Exhibit 99.1

6100 North Western Avenue

Oklahoma City, Oklahoma

June 19, 2014

Dear Fellow Shareholders:

I am pleased to inform you that, on June 6, 2014, the board of directors of Chesapeake Energy Corporation approved the spin-off of Seventy Seven Energy Inc. (formerly, Chesapeake Oilfield Operating, L.L.C.), or SSE, an indirect, wholly-owned subsidiary of Chesapeake, through a pro rata stock distribution to holders of Chesapeake common stock. SSE’s assets and businesses generally consist of those that Chesapeake reports as its oilfield services operating segment in its consolidated financial statements. We believe the spin-off, which will create two distinct businesses with separate publicly traded shares and, for each company, a dedicated board of directors and management team, will better enable our exploration and production business, on the one hand, and our oilfield services business, on the other hand, to focus exclusively on realizing their own opportunities and executing their distinct strategies in the marketplace. In addition, we believe that the two companies, each with its own financial and operating characteristics, will appeal to a wider combined investor base. For these and other reasons discussed in the information statement, we believe the spin-off is in the best interests of our shareholders.

As a result of the spin-off, each Chesapeake shareholder will receive one share of SSE common stock for every fourteen shares of Chesapeake common stock held as of 5:00 p.m. New York City time on June 19, 2014, the record date. The distribution of SSE shares is expected to occur on June 30, 2014. Shareholder approval of the spin-off is not required, and you do not need to take any action to receive shares of SSE common stock in the spin-off. The distribution, which is subject to several customary conditions, will be issued in book-entry form only, which means that no physical stock certificates representing interests in SSE will be issued. A book-entry account statement reflecting your ownership of shares of SSE common stock will be mailed to you, or your brokerage account will be credited for the shares on or about June 30, 2014.

We intend for the spin-off to be tax-free to our shareholders for U.S. federal income tax purposes (other than with respect to any cash received in lieu of fractional shares). To that end, we have obtained a private letter ruling regarding the spin-off from the Internal Revenue Service. In addition, it is a condition to completing the spin-off that we receive an opinion of counsel substantially to the effect that the spin-off will qualify under Sections 355 and 368 of the Internal Revenue Code of 1986, as amended, for U.S. federal income tax purposes. The private letter ruling is, and the tax opinion will be, subject to certain qualifications and limitations. You should, of course, consult your own tax advisor as to the particular consequences of the spin-off to you, including the applicability and effect of any state, local and non-U.S. tax laws, which may result in the spin-off being taxable to you. The spin-off is also subject to other conditions, including necessary regulatory approvals.

If you sell or otherwise transfer your shares of Chesapeake common stock prior to or on the distribution date, you may also be selling your right to receive shares of SSE common stock. You are encouraged to consult with your broker or financial advisor regarding the specific implications of transferring your Chesapeake common stock prior to or on the distribution date.

Following the spin-off, Chesapeake common stock will continue to trade on the New York Stock Exchange under the ticker symbol “CHK.” SSE’s common stock has been approved for listing on the New York Stock Exchange under the ticker symbol “SSE.” You do not need to take any action to receive your shares of SSE common stock. You do not need to pay any consideration for your shares of SSE common stock or surrender or exchange your shares of Chesapeake common stock.

I encourage you to read the enclosed information statement, which is being mailed to all Chesapeake shareholders. It describes the spin-off in detail and contains important information about SSE, including financial statements.

I believe the spin-off is a positive event for our shareholders, and I look forward to your continued support as a shareholder of Chesapeake. We remain committed to working on your behalf to build long-term shareholder value.

Sincerely,

/s/ Robert D. Lawler
Robert D. Lawler
President and Chief Executive Officer
Chesapeake Energy Corporation

777 N.W. 63rd Street

Oklahoma City, Oklahoma

June 19, 2014

To Shareholders of Seventy Seven Energy Inc.:

It is my pleasure to welcome you as a shareholder of Seventy Seven Energy Inc. Following the spin-off, we will continue our business as a diversified oilfield services company that provides a wide range of wellsite services and equipment to our customers, including land-based drilling, hydraulic fracturing, oilfield rentals, rig relocation and water transport and disposal. We employ approximately 5,100 people in the United States. Our strategy as an independent company will be to maximize the profitability of our operations by (1) expanding and developing relationships with existing and new third party customers, (2) continuing our strong business relationship with Chesapeake, (3) growing and enhancing our asset base, (4) increasing utilization of our oilfield rental assets, (5) leveraging our unique asset base to build a highly efficient, integrated service model and (6) continuing our industry leading safety performance. As an independent company, we believe we can more effectively focus on our oilfield services operations and growth strategies, and thus bring more value to you as a shareholder, than we could as a subsidiary of Chesapeake.

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “SSE.”

We thank you in advance for your support as a shareholder of SSE common stock, and I invite you to learn more about SSE by reviewing the enclosed information statement.

Sincerely,

/s/ Jerry L. Winchester
Jerry L. Winchester
President and Chief Executive Officer
Seventy Seven Energy Inc.

INFORMATION STATEMENT

Seventy Seven Energy Inc.

Common Stock

(par value $0.01 per share)

This information statement is being furnished in connection with the distribution by Chesapeake Energy Corporation, or Chesapeake, to its shareholders of all of the outstanding shares of common stock of Seventy Seven Energy Inc. (formerly, Chesapeake Oilfield Operating, L.L.C.), or SSE. As of the date of this information statement, Chesapeake owns all of SSE’s outstanding common stock.

On June 6, 2014, after consultation with financial and other advisors, Chesapeake’s board of directors approved the distribution of 100% of Chesapeake’s interest in SSE. You, as a holder of Chesapeake common stock, will be entitled to receive one share of SSE common stock for every fourteen shares of Chesapeake common stock held as of 5:00 p.m., New York City time, on the record date, June 19, 2014. The distribution date for the spin-off will be June 30, 2014.

You will not be required to pay any cash or other consideration for the shares of SSE common stock that will be distributed to you or to surrender or exchange your shares of Chesapeake common stock in order to receive shares of SSE common stock in the spin-off. The distribution will not affect the number of shares of Chesapeake common stock that you hold. No approval by Chesapeake shareholders of the spin-off is required or being sought. You are not being asked for a proxy and you are requested not to send a proxy.

As discussed under “The Spin-Off—Trading of Chesapeake Common Stock After the Record Date and Prior to the Distribution,” if you sell your shares of Chesapeake common stock in the “regular way” market after the record date and on or prior to the distribution date, you also will be selling your right to receive shares of SSE common stock in connection with the spin-off. You are encouraged to consult with your broker or financial advisor regarding the specific implications of selling your shares of Chesapeake common stock on or prior to the spin-off.

There currently is no trading market for SSE common stock. However, we expect that a limited market, commonly known as a “when-issued” trading market, for SSE common stock will begin on or shortly after June 17, 2014 and will continue up to and including the spin-off date, and we expect that “regular way” trading of SSE common stock will begin the first day of trading following the spin-off. Subject to completion of the spin-off, SSE has applied to list its common stock on the New York Stock Exchange under the symbol “SSE.”

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 22.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Chesapeake first mailed this information statement to its shareholders on or about June 19, 2014.

The date of this information statement is June 16, 2014.

SEVENTY SEVEN ENERGY

OUR ACTIVE AREAS OF OPERATIONS

Niobrara
Anadarko Basin
Permian Basin
Utica Shale
Marcellus Shale
Barnett Shale
Haynesville Shale
Eagle Ford Shale

☆ – Oklahoma City Headquarters
● – Selected Staffed Field Offices

Introduction

In this information statement, unless the context requires otherwise or we specifically indicate otherwise, the terms “SSE,” “our company,” “we,” “our” and “us” when used in a historical context refer to Chesapeake Oilfield Operating, L.L.C. and its subsidiaries and when used in the present or future tense refer to Seventy Seven Energy Inc. and its subsidiaries after giving effect to the spin-off. Immediately prior to completion of the spin-off, Chesapeake Oilfield Operating, L.L.C., or COO, will convert into Seventy Seven Energy Inc., an Oklahoma corporation, and all of its assets, operations and liabilities will be assumed by SSE. The term “Chesapeake” refers to Chesapeake Energy Corporation and its subsidiaries (excluding us and all of our subsidiaries).

The transaction in which Chesapeake will distribute shares of SSE common stock to Chesapeake shareholders is referred to in this information statement as the “distribution.” The transactions in which COO will be separated from Chesapeake and SSE will become an independent, publicly traded company, including the distribution, are referred to in this information statement collectively as the “spin-off.”

This information statement is being furnished solely to provide information to Chesapeake shareholders who will receive shares of common stock of SSE in the spin-off. It is not provided as an inducement or encouragement to buy or sell any securities of Chesapeake, COO or SSE. This information statement describes our business, our relationship with Chesapeake, and how the spin-off affects Chesapeake and its shareholders, and provides other information to assist you in evaluating the benefits and risks of holding or disposing of our common stock that you will receive in the spin-off. You should be aware of certain risks relating to the spin-off, our business and ownership of our common stock, which are described under the heading “Risk Factors.” You should not assume that the information contained in this information statement is accurate as of any date other than the date set forth on the front cover. Changes to the information contained in this information statement may occur after that date, and we undertake no obligation to update the information contained in this information statement, unless we are required by applicable securities laws to do so.

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QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF

Q:	What is the spin-off?

A:	The spin-off involves the separation of our business from Chesapeake and Chesapeake’s pro rata distribution to its shareholders of all of the outstanding shares of our common stock. Following the spin-off, we will be a separate, publicly traded company, and Chesapeake will not retain any ownership interest in our company. You do not have to pay any consideration, give up any of your shares of Chesapeake common stock or take any other action to receive shares of our common stock in the spin-off.

Q:	Why is Chesapeake separating SSE from Chesapeake’s business?

A:	Chesapeake’s board and management team believe the benefits of the spin-off will include:

•	enhancing the flexibility of the management team of Chesapeake and SSE to make strategic and operational decisions that are in the best interests of their respective businesses;

•	optimizing the allocation of capital and corporate resources in a manner that focuses on achieving the strategic priorities of each company;

•	enhancing our ability to attract E&P customers other than Chesapeake;

•	enhancing our reputation as an independent provider of diversified oilfield services;

•	enhancing the ability of Chesapeake and SSE to more efficiently attract and deploy capital; and

•	enhancing the ability of Chesapeake and SSE to attract employees with appropriate skill sets, to incentivize their key employees with equity-based compensation that is aligned with the performance of their respective operations and to retain key employees for the long term.

For more information, please read “The Spin-Off—Reasons for the Spin-Off.”

Q:	What is being distributed in the spin-off?

A:	Chesapeake will distribute one share of SSE common stock for every fourteen shares of Chesapeake common stock outstanding as of the record date for the distribution. Approximately 47.6 million shares of our common stock will be distributed in the spin-off, based upon the number of shares of Chesapeake common stock outstanding on June 1, 2014. The shares of our common stock to be distributed by Chesapeake will constitute all of the issued and outstanding shares of our common stock at the closing of the spin-off. For more information on the shares being distributed in the spin-off, please read “Description of Capital Stock.”

Q:	What is the record date for the spin-off, and when will the spin-off occur?

A:	The record date is June 19, 2014, and ownership is determined as of 5:00 p.m. New York City time on that date. Shares of SSE common stock will be distributed on June 30, 2014, which we refer to as the distribution date.

Q:	As a holder of shares of Chesapeake common stock as of the record date, what do I have to do to participate in the spin-off?

A:	Nothing. You will receive one share of SSE common stock for every fourteen shares of Chesapeake common stock held as of the record date and retained through the distribution date. You may also participate in the spin-off if you purchase Chesapeake common stock in the “regular way” market and retain your Chesapeake shares through the distribution date. Please read “The Spin-Off—Trading of Chesapeake Common Stock After the Record Date and Prior to the Distribution.”

Q:	If I sell my shares of Chesapeake common stock before or on the distribution date, will I still be entitled to receive SSE shares in the spin-off?

A:	If you sell your shares of Chesapeake common stock prior to or on the distribution date, you may also be selling your right to receive shares of SSE common stock. See “The Spin-Off—Trading of Chesapeake Common Stock After the Record Date and Prior to the Distribution.” You are encouraged to consult with your broker or financial advisor regarding the specific implications of selling your Chesapeake common stock prior to or on the distribution date.

Q:	How will fractional shares be treated in the spin-off?

A:	Chesapeake will not distribute any fractional shares of SSE common stock to Chesapeake shareholders. Any fractional share of our common stock otherwise issuable to you will be sold automatically on your behalf, and you will receive a cash payment with respect to that fractional share. For an explanation of how the cash payments for fractional shares will be determined, please read “The Spin-Off—Treatment of Fractional Shares.”

Q:	Will the spin-off affect the number of shares of Chesapeake I currently hold?

A:	No. The number of shares of Chesapeake common stock held by a shareholder will be unchanged. The market value of each Chesapeake share, however, is expected to decline to reflect the impact of the distribution.

Q:	What are the U.S. federal income tax consequences of the spin-off to me?

A:	Chesapeake has obtained a private letter ruling from the Internal Revenue Service (the “IRS”) and intends to obtain an opinion of Baker Botts L.L.P., in each case, substantially to the effect that, for U.S. federal income tax purposes, the spin-off and certain related transactions will qualify under Sections 355 and 368 of the Internal Revenue Code of 1986, as amended (the “Code”). The private letter ruling is, and the tax opinion will be, subject to certain qualifications and limitations. Assuming the spin-off and certain related transactions so qualify, for U.S. federal income tax purposes, generally no gain or loss would be recognized by you, and no amount would be included in your taxable income (other than with respect to cash received in lieu of fractional shares), as a result of the spin-off. However, non-U.S. shareholders (as defined below) may be subject to tax if such holders owned more than 5% of the common stock of Chesapeake at any time during the five-year period ending on the date of the spin-off. Non-U.S. shareholders also may be subject to tax on the spin-off in jurisdictions other than the United States. The material U.S. federal income tax consequences of the spin-off are described in more detail under “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.” Information regarding tax matters in this information statement is for general information purposes only and does not constitute tax advice. SHAREHOLDERS ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES OF THE SPIN-OFF TO THEM.

Q:	How will I determine the tax basis I will have in the shares of stock I receive in the spin-off?

A:	Generally, your aggregate basis in the stock you hold in Chesapeake and the shares of our common stock received in the spin-off (including any fractional shares to which you otherwise would be entitled) will equal the aggregate basis of Chesapeake common stock held by you immediately before the distribution. This aggregate basis should be allocated between your Chesapeake common stock and our common stock you receive in the spin-off (including any fractional shares to which you otherwise would be entitled) in proportion to the relative fair market values of each immediately after the distribution. You should consult your tax advisor about how this allocation will work in your situation (including a situation where you have purchased Chesapeake shares at different times or for different amounts) and regarding any particular consequences of the spin-off to you, including the application of state, local and non-U.S. tax laws. The material U.S. federal income tax consequences of the spin-off are described in more detail under “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

Q:	Will I receive a stock certificate for SSE shares distributed as a result of the spin-off?

A:	No. Registered holders of Chesapeake common stock who are entitled to participate in the spin-off will receive a book-entry account statement reflecting their ownership of SSE common stock. Following the spin-off, however, you may request physical stock certificates if you are a holder of record. For additional information, registered shareholders in the United States should contact Chesapeake’s transfer agent, Computershare Trust Company, N.A., at (877) 373-6374, or through its website at www.computershare.com. From outside the United States, shareholders may call (781) 575-2879. Please read “The Spin-Off—When and How You Will Receive SSE Shares.”

Q:	If I am a holder of Chesapeake debt or equity securities that are convertible into Chesapeake common stock, will I be entitled to receive SSE shares in connection with the spin-off?

A:	Holders of Chesapeake’s convertible notes and convertible preferred stock will not be entitled to participate in the distribution unless they convert such securities prior to the record date.

Q:	What if I hold my shares through a broker, bank or other nominee?

A:	Chesapeake shareholders who hold their shares through a broker, bank or other nominee will have their brokerage account credited with shares of SSE common stock. For additional information, those shareholders are encouraged to contact their broker, bank or nominee directly.

Q:	What if I have stock certificates reflecting my shares of Chesapeake common stock? Should I send them to the transfer agent or to Chesapeake?

A:	No. You should not send your stock certificates to the transfer agent or to Chesapeake. You should retain your Chesapeake stock certificates.

Q:	What are the conditions to the spin-off?

A:	The spin-off is subject to a number of conditions, including, among others: (1) the continued effectiveness of a private letter ruling received by Chesapeake from the IRS and an opinion of counsel, in each case, substantially to the effect that, for U.S. federal income tax purposes, the spin-off and certain related transactions will qualify under Sections 355 and 368 of the Code; (2) the SEC’s declaring effective the Registration Statement of which this information statement forms a part; (3) Seventy Seven Operating LLC, an Oklahoma limited liability company (“SSO”), our direct wholly-owned subsidiary and the direct owner of all our operating subsidiaries, entering into a $400.0 million secured term loan (the “Term Loan”) and new senior secured approximately $275.0 million revolving credit facility (the “New Credit Facility”) and terminating our current revolving credit facility (the “Existing Credit Facility”); (4) our issuance of $500.0 million of 6.5% Senior Notes due 2022 (the “New Senior Notes”); and (5) receipt and continued effectiveness of all material consents necessary to consummate the spin-off. However, even if all of the conditions have been satisfied, Chesapeake may amend, modify or abandon any and all terms of the spin-off and the related transactions at any time prior to the distribution date. Please read “The Spin-Off—Spin-Off Conditions and Termination.”

Q:	Will SSE incur any debt prior to or at the time of the spin-off?

A:	We currently have in place a $500.0 million revolving credit facility. As of June 1, 2014, we had available capacity of $37.3 million. We plan to terminate the Existing Credit Facility and establish the New Credit Facility and the Term Loan prior to completion of the spin-off. We also expect to issue $500.0 million of New Senior Notes prior to completion of the spin-off and use approximately $391.0 million of the proceeds therefrom to fund a dividend to COS Holdings, L.L.C. (“COSH”) and the remaining proceeds to repay outstanding indebtedness under the New Credit Facility in full and for general corporate purposes. Additionally, we have outstanding $650.0 million principal amount of senior unsecured notes due 2019 (the “2019 Notes”), which we plan to transfer to SSO prior to completion of the spin-off. Please read “Capitalization” and “Description of Material Indebtedness.” This information statement shall not be deemed an offer to sell or a solicitation of an offer to buy the New Senior Notes.

Q:	Are there risks to owning shares of SSE common stock?

A:	Yes. SSE’s business is subject both to general and specific business risks relating to its operations, business, industry and common stock. In addition, the spin-off involves specific risks, including risks relating to SSE being an independent, publicly traded company. Please read “Risk Factors.”

Q:	Does SSE plan to pay cash dividends?

A:	No. We do not currently plan to pay a regular dividend on our common stock following the spin-off. The credit agreement relating to our Existing Credit Facility and the indenture for the 2019 Notes include, and we expect the credit agreements relating to our New Credit Facility and the Term Loan and the indenture for the New Senior Notes to include, restrictions on our ability to pay dividends. The declaration and amount of future dividends, if any, will be determined by our board of directors and will depend on our financial condition, earnings, capital requirements, financial covenants, industry practice and other factors our board of directors deems relevant. Please read “Dividend Policy.”

Q:	Will the SSE common stock trade on a stock market?

A:	Currently, there is no public market for our common stock. Our common stock has been approved for listing on the New York Stock Exchange under the symbol “SSE.” We anticipate that limited trading in shares of SSE common stock will begin on a “when-issued” basis on or shortly before the record date and will continue up to and including the distribution date and that “regular-way” trading in shares of SSE common stock will begin on the first trading day following the distribution date. The “when-issued” trading market will be a market for shares of SSE common stock that will be distributed to Chesapeake shareholders on the distribution date. If you owned shares of Chesapeake common stock at the close of business on the record date, you would be entitled to shares of SSE common stock distributed pursuant to the spin-off. You may trade this entitlement to shares of SSE common stock, without the shares of Chesapeake common stock you own, on the “when-issued” market. We cannot predict the trading prices or volume for our common stock before, on or after the distribution date. Please read “Risk Factors—Risks Relating to Ownership of our Common Stock.”

Q:	What will happen to Chesapeake stock options, restricted shares, restricted share units and performance share units?

A:	We currently expect that, subject to approval of the compensation committee of Chesapeake’s board of directors, equity-based compensation awards will generally be treated as follows:

Each outstanding award of options to purchase shares of Chesapeake common stock that is held by an active or former director, officer or employee of Chesapeake who will not be a director, officer or employee of SSE immediately after the spin-off will be adjusted to increase the number of shares of Chesapeake common stock subject to such award. Each of those adjustments will be generally intended to preserve the intrinsic value of the original option and the ratio of the exercise price to the fair market value of the stock subject to the option. To the extent the options being adjusted are vested, the adjusted options will also be vested.

Each outstanding award of options to purchase shares of Chesapeake common stock that is held by an active or former officer or employee of SSE who will not be an officer or employee of Chesapeake immediately after the spin-off will be replaced with a substitute award of options to purchase shares of SSE common stock. Each of those substitute awards will have terms that will be generally intended to preserve the intrinsic value of the original option and the ratio of the exercise price to the fair market value of the stock subject to the option. To the extent the awards being replaced are vested, the substitute awards will also be vested.

The Chesapeake restricted stock awards and restricted stock unit awards of active or former officers, employees or directors of Chesapeake who will not become officers, employees or directors of SSE immediately after the spin-off will be adjusted to increase the number of shares of Chesapeake common stock subject to such awards, each of which will generally preserve the value of the original award.

The Chesapeake restricted stock awards and restricted stock unit awards of active or former officers or employees of SSE who will not become officers or employees of Chesapeake immediately after the spin-off will be replaced with substitute awards with respect to SSE common stock, each of which will generally preserve the value of the original award.

The original target opportunity of Chesapeake performance share units will be adjusted in the same manner as Chesapeake restricted stock units held by active or former officers or employees of Chesapeake who will not become officers or employees of SSE.

For additional information on the treatment of Chesapeake equity-based compensation awards, please read “The Spin-Off—Treatment of Stock-Based Awards.”

Q:	What will be the relationship between Chesapeake and SSE following the spin-off?

A:	After the spin-off, Chesapeake will not own any shares of SSE common stock. Each of Chesapeake and SSE will be an independent, publicly traded company with its own board of directors and management team. In connection with the spin-off, we are entering into a number of agreements with Chesapeake that will govern the spin-off and allocate responsibilities for obligations arising before and after the spin-off, including, among others, obligations relating to our employees and taxes. Currently, we have commercial agreements in place with Chesapeake that, among other things, set forth the terms under which we provide Chesapeake with oilfield services. We are a party to a master services agreement, pursuant to which we provide drilling and other services and supply materials and equipment to Chesapeake (the “Master Services Agreement”) and we are a party to a services agreement with Chesapeake under which Chesapeake has agreed to guarantee the utilization of a portion of our drilling rig and hydraulic fracturing fleets during the term of the agreement (the “Services Agreement”). In connection with the spin-off, we intend to terminate the Services Agreement. Our provision of drilling services for Chesapeake will thereafter be governed by rig-specific daywork drilling contracts similar to those we use for third party customers (the “Drilling Agreements”), and our provision of other wellsite services for Chesapeake will continue to be governed by the Master Services Agreement as supplemented by new services agreements entered into in connection with the spin-off (the “New Services Agreements”). Under the New Services Agreement for our hydraulic fracturing services, Chesapeake will for a term of three years guarantee certain minimum utilization rates. Please read “Relationship with Chesapeake After the Spin-Off.”

Q:	Will I have appraisal rights in connection with the spin-off?

A:	No. Holders of shares of Chesapeake common stock are not entitled to appraisal rights in connection with the spin-off.

Q:	Who is the transfer agent for your common stock?

A:	Computershare Trust Company, N.A.

250 Royall Street

Canton, Massachusetts 02021-1011

www.computershare.com

Q:	Who is the distribution agent for the spin-off?

A:	Computershare Trust Company, N.A.

250 Royall Street

Canton, Massachusetts 02021-1011

www.computershare.com

Q:	Whom can I contact for more information?

A:	If you have questions relating to the mechanics of the distribution of SSE shares, you should contact the distribution agent:

Computershare Trust Company, N.A.

250 Royall Street

Canton, Massachusetts 02021-1011

Telephone: (877) 373-6374

www.computershare.com

Before the spin-off, if you have questions relating to the spin-off, you should contact Chesapeake’s Vice President-Investor Relations and Research at:

Chesapeake Energy Corporation

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

Attention: Vice President-Investor Relations and Research

Telephone: (405) 935-6741

SUMMARY

The following is a summary of some of the information contained in this information statement. It does not contain all the details concerning us or the spin-off, including information that may be important to you. We urge you to read this entire document carefully, including the risk factors, our historical and pro forma financial statements and the notes to those financial statements.

Unless the context requires otherwise or we specifically indicate otherwise, the terms “SSE,” “our company,” “we,” “our” and “us” when used in a historical context refer to Chesapeake Oilfield Operating, L.L.C. and its subsidiaries and when used in the present or future tense refer to Seventy Seven Energy Inc. and its subsidiaries after giving effect to the spin-off. Immediately prior to completion of the spin-off (defined below), Chesapeake Oilfield Operating, L.L.C. will convert into Seventy Seven Energy Inc., an Oklahoma corporation, and all of its assets, operations and liabilities will be assumed by SSE. The term “Chesapeake” refers to Chesapeake Energy Corporation (NYSE: CHK) and its subsidiaries (excluding us and all of our subsidiaries). The term “SSO” refers to Seventy Seven Operating LLC, an Oklahoma limited liability company, our direct wholly-owned subsidiary and, after giving effect to the Transactions, the direct owner of all our operating subsidiaries. References in this document to our historical assets, liabilities, business or activities generally refer to the historical assets, liabilities, business or activities of our business as it was conducted as part of Chesapeake and its subsidiaries before giving effect to the Transactions (as defined below). Our historical financial results contained in this information statement may not be indicative of our financial results in the future as an independent company or reflect what our financial results would have been had we been an independent company during the periods presented. The transactions in which we will distribute certain of our businesses to Chesapeake and receive certain assets from Chesapeake as described in “Relationship with Chesapeake After the Spin-Off—Agreements Between Chesapeake and Us—Master Separation Agreement” and be separated from Chesapeake and become an independent, publicly traded company are referred to in this information statement collectively as the “distribution” or the “spin-off.” Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement assumes the completion of the spin-off.

Our Company

We are currently an indirect wholly-owned subsidiary of Chesapeake operating under the name “Chesapeake Oilfield Operating, L.L.C.” Following the spin-off, we will be an independent, publicly traded company operating under the name “Seventy Seven Energy Inc.” Chesapeake will not retain any ownership interest in our company.

We are a diversified oilfield services company that provides a wide range of wellsite services and equipment to U.S. land-based exploration and production (“E&P”) customers operating in unconventional resource plays. We offer services and equipment that are strategic to our customers’ oil and natural gas operations. Our services include drilling, hydraulic fracturing, oilfield rentals, rig relocation and water transport and disposal. Our operations are geographically diversified across many of the most active oil and natural gas plays in the onshore United States, including the Anadarko and Permian Basins and the Barnett, Eagle Ford, Haynesville, Marcellus, Niobrara and Utica Shales.

For the quarter ended March 31, 2014 and the years ended December 31, 2013 and 2012, we generated revenues of approximately $509.7 million, $2.2 billion and $1.9 billion, respectively, and Adjusted EBITDA of approximately $70.3 million, $368.6 million and $439.2 million, respectively.

We conduct our business through four operating segments:

Drilling. Our drilling segment is operated through our wholly-owned subsidiary, Nomac Drilling, L.L.C., and provides land drilling and drilling-related services, including directional drilling and mudlogging, for oil and natural gas E&P activities. According to Rig Data, we have the 5th largest U.S. land-based drilling rig fleet, which is categorized into three operational “Tiers.” Our Tier 1 rigs are equipped with AC electric drives, top drives and mud pumps with 1,300 horsepower or greater. Our Tier 2 rigs are equipped with DC electric drives, top drives and mud pumps with 1,000 horsepower or greater. The majority of our Tier 1 and Tier 2 rigs are multi-well pad capable, being equipped with skidding or walking systems. Our Tier 3 rigs are legacy, mechanical drive rigs.

As of June 1, 2014, our marketed fleet consisted of 20 Tier 1 rigs, including 10 proprietary PeakeRigs™, 57 Tier 2 rigs and 9 Tier 3 rigs. We also have 16 contracted PeakeRigs under construction. Our PeakeRigs™ are designed for long lateral drilling of multiple wells from a single location, which makes them well suited for unconventional resource development. We are aggressively pursuing a strategy of upgrading our fleet to better align with the market’s demand for multi-well pad drilling in unconventional resource plays. In connection therewith, we plan to sell all of the Tier 3 rigs that we own and expect that our fleet will primarily include only Tier 1 and Tier 2 rigs by the end of 2014.

For the quarter ended March 31, 2014, our drilling operating segment generated revenues of $180.4 million and Adjusted EBITDA of $44.1 million, representing 35% and 63% of our total revenues and Adjusted EBITDA, respectively. For the year ended December 31, 2013, our drilling operating segment generated revenues of $740.8 million and Adjusted EBITDA of $157.3 million, representing 34% and 43% of our total revenues and Adjusted EBITDA, respectively. As of June 1, 2014, approximately 37% of our active rigs were contracted by third party customers.

The following table depicts the geographic areas in which our drilling segment operated as of June 1, 2014, including the number of active rigs contracted by Chesapeake and by third parties in each geographic area, and the total number of active rigs in each geographic area according to Baker Hughes.

	Rigs Contracted by
Geographic Area	Chesapeake		Third Parties		Total SSE Rigs	Total Active Rigs in Area
Anadarko Basin	13		15		28	173
Eagle Ford Shale	16		1		17	213
Utica Shale	7		7		14	41
Marcellus Shale	6		2		8	83
Niobrara Shale	2		2		4	54
Haynesville Shale	7		0		7	44
Permian Basin	0		5		5	547

Total	51	*	32	**	83	1,155

*	Does not include 10 PeakeRigs under construction, all of which are under contract with Chesapeake and expected to be delivered by the fourth quarter of 2015.
**	Does not include six PeakeRigs under construction, all of which are under contract with third parties and expected to be delivered by the fourth quarter of 2014.

Hydraulic Fracturing. Our hydraulic fracturing segment is operated through our wholly-owned subsidiary, Performance Technologies, L.L.C. (“PTL”), and provides high-pressure hydraulic fracturing (or frac) services and other well stimulation services. Hydraulic fracturing involves pumping fluid down a well casing or tubing under high pressure to cause the underground formation to crack, allowing the oil or natural gas to flow more freely. As of June 1, 2014, we owned nine hydraulic fracturing fleets with an aggregate of 360,000 horsepower and all nine of these fleets were contracted by Chesapeake in the Anadarko Basin and the Eagle Ford and Utica Shales. We have a tenth hydraulic fracturing fleet under construction, which will add another 40,000 horsepower. Our equipment consists of high pressure rated, premium hydraulic fracturing equipment especially suited for unconventional resource plays. Our equipment had an average age of 24 months as of June 1, 2014, which we believe to be among the newest in the industry. We averaged over 71 stages per fleet per month for the year ended December 31, 2013. For the quarter ended March 31, 2014, our hydraulic fracturing operating segment generated revenues of $201.6 million and Adjusted EBITDA of $19.5 million, representing 40% and 28% of our total revenues and Adjusted EBITDA, respectively. For the year ended December 31, 2013, our hydraulic fracturing operating segment generated revenues of $897.8 million and Adjusted EBITDA of $136.7 million, representing 41% and 37% of our total revenues and Adjusted EBITDA, respectively.

Oilfield Rentals. Our oilfield rentals segment is operated through our wholly-owned subsidiary, Great Plains Oilfield Rental, L.L.C. (“GPOR”), and provides premium rental tools and specialized services for land-based oil and natural gas drilling, completion and workover activities. We offer an extensive line of rental tools, including a full line of tubular products specifically designed for horizontal drilling and completion, with high-torque, premium-connection drill pipe, drill collars and tubing for rent that is supported through a sophisticated inspection, repair and refurbishment capability. Additionally, we offer surface rental equipment including blowout preventers, frac tanks, mud tanks and environmental containment that leverage all phases of the hydrocarbon extraction and production process. Our air drilling equipment and services enable extraction in select basins where segments of certain formations preclude the use of drilling fluid, permitting operators to drill through problematic zones without the risk of fluid absorption and damage to the wellbore. We also provide critical frac-support services, including rental and rig-up/rig-down of wellhead pressure control equipment (frac stacks), delivery of on-site frac water through a robust water transfer operation (including an industry-leading water transfer school) and monitoring and controlling of production returns through our testing and flowback business. As of June 1, 2014, we offered oilfield rental services in the Anadarko and Permian Basins and the Eagle Ford, Haynesville, Marcellus, Niobrara and Utica Shales. This broad geographic footprint gives us exposure to the preponderance of unconventional plays in the U.S., and allows us to optimize deployment of our equipment to regions of the greatest demand. For the quarter ended March 31, 2014, our oilfield rentals operating segment generated revenues of $35.9 million and Adjusted EBITDA of $9.2 million, representing 7% and 13% of our total revenues and Adjusted EBITDA, respectively. For the year ended December 31, 2013, our oilfield rentals operating segment generated revenues of $160.2 million and Adjusted EBITDA of $55.9 million, representing 7% and 15% of our total revenues and Adjusted EBITDA, respectively.

Oilfield Trucking. Our oilfield trucking segment is operated through our wholly-owned subsidiaries, Hodges Trucking Company, L.L.C. (“Hodges”), Oilfield Trucking Solutions, L.L.C. (“OTS”) and GPOR. Hodges provides drilling rig relocation and logistics services. As of June 1, 2014, Hodges owned a fleet of 260 rig relocation trucks and 67 cranes and forklifts, which were operating in the Anadarko and Permian Basins and the Barnett, Eagle Ford, Haynesville, Marcellus and Utica Shales. OTS and GPOR provide water transport and disposal services. As of June 1, 2014, after giving pro forma effect to the Transactions, our subsidiaries owned a fleet of 145 water transport trucks that transport water to and from wells in the Anadarko Basin and the Eagle Ford, Marcellus and Utica Shales. For the quarter ended March 31, 2014, our oilfield trucking operating segment generated revenues of $56.2 million and Adjusted EBITDA of $0.1 million, representing 11% and 1% of our total revenues and Adjusted EBITDA, respectively. For the year ended December 31, 2013, our oilfield trucking operating segment generated revenues of $244.4 million and Adjusted EBITDA of $29.2 million, representing 11% and 8% of our total revenues and Adjusted EBITDA, respectively.

Relationship with Chesapeake

We are currently an indirect, wholly-owned subsidiary of Chesapeake, one of the most active developers of unconventional resources in the United States. For the quarter ended March 31, 2014 and the years ended December 31, 2013, 2012 and 2011, Chesapeake and its working interest partners accounted for approximately 85%, 90%, 94% and 94% of our total revenues, respectively. As Chesapeake’s demand for drilling rigs has declined since late 2012, we have diversified our third party customer base. Our rigs contracted by Chesapeake declined from a peak level of 100 rigs as of April 2012 to 50 rigs as of December 2013. Our drilling segment revenues attributable to Chesapeake declined from approximately 93% for the year ended December 31, 2011 to

80% for the year ended December 31, 2013. As of June 1, 2014, 37% of our active fleet was contracted by third parties, which does not include six additional PeakeRigs under construction that are under contract with third parties and expected to be delivered by the fourth quarter of 2014. Following the spin-off, we intend to continue to diversify our customer base by providing an increasing percentage of our services to third party customers.

In connection with the spin-off, we and Chesapeake are entering into certain agreements, including a master separation agreement, transition services agreement (the “Transition Services Agreement”), a tax sharing agreement and an employee matters agreement, under which we and Chesapeake will, among other things, indemnify each other against certain liabilities arising from our respective businesses. Additionally, we are currently party to certain commercial agreements with Chesapeake that will be either amended or terminated and replaced in connection with the spin-off, including the Master Services Agreement, drilling contracts and the Services Agreement. See “Relationship with Chesapeake After the Spin-Off—Agreements Between Chesapeake and Us.”

Corporate Information

The address of our principal executive offices is 777 N.W. 63rd Street, Oklahoma City, Oklahoma 73116. Our main telephone number is (405) 608-7777. As of June 1, 2014, we had 5,100 employees headquartered in Oklahoma City, Oklahoma and field offices in the Anadarko and Permian Basins and the Barnett, Eagle Ford, Haynesville, Marcellus, Niobrara and Utica Shales.

Industry Trends Impacting Our Business

Trends that we believe are affecting, and will continue to affect, our industry include:

Ongoing Development of Existing and Emerging Unconventional Resource Basins. Over the past decade, E&P companies have focused on exploiting the vast resource potential available across many of North America’s unconventional resource plays through the application of horizontal drilling and completion technologies, including multi-stage hydraulic fracturing. We believe long-term capital for the continued development of these basins will be provided by large well-capitalized domestic oil and gas companies that have made significant investments, as well as international oil and gas companies, that continue to make significant capital commitments through both direct investments and joint ventures.

Increased Horizontal Drilling, Drilling Efficiencies and Service Intensity in Unconventional Basins. Oilfield service providers have benefited from aggressive unconventional resource development in the U.S., which has driven both increased horizontal drilling and efficiency improvements. According to Baker Hughes, the horizontal rig count rose from 570 as of January 1, 2010 to 1,251 as of May 30, 2014. In addition, the average number of wells drilled per rig increased from 4.71 during the first quarter of 2012 to 5.34 during the fourth quarter of 2013 and 5.14 during the first quarter of 2014. Furthermore, operators have increased the number of fracturing stages completed per well in a given period. For example, according to Wood MacKenzie, in the Eagle Ford Shale, the average number of stages per well has increased from approximately 15 in 2011 to approximately 21 in 2013. We believe that this increase in the horizontal rig count, the number of wells drilled and the number of stages per well are indicators of increasing demand for our services.

Trend Towards “Factory-Style” Development for Large Scale Unconventional Resource Plays. Advances in horizontal drilling, hydraulic fracturing and multi-well pad development have contributed to the growth in U.S. production while increasing service intensity at the well site. In an effort to improve well recoveries and achieve efficiencies of scale, operators are standardizing their approach to unconventional resource development. This approach involves adopting the consistent application of modern drilling and completion equipment and techniques and the seamless integration of well-site services and techniques. One of the largest drivers of increased efficiencies is the application of multi-well pad drilling where specialized rigs drill a series of wells on a centralized location. Through this consistent “factory-style” approach to development, producers have achieved increased drilling and completion efficiencies while reducing time-based costs and achieving benefits of scale. Oilfield service companies that provide integrated end-to-end solutions are uniquely positioned to benefit as producers continue to transition to this approach.

Our Strengths

We believe the following competitive strengths will allow us to execute our business strategies successfully:

Expertise in unconventional resource plays. Since our inception, we have been an integrated part of Chesapeake, one of the most active developers of unconventional resources in the United States. We have organized our operations around providing this type of customer with integrated services, which are designed to increase the speed and efficiency in the development of their resources. Our deep understanding of “factory-style” development especially benefits high-volume, high-efficiency customers developing unconventional resources. We have used this expertise to develop relationships with some of the most highly regarded E&P companies.

Large integrated footprint in high activity basins and close proximity to our customers. Our integrated footprint includes state-of-the-art equipment service centers, a broad network of newly constructed field offices, established supply chain networks and highly trained personnel with deep expertise in each of our operating areas. By virtue of our Oklahoma City headquarters, we live and work in immediate proximity to some of the most active U.S. unconventional resource developers which should allow us to take a hands on approach to customer relationships at all levels of our organization. This extensive infrastructure and close customer relationships, coupled with our heritage as part of Chesapeake, enables us to anticipate our customers’ needs and quickly respond with highly efficient, integrated solutions.

Modern, high quality asset base. A majority of our Tier 1 and Tier 2 rigs are multi-well pad capable and well-suited for horizontal drilling in unconventional resource plays. Our fleet includes 10 proprietary PeakeRigs™ and we are building 16 additional PeakeRigs for use pursuant to long term contracts. Our hydraulic fracturing assets are among the newest in the industry with an average age of 24 months. Our oilfield rentals and oilfield trucking assets are modern and well maintained. The quality of our asset base and our comprehensive maintenance program results in less downtime, low operating costs and safer operations.

Comprehensive service offerings. We provide extensive end-to-end integrated services for our customers aimed at reducing time spent on drilling and completion and their total wellhead cost. Our service offerings include drilling, hydraulic fracturing, rig relocation and water transport and disposal services. We believe our end-to-end integrated services solution and geographic footprint differentiates us and will allow us to broaden our relationships with existing customers and attract new ones.

Industry-leading contracted backlog providing robust visibility to our asset base. As of June 1, 2014, our contracted backlog through 2016 for drilling and hydraulic fracturing services was approximately $2.8 billion pursuant to contracts with multiple large, well-capitalized customers. We believe this is one of the largest contracted backlogs among all oilfield service companies operating in the U.S. today. This backlog provides robust visibility to our asset base for the next three years. Furthermore, this backlog provides us with ample time to enhance our business development organization, and to build and deepen our relationships with new and existing customers.

We have an experienced and skilled management team. The members of our management team have strong relationships in the oil and gas industry and have operated through numerous oilfield services business cycles. Our management team has spent a majority of their respective careers at highly regarded oilfield services companies, such as Halliburton Company, Boots & Coots, Helmerich & Payne, Inc. and Schlumberger Limited. Our operations management team has an average of 23 years of industry experience. The other members of our management are seasoned operating, financial and administrative executives with extensive experience in and knowledge of the oilfield services industry.

Our Strategies

Our principal business objective is to profitably grow our business and to increase shareholder value. We expect to achieve this objective through execution of the following strategies:

Expand and develop relationships with existing and new third party customers. We believe the uniquely broad range of services we offer, as well as our diverse geographic footprint positions us well to attract new customers and cross-sell our services to existing customers. Following the spin-off, we intend to devote significant business development resources to market all of our services, leverage existing relationships and expedite our growth potential. Moreover, we plan to continue to invest capital and move resources to meet our customers’ needs as drilling and well completion activity increases.

Continue our strong business relationship with Chesapeake. We have built a strong partnership with Chesapeake from the field level up to the senior management level. We have intimate knowledge of Chesapeake’s needs and operating efficiencies within our operating regions and believe we can continue to leverage these relationships as an independent company, even while growing the percentage of our business attributable to third party customers.

Grow and enhance our asset base. Following the spin-off, we will have increased operational control of our business and no longer compete for capital with other Chesapeake businesses. We currently expect to spend approximately $450 million in aggregate growth capital expenditures in 2014 and 2015. These expenditures will target the development of high margin services offerings through geographic expansion, vertical integration and asset additions. We believe this development will provide us with greater returns on our investments and support future growth. We also intend to pursue opportunistic acquisitions, particularly within our hydraulic fracturing segment, to the extent complementary to our existing asset base.

Increase utilization of our oilfield rental assets. Due to a recent decline in Chesapeake’s drilling activity, we have an oversupply of oilfield rental assets. We plan to devote significant local business development resources to deploy unused capacity in our oilfield rental business. We believe we can leverage our relationships with third party drilling and hydraulic fracturing customers to increase the utilization of our oilfield rental assets in the near term. This type of asset provides our highest margins and highest returns on invested capital relative to our other services.

Leverage our unique asset base to build a highly efficient, integrated service model. We believe we are the only U.S. land-based oilfield service company that can leverage its asset base to provide an integrated, single-source drilling and completion solution for companies focused on unconventional resource plays. The experience gained as an integrated part of Chesapeake allows us to offer our customers a significant cost and cycle time advantage by providing or coordinating the wide array of services and logistics required to drill and complete their wells. We also believe that over time our integrated service model will allow us to move from transactional supplier to strategic partner for a significant number of our customers.

Continue our industry leading safety performance. Due to our strong emphasis on training and safety protocols for our employees, we have one of the best safety records and reputations in the industry, which helps us to attract and retain customers and employees. We have adopted rigorous processes and procedures to facilitate our compliance with environmental regulations and policies and expect to regularly conduct third party assessments to identify areas for improvement. We work diligently to meet or exceed applicable safety and environmental regulations and we intend to continue to enhance our safety monitoring function as our business grows and operating conditions change.

The Spin-Off Transactions

We are an indirect, wholly-owned subsidiary of Chesapeake. In connection with the spin-off, we and Chesapeake expect to engage in a series of transactions through which we will become an independent, publicly traded company. As part of the spin-off, we will engage in the following transactions, among others, which we refer to in this information statement as the “Transactions”:

•	SSO will enter into an approximately $275.0 million senior secured New Credit Facility and a $400.0 million secured Term Loan. We will use the proceeds from borrowings under these new facilities to repay in full and terminate our Existing Credit Facility.

•	We will distribute certain of our businesses to Chesapeake, including our compression unit manufacturing business, our geosteering business and our crude oil hauling business (or the proceeds from the sale of the crude oil hauling business).

•	Chesapeake will transfer to us buildings and real estate used in our business, most of which we currently lease from Chesapeake.

•	COO will transfer all of its existing assets, operations and liabilities, including the 2019 Notes, to SSO.

•	COO will issue $500.0 million of the New Senior Notes, use approximately $391.0 million of the net proceeds therefrom to make a cash distribution to our immediate parent, COSH, to repay all outstanding indebtedness under the New Credit Facility and for general corporate purposes.

•	COO will convert into SSE, and all of its assets, operations and liabilities will be vested in SSE.

•	COSH will distribute all of the outstanding shares of SSE common stock to Chesapeake, which will in turn distribute such common stock to its shareholders, after which SSE will be an independent, publicly traded company.

Corporate Structure

Set forth below is a diagram that reflects our organizational structure after giving effect to the Transactions.

Risk Factors

Our business is subject to a number of risks, including risks related to the spin-off. The following list of risk factors is not exhaustive. Please read “Risk Factors” carefully for a more thorough description of these and other risks.

Risks Relating to Our Industry and Our Business

•	We are dependent on Chesapeake for a significant portion of our revenues. Therefore, we are indirectly subject to the business and financial risks of Chesapeake. We have no control over Chesapeake’s business decisions and operations, and Chesapeake is under no obligation to adopt a business strategy that is favorable to us.

•	We serve customers who are involved in drilling for and producing oil and natural gas. Adverse developments affecting the oil and natural gas industry or drilling activity, including sustained low natural gas prices, a decline in oil or natural gas liquids prices, reduced demand for oil and natural gas products and increased regulation of drilling and production, could have a material adverse effect on our business, financial condition and results of operations.

•	Demand for services in our industry is cyclical and depends on drilling and completion spending by Chesapeake and other E&P companies in the U.S., and the level of such activity is cyclical.

•	Competition in our industry or increases in the supply of drilling rigs or oilfield services equipment could decrease the prices for our products and services and our revenues.

•	We participate in a capital intensive industry. We may not be able to finance our growth and future acquisitions.

•	Our business involves many hazards and operational risks, some of which may not be fully covered by insurance.

•	Restrictions in the agreements governing our indebtedness could adversely affect our business, financial condition and results of operations.

•	We are highly leveraged and may incur additional debt in the future.

•	We may not be successful in identifying and making acquisitions.

•	Our current backlog of contract drilling and hydraulic fracturing revenue may not be fully realized.

•	We and our customers are subject to federal, state and local laws and regulations regarding issues of health, safety, climate change and protection of the environment. Under these laws and regulations, we may become liable for penalties, damages or costs of remediation or other corrective measures. Any changes in laws or government regulations could increase our costs of doing business.

Risks Relating to the Spin-Off

•	We may be unable to achieve some or all of the benefits that we expect to achieve from our separation from Chesapeake.

•	Our historical and pro forma financial information are not necessarily indicative of our future financial condition or future results of operations nor do they reflect what our financial condition or results of operations would have been as an independent public company during the periods presented.

•	We do not have a history of operating as an independent public company, we may encounter difficulties in making the changes necessary to operate as an independent public company, and we may incur greater costs as an independent public company.

•	We will be subject to continuing contingent liabilities of Chesapeake following the spin-off.

Risks Relating to Ownership of Our Common Stock

•	Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile and you may not be able to resell your shares of our common stock at or above the initial market price of our common stock following the spin-off.

•	Provisions in our corporate documents and Oklahoma law could delay or prevent a change in control of our company, even if that change may be considered beneficial by some shareholders.

Summary of the Spin-Off

The following is a brief summary of the terms of the spin-off. Please see “The Spin-Off” for a more detailed description of the matters described below.

Distributing company	Chesapeake, which is the indirect parent company of SSE. After the spin-off, Chesapeake will not retain any shares of SSE common stock.

Distributed company	SSE, which is currently an indirect, wholly-owned subsidiary of Chesapeake. After the spin-off, SSE will be an independent, publicly traded company.

Distribution ratio	Each holder of Chesapeake common stock will receive one share of our common stock for every fourteen shares of Chesapeake common stock held on the record date. Approximately 47.6 million shares of our common stock will be distributed in the spin-off, based upon the number of shares of Chesapeake common stock outstanding on June 1, 2014. The shares of our common stock to be distributed by Chesapeake will constitute all of the issued and outstanding shares of our common stock. For more information on the shares being distributed in the spin-off, see “Description of Capital Stock.”

Fractional shares	The transfer agent identified below will automatically aggregate fractional shares into whole shares and sell them on behalf of shareholders in the open market at prevailing market prices and distribute the proceeds pro rata to each Chesapeake shareholder who otherwise would have been entitled to receive a fractional share in the spin-off. You will not be entitled to any interest on the amount of payment made to you in lieu of a fractional share. See “The Spin-Off—Treatment of Fractional Shares.”

Distribution procedures

On or about the distribution date, the distribution agent identified below will distribute the shares of our common stock to be distributed by crediting those shares to book-entry accounts established by the transfer agent for persons who were shareholders of Chesapeake as of 5:00 p.m., New York City time, on the record date. Shares of SSE common stock will be issued only in book-entry form. No paper stock certificates will be issued. You will not be required to make any payment or surrender or exchange your shares of Chesapeake common stock or take any other action to receive your shares of our common stock. However, as discussed below, if you sell shares of Chesapeake common stock in the “regular way” market between the record date and the distribution date, you will be selling your right to receive the associated shares of our common stock in the spin-off.

Registered shareholders will receive additional information from the transfer agent shortly after the distribution date. Beneficial shareholders will receive information from their brokerage firms.

Distribution agent, transfer agent and registrar for our shares of common stock	Computershare Trust Company, N.A.

Record date	5:00 p.m., New York City time, on June 19, 2014.

Distribution date	June 30, 2014.

Trading prior to or on the distribution date	It is anticipated that, beginning on or shortly before the record date, Chesapeake’s shares will trade in two markets on the New York Stock Exchange, a “regular way” market and an “ex-distribution” market. Investors will be able to purchase Chesapeake shares without the right to receive shares of our common stock in the “ex-distribution” market for Chesapeake common stock. Any holder of Chesapeake common stock who sells Chesapeake shares in the “regular way” market on or before the distribution date will also be selling the right to receive shares of our common stock in the spin-off. You are encouraged to consult with your broker or financial advisor regarding the specific implications of selling Chesapeake common stock prior to or on the distribution date.

Assets and liabilities of the distributed company	Immediately prior to completion of the spin-off, Chesapeake Oilfield Operating, L.L.C. will convert into a corporation and all of its assets, operations and liabilities will be vested in Seventy Seven Energy Inc. Prior to completion of the spin-off, we and Chesapeake will enter into a master separation agreement that contains the key provisions relating to the separation of our business from Chesapeake and the distribution of our shares of common stock. The master separation agreement identifies the assets to be transferred, liabilities to be assumed and contracts to be assigned either to us by Chesapeake or by us to Chesapeake in the spin-off and describe when and how the Transactions will occur. Please read “Relationship with Chesapeake After the Spin-Off—Agreements Between Chesapeake and Us—Master Separation Agreement.”

Relationship with Chesapeake after the spin-off

Before the distribution date, we and Chesapeake will enter into agreements to define various continuing relationships between Chesapeake and us in various contexts. In particular, we will enter into the Transition Services Agreement under which Chesapeake will provide us with certain transition services on an interim basis. We and Chesapeake will also enter into an agreement providing for (i) the sharing of taxes incurred before, after and as a result of the distribution, (ii) various indemnification rights with respect to tax matters and (iii) restrictions to preserve the tax treatment of the distribution to Chesapeake. Additionally, we are currently party to certain commercial agreements with Chesapeake, some of which will be supplemented or terminated and replaced in connection with the spin-off. Please read “Relationship with Chesapeake After the Spin-Off—Agreements Between Chesapeake and Us.”

Indemnities	Under the terms of the tax sharing agreement we will enter into in connection with the spin-off, we generally will be required to indemnify Chesapeake for all taxes attributable to our business, whether accruing before, on or after the date of the spin-off and for any taxes arising from the spin-off or certain related transactions that are imposed on us, Chesapeake or its other subsidiaries, to the extent such taxes result from certain actions or failures to act by us that occur after the effective date of the tax sharing agreement. Please see “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.” Please see also “Relationship with Chesapeake After the Spin-Off—Agreements Between Chesapeake and Us—Tax Sharing Agreement.” Under the master separation agreement entered into in connection with the spin-off, we will also indemnify Chesapeake and its remaining subsidiaries against various claims and liabilities relating to the past operation of our business. Please read “Relationship with Chesapeake After the Spin-Off—Agreements Between Chesapeake and Us—Master Separation Agreement.”

U.S. federal income tax consequences	Chesapeake obtained a private letter ruling from the IRS and expects to obtain an opinion of counsel, in each case, substantially to the effect that, for U.S. federal income tax purposes, the spin-off and certain related transactions will qualify under Sections 355 and 368 of the Code. Assuming the spin-off and such related transactions so qualify, for U.S. federal income tax purposes, you generally will recognize no gain or loss or include any amount in taxable income (other than with respect to cash received in lieu of fractional shares) as a result of the spin-off. In addition, we and Chesapeake generally would not recognize gain or loss on the spin-off. However, Chesapeake may be required to recognize gain to the extent that liabilities assumed by us in connection with the spin-off exceed the adjusted tax basis of our assets immediately before the spin-off. The material U.S. federal income tax consequences of the spin-off are described in more detail under “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

Conditions to the spin-off	We expect that the spin-off will be effective on June 30, 2014, provided that the conditions set forth under the caption “The Spin-Off—Spin-Off Conditions and Termination” have been satisfied in Chesapeake’s sole and absolute discretion. However, even if all of the conditions have been satisfied, Chesapeake may amend, modify or abandon any and all terms of the spin-off and the related transactions at any time prior to the distribution date.

Reasons for the spin-off	Chesapeake’s board and management believe the benefits of the spin-off will include:

•	enhancing the flexibility of the management team of Chesapeake and our company to make strategic and operational decisions that are in the best interests of their respective businesses;

•	optimizing the allocation of capital and corporate resources in a manner that focuses on achieving the strategic priorities of each company;

•	enhancing our ability to attract E&P customers other than Chesapeake;

•	enhancing our reputation as an independent provider of diversified oilfield services;

•	enhancing the ability of each company to more efficiently attract and deploy capital; and

•	enhancing the ability of Chesapeake and SSE to attract employees with appropriate skill sets, to incentivize their key employees with equity-based compensation that is aligned with the performance of their respective operations, and to retain key employees for the long term.

For more information, please read “The Spin-Off—Reasons for the Spin-Off.”

Stock exchange listing	Currently there is no public market for our common stock. Our common stock has been approved for listing on the New York Stock Exchange, or the NYSE, under the symbol “SSE.” We anticipate that limited trading in shares of SSE Common Stock will begin on a “when-issued” basis on or shortly before the record date and will continue up to and including through the distribution date and that “regular-way” trading in shares of SSE common stock will begin on the first trading day following the distribution date. “When-issued” trading refers to a transaction made conditionally because the security has been authorized but not yet issued. On the first trading day following the distribution of our shares of common stock in the spin-off, “when-issued” trading in respect of our common stock will end and “regular way” trading will begin. “Regular way” trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of the transaction. We cannot predict the trading prices or volume of our common stock following the spin-off. In addition, Chesapeake common stock will remain outstanding and will continue to trade on the NYSE.

Dividend policy

We do not currently plan to pay a regular dividend on our common stock following the spin-off. The credit agreement relating to our Existing Credit Facility and the indenture for the 2019 Notes include, and we expect the credit agreements relating to our New Credit Facility and the Term Loan and the indenture for the New Senior

Notes to include, restrictions on our ability to pay dividends. The declaration and amount of future dividends, if any, will be determined by our board of directors and will depend on our financial condition, earnings, capital requirements, financial covenants, industry practice and other factors our board of directors deems relevant. Please read “Dividend Policy.”

Risk factors	You should carefully review the risks relating to the spin-off, our industry and our business and ownership of our common stock described in this information statement. Please read “Risk Factors.”

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

The following table presents summary historical and pro forma financial data of our predecessor, Chesapeake Oilfield Operating, L.L.C. (“COO”). The summary historical financial data as of March 31, 2014 and for each of the three-month periods ended March 31, 2014 and 2013 are derived from the unaudited consolidated financial statements included elsewhere in this information statement. The summary historical financial data as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013 are derived from the audited consolidated financial statements of COO included elsewhere in this information statement. The historical combined financial statements of COO for periods and as of dates prior to its formation on October 25, 2011 were prepared on a “carve-out” basis from Chesapeake and are intended to represent the financial results of Chesapeake’s oilfield services operations, which is COO’s accounting predecessor, for the periods presented. Immediately prior to completion of the spin-off, COO will convert into a corporation, Seventy Seven Energy Inc. (“SSE”).

The unaudited pro forma financial data as of and for the quarter ended March 31, 2014 and for the year ended December 31, 2013 have been derived from COO’s historical financial statements and adjusted to give effect to the spin-off and the Transactions described under “Unaudited Pro Forma Financial Data.”

You should read the summary historical and pro forma financial information in conjunction with the consolidated financial statements and the accompanying notes, “Selected Historical Financial Data,” “Unaudited Pro Forma Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this information statement. The financial information presented below is not necessarily indicative of our future performance or what our financial position and results of operations would have been had we operated as an independent public company during the periods presented or, in the case of the unaudited pro forma information, had the transactions reflected in the pro forma adjustments actually occurred as of the dates assumed.

	COO Historical					SSE Pro Forma
	Three Months Ended March 31,		Year Ended December 31,			Three Months Ended March 31,	Year Ended December 31,
	2014	2013	2013	2012	2011	2014	2013
	(unaudited)					(unaudited)
	(in thousands)
Income Statement Data:
Revenues, including revenues from affiliates	$509,710	$543,887	$2,188,205	$1,920,022	$1,303,496	$459,005	$1,974,822
Operating costs(1)	409,589	415,049	1,717,709	1,390,786	986,239	363,132	1,530,066
Depreciation and amortization	72,465	70,112	289,591	231,322	175,790	72,539	289,501
General and administrative, including expenses from affiliates	20,887	20,491	80,354	66,360	37,074	18,908	75,011
Losses (gains) on sales of property and equipment	977	374	(2,629)	2,025	(3,571)	979	(2,583)
Impairments and other(2)	19,808	24	74,762	60,710	2,729	19,808	74,762

Operating (loss) income	(14,016)	37,837	28,418	168,819	105,235	(16,361)	8,065

Interest expense, including expenses from affiliates	(14,692)	(14,010)	(56,786)	(53,548)	(48,802)	(23,576)	(93,934)
Losses from equity investees	(917)	(119)	(958)	(361)	—	(917)	159
Other income (expense)	371	524	1,758	1,543	(2,464)	330	1,621

Total other expense	(15,238)	(13,605)	(55,986)	(52,366)	(51,266)	(24,163)	(92,154)

(Loss) income before income taxes	(29,254)	24,232	(27,568)	116,453	53,969	(40,524)	(84,089)
Income tax (benefit) expense	(10,697)	9,999	(7,833)	46,877	26,279	(14,866)	(29,250)

Net (loss) income	(18,557)	14,233	(19,735)	69,576	27,690	(25,658)	(54,839)

Less: Net loss attributable to noncontrolling interest	—	—	—	—	(154)	—	—

Net (loss) income attributable to Chesapeake Oilfield Operating, L.L.C.	$(18,557)	$14,233	$(19,735)	$69,576	$27,844	$(25,658)	$(54,839)

Balance Sheet Data:
Cash	$3,291	$1,745	$1,678	$1,227	$530	$32,885
Total property and equipment, net	$1,527,247	$1,576,155	$1,497,476	$1,581,519	$1,247,817	$1,699,044
Total assets	$2,063,090	$2,196,597	$2,026,893	$2,119,511	$1,597,136	$2,200,849
Total long-term debt	$1,114,300	$1,057,600	$1,055,000	$1,068,200	$679,000	$1,550,000
Total equity	$528,635	$598,089	$547,192	$596,817	$548,896	$240,211
Other Financial Data:
Adjusted EBITDA(3)(unaudited)	$70,310	$108,752	$368,580	$439,203	$277,719
Capital expenditures (including acquisitions)	$118,571	$92,496	$349,806	$622,825	$752,715
Cash Flows Data:
Cash flows provided by operating activities	$54,582	$87,393	$337,071	$211,151	$240,046
Cash flows used in investing activities	$(112,269)	$(63,314)	$(296,817)	$(577,324)	$(658,470)
Cash flows provided by (used in) financing activities	$59,300	$(23,561)	$(39,803)	$366,870	$418,584

(1)	Historical operating costs and Adjusted EBITDA include the effect of $9.1 million, $23.0 million, $76.9 million, $100.8 million and $105.6 million of rig rent expense associated with our lease of drilling rigs for the quarters ended March 31, 2014 and 2013 and the years ended December 31, 2013, 2012 and 2011, respectively. As of June 1, 2014, we have purchased all material active rigs that were subject to these lease arrangements. The remaining drilling rig lease arrangements relate to 11 idle rigs and 3 rigs that are not part of our long-term portfolio strategy. The leases for these rigs will expire by the end of 2014, after which we expect to return the rigs to the owner. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How We Evaluate Our Operations—Adjusted EBITDA.”
(2)	We recorded impairments of long-lived assets and lease termination costs in the amount of $35.8 million and $24.9 million, respectively, for the year ended December 31, 2012. We recorded impairments of long-lived assets and lease termination costs in the amount of $52.4 million and $22.4 million, respectively, for the year ended December 31, 2013. We recorded impairments of long-lived assets and lease termination costs in the amount of $11.4 million and $8.4 million, respectively, for the three months ended March 31, 2014.
(3)	Adjusted EBITDA is a non-GAAP financial measure. Please read “Selected Historical Financial Data—Non-GAAP Financial Measure.”

RISK FACTORS

You should carefully consider the risks and uncertainties described below in addition to the other information contained in this information statement. Some of these risks relate principally to our spin-off from Chesapeake, while others relate principally to our business and the industry in which we operate or to the securities markets generally and ownership of our common stock. Specifically, please see “Cautionary Statement Concerning Forward-Looking Statements” for a discussion of events that may affect our business. These risks and uncertainties are not the only risks or uncertainties facing us or which may adversely affect our business. Our business, financial condition and results of operations could be materially adversely affected by any of these risks, and, as a result, the trading price of our common stock could materially decline.

Risks Relating to Our Industry and Our Business

We are dependent on Chesapeake for a significant portion of our revenues. Therefore, we are indirectly subject to the business and financial risks of Chesapeake. We have no control over Chesapeake’s business decisions and operations, and Chesapeake is under no obligation to adopt a business strategy that is favorable to us.

We currently provide a substantial majority of our oilfield services and equipment to Chesapeake and its working interest partners although revenues derived from third party E&P customers have recently increased. For the quarter ended March 31, 2014 and the years ended December 31, 2013, 2012 and 2011, Chesapeake and its working interest partners accounted for approximately 85%, 90%, 94% and 94% of our revenues, respectively. Although following the spin-off we expect to provide an increasing percentage of services to third party E&P customers, we expect Chesapeake to remain our largest customer for the foreseeable future. If Chesapeake ceases to engage us on terms that are attractive to us during such period, our business, financial condition and results of operations would be materially adversely affected. Accordingly, we are indirectly subject to the business and financial risks of Chesapeake, some of which are the following:

•	the volatility of oil and natural gas prices, which could have a negative effect on the value of Chesapeake’s oil and natural gas properties, its drilling program, its ability to finance its operations and its willingness to allocate capital toward exploration and development activities;

•	the availability of capital on favorable terms to fund its exploration and development activities;

•	its discovery rate of new oil and natural gas reserves and the speed at which it develops such reserves;

•	uncertainties inherent in estimating quantities of natural gas and oil reserves and projecting future rates of production;

•	its drilling and operating risks, including potential environmental liabilities;

•	pipeline, storage and other transportation capacity constraints and interruptions;

•	adverse effects of governmental and environmental regulation; and

•	losses from pending or future litigation.

In particular, Chesapeake has historically pursued a strategy of making capital expenditures for land acquisition, drilling and completion of wells, and other activities in excess of its operating cash flows. To fund these expenditures, Chesapeake obtained capital from the debt and equity capital markets, oil and natural gas asset sales or joint ventures, counterparties in volumetric production payment transactions and other sources. If Chesapeake is unable to generate cash flow from operations sufficient to fund its capital expenditures, Chesapeake may be required to reduce its spending on drilling and completion activities, which could have a material adverse impact on our business, financial condition and results of operations.

We serve customers who are involved in drilling for and producing oil and natural gas. Adverse developments affecting the oil and natural gas industry or drilling activity, including sustained low natural gas prices, a decline in oil or natural gas liquids prices, reduced demand for oil and natural gas products and increased regulation of drilling and production, could have a material adverse effect on our business, financial condition and results of operations.

Our revenues are primarily generated from customers who are engaged in drilling for and producing oil and natural gas. Developments that adversely affect oil and natural gas drilling and production services could adversely affect our customers’ demand for our products and services, resulting in a material adverse effect on our business, financial condition and results of operations.

The predominant factor that would reduce demand for our products and services is reduced land-based drilling activity in the continental United States. Commodity prices, and market expectations of potential changes in these prices, may significantly affect this level of activity, as well as the rates paid for our services. Natural gas prices declined significantly in late 2011 and 2012 to the lowest level in recent years, and while prices have risen in recent months from their lows recently given the harsh winter, they remain depressed as compared to historical levels. For example, the twelve-month average New York Mercantile Exchange (“NYMEX”) price of natural gas futures contracts per MMBtu was $4.17, $3.54 and $3.24 as of December 31, 2013, 2012 and 2011, respectively. Oil prices have fluctuated significantly in recent years, reaching record highs above $100 per barrel in 2008, dropping below $40 per barrel in 2009 and trading on the NYMEX at a WTI spot price of $102.71 per barrel as of May 30, 2014. We negotiate the rates payable under our contracts based on prevailing market prices. Declines in the price of natural gas, as well as declines in the prices of oil or natural gas liquids, could have an adverse impact on the level of drilling, exploration and production activity, which could materially and adversely affect the demand for our products and services and our results of operations. However, higher commodity prices do not necessarily translate into increased drilling activity because our customers’ expectations of future prices also influence their activity. Additionally, in response to low natural gas prices, a number of E&P companies, including Chesapeake, have reduced dry natural gas drilling and production and redirected their activities and capital toward liquids-rich plays that are currently more economical. We have incurred costs and had downtime in the past as we redeployed equipment and personnel from dry natural gas plays to liquids-rich plays and may in the future incur redeployment costs and have downtime any time our customers’ activities are refocused towards different drilling regions.

Another factor that would reduce demand for our products and services is a decline in the level of drilling and production activity as a result of increased government regulation of that activity. Our customers’ drilling and production operations are subject to extensive federal, state, local and foreign laws and government regulations concerning emissions of pollutants and greenhouse gases; hydraulic fracturing; the handling of oil and natural gas and byproducts thereof and other materials and substances used in connection with oil and natural gas operations, including drilling fluids and wastewater; well spacing; production limitations; plugging and abandonment of wells; unitization and pooling of properties; and taxation. More stringent legislation or regulation, a moratorium on drilling or hydraulic fracturing, or increased taxation of oil and natural gas drilling activity could directly curtail such activity or increase the cost of drilling, resulting in reduced levels of drilling activity and therefore reduced demand for our products and services.

Demand for services in our industry is cyclical and depends on drilling and completion spending by Chesapeake and other E&P companies in the U.S., and the level of such activity is cyclical.

Demand for services in our industry is cyclical, and we depend on Chesapeake’s and our other customers’ willingness to make capital and operating expenditures to explore for, develop and produce oil and natural gas in the U.S. Our customers’ willingness to undertake these activities depends largely upon prevailing industry conditions that are influenced by numerous factors over which we have no control, including:

•	prices, and expectations about future prices, of oil and natural gas;

•	domestic and foreign supply of and demand for oil and natural gas;

•	the availability, pricing and perceived safety of pipeline, trucking, train storage and other transportation capacity;

•	lead times associated with acquiring equipment and availability of qualified personnel;

•	the expected rates of decline in production from existing and prospective wells;

•	the discovery rates of new oil and natural gas reserves;

•	laws and regulations relating to environmental matters;

•	federal, state and local regulation of hydraulic fracturing and other oilfield activities, including public pressure on governmental bodies and regulatory agencies to regulate our industry;

•	adverse weather conditions, including hurricanes that can affect oil and natural gas operations over a wide area;

•	oil refining capacity;

•	merger and divestiture activity among oil and gas producers;

•	tax laws, regulation and policies;

•	the availability of water resources and suitable proppants in sufficient quantities and on acceptable terms for use in hydraulic fracturing operations;

•	the availability, capacity and cost of disposal and recycling services for used hydraulic fracturing fluids;

•	the political environment in oil and natural gas producing regions, including uncertainty or instability resulting from civil disorder, terrorism or war;

•	advances in exploration, development and production technologies or in technologies affecting energy consumption;

•	the price and availability of alternative fuels and energy sources;

•	uncertainty in capital and commodities markets; and

•	the ability of oil and natural gas producers to raise capital on favorable terms.

Anticipated future prices for natural gas and crude oil are a primary factor affecting spending and drilling activity by E&P companies, including Chesapeake. Actual or anticipated lower prices or volatility in prices for oil and natural gas typically decrease spending and drilling activity, which can cause rapid and material declines in demand for our services and in the prices we are able to charge for our services. Worldwide political, economic and military events as well as natural disasters and other factors beyond our control contribute to oil and natural gas price levels and volatility and are likely to continue to do so in the future.

Any prolonged substantial reduction in oil and natural gas prices would likely affect oil and natural gas production levels and, therefore, would affect demand for and prices of the services we provide. Our drilling and service contracts provide that we will receive market rates for our services, and, consequently, the prices we are able to charge will fluctuate with market conditions. A material decline in oil and natural gas prices or drilling activity levels or sustained lower prices or activity levels could have a material adverse effect on our business, financial condition, results of operations and cash flows.

As a result of relatively lower natural gas prices in recent years, many E&P companies, including Chesapeake, reduced drilling in plays characterized by higher concentrations of dry natural gas. Overall reductions in the demand for oilfield services could occur, which would adversely affect the prices that we are able to charge, and the demand for our services. Additionally, we may incur costs and have downtime any time our customers’ activities are refocused towards different drilling regions.

Spending by E&P companies can also be impacted by conditions in the capital markets. Limitations on the availability of capital, or higher costs of capital, for financing expenditures may cause Chesapeake and other E&P companies to make additional reductions to capital budgets in the future even if oil prices remain at current levels or natural gas prices increase from current levels. Any such cuts in spending will curtail drilling and completion programs as well as discretionary spending on wellsite services, which may result in a reduction in the demand for our services, the rates we can charge and the utilization of our services. Moreover, reduced discovery rates of new oil and natural gas reserves, or a decrease in the development rate of reserves in our market areas, whether due to increased governmental or environmental regulation, limitations on exploration and drilling activity or other factors, could also have an impact on our business, even in a stronger oil and natural gas price environment. An adverse development in any of these areas could have an adverse impact on our customers’ operations or financial condition, which could in turn result in reduced demand for our products and services.

Our industry is highly competitive. If we are unable to compete successfully, our profitability may be reduced.

The market for oilfield services in which we operate is highly competitive. Price competition, rig or fleet availability, location and suitability, experience of the workforce, safety records, reputation, operating integrity and condition of the equipment are all factors used by customers in awarding contracts. Our future success and profitability will partly depend upon our ability to keep pace with our customers’ demands with respect to these factors. Our competitors are numerous, ranging from terminal companies and major oil companies to other independent marketers and distributors of varying sizes, financial resources and experience. Some of our competitors may have greater financial, technical and personnel resources than us. Contracts are traditionally awarded on the basis of competitive bids or direct negotiations with customers. The competitive environment has intensified as recent mergers among E&P companies have reduced the number of available customers. The fact that drilling rigs and other oilfield services equipment are mobile and can be moved from one market to another in response to market conditions heightens the competition in the industry. In addition, any increase in the supply of land drilling rigs and hydraulic fracturing fleets could have a material adverse impact on market prices under our contracts and utilization rates of our services. This increased supply could also require higher capital investment to keep our services competitive.

Our business involves many hazards and operational risks, and we are not insured against all the risks we face.

Our operations are subject to many hazards and risks, including the following:

•	accidents resulting in serious bodily injury and the loss of life or property;

•	liabilities from accidents or damage by our fleet of trucks, rigs and other equipment;

•	pollution and other damage to the environment;

•	well blow-outs, the uncontrolled flow of natural gas, oil or other well fluids into or through the environment, including onto the ground or into the atmosphere, surface waters or an underground formation;

•	fires and explosions;

•	mechanical or technological failures;

•	spillage handling and disposing of materials;

•	adverse weather conditions; and

•	failure of our employees to comply with our internal environmental health and safety guidelines.

If any of these hazards occur, they could result in suspension of operations, termination of contracts without compensation, damage to or destruction of our equipment and the property of others, or injury or death to our personnel or third parties and could expose us to substantial liability or losses. The frequency and severity of such incidents will affect operating costs, insurability and relationships with customers, employees and regulators. In addition, these risks may be greater for us upon the acquisition of another company that has not allocated significant resources and management focus to safety and has a poor safety record.

We are not fully insured against all risks inherent in our business. For example, we do not have any business interruption/loss of income insurance that would provide coverage in the event of damage to any of our equipment or facilities. Although we are insured for environmental pollution resulting from environmental accidents that occur on a sudden and accidental basis, we may not be insured against all environmental accidents that might occur, some of which may result in toxic tort claims. If a significant accident or event occurs for which we are not adequately insured, it could adversely affect our business, financial condition and results of operations. Furthermore, we may not be able to maintain or obtain insurance of the type and amount we desire at reasonable rates. As a result of market conditions, premiums and deductibles for certain of our insurance policies may substantially increase. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. See “Business—Risk Management and Insurance.”

Our business may be adversely affected by a deterioration in general economic conditions or a weakening of the broader energy industry.

A prolonged economic slowdown, another recession in the United States, adverse events relating to the energy industry and local, regional and national economic conditions and factors, particularly a slowdown in the E&P industry, could negatively impact our operations and therefore adversely affect our results. The risks associated with our business are more acute during periods of economic slowdown or recession because such periods may be accompanied by decreased spending by our customers.

Restrictions in the agreements governing our indebtedness could adversely affect our business, financial condition and results of operations.

The operating and financial restrictions in our Existing Credit Facility and in the indenture governing our 2019 Notes and any future financing agreements, including the New Credit Facility, Term Loan and the indenture governing our New Senior Notes, could restrict our ability to finance future operations or capital needs, or otherwise pursue our business activities. For example, the indenture governing our 2019 Notes limits our and our subsidiaries’ ability to, among other things:

•	incur additional debt or issue guarantees;

•	incur or permit certain liens to exist;

•	make certain investments, acquisitions or other restricted payments;

•	dispose of assets;

•	engage in certain types of transactions with affiliates;

•	merge, consolidate or transfer all or substantially all of our assets; and

•	prepay certain indebtedness.

Furthermore, we expect our New Credit Facility to contain a covenant requiring us to maintain a certain minimum fixed charge coverage ratio at any time and for a period after availability thereunder is below a certain threshold.

A failure to comply with the covenants in the agreements governing our indebtedness could result in an event of default, which, if not cured or waived, would permit the exercise of remedies against us that would be likely to have a material adverse effect on our business, financial condition and results of operations. Remedies under our New Credit Facility and Term Loan include foreclosure on the collateral securing the indebtedness, which includes operating assets and accounts receivable. Moreover, the existence of these covenants may also prevent or delay us from pursuing business opportunities that we believe would otherwise benefit us.

We are highly leveraged and may incur additional debt in the future.

As of March 31, 2014, we had $1.114 billion of indebtedness, comprised of $650.0 million of senior notes and $464.3 million of borrowings outstanding under our Existing Credit Facility. At the time of the spin-off, we expect to have approximately $1.550 billion of outstanding indebtedness, comprised of $1.150 billion of senior notes and $400.0 million of borrowings outstanding under our Term Loan. Upon the consummation of the spin-off, we expect to have the ability to borrow approximately $275.0 million under our New Credit Facility.

Our level of indebtedness will have several important effects on our future operations, including, without limitation:

•	requiring us to dedicate a significant portion of our cash flows from operations to support the payment of debt service;

•	increasing our vulnerability to adverse changes in general economic and industry conditions, and putting us at a competitive disadvantage relative to competitors that have less fixed obligations and greater cash flows to devote to their businesses;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, general corporate and other purposes; and

•	limiting our flexibility in operating our business and preventing us from engaging in certain transactions that might otherwise be beneficial to us.

Any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis or to satisfy our liquidity needs would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

In addition, the indenture governing our 2019 Notes restricts but does not prohibit us from incurring additional indebtedness and other obligations in the future. Following the spin-off, we expect our New Credit Facility and Term Loan to contain similar provisions. If we incur additional debt, the related risks that we face could intensify.

Our assets may require significant amounts of capital for maintenance, upgrades and refurbishment.

Our drilling rigs and hydraulic fracturing fleets may require significant capital investment in maintenance, upgrades and refurbishment to maintain the competitiveness of our assets. Our rigs and fleets typically do not generate revenue while they are undergoing maintenance, refurbishment or upgrades. Any maintenance, upgrade or refurbishment project for our assets could increase our indebtedness or reduce cash available for other opportunities. Further, such projects may require proportionally greater capital investments as a percentage of total asset value, which may make such projects difficult to finance on acceptable terms. To the extent we are unable to fund such projects, we may have fewer rigs and fleets available for service or our rigs and fleets may not be attractive to potential or current customers. Such demands on our capital or reductions in demand for our rigs and fleets could have a material adverse effect on our business, financial condition and results of operations.

We participate in a capital intensive industry and we may not be able to finance our capital needs.

We intend to rely primarily on cash flows from operating activities and borrowings under the New Credit Facility to fund our capital expenditures. If our cash flows from operating activities and borrowings under the New Credit Facility are not sufficient to fund our capital expenditures, we would be required to fund these expenditures through the issuance of debt or equity or pursue alternative financing plans, such as:

•	refinancing or restructuring our debt;

•	selling assets; or

•	reducing or delaying acquisitions or capital investments, such as planned upgrades or acquisitions of equipment and refurbishments of our rigs and related equipment, even if previously publicly announced.

The terms of existing or future debt instruments may restrict us from adopting some of these alternatives. If debt and equity capital or alternative financing plans are not available on favorable terms or at all, we would be required to curtail our capital spending, and our ability to sustain or improve our profits may be adversely affected. Our ability to refinance or restructure our debt will depend on the condition of the capital markets and our financial condition at such time, among other things. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. Moreover, our separation from Chesapeake could lead to a deterioration of our credit profile, could increase our costs of borrowing money and limit our access to the capital markets and commercial credit.

We may need to obtain additional capital or financing to fund expansion of our asset base, which could increase our financial leverage.

In order to expand our asset base, we will need to make growth capital expenditures. These expenditures may be significant because assets in our industry require significant capital to purchase and modify. If we do not make sufficient or effective expansion capital expenditures, we will be unable to organically expand our business operations and may be required to use cash from our operations or incur borrowings or sell common stock or other securities in order to fund our expansion capital expenditures. Our ability to obtain financing or to access the capital markets for future equity or debt offerings may be limited by our financial condition at the time of any such financing or offering as well as the covenants in our debt agreements, general economic conditions and contingencies and uncertainties that are beyond our control. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing common stock may result in significant dilution to our current shareholders.

We may not be successful in identifying and making acquisitions.

Part of our strategy to grow our business is dependent on our ability to make acquisitions that result in an increase in revenues and customer contracts. We may be unable to make accretive acquisitions or realize expected benefits of any acquisitions for any of the following reasons:

•	failure to identify attractive targets in the marketplace;

•	incorrect assumptions regarding the future results of acquired operations or assets or expected cost reductions or other synergies expected to be realized as a result of acquiring operations or assets;

•	failure to obtain acceptable financing;

•	restrictions in our debt agreements;

•	failure to integrate successfully the operations or management of any acquired operations or assets in a timely manner;

•	failure to retain or attract key employees; and

•	diversion of management’s attention from existing operations or other priorities.

Our acquisition strategy requires that we successfully integrate acquired companies into our business practices as well as our procurement, management and enterprise-wide information technology systems. We may not be successful in implementing our business practices at acquired companies, and our acquisitions could face difficulty in transitioning from their previous information technology systems to our own. Any such difficulties, or increased costs associated with such integration, could affect our financial performance and operations.

If we are unable to identify, complete and integrate acquisitions, it could have a material adverse effect on our growth strategy, business, financial condition and results of operations.

Shortages or increases in the costs of the equipment we use in our operations could adversely affect our operations in the future.

We generally do not have long-term contracts in place that provide for the delivery of equipment, including, but not limited to, drill pipe, replacement parts and other equipment. We could experience delays in the delivery of the equipment that we have ordered and its placement into service due to factors that are beyond our control. New federal regulations regarding diesel engines, demand by other oilfield services companies and numerous other factors beyond our control could adversely affect our ability to procure equipment that we have not yet ordered or cause the prices of such equipment to increase. Price increases, delays in delivery and interruptions in supply may require us to increase capital and repair expenditures and incur higher operating costs. Each of these could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on a small number of suppliers for key raw materials and finished products.

We do not have long term contracts with third party suppliers of many of the raw materials and finished products that we use in large volumes in our operations, including, in the case of our hydraulic fracturing operations, proppants, acid, gels, including guar gum, chemicals and water, and fuels used in our equipment and vehicles. Especially during periods in which oilfield services are in high demand, the availability of raw materials and finished products used in our industry decreases and the price of such raw materials and finished products increases. We are dependent on a small number of suppliers for key raw materials and finished products. During the twelve months ended December 31, 2013, based on total purchase cost, our three largest suppliers of raw materials and finished products represented 55% of such purchases. Our reliance on such suppliers could increase the difficulty of obtaining such raw materials and finished products in the event of shortage in our industry or cause us to pay higher prices to obtain such raw materials and finished products. Price increases, delays in delivery and interruptions in supply may require us to incur higher operating costs. Each of these could have a material adverse effect on our business, financial condition and results of operations.

The loss of key executives could adversely affect our ability to effectively operate and manage our business.

We are dependent upon the efforts and skills of our executives to operate and manage our business. We cannot assure you that we will be able to retain these employees, and the loss of the services of one or more of our key executives could increase our exposure to the other risks described in this “Risk Factors” section. We do not maintain key man insurance on any of our personnel.

Increased labor costs or the unavailability of skilled workers could hurt our operations.

We are dependent upon an available pool of skilled employees to maintain our business. We compete with other oilfield services businesses and other employers to attract and retain qualified personnel with the technical skills and experience required to provide the highest quality service. The demand for skilled workers is high and the supply is limited, and a shortage in the labor pool of skilled workers or other general inflationary pressures or changes in applicable laws and regulations could make it more difficult for us to attract and retain personnel and could require us to enhance our wage and benefits packages thereby increasing our operating costs.

Although our employees are not covered by a collective bargaining agreement, union organizational efforts could occur and, if successful, could increase our labor costs. A significant increase in the wages paid by competing employers or the unionization of groups of our employees could result in increases in the wage rates that we must pay. Likewise, laws and regulations to which we are subject, such as the Fair Labor Standards Act, which governs such matters as minimum wage, overtime and other working conditions, can increase our labor costs or subject us to liabilities to our employees. We cannot assure you that labor costs will not increase.

Increases in our labor costs or unavailability of skilled workers could impair our capacity and diminish our profitability, having a material adverse effect on our business, financial condition and results of operations.

Historically, our industry has experienced a high annual employee turnover rate. We believe that the high turnover rate is attributable to the nature of the work, which is physically demanding and performed outdoors, and to the volatility and cyclical nature of the oilfield services industry. As a result, workers may choose to pursue employment in fields that offer a more desirable work environment at wage rates that are competitive with our work rates. We cannot assure you that we will be able to recruit, train and retain an adequate number of workers to replace departing workers. The inability to maintain an adequate workforce could have a material adverse effect on our business, financial condition and results of operations.

We may record losses or impairment charges related to idle assets or assets that we sell.

Prolonged periods of low utilization, changes in technology or the sale of assets below their carrying value may cause us to experience losses. These events could result in the recognition of impairment charges that reduce our net income. For example, for the three months ended March 31, 2014 and the years ended December 31, 2013 and 2012 we recognized $5.7 million, $23.6 million and $11.8 million, respectively, of impairment charges for certain drilling rigs and spare equipment we had identified to sell as part of our broader strategy to divest non-essential drilling rigs; for the three months ended March 31, 2014 and the years ended December 31, 2013 and 2012 we recognized impairment charges of $5.4 million, $25.4 million and $14.9 million, respectively, related to certain drilling rigs that we deemed to be impaired based on our assessment of future demand and the suitability of the identified rigs in light of this demand. Please read Note 3 to the audited consolidated financial statements and Note 2 to our unaudited consolidated financial statements included in this information statement. Significant impairment charges as a result of a decline in market conditions or otherwise could have a material adverse effect on our financial condition.

Our inability to obtain or implement new technology may cause us to become less competitive.

The oilfield services industry is subject to the introduction of new drilling and completion techniques and services using new technologies, some of which may be subject to patent protection or costly to obtain. As competitors and others use or develop new technologies in the future, we may be placed at a competitive disadvantage. Furthermore, we may face competitive pressure to implement or acquire certain new technologies at a substantial cost. Some of our competitors have greater financial, technical and personnel resources that may allow them to enjoy technological advantages and implement new technologies before we can. We cannot be certain that we will be able to implement new technologies or products on a timely basis or at an acceptable cost. Thus, limits on our ability to effectively use and implement new and emerging technologies may have a material adverse effect on our business, financial condition and results of operations.

Any future decreases in the rate at which oil or natural gas reserves are discovered or developed could decrease the demand for our services.

Reduced discovery rates of new oil and natural gas reserves, or a decrease in the development rate of reserves, in our market areas, whether due to increased governmental regulation, limitations on exploration and drilling activity or other factors, could have a material adverse impact on our business, financial condition and results of operations even in a stronger oil and natural gas price environment.

Oilfield anti-indemnity provisions enacted by many states may restrict or prohibit a party’s indemnification of us.

We typically enter into agreements with our customers governing the provision of our services, which usually include certain indemnification provisions for losses resulting from operations. Such agreement may require each party to indemnify the other against certain claims regardless of the negligence or other fault of the indemnified party; however, many states place limitations on contractual indemnity agreements, particularly agreements that indemnify a party against the consequences of its own negligence. Furthermore, certain states, including Louisiana, New Mexico, Texas and Wyoming, have enacted statutes generally referred to as “oilfield anti-indemnity acts” expressly prohibiting certain indemnity agreements contained in or related to oilfield services agreements. Such oilfield anti-indemnity acts may restrict or void a party’s indemnification of us, which could have a material adverse effect on our business, financial condition and results of operations.

Our current backlog of contract drilling and hydraulic fracturing revenue may not be fully realized.

As of June 1, 2014, the contract backlog associated with our drilling and hydraulic fracturing services was approximately $2.8 billion. This amount reflects the number of days remaining in our existing drilling contracts multiplied by the applicable contractual dayrate and the number of guaranteed stages remaining in our existing hydraulic fracturing contracts multiplied by the rate per stage. The contractual rate may be higher than the actual rate we receive because of a number of factors, including downtime or suspension of operations. Several factors could cause downtime or a suspension of operations, many of which are beyond our control, including:

•	breakdowns of equipment;

•	work stoppages, including labor strikes;

•	shortages of material and skilled labor;

•	severe weather or harsh operating conditions; and

•	force majeure events.

Moreover, we can provide no assurance that our customers will be able or willing to fulfill their contractual commitments to us. Liquidity issues could lead our customers to go into bankruptcy or could encourage our customers to seek to repudiate, cancel or renegotiate our contracts for various reasons. Some of our contracts permit early termination of the contract by the customer for convenience (without cause), generally exercisable upon advance notice to us and in some cases without making an early termination payment to us. Our inability to realize the full amount of our contract backlog may have a material adverse effect on our business, financial position and results of operations.

Conservation measures and technological advances could reduce demand for oil and natural gas.

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, technological advances in fuel economy and energy generation devices could reduce demand for oil and natural gas. Management cannot predict the impact of the changing demand for oil and natural gas services, and any major changes may have a material adverse effect on our business, financial condition and results of operations.

Delays in obtaining permits by our customers for their operations could impair our business.

Our customers are required to obtain permits from one or more governmental agencies in order to perform drilling and/or completion activities. Such permits are typically required by state agencies but can also be required by federal and local governmental agencies. The requirements for such permits vary depending on the location where such drilling and completion activities will be conducted. As with all governmental permitting processes, there is a degree of uncertainty as to whether a permit will be granted, the time it will take for a permit to be issued and the conditions which may be imposed in connection with the granting of the permit. Certain regulatory authorities have delayed or suspended the issuance of permits while the potential environmental impacts associated with issuing such permits can be studied and appropriate mitigation measures evaluated. Permitting delays, an inability to obtain new permits or revocation of our or our customers’ current permits could cause a loss of revenue and could materially and adversely affect our business, financial condition and results of operations.

Changes in trucking regulations may increase our costs and negatively impact our results of operations.

For the transportation and relocation of our drilling rigs and oilfield services equipment and our water transport and disposal operations, we operate trucks and other heavy equipment. Therefore, we are subject to regulation as a motor carrier by the U.S. Department of Transportation and by various state agencies, whose regulations include certain permit requirements of highway and safety authorities. These regulatory authorities exercise broad powers over our trucking operations, generally governing such matters as the authorization to engage in motor carrier operations, safety, equipment testing and specifications and insurance requirements. The trucking industry is subject to possible regulatory and legislative changes that may impact our operations, such as changes in fuel emissions limits, the hours of service regulations that govern the amount of time a driver may drive or work in any specific period, limits on vehicle weight and size and other matters. On May 21, 2010, President Obama signed an executive memorandum directing the National Highway Traffic Safety Administration (NHTSA) and the EPA to develop new, stricter fuel efficiency standards for medium- and heavy-duty trucks. On September 15, 2011, the NHTSA and the EPA published regulations, further amended on August 16, 2013 that regulate fuel efficiency and greenhouse gas emissions from medium- and heavy-duty trucks, beginning with vehicles built for model year 2014. As a result of these regulations, we may experience an increase in costs related to truck purchases and maintenance, an impairment of equipment productivity, a decrease in the residual value of these vehicles and an increase in operating expenses. Proposals to increase federal, state or local taxes, including taxes on motor fuels, are also made from time to time, and any such increase would increase our operating costs. We cannot predict whether, or in what form, any legislative or regulatory changes applicable to our trucking operations will be enacted and to what extent any such legislation or regulations could increase our costs or otherwise adversely affect our business, financial condition and results of operations.

Changes in laws or government regulations regarding hydraulic fracturing could increase our costs of doing business, limit the areas in which our customers can operate and reduce oil and natural gas production by our customers, which could adversely impact our business.

Hydraulic fracturing involves the injection of water, sand or an alternative proppant and chemicals under pressure into target geological formations to fracture the surrounding rock and stimulate production. Recently, there has been increased public concern regarding an alleged potential for hydraulic fracturing to adversely affect drinking water supplies, and proposals have been made to enact separate federal, state and local legislation that would increase the regulatory burden imposed on hydraulic fracturing. Congress has in recent legislative sessions considered legislation to amend the Safe Water Drinking Act (the “SDWA”), including legislation that would repeal the exemption for hydraulic fracturing from the definition of “underground injection” and require federal permitting and regulatory control of hydraulic fracturing, as well as legislative proposals to require disclosure of the chemical constituents of the fluids used in the fracturing process, were proposed in recent sessions of Congress. The U.S. Congress may consider similar SDWA legislation in the future.

In addition, EPA has asserted federal regulatory authority pursuant to the SDWA over certain hydraulic fracturing activities involving the use of diesel fuels and published permitting guidance on February 11, 2014 addressing the performance of such activities using diesel fuels in those states where EPA is the permitting authority. Further, on October 21, 2011, the EPA announced its intention to propose federal Clean Water Act regulations by 2014 governing wastewater discharges from hydraulic fracturing and certain other natural gas operations. In addition, the U.S. Department of the Interior published a revised proposed rule on May 16, 2013 that would update existing regulation of hydraulic fracturing activities on federal lands, including requirements for disclosure, well bore integrity and handling of flowback water. The revised proposed rule’s public comment period ended on August 23, 2013, and a final rule is expected by the end of 2014. Finally, on May 19, 2014, EPA issued an advance notice of proposed rulemaking, seeking public input on the development of regulations under the Toxic Substances Control Act that could require companies to disclose information regarding the chemicals used in hydraulic fracturing. The public comment period for this advance notice ends on August 18, 2014.

Presently, hydraulic fracturing is regulated primarily at the state level, typically by state oil and natural gas commissions and similar agencies. Several states where we conduct our water and environmental services business, such as Texas and Pennsylvania, have either adopted or proposed laws and/or regulations to require oil and natural gas operators to disclose chemical ingredients and water volumes used to hydraulically fracture wells, in addition to more stringent well construction and monitoring requirements. The chemical ingredient information is generally available to the public via online databases, and this may bring more public scrutiny to hydraulic fracturing operations.

The EPA is conducting a study of the potential impacts of hydraulic fracturing activities on drinking water. The EPA issued a Progress Report in December 2012 and a draft final report is anticipated by late 2014 for peer review and public comment. As part of this study, the EPA requested that certain companies provide them with information concerning the chemicals used in the hydraulic fracturing process. This study or other studies may be undertaken by the EPA or other governmental authorities, depending on their results, could spur initiatives to regulate hydraulic fracturing under the SDWA or otherwise. If new federal, state or local laws or regulations that significantly restrict hydraulic fracturing are adopted, such legal requirements could result in delays, eliminate certain drilling activities and make it more difficult or costly for us to perform fracturing. Any such regulations limiting or prohibiting hydraulic fracturing could reduce oil and natural gas exploration and production activities by our customers and, therefore, adversely affect our business. Such laws or regulations could also materially increase our costs of compliance and doing business by more strictly regulating how hydraulic fracturing wastes are handled or disposed.

The adoption of any future federal, state or local laws or implementing regulations imposing reporting obligations on, or limiting or banning, the hydraulic fracturing process could make it more difficult to complete natural gas and oil wells and could have a material adverse impact on our business, financial condition and results of operations.

We and our customers are subject to federal, state and local laws and regulations regarding issues of health, safety, climate change and protection of the environment. Under these laws and regulations, we may become liable for penalties, damages or costs of remediation or other corrective measures. Any changes in laws or government regulations could increase our costs of doing business.

Our and our customers’ operations are subject to stringent federal, state and local laws and regulations relating to, among other things, protection of natural resources, wetlands, endangered species, the environment, health and safety, waste management, waste disposal and transportation of waste and other materials. Our operations pose risks of environmental liability, including leakage from our operations to surface or subsurface soils, surface water or groundwater. Some environmental laws and regulations may impose strict liability, joint and several liability, or both. Therefore, in some situations, we nevertheless could be exposed to liability as a result of our conduct that was lawful at the time it occurred or the conduct of, or conditions caused by, third parties without regard to whether we caused or contributed to the conditions. Actions arising under these laws and regulations could result in the shutdown of our operations, fines and penalties, expenditures for remediation or other corrective measures, and claims for liability for property damage, exposure to hazardous materials, exposure to hazardous waste or personal injuries. Sanctions for noncompliance with applicable environmental laws and regulations also may include the assessment of administrative, civil or criminal penalties, revocation of permits, temporary or permanent cessation of operations in a particular location and issuance of corrective action orders. Such claims or sanctions and related costs could cause us to incur substantial costs or losses and could have a material adverse effect on our business, financial condition and results of operations. Additionally, an increase in regulatory requirements on oil and gas exploration and completion activities could significantly delay or interrupt our operations.

In response to certain scientific studies suggesting that emissions of greenhouse gases, or GHGs, including carbon dioxide and methane, are contributing to the warming of the Earth’s atmosphere and other climatic conditions, the U.S. Congress has considered adopting legislation to reduce emissions of GHGs, and almost one-

half of the states have already taken legal measures to reduce emissions of GHGs, primarily through the planned development of GHG emission inventories and/or regional GHG cap-and-trade programs. In addition, in December 2009, the EPA determined that emissions of carbon dioxide, methane and certain other GHGs endanger public health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the earth’s atmosphere and other climatic changes. Based on these findings, the EPA has begun adopting and implementing regulations to restrict emissions of GHGs under existing provisions of the Clean Air Act (CAA). The EPA has already adopted two sets of rules regulating GHG emissions under the CAA, one of which requires a reduction in emissions of GHGs from motor vehicles and the other of which regulates emissions of GHGs from certain large stationary sources, both of which became effective in January 2011. The EPA’s rules relating to emissions of GHGs from large stationary sources of emissions are currently subject to a number of legal challenges, but the federal courts have thus far declined to issue any injunctions to prevent the EPA from implementing or requiring state environmental agencies to implement the rules. The EPA has also adopted rules requiring the monitoring and reporting of GHG emissions from specified GHG emission sources in the U.S., including oil and natural gas exploration and production operations, on an annual basis. Although it is not possible at this time to estimate how potential future laws or regulations addressing GHG emissions would impact our business, either directly or indirectly, any future federal, state or local laws or implementing regulations that may be adopted to address GHG emissions in areas where we operate could require us or our customers to incur increased compliance and operating costs. Regulation of GHGs could also result in a reduction in demand for and production of oil and natural gas, which would result in a decrease in demand for our services. Additionally, to the extent that such unfavorable weather conditions are exacerbated by global climate change or otherwise, our operations may be adversely affected to a greater degree than we have previously experienced, including increased delays and costs. We cannot predict with any certainty at this time how these possibilities may affect our operations, but effects could be materially adverse. Restrictions on emissions of methane or carbon dioxide that may be imposed in various states could adversely affect the oil and natural gas industry. Moreover, incentives to conserve energy or use alternative energy sources could reduce demand for oil and natural gas.

The EPA regulates air emissions from certain off-road diesel engines that are used by us to power equipment in the field. Under these Tier IV regulations, we are required to retrofit or retire certain engines, and we are limited in the number of non-compliant off-road diesel engines we can purchase. Tier IV engines are costlier and are not always available. Until Tier IV-compliant engines that meet our needs are available, these regulations could limit our ability to acquire a sufficient number of engines to expand our fleet and to replace existing engines as they are taken out of service.

Laws protecting the environment generally have become more stringent over time and we expect them to continue to do so, which could lead to material increases in our costs for future environmental compliance and remediation.

Severe weather could have a material adverse effect on our business.

Adverse weather can directly impede our operations. Repercussions of severe weather conditions may include:

•	curtailment of services;

•	weather-related damage to facilities and equipment, resulting in suspension of operations;

•	inability to deliver equipment and personnel to job sites in accordance with contract schedules; and

•	loss of productivity.

These constraints could delay our operations and materially increase our operating and capital costs. Unusually warm winters or cool summers may also adversely affect the demand for our services by decreasing the demand for natural gas. Our operations in semi-arid regions can be affected by droughts and other lack of access to water used in our operations, especially with respect to our hydraulic fracturing operations.

Risks Relating to the Spin-Off

We may be unable to achieve some or all of the benefits that we expect to achieve from our separation from Chesapeake.

By separating from Chesapeake there is a risk that our results of operations and cash flows may be susceptible to greater volatility due to fluctuations in our business levels and other factors that may adversely affect our operating and financial performance. In addition, as part of the Chesapeake group of companies, we have at times in the past enjoyed certain benefits from Chesapeake’s financial resources, including substantial borrowing capacity and capital for investment. Because Chesapeake’s financial and other resources will no longer be available to us, we may not be able to achieve some or all of the benefits that we expect to achieve as an independent public company.

Furthermore, although we intend to diversify our customer base following the spin-off and provide an increasing percentage of services to third party customers, there is no assurance that we will be successful in such endeavor. The Drilling Agreements we plan to enter into with Chesapeake in connection with the spin-off will have initial terms ranging from three months to three years and following their termination, to the extent Chesapeake does not continue to utilize our services to the same degree or at comparable or better rates, any failure to find replacement customers could have a material adverse effect on our financial condition and results of operations.

Our historical and pro forma financial information are not necessarily indicative of our future financial condition or future results of operations nor do they reflect what our financial condition or results of operations would have been as an independent public company during the periods presented.

The historical financial information we have included in this information statement does not reflect what our financial condition or results of operations would have been as an independent public company during the periods presented and is not necessarily indicative of our future financial condition or future results of operations. This is primarily a result of the following factors:

•	our historical financial results reflect allocations of expenses for services historically provided by Chesapeake, and those allocations may be significantly lower than the comparable expenses we would have incurred as an independent company;

•	our historical financial results reflect Chesapeake’s guarantee of utilization levels for our drilling rigs and following the spin-off such guarantee will be terminated;

•	our historical financial results do not reflect the Transactions which will be effected in connection with the spin-off;

•	contracts with third party customers may be at less favorable rates than those currently in place under our arrangement with Chesapeake;

•	our cost of debt and other capitalization may be significantly different from that reflected in our historical financial statements; and

•	the historical financial information may not fully reflect the increased costs associated with being an independent public company, including significant changes that will occur in our cost structure, management, financing arrangements, cash tax payment obligations and business operations as a result of our spin-off from Chesapeake, including all the costs related to being an independent public company.

The pro forma adjustments are based on available information and assumptions that we believe are factually supportable and objectively determinable. However, it is possible that our assumptions may prove not to be accurate. In addition, our unaudited pro forma financial statements do not give effect to certain on-going additional costs that we expect to incur in connection with being an independent public company. Accordingly, our unaudited pro forma financial statements do not reflect what our financial condition or results of operations would have been as an independent public company and are not necessarily indicative of our future financial condition or future results of operations. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Financial Data” and our historical financial statements and the notes to those statements included in this information statement.

We do not have a history of operating as an independent public company, we may encounter difficulties in making the changes necessary to operate as an independent public company, and we may incur greater costs as an independent public company.

We have historically used Chesapeake’s infrastructure to support our business functions, including the following functions:

•	accounting;

•	information technology and systems;

•	legal;

•	tax;

•	internal audit;

•	human resources;

•	provision of office and yard space;

•	risk management; and

•	treasury.

Following the spin-off, we will no longer have access to Chesapeake’s support services, and we will need to establish our own. We currently pay Chesapeake for these services on a cost-allocation basis. Following the spin-off, Chesapeake will continue to provide some of these services to us on a transitional basis pursuant to the Transition Services Agreement. For more information regarding the Transition Services Agreement, see “Relationship with Chesapeake After the Spin-Off—Agreements Between Chesapeake and Us—Transition Services Agreement.” However, we cannot assure you that all these functions will be successfully executed by Chesapeake during the transition period or that we will not have to expend significant efforts or costs materially in excess of those estimated in the Transition Services Agreement. Any interruption in these services could have a material adverse effect on our business, financial condition and results of operations. In addition, at the end of this transition period, we will need to perform these functions ourselves or hire third parties to perform these functions on our behalf. The costs associated with performing or outsourcing these functions may exceed those charged by Chesapeake when we were part of Chesapeake or during the transition period. A significant increase in the costs of performing or outsourcing these functions could adversely affect our business, financial condition and results of operations.

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the spin-off and may strain our resources.

Although we currently file reports pursuant to the Securities Exchange Act of 1934, as amended, or the Exchange Act, we have in the past been able to utilize Chesapeake’s resources and personnel to meet our reporting obligations. Following the spin-off, we will utilize our own resources and personnel to meet reporting and other obligations under the Exchange Act, including the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which will require, beginning with the filing of our Annual Report on Form 10-K for the year ending December 31, 2014, annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm expressing an opinion on the effectiveness of our internal control over financial reporting. In addition, we will be required to file our periodic reports with the SEC under the Exchange Act in a shorter timeframe than in the past. These obligations will place significant demands on our management and administrative and operational resources, including accounting resources.

To comply with these requirements, we anticipate that we will need to upgrade our systems, including information technology, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff. We expect to incur additional annual expenses related to these steps and, among other things, directors and officers liability insurance, director fees, SEC reporting, transfer agent fees, increased auditing and legal fees and similar expenses, which expenses may be significant. If we are unable to upgrade our financial and management controls, reporting systems, information technology and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired. Any failure to achieve and maintain effective internal controls could have an adverse effect on our business, financial condition and results of operations.

A delay in implementing, or a sustained failure of, our enterprise resource planning systems could adversely affect our business.

Following the spin-off, we plan to implement and use enterprise resource planning systems to operate our business. A delay in implementation, or a sustained failure, of these systems could adversely affect our business by preventing us from:

•	closing our financials and preparing financial statements;

•	tracking our repair and maintenance, payroll and other expenses;

•	tracking fixed assets or purchase orders and receipts for supply chain purchases;

•	gaining visibility of the financial performance at each of our lines of business; and

•	being able to properly manage the needs of customers.

Following implementation, we will integrate our enterprise resource planning systems into our operations. If our information technology systems are disrupted due to problems with the integration of such systems or otherwise, our customers could determine that we have become unreliable and decrease their utilization of our services. Such a disruption to our information technology systems could have an adverse effect on our business, financial condition and results of operations.

We will be subject to continuing contingent liabilities of Chesapeake following the spin-off.

After the spin-off, there will be several significant areas where the liabilities of Chesapeake may become our obligations. For example, under the Code and the related rules and regulations, each corporation that was a member of Chesapeake’s consolidated tax reporting group during any taxable period or portion of any taxable period ending on or before the effective time of the spin-off is jointly and severally liable for the federal income tax liability of the entire consolidated tax reporting group for that taxable period. We intend to enter into a tax sharing agreement with Chesapeake that allocates the responsibility for prior period taxes of Chesapeake’s consolidated tax reporting group between us and Chesapeake and its subsidiaries. Please read “Relationship with Chesapeake After the Spin-Off—Agreements Between Chesapeake and Us—Tax Sharing Agreement.” However, if Chesapeake were unable to pay, we nevertheless could be required to pay the entire amount of such taxes. Other provisions of federal law establish similar liability for other matters, including laws governing tax-qualified pension plans as well as other contingent liabilities.

The spin-off could result in substantial tax liability.

Chesapeake has obtained a private letter ruling from the IRS substantially to the effect that, for U.S. federal income tax purposes, the spin-off and certain related transactions will qualify under Sections 355 and 368 of the Code. The continued effectiveness of the private letter ruling is a condition to the completion of the spin-off. If the factual assumptions or representations made in the private letter ruling request are inaccurate or incomplete in any material respect, then we will not be able to rely on the ruling. Furthermore, the IRS did not rule on whether a distribution such as the spin-off satisfies certain requirements of Section 355 of the Code. Rather, the private letter ruling will be based on representations by Chesapeake that those requirements have been satisfied, and any inaccuracy in those representations could invalidate the ruling.

The spin-off is also conditioned on Chesapeake’s receipt of an opinion of Baker Botts L.L.P., in form and substance satisfactory to Chesapeake, substantially to the effect that, for U.S. federal income tax purposes, the spin-off and certain related transactions will qualify under Sections 355 and 368 of the Code. The opinion will rely on, among other things, the continuing validity of the private letter ruling and various assumptions and representations as to factual matters made by Chesapeake and us which, if inaccurate or incomplete in any material respect, would jeopardize the conclusions reached by such counsel in its opinion. The opinion will not be binding on the IRS or the courts, and there can be no assurance that the IRS or the courts will not challenge the conclusions stated in the opinion or that any such challenge would not prevail.

Neither we nor Chesapeake are aware of any facts or circumstances that would cause the assumptions or representations relied on in the private letter ruling or that will be relied on in the opinion to be inaccurate or incomplete in any material respect. If, notwithstanding receipt of the private letter ruling and opinion, the spin-off were determined not to qualify under Section 355 of the Code, Chesapeake generally would be treated as having disposed of our stock in a fully taxable transaction and each holder of Chesapeake common stock who receives shares of our common stock in the spin-off would generally be treated as receiving a taxable distribution of property in an amount equal to the fair market value of the shares of our common stock received. That distribution would be a dividend to the extent of Chesapeake’s current earnings and profits as of the end of the year in which the distribution occurs, and any accumulated earnings and profits. For each such shareholder, any amount that exceeded Chesapeake’s earnings and profits would be treated first as a non-taxable return of capital to the extent of such shareholder’s tax basis in its shares of Chesapeake common stock with any remaining amount generally being taxed as a capital gain. Please read “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

The tax sharing agreement may limit our ability to take certain actions and may require us to indemnify Chesapeake for significant tax liabilities which cannot be precisely quantified at this time.

Under the terms of the tax sharing agreement we will enter into in connection with the spin-off, we generally will be responsible for all taxes attributable to our business, whether accruing before, on or after the date of the spin-off and Chesapeake generally will be responsible for any taxes arising from the spin-off or certain related transactions that are imposed on us, Chesapeake or its other subsidiaries. If the spin-off were determined to be taxable for U.S. federal income tax purposes, then Chesapeake would be subject to tax as if it had sold its shares of stock of our company in a taxable sale for their fair market value and would recognize taxable gain in an amount equal to the excess of the fair market value of such shares over its tax basis in such shares. Although Chesapeake generally will be responsible for any taxes arising from the spin-off, we would be responsible for any such taxes to the extent such taxes result from certain actions or failures to act by us that occur after the effective date of the tax sharing agreement. Our liabilities under the tax sharing agreement could have a material adverse effect on us. At this time, we cannot precisely quantify the amount of liabilities we may have under the tax sharing agreement and there can be no assurances as to their final amounts.

In addition, in the tax sharing agreement we will covenant not to take any action, or fail to take any action, after the effective date of the tax sharing agreement, which action or failure to act is inconsistent with the spin-off qualifying under Sections 355 and 368(a)(1)(D) of the Code. In particular, we might determine to continue to operate certain of our business operations for the foreseeable future even if a sale or discontinuance of such business might otherwise have been advantageous. Moreover, in light of the requirements of Section 355(e) of the Code, we might determine to forgo certain transactions, including share repurchases, stock issuances, certain asset dispositions or other strategic transactions for some period of time following the spin-off. In addition, our indemnity obligation under the tax sharing agreement might discourage, delay or prevent a change of control transaction for some period of time following the spin-off.

For a more detailed discussion, please read “Relationship with Chesapeake After the Spin-Off—Agreements Between Chesapeake and Us—Tax Sharing Agreement.”

Potential indemnification liabilities to Chesapeake pursuant to the master separation agreement could materially adversely affect our company.

The master separation agreement with Chesapeake will provide for, among other things, the principal corporate transactions required to effect the spin-off, certain conditions to the spin-off and provisions governing the relationship between our company and Chesapeake with respect to and resulting from the spin-off. For a description of the expected terms of the master separation agreement, please read “Relationship with Chesapeake After the Spin-Off—Agreements Between Chesapeake and Us—Master Separation Agreement.” Among other things, we expect the master separation agreement to provide for indemnification obligations designed to make our company financially responsible for substantially all liabilities that may exist relating to our business activities incurred after the spin-off. If we are required to indemnify Chesapeake under the circumstances set forth in the master separation agreement, we may be subject to substantial liabilities. Additionally, in certain circumstances we will be prohibited from making an indemnity claim until we first seek an insurance recovery.

In connection with our separation from Chesapeake, Chesapeake will indemnify us for certain liabilities. However, there can be no assurance that the indemnity will be sufficient to insure us against the full amount of such liabilities, or that Chesapeake’s ability to satisfy its indemnification obligation will not be impaired in the future.

Pursuant to the master separation agreement and tax sharing agreement, Chesapeake has agreed to indemnify us for certain liabilities. However, third parties could seek to hold us responsible for any of the liabilities that Chesapeake has agreed to retain, and there can be no assurance that the indemnity from Chesapeake will be sufficient to protect us against the full amount of such liabilities, or that Chesapeake will be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from Chesapeake any amounts for which we are held liable, we may be temporarily required to bear these losses. If Chesapeake is unable to satisfy its indemnification obligations, the underlying liabilities could have a material adverse effect on our business, financial condition and results of operations.

The terms of our separation from Chesapeake, and our agreements with Chesapeake will be determined in the context of a related-party transaction.

Transactions and agreements entered into or to be entered into with Chesapeake on or before the closing of the spin-off present conflicts between our interests and those of Chesapeake. These transactions and agreements include the following:

•	agreements related to the separation of our business from Chesapeake that provide for, among other things, our respective rights, responsibilities and obligations with respect to assets, liabilities, taxes and tax benefits and the terms of our various interim and ongoing relationships;

•	the Transition Services Agreement, which governs administrative support services provided by Chesapeake to us and other transactions with Chesapeake; and

•	the Master Services Agreement, as supplemented by the New Services Agreements, and the Drilling Agreements which govern the terms upon which we provide oilfield services to Chesapeake for a period after the spin-off.

Additionally, following the spin-off, our interests may conflict with those of Chesapeake in a number of areas relating to our past and ongoing relationships, including:

•	settlement of claims relating to matters for which we have indemnified or may indemnify Chesapeake or for which Chesapeake has indemnified or may indemnify us;

•	insurance administration with respect to matters arising prior to the spin-off;

•	the solicitation and hiring of employees from each other; and

•	business opportunities that may be presented to Chesapeake.

We may not be able to resolve potential conflicts, and even if we do, the resolutions may be less favorable than if we were dealing with an unaffiliated third party. Please read “Relationship with Chesapeake After the Spin-Off—Agreements Between Chesapeake and Us.”

Several members of our board and management may have conflicts of interest because of their ownership of shares of common stock of Chesapeake.

Following the spin-off, several members of our board and management will continue to own shares of common stock of Chesapeake because of their prior relationships with Chesapeake. This share ownership could create, or appear to create, potential conflicts of interest when our directors and executive officers are faced with decisions that could have different implications for our company and Chesapeake. Please read “Management.”

Risks Relating to Ownership of Our Common Stock

Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile and you may not be able to resell your shares of our common stock at or above the initial market price of our common stock following the spin-off.

Prior to the spin-off, there will have been no trading market for our common stock. We cannot assure you that an active trading market will develop or be sustained for our common stock after the spin-off, nor can we predict the prices at which our common stock will trade after the spin-off. The market price of our common stock could fluctuate significantly due to a number of factors, many of which are beyond our control, including:

•	fluctuations in our quarterly or annual earnings results or those of other companies in our industry;

•	failures of our operating results to meet the estimates of securities analysts or the expectations of our shareholders or changes by securities analysts in their estimates of our future earnings;

•	announcements by us or our customers, suppliers or competitors;

•	changes in laws or regulations which adversely affect our industry or us;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic, industry and stock market conditions;

•	future sales of our common stock; and

•	the other factors described in these “Risk Factors” and other parts of this information statement.

Substantial sales of our common stock could cause our stock price to decline and issuances by us may dilute your ownership in our company.

Any sales of substantial amounts of our common stock in the public market after the spin-off, or the perception that these sales might occur, could lower the market price of our common stock and impede our ability to raise capital through the issuance of equity securities. Although we have no actual knowledge of any plan or intention on the part of any 5% or greater shareholder to sell our common stock following the spin-off, it is possible that some Chesapeake shareholders, including possibly some of Chesapeake’s largest shareholders, will sell the shares of our common stock they receive in the spin-off for various reasons. For example, such investors may not believe that our business profile or level of market capitalization as an independent company fits their investment objectives. Further, if we issue additional equity securities to raise additional capital, your ownership interest in our company will be diluted and the value of your investment may be reduced.

We have no plans to pay regular dividends on our common stock, so you may not receive funds without selling your shares of our common stock.

We have no current intent to pay a regular dividend. The credit agreement relating to our Existing Credit Facility and the indenture relating to our 2019 Notes include, and we expect the credit agreements relating to our New Credit Facility and the Term Loan and the indenture relating to our New Senior Notes to include, restrictions on our ability to pay dividends. Our board of directors will determine the payment of future dividends on our common stock, if any, and the amount of any dividends in light of applicable law, contractual restrictions limiting our ability to pay dividends, our earnings and cash flows, our capital requirements, our financial condition, and other factors our board of directors deems relevant. Accordingly, you may have to sell some or all of your shares of our common stock in order to generate cash flow from your investment.

Provisions in our corporate documents, as well as Oklahoma law, could delay or prevent a change in control of our company, even if that change may be considered beneficial by some shareholders.

Some provisions in our certificate of incorporation and bylaws, as well as Oklahoma law, may have the effect of delaying, deferring or preventing a change of control. These provisions, including the possible issuance of shares of our preferred stock and the right of the Board of Directors to amend the bylaws, may make it more difficult for other persons, without the approval of our Board of Directors, to make a tender offer or otherwise acquire a substantial number of shares of our common stock or to launch other takeover attempts that a shareholder might consider to be in his or her best interest. These provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock. Please read “Description of Capital Stock—Anti-Takeover Effects of Provisions of our Certificate of Incorporation and Bylaws.”

We may issue preferred stock that could dilute the voting power or reduce the value of our common stock.

Our certificate of incorporation authorizes us to issue, without the approval of our shareholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our common stock respecting dividends and distributions, as our board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred stock could affect the residual value of the common stock. Please read “Description of Capital Stock—Preferred Stock.”

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained in this information statement constitute forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek,” “anticipate,” “plan,” “continue,” “estimate,” “expect,” “may,” “project,” “predict,” “potential,” “target,” “intend,” “could,” “might,” “should,” “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other facts that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. We believe the expectations reflected in these forward-looking statements are reasonable but we cannot assure you that these expectations will prove to be correct. You should not place undue reliance on forward-looking statements included in this information statement.

Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including the following factors and the factors discussed in “Risk Factors” and elsewhere in this information statement:

•	dependence on Chesapeake for a majority of our revenues, our ability to secure new customers, provide additional services to existing customers and obtain long-term contracts;

•	our customers’ expenditures for oilfield services;

•	the limitations that our level of indebtedness and restrictions in our debt instruments may have on our financial flexibility;

•	market prices for oil and natural gas;

•	the cyclical nature of the oil and natural gas industry;

•	changes in supply and demand of drilling rigs, hydraulic fracturing fleets and other equipment;

•	the availability of capital resources to fund capital expenditures and other contractual obligations, and our ability to access those resources through the debt or equity capital markets;

•	actions by customers, regulators and other third parties;

•	hazards and operational risks that may not be fully covered by insurance;

•	increased labor costs or the unavailability of skilled workers;

•	our credit profile;

•	access to and cost of capital;

•	competitive conditions; and

•	legislative or regulatory changes, including changes in environmental regulations, drilling regulations and liability under federal and state environmental laws and regulations.

These factors are not necessarily all the factors that could affect us. Unpredictable or unanticipated factors we have not discussed in this information statement could also have material adverse effects on actual results of matters that are the subject of our forward-looking statements. Neither we nor Chesapeake undertake any obligation to update the forward-looking statements included in this information statement to reflect events or circumstances after the date of this information statement, unless we are required by applicable securities laws to do so.

THE SPIN-OFF

General

The board of directors of Chesapeake regularly reviews the various operations conducted by Chesapeake to ensure that resources are deployed and activities are pursued in the best interest of its shareholders. On June 9, 2014, Chesapeake announced that its board of directors had approved in principle a plan involving the pro rata distribution of all of our shares of common stock to Chesapeake’s shareholders in a distribution intended to be tax-free to us and such shareholders for U.S. federal income tax purposes (other than with respect to any cash received in lieu of fractional shares). On June 6, 2014, Chesapeake’s board of directors approved the spin-off. The spin-off is subject to, among other things, final approval by the Chesapeake board of directors and the conditions described below under “—Spin-Off Conditions and Termination.”

Our company is currently an indirect, wholly-owned subsidiary of Chesapeake. We generally own all the assets and are obligated on all the liabilities comprising Chesapeake’s oilfield services operating segment. Our sole shareholder is currently COSH, which itself is directly owned by Chesapeake Operating, Inc., or COI, a direct subsidiary of Chesapeake. Immediately prior to the spin-off, COS will distribute its ownership interest in us to COI, which will immediately thereafter distribute such interest to Chesapeake.

Chesapeake will accomplish our separation through a pro rata distribution of 100% of our outstanding common stock to Chesapeake’s shareholders, which we refer to as the distribution, on June 30, 2014, the distribution date. As a result of the spin-off, each holder of Chesapeake common stock as of 5:00 p.m. New York City time on June 19, 2014, the record date, will be entitled to:

•	receive one share of our common stock for every fourteen shares of Chesapeake common stock owned by such holder; and

•	retain such holder’s shares of Chesapeake common stock.

Chesapeake shareholders will not be required to pay for shares of our common stock received in the spin-off or to surrender or exchange shares of Chesapeake common stock in order to receive our common stock or to take any other action in connection with the spin-off. No vote of Chesapeake shareholders will be required or sought in connection with the spin-off, and Chesapeake shareholders will have no appraisal rights in connection with the spin-off.

Reasons for the Spin-Off

Chesapeake’s board and management believe that our separation from Chesapeake will provide the following benefits:

•	enhance the flexibility of the management team of Chesapeake and SSE to make strategic and operational decisions that are in the best interests of their respective businesses;

•	optimize the allocation of capital and corporate resources in a manner that focuses on achieving the strategic priorities of each company;

•	enhance our ability to attract E&P customers other than Chesapeake;

•	enhance our reputation as an independent provider of diversified oilfield services;

•	enhance the ability of each company to more efficiently attract and deploy capital; and

•	enhance the ability of Chesapeake and SSE to attract employees with appropriate skill sets, to incentivize their key employees with equity-based compensation that is aligned with the performance of their respective operations, and to retain key employees for the long term.

Results of the Spin-Off

After the spin-off, we will be an independent public company. Immediately following the spin-off, we expect that approximately 47.6 million shares of our common stock will be issued and outstanding, based on the number of shares of Chesapeake common stock outstanding on June 1, 2014. The actual number of shares of our common stock to be distributed will be determined based on the number of shares of Chesapeake common stock outstanding as of the record date. We also expect to have approximately 2,020 shareholders of record, based on the number of shareholders of record of Chesapeake common stock on June 1, 2014.

We and Chesapeake will enter into a number of agreements that govern the spin-off and our future relationship. For a more detailed description of these agreements, please read “Relationship with Chesapeake After the Spin-Off—Agreements Between Chesapeake and Us.”

You will not be required to make any payment for the shares of SSE common stock you receive, nor will you be required to surrender or exchange your shares of Chesapeake common stock or take any other action in order to receive the shares of SSE common stock to which you are entitled. The spin-off will not affect the number of outstanding shares of Chesapeake common stock or any rights of Chesapeake shareholders, although it will affect the market value of the outstanding Chesapeake common stock.

Manner of Effecting the Spin-Off

The general terms and conditions relating to the spin-off will be set forth in a master separation agreement between Chesapeake and us. For a description of the expected terms of that agreement, please read “Relationship with Chesapeake After the Spin-Off—Agreements Between Chesapeake and Us—Master Separation Agreement.” Under the master separation agreement, the spin-off will be effective on the distribution date. As a result of the spin-off, each Chesapeake shareholder will be entitled to receive one share of our common stock for every fourteen shares of Chesapeake common stock owned on the record date. As discussed under “—Trading of Chesapeake Common Stock After the Record Date and Prior to the Distribution,” if a holder of record of Chesapeake common stock sells those shares in the “regular way” market after the record date and on or prior to the distribution date, that shareholder also will be selling the right to receive shares of our common stock in the spin-off. The distribution will be made in book-entry form. For registered Chesapeake shareholders, our transfer agent will credit their shares of our common stock to book-entry accounts established to hold their shares of our common stock. Book-entry refers to a method of recording stock ownership in our records in which no physical certificates are issued. For shareholders who own Chesapeake common stock through a bank or brokerage firm, their shares of our common stock will be credited to their accounts by the bank or broker. Please read “—When and How You Will Receive SSE Shares” below. Each share of our common stock that is distributed will be validly issued, fully paid and nonassessable. Holders of shares of our common stock will not be entitled to preemptive rights. Please read “Description of Capital Stock.”

When and How You Will Receive SSE Shares

On the distribution date, Chesapeake will release 47.6 million shares of SSE common stock for distribution by Computershare Trust Company, N.A., the distribution agent. The distribution agent will cause the shares of SSE common stock to which you are entitled to be registered in your name or in the “street name” of your bank or brokerage firm.

“Street Name” Holders. Many Chesapeake shareholders hold Chesapeake common stock through an account with a bank or brokerage firm. If this applies to you, that bank or brokerage firm is the registered holder that holds the shares on your behalf. For shareholders who hold their shares of Chesapeake common stock in an account with a bank or brokerage firm, the SSE common stock distributed to you will be registered in the “street name” of your bank or broker, who in turn will electronically credit your account with the SSE shares that you are entitled to receive in the spin-off. We anticipate that banks and brokers will generally credit their customers’

accounts with SSE common stock on or shortly after the distribution date. We encourage you to contact your bank or broker if you have any questions regarding the mechanics of having shares of SSE common stock credited to your account.

Registered Holders. If you are the registered holder of shares of Chesapeake common stock and hold your shares of Chesapeake common stock either in physical form or in book-entry form, the shares of SSE common stock distributed to you will be registered in your name and you will become the holder of record of that number of shares of SSE common stock. Our distribution agent will send you a statement reflecting your ownership of our common stock.

Direct Registration System. As part of the spin-off, we will be adopting a direct registration system for book-entry share registration and transfer of our common stock. The shares of our common stock to be distributed in the spin-off will be distributed as uncertificated shares registered in book-entry form through the direct registration system. No certificates representing your shares will be mailed to you in connection with the spin-off. Under the direct registration system, instead of receiving stock certificates, you will receive a statement reflecting your ownership interest in our shares. Following the spin-off, however, holders of record may request physical stock certificates. Contact information for our transfer agent and registrar is provided under “Questions and Answers About the Spin-Off.” The distribution agent will begin mailing book-entry account statements reflecting your ownership of shares promptly after the distribution date. You can obtain more information regarding the direct registration system by contacting our transfer agent and registrar.

Treatment of Fractional Shares

The transfer agent will not deliver any fractional shares of our common stock in connection with the spin-off. Instead, the transfer agent will aggregate all fractional shares and sell them on behalf of those holders who otherwise would be entitled to receive a fractional share. We anticipate that these sales will occur as soon as practicable after the distribution date. Those holders will then receive a cash payment in the form of a check in an amount equal to their pro rata share of the total net proceeds of those sales. If you physically hold Chesapeake stock certificates, your check for any cash that you may be entitled to receive instead of fractional shares of our common stock will be mailed to you separately. We expect that checks will generally be distributed to shareholders within one to two weeks after the distribution date. Broker selling expenses in connection with these sales will be paid by Chesapeake.

It is expected that all fractional shares held in street name will be aggregated and sold by brokers or other nominees according to their standard procedures. You should contact your broker or other nominee for additional details.

None of Chesapeake, our company or the transfer agent will guarantee any minimum sale price for the fractional shares of our common stock. Neither we nor Chesapeake will pay any interest on the proceeds from the sale of fractional shares. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient shareholders. Please read “—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

Market for Our Common Stock

There is currently no public market for our common stock. A condition to the spin-off is the listing on the NYSE of our common stock. Our common stock has been approved for listing on the NYSE under the symbol “SSE.” We anticipate that trading of our common stock will commence on a when-issued basis on or shortly before the record date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. On the first trading day following the distribution date, when-issued trading with respect to our common stock will end and regular way trading will begin. Regular way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of the transaction. Neither we nor Chesapeake can assure you as to the trading price of our common stock after the spin-off or as to whether the trading price of a share of Chesapeake common stock after the spin-off plus the trading price of each share of our common stock distributed for fourteen shares of Chesapeake common stock will not, in the aggregate, be less than the trading price of a share of Chesapeake common stock before the spin-off. The trading price of our common stock is likely to fluctuate significantly, particularly until an orderly market develops. See “Risk Factors—Risks Relating to Ownership of Our Common Stock.” In addition, we cannot predict any change that may occur in the trading price or volume of Chesapeake’s common stock as a result of the spin-off.

Trading of Chesapeake Common Stock After the Record Date and Prior to the Distribution

Beginning on or shortly after the record date and through the distribution date, there will be two concurrent markets in which to trade Chesapeake common stock: a regular way market and an ex-distribution market. Shares of Chesapeake common stock that trade in the regular way market will trade with an entitlement to shares of our common stock distributed in connection with the spin-off. Shares that trade in the ex-distribution market will trade without an entitlement to shares of our common stock distributed in connection with the spin-off. Therefore, if you owned shares of Chesapeake common stock at 5:00 p.m., New York City time, on the record date and sell those shares in the regular way market on or prior to the distribution date, you also will be selling your right to receive the shares of our common stock that would have been distributed to you in connection with the spin-off. If you sell those shares of Chesapeake common stock in the ex-distribution market prior to or on the distribution date, you will still receive the shares of our common stock that were to be distributed to you in connection with the spin-off as a result of your ownership of the shares of Chesapeake common stock.

We expect to have approximately 47.6 million shares of our common stock outstanding immediately after the spin-off, based upon the number of shares of Chesapeake common stock outstanding on June 1, 2014. The shares of our common stock distributed to Chesapeake shareholders will be freely transferable, except for shares received by persons who may be deemed to be our “affiliates” under the Securities Act of 1933, as amended, or the Securities Act, and except for shares issued as restricted stock under our incentive plan. Persons who may be deemed to be our affiliates after the spin-off generally include individuals or entities that control, are controlled by, or are under common control with us, and may include some or all of our directors and executive officers. Our affiliates will be permitted to sell their shares of SSE common stock only pursuant to an effective Registration Statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144.

Treatment of Stock-Based Awards

In connection with the spin-off, we currently expect that, subject to the approval of the compensation committee of Chesapeake’s board of directors, Chesapeake’s outstanding equity-based compensation awards will generally be treated as follows:

Each outstanding award of options to purchase shares of Chesapeake common stock that is held by an active or former director, officer or employee of Chesapeake who will not be a director, officer or employee of SSE immediately after the spin-off will be adjusted to increase the number of shares of Chesapeake common stock subject to such award. Each of those adjustments will be generally intended to preserve the intrinsic value of the original option and the ratio of the exercise price to the fair market value of the stock subject to the option. To the extent the options being adjusted are vested, the adjusted options will also be vested.

Each outstanding award of options to purchase shares of Chesapeake common stock that is held by an active or former officer or employee of SSE who will not be an officer or employee of Chesapeake immediately after the spin-off will be replaced with a substitute award of options to purchase shares of SSE common stock. Each of those substitute awards will have terms that will be generally intended to preserve the intrinsic value of the original option and the ratio of the exercise price to the fair market value of the stock subject to the option. To the extent the awards being replaced are vested, the substitute awards will also be vested.

The Chesapeake restricted stock awards and restricted stock unit awards of active or former officers, employees or directors of Chesapeake who will not become officers, employees or directors of SSE immediately after the spin-off will be adjusted to increase the number of shares of Chesapeake common stock subject to such awards, each of which will generally preserve the value of the original award.

The Chesapeake restricted stock awards and restricted stock unit awards of active or former officers or employees of SSE who will not become officers or employees of Chesapeake immediately after the spin-off will be replaced with substitute awards with respect to SSE common stock, each of which will generally preserve the value of the original award.

The original target opportunity of Chesapeake performance share units will be adjusted in the same manner as Chesapeake restricted stock units held by active or former officers or employees of Chesapeake who will not become officers or employees of SSE.

In the case of adjusting Chesapeake options or granting substitute SSE options, the conversion formula may result in fractional shares or fractional cents. Any fractional shares subject to adjusted Chesapeake options and substitute SSE options will be disregarded, and the number of shares subject to such options will be rounded down to the next lower whole number of shares. The exercise price for such options will be rounded up to the next higher whole cent. There are no stock appreciation rights currently outstanding under the Chesapeake incentive plans.

Effect on Convertible Debt and Equity Securities

Holders of Chesapeake’s convertible notes and convertible preferred stock will not be entitled to participate in the distribution unless they convert such securities prior to the record date. Chesapeake expects that, as a result of the distribution, the conversion price of each series of its outstanding convertible notes and its convertible preferred stock will be adjusted in accordance with the applicable indenture or certificate of designation.

Spin-Off Conditions and Termination

We expect that the spin-off will be effective on June 30, 2014, provided that, among other things:

•	the SEC has declared effective our Registration Statement on Form 10, of which this information statement is a part, under the Exchange Act, with no stop order in effect with respect to the Form 10, and this information statement has been mailed to Chesapeake’s shareholders;

•	the actions and filings necessary under securities and blue sky laws of the states of the United States and any comparable laws under any foreign jurisdictions have been taken and become effective;

•	no order, injunction, decree or regulation issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the completion of the spin-off is in effect and no other event outside Chesapeake’s control has occurred or failed to occur that prevents the completion of the spin-off;

•	our common stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance;

•	the private letter ruling obtained from the IRS with respect to the tax treatment of the spin-off has not been revoked or modified by the IRS in any material respect, and Chesapeake has received an opinion from its tax counsel regarding the tax treatment of the spin-off as of the distribution date (see “—Material U.S. Federal Income Tax Consequences of the Spin-Off” for more information regarding the private letter ruling and opinion of tax counsel);

•	SSO has entered into the Term Loan and New Credit Facility and the Existing Credit Facility has been terminated;

•	We have issued the New Senior Notes;

•	Chesapeake has received an opinion, in form and substance acceptable to it, as to the solvency of Chesapeake and us following the spin-off;

•	the Master Separation Agreement and each of the ancillary agreements related to the spin-off have been entered into before the spin-off and have not been materially breached by any party thereto;

•	the Master Separation Agreement and each of the ancillary agreements entered into before the spin-off have not been terminated and will not violate, conflict with or result in a breach of any law or any material agreements of Chesapeake;

•	the conversion of COO to SSE will have been completed and be effective;

•	all material governmental approvals and material consents to be received by Chesapeake and COO necessary to consummate the spin-off have been received and continue to be in full force and effect; and

•	no other events or developments have occurred that, in the judgment of the board of directors of Chesapeake, in its sole and absolute discretion, would result in the spin-off having a material adverse effect on Chesapeake or its shareholders.

Chesapeake may waive one or more of these conditions in its sole and absolute discretion, and the determination by Chesapeake regarding the satisfaction of these conditions will be conclusive. The fulfillment of these conditions will not create any obligation on Chesapeake’s part to effect the distribution, and Chesapeake has reserved the right to amend, modify or abandon any and all terms of the distribution and the related transactions at any time prior to the distribution date.

Material U.S. Federal Income Tax Consequences of the Spin-Off

The following is a summary of material U.S. federal income tax consequences relating to the spin-off. This summary is based on the Code, related U.S. Treasury regulations, and interpretations of the Code and the U.S. Treasury regulations by the courts and the IRS, in effect as of the date of this information statement, and all of which are subject to change, possibly with retroactive effect. This summary does not discuss all the tax considerations that may be relevant to Chesapeake shareholders in light of their particular circumstances. Except as indicated below, this summary also does not address the consequences to Chesapeake shareholders subject to special treatment under the U.S. federal income tax laws, including, but not limited to, the following:

•	non-U.S. persons,

•	insurance companies,

•	dealers or brokers in securities or currencies,

•	tax-exempt organizations,

•	financial institutions,

•	mutual funds,

•	pass-through entities and investors in such entities,

•	holders who hold their shares as a hedge or as part of a hedging, straddle, wash sale, conversion, synthetic security, integrated investment or other risk-reduction transaction,

•	holders who are subject to alternative minimum tax, or

•	holders who acquired their shares upon the exercise of employee stock options or otherwise as compensation.

In addition, this summary does not address the U.S. federal income tax consequences to those Chesapeake shareholders who do not hold their Chesapeake common stock as a capital asset. Finally, this summary does not address any state, local or foreign tax consequences or the tax on certain net investment income imposed under Section 1411 of the Code.

CHESAPEAKE SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES OF THE SPIN-OFF TO THEM.

The spin-off is conditioned on the continued effectiveness of a private letter ruling received by Chesapeake from the IRS and Chesapeake’s receipt of an opinion from Baker Botts L.L.P. (which opinion will rely, in part, on the continued effectiveness of the private letter ruling), in each case, substantially to the effect that the spin-off and certain related transactions will qualify under Sections 355 and 368 of the Code.

Assuming the spin-off and such related transactions so qualify:

•	the spin-off and certain related transactions will not result in any income, gain or loss to Chesapeake or to us, other than to the extent required by Section 357(c) of the Code (as described below) or with respect to any intercompany items or excess loss accounts required to be taken into account under Treasury regulations relating to consolidated returns;

•	except as noted below, no gain or loss will be recognized by (and no amount will be included in the taxable income of) Chesapeake shareholders on their receipt of shares of our common stock in the spin-off;

•	the holding period of shares of our common stock received by each Chesapeake shareholder will include the holding period at the time of the spin-off for the Chesapeake common stock on which the distribution is made;

•	the tax basis of the Chesapeake common stock held by each Chesapeake shareholder immediately before the spin-off will be allocated between that Chesapeake common stock and our common stock received, including any fractional share of our stock deemed received in the spin-off, in proportion to the relative fair market value of each on the date of the spin-off; and

•	a Chesapeake shareholder who receives cash for a fractional share of our common stock will recognize gain or loss measured by the difference between the amount of cash received and the basis of the fractional share interest in our common stock to which the shareholder would otherwise be entitled.

Section 357(c) of the Code requires Chesapeake to recognize gain to the extent that liabilities of Chesapeake treated for U.S. federal income tax purposes as assumed by us in connection with the spin-off exceed the adjusted tax basis of the assets treated for such purposes as contributed to us by Chesapeake. It currently is expected that Chesapeake would be required to recognize gain under Section 357(c) in connection with the spin-off and that some or all of such gain may result in additional tax to Chesapeake.

Notwithstanding the discussion above, non-U.S. shareholders could be subject to tax on the distribution if such holders owned more than 5% of the common stock of Chesapeake at any time during the five-year period ending on the date of the distribution. As used herein, the term “non-U.S. shareholder” means a beneficial owner of Chesapeake’s stock that is not for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and (ii) one or more United States persons have the authority to control all substantial decisions of the trust or if the trust has validly made an election to be treated as a United States person under applicable Treasury regulations.

U.S. Treasury regulations also generally provide that if a Chesapeake shareholder holds different blocks of Chesapeake common stock (generally shares of Chesapeake common stock purchased or acquired on different dates or at different prices), the aggregate basis for each block of Chesapeake common stock purchased or acquired on the same date and at the same price will be allocated, to the greatest extent possible, between the shares of our common stock received in the spin-off in respect of such block of Chesapeake common stock and such block of Chesapeake common stock, in proportion to their respective fair market values, and the holding period of the shares of our common stock received in the spin-off in respect of such block of Chesapeake common stock will include the holding period of such block of Chesapeake common stock. If a Chesapeake shareholder is not able to identify which particular shares of our common stock are received in the spin-off with respect to a particular block of Chesapeake common stock, for purposes of applying the rules described above, the shareholder may designate which shares of our common stock are received in the spin-off in respect of a particular block of Chesapeake common stock, provided that such designation is consistent with the terms of the spin-off. Holders of Chesapeake common stock are urged to consult their own tax advisors regarding the application of these rules to their particular circumstances.

Although a private letter ruling from the IRS generally is binding on the IRS, if the factual representations or assumptions made in the private letter ruling request are inaccurate or incomplete in any material respect, we will not be able to rely on the private letter ruling. Furthermore, the IRS did not rule on whether a distribution such as the spin-off satisfies certain requirements of Section 355 of the Code. Rather, the private letter ruling is based on representations by Chesapeake that these requirements have been satisfied, and any inaccuracy in such representations could invalidate the private letter ruling. In addition to the continued effectiveness of the private letter ruling from the IRS, Chesapeake has made it a condition to the spin-off that Chesapeake obtain an opinion of Baker Botts L.L.P. substantially to the effect that the spin-off and certain related transactions will qualify under Sections 355 and 368 of the Code. The opinion will address those matters upon which the IRS will not rule and will rely on the private letter ruling as to matters covered by the private letter ruling. In addition, the opinion will be based on, among other things, certain assumptions and representations made by Chesapeake and us, which if incorrect or inaccurate in any material respect would jeopardize the conclusions reached by such counsel in its opinion. The opinion will not be binding on the IRS or the courts and will be subject to other qualifications and limitations.

Notwithstanding receipt by Chesapeake of the private letter ruling and opinion of counsel, the IRS could assert that the spin-off and certain related transactions do not satisfy the requirements of Sections 355 and 368 of the Code. If the IRS were successful in making any such assertion, we and Chesapeake and our initial public shareholders could be subject to significant tax liability. In general, with respect to the spin-off, our initial public shareholders generally would be treated as receiving a taxable distribution of property in an amount equal to the fair market value of the shares of our common stock received. That distribution would be a dividend to the extent of Chesapeake’s current earnings and profits as of the end of the year in which the distribution occurs, and any accumulated earnings and profits. For each such shareholder, any amount that exceeded Chesapeake’s earnings and profits would be treated first as a non-taxable return of capital to the extent of such shareholder’s tax basis in its shares of Chesapeake common stock with any remaining amount generally being taxed as a capital gain.

In connection with the spin-off, we and Chesapeake will enter into a tax sharing agreement pursuant to which we will agree to be responsible for certain liabilities and obligations following the spin-off. Under the terms of the tax sharing agreement, we generally will be responsible for all taxes attributable to our business, whether accruing before, on or after the date of the spin-off and any taxes arising from the spin-off or certain related transactions that are imposed on us, Chesapeake or its other subsidiaries to the extent such taxes result from certain actions or failures to act by us that occur after the effective date of the tax sharing agreement. See “Relationship with Chesapeake After the Spin-Off—Agreements Between Chesapeake and Us—Tax Sharing Agreement.”

Under U.S. Treasury regulations, each Chesapeake shareholder who, immediately before the distribution, owns at least 5% of the total outstanding common stock of Chesapeake must attach to such shareholder’s U.S. federal income tax return for the year in which the spin-off occurs a statement setting forth certain information relating to the spin-off. In addition, all shareholders are required to retain permanent records relating to the amount, basis and fair market value of our stock which they receive and to make those records available to the IRS on request of the IRS.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE SPIN-OFF UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF SHAREHOLDERS. EACH CHESAPEAKE SHAREHOLDER SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE SPIN-OFF TO SUCH SHAREHOLDER, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to Chesapeake shareholders who will receive shares of SSE common stock in the spin-off. It is not to be construed as an inducement or encouragement to buy or sell any of our securities or any Chesapeake securities. We believe that the information contained in this information statement is accurate as of the date set forth on the front cover. Changes may occur after that date and neither Chesapeake nor we undertake any obligation to update the information, except to the extent applicable securities laws require us to do so.

CAPITALIZATION

The following table sets forth our unaudited capitalization as of March 31, 2014 (1) on a historical basis, and (2) on an as adjusted basis to reflect the Transactions, including the issuance of the New Senior Notes, the use of proceeds therefrom, the closing of the New Credit Facility and Term Loan, the conversion to SSE and the spin-off. This table should be read in conjunction with “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Financial Data,” and our financial statements and corresponding notes included elsewhere in this information statement.

	March 31, 2014
	Historical	As Adjusted
	(in thousands)
Cash and cash equivalents	$3,291	$32,885

Long-term debt (including current portion):
2019 Notes	$650,000	$650,000
Existing Credit Facility	464,300	—
New Credit Facility	—	—
Term Loan	—	400,000
New Senior Notes	—	500,000

Total debt	1,114,300	1,550,000

Equity:
Common stock, $0.01 par value; 250,000,000 shares authorized pro forma; 47,576,151 shares issued and outstanding pro forma	—	476
Additional paid-in capital	—	239,735
Owner’s Equity	528,635	—

Total equity	528,635	240,211

Total capitalization	$1,642,935	$1,790,211

(1)	Represents the expected distribution of approximately 47.6 million shares of our common stock to holders of Chesapeake common stock based on the number of shares of Chesapeake common stock outstanding on June 1, 2014. The actual record date is June 19, 2014.

DIVIDEND POLICY

We do not currently plan to pay a regular dividend on our common stock following the spin-off. The declaration of any future cash dividends and, if declared, the amount of any such dividends, will be subject to our financial condition, earnings, capital requirements, financial covenants and other contractual restrictions and to the discretion of our board of directors. The credit agreement relating to our Existing Credit Facility and the indenture for the 2019 Notes include, and we expect the credit agreements relating to our New Credit Facility and the Term Loan and the indenture for the New Senior Notes to include, restrictions on our ability to pay dividends. Our board of directors may take into account such matters as general business conditions, industry practice, our financial condition and performance, our future prospects, our cash needs and capital investment plans, income tax consequences, applicable law and such other factors as our board of directors may deem relevant. For a discussion of the covenants contained in the Existing Credit Facility, the indenture governing our 2019 Notes, the New Credit Facility, the Term Loan and the indenture governing our New Senior Notes, please see “Description of Material Indebtedness—Existing Credit Facility, —2019 Notes, —New Credit Facility, —Term Loan and —New Senior Notes.”

SELECTED HISTORICAL FINANCIAL DATA

The following table presents selected historical financial data of our predecessor, Chesapeake Oilfield Operating, L.L.C. (“COO”). The selected historical financial data as of March 31, 2014 and for each of the three-month periods ended March 31, 2014 and 2013 are derived from the unaudited consolidated financial statements included elsewhere in this information statement. The selected historical financial data as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013 are derived from the audited consolidated financial statements of COO included elsewhere in this information statement. The selected historical financial data as of December 31, 2011, 2010 and 2009 and for the years ended December 31, 2010 and 2009 are derived from audited consolidated financial statements of COO not included in this information statement. The historical combined financial statements of COO for periods and as of dates prior to its formation on October 25, 2011 were prepared on a “carve-out” basis from Chesapeake and are intended to represent the financial results of Chesapeake’s oilfield services operations, which is COO’s accounting predecessor, for the periods presented. Immediately prior to completion of the spin-off, COO will convert into a corporation, Seventy Seven Energy Inc. (“SSE”). The selected historical financial data is not necessarily indicative of results to be expected in future periods and does not necessarily reflect what our financial position and results of operations would have been had we operated as an independent public company during the periods presented, including changes that will occur in our operations as a result of our spin-off from Chesapeake. The selected historical financial data should be read together with the audited consolidated financial statements and accompanying notes, “Unaudited Pro Forma Financial Data,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this information statement.

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(unaudited)
	(in thousands)
Income Statement Data:
Revenues, including revenues from affiliates	$509,710	$543,887	$2,188,205	$1,920,022	$1,303,496	$815,756	$650,279
Operating costs(1)	409,589	415,049	1,717,709	1,390,786	986,239	667,927	555,925
Depreciation and amortization	72,465	70,112	289,591	231,322	175,790	103,339	70,124
General and administrative, including expenses from affiliates	20,887	20,491	80,354	66,360	37,074	25,312	17,735
Losses (gains) on sales of property and equipment	977	374	(2,629)	2,025	(3,571)	(854)	(1,551)
Impairments and other(2)	19,808	24	74,762	60,710	2,729	9	26,797

Operating (loss) income	(14,016)	37,837	28,418	168,819	105,235	20,023	(18,751)

Interest expense, including expenses from affiliates	(14,692)	(14,010)	(56,786)	(53,548)	(48,802)	(38,795)	(22,650)
Losses from equity investees	(917)	(119)	(958)	(361)	—	(2,243)	(164)
Other income (expense)	371	524	1,758	1,543	(2,464)	211	(283)

Total other expense	(15,238)	(13,605)	(55,986)	(52,366)	(51,266)	(40,827)	(23,097)

(Loss) income before income taxes	(29,254)	24,232	(27,568)	116,453	53,969	(20,804)	(41,848)
Income tax (benefit) expense	(10,697)	9,999	(7,833)	46,877	26,279	(4,195)	(7,226)

Net (loss) income	(18,557)	14,233	(19,735)	69,576	27,690	(16,609)	(34,622)

Less: Net loss attributable to noncontrolling interest	—	—	—	—	(154)	(639)	—

Net (loss) income attributable to Chesapeake Oilfield Operating, L.L.C.	$(18,557)	$14,233	$(19,735)	$69,576	$27,844	$(15,970)	$(34,622)

Balance Sheet Data:
Cash	$3,291	$1,745	$1,678	$1,227	$530	$370	$236
Total property and equipment, net	$1,527,247	$1,576,155	$1,497,476	$1,581,519	$1,247,817	$923,694	$710,465
Total assets	$2,063,090	$2,196,597	$2,026,893	$2,119,511	$1,597,136	$1,059,607	$824,112
Total long-term debt	$1,114,300	$1,057,600	$1,055,000	$1,068,200	$679,000	$629,200	$497,875
Total equity	$528,635	$598,089	$547,192	$596,817	$548,896	$170,430	$181,948
Other Financial Data:
Adjusted EBITDA(3)(unaudited)	$70,310	$108,752	$368,580	$439,203	$277,719	$120,485	$76,172
Capital expenditures (including acquisitions)	$118,571	$92,496	$349,806	$622,825	$752,715	$273,154	$325,895
Cash Flows Data:
Cash flows provided by operating activities	$54,582	$87,393	$337,071	$211,151	$240,046	$94,385	$26,523
Cash flows used in investing activities	$(112,269)	$(63,314)	$(296,817)	$(577,324)	$(658,470)	$(226,716)	$(322,910)
Cash flows provided by (used in) financing activities	$59,300	$(23,561)	$(39,803)	$366,870	$418,584	$132,465	$296,326

(1)	Historical operating costs and Adjusted EBITDA include the effect of $9.1 million, $23.0 million, $76.9 million, $100.8 million, $105.6 million, $94.8 million and $94.1 million of rig rent expense associated with our lease of drilling rigs for the quarters ended March 31, 2014 and 2013 and the years ended December 31, 2013, 2012, 2011, 2010 and 2009, respectively. As of June 1, 2014, we have purchased all active rigs that were subject to these lease arrangements. The remaining drilling rig sublease arrangements relate to 11 idle rigs and 3 rigs that are not part of our long-term portfolio strategy. The leases for these rigs will expire by the end of 2014, after which we expect to return the rigs to the owner.
(2)	We recorded an impairment to goodwill in the amount of $19.8 million and an impairment of long-lived assets in the amount of $7.0 million for the year ended December 31, 2009. We recorded impairments of long-lived assets and lease termination costs in the amount of $35.8 million and $24.9 million, respectively, for the year ended December 31, 2012. We recorded impairments of long-lived assets and lease termination costs in the amount of $52.4 million and $22.4 million, respectively, for the year ended December 31, 2013. We recorded impairments of long-lived assets and lease termination costs in the amount of $11.4 million and $8.4 million, respectively, for the three months ended March 31, 2014.
(3)	“Adjusted EBITDA” is a non-GAAP financial measure. Please read “—Non-GAAP Financial Measure.”

Non-GAAP Financial Measure

“Adjusted EBITDA” is a non-GAAP financial measure that we define as net income before interest expense, income tax expense, depreciation and amortization, as further adjusted to add back impairments and gain or loss on sale of property and equipment. “Adjusted EBITDA,” as used and defined by us, may not be comparable to similarly titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. However, our management used Adjusted EBITDA to evaluate our performance and liquidity and believes Adjusted EBITDA may be useful to an investor in evaluating our operating performance and liquidity because this measure:

•	is widely used by investors in the oilfield services industry to measure a company’s operating performance without regard to items excluded from the calculation of such measure, which can vary substantially from company to company depending upon accounting methods, book value of assets, capital structure and the method by which assets were acquired, among other factors;

•	is a financial measurement that is used by rating agencies, lenders and other parties to evaluate our creditworthiness; and

•	is used by our management for various purposes, including as a measure of performance of our operating entities and as a basis for strategic planning and forecasting.

There are significant limitations to using Adjusted EBITDA as a measure of performance, including the inability to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss. Additionally, because Adjusted EBITDA excludes some, but not all, items that affect net income and is defined differently by different companies in our industry, our definition of Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

For our consolidated results, the following tables present a reconciliation of the non-GAAP financial measure of Adjusted EBITDA to the GAAP financial measures of net income (loss) and cash flows from operations:

	Three Months Ended March 31,		Years Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(unaudited)
	(in thousands)
Net (loss) income	$(18,557)	$14,233	$(19,735)	$69,576	$27,690	$(16,609)	$(34,622)
Add:
Interest expense	14,692	14,010	56,786	53,548	48,802	38,795	22,650
Income tax (benefit) expense	(10,697)	9,999	(7,833)	46,877	26,279	(4,195)	(7,226)
Depreciation and amortization	72,465	70,112	289,591	231,322	175,790	103,339	70,124
Impairments	11,430	24	52,400	35,855	2,729	9	26,797
Losses (gains) on sales of equipment	977	374	(2,629)	2,025	(3,571)	(854)	(1,551)

Adjusted EBITDA(1)	$70,310	$108,752	$368,580	$439,203	$277,719	$120,485	$76,172

Net cash provided by operating activities	$54,582	$87,393	$337,071	$211,151	$240,046	$94,385	$26,523
Add:
Changes in assets and liabilities	(1,628)	6,714	(36,731)	168,775	(6,134)	(2,121)	33,896
Interest expense	14,692	14,010	56,786	53,548	48,802	38,795	22,650
Amortization of sale/leaseback gains	4,214	1,530	15,995	8,821	6,282	5,726	5,546
Amortization of deferred financing costs	(737)	(726)	(2,928)	(2,906)	(523)	—	—
Loss from equity investees	(917)	(119)	(958)	(361)	—	(2,243)	(164)
Provision for doubtful accounts	(83)	—	(436)	(310)	—	—	—
Stock-based compensation	(146)	(266)	—	—	(10,906)	(9,135)	(8,036)
Current tax expense	333	216	1,422	749	130	198	238
Other	—	—	(1,641)	(264)	22	(5,120)	(4,481)

Adjusted EBITDA	$70,310	$108,752	$368,580	$439,203	$277,719	$120,485	$76,172

(1)	Adjusted EBITDA was reduced by the effect of $9.1 million, $23.0 million, $76.9 million, $100.8 million, $105.6 million, $94.8 million and $94.1 million of rig rent expense associated with our lease of drilling rigs for the quarters ended March 31, 2014 and 2013 and the years ended December 31, 2013, 2012, 2011, 2010 and 2009, respectively. As of June 1, 2014, we have purchased all material active rigs that were subject to these lease arrangements. The remaining drilling rig lease arrangements relate to 11 idle rigs and 3 rigs that are not part of our long-term portfolio strategy. The leases for these rigs will expire by the end of 2014, after we expect to return the rigs to the owner.

For each of our operating segments, the following table presents a reconciliation of the Non-GAAP financial measure of Adjusted EBITDA to the GAAP financial measure of net income (loss).

	Three Months Ended March 31,		Years Ended December 31,
	2014	2013	2013	2012	2011
	(unaudited)
	(In thousands)
Drilling
Net (loss) income	$(2,359)	$4,557	$(17,378)	$26,428	$3,344
Interest expense	—	—	—	—	25,709
Income tax (benefit) expense	(1,329)	3,360	(8,982)	17,739	9,084
Depreciation and amortization	34,903	32,188	133,785	117,756	110,064
Impairments	11,223	24	49,186	28,766	68
Losses (gains) on sales of property and equipment	1,710	531	663	5,526	(2,438)

Adjusted EBITDA(1)	$44,148	$40,660	$157,274	$196,215	$145,831

(1)    Adjusted EBITDA was reduced by the effect of $9.1 million, $23.0 million, $76.9 million, $100.8 million and $105.6 million of rig rent expense associated with our lease of drilling rigs for the quarters ended March 31, 2014 and 2013 and the years ended December 31, 2013, 2012 and 2011, respectively.

Hydraulic Fracturing
Net income (loss)	$595	$18,589	$40,472	$51,123	$(7,868)
Interest expense	—	—	—	—	2,134
Income tax expense	610	11,420	26,752	31,500	(4,683)
Depreciation and amortization	18,109	15,896	69,507	26,491	1,210
Impairments	207	—	—	—	—
Losses on sales of property and equipment	—	18	—	43	—

Adjusted EBITDA	$19,521	$45,923	$136,731	$109,157	$(9,207)

Oilfield Rentals
Net (loss) income	$(2,136)	$2,035	$(1,001)	$16,595	$41,032
Interest expense	—	—	—	—	7,802
Income tax (benefit) expense	(1,237)	1,381	(1,543)	10,538	25,929
Depreciation and amortization	13,347	15,272	59,558	62,762	48,870
Impairments	—	—	1	6,929	2,633
(Gains) losses on sales of property and equipment	(742)	94	(1,146)	(3,579)	(761)

Adjusted EBITDA	$9,232	$18,782	$55,869	$93,245	$125,505

Oilfield Trucking
Net (loss) income	$(3,397)	$442	$2,706	$14,269	$(3,675)
Interest expense	—	—	—	—	3,952
Income tax (benefit) expense	(1,871)	584	2,849	9,744	(826)
Depreciation and amortization	5,929	6,555	25,870	23,523	14,442
Impairments	—	—	—	—	28
(Gains) losses on sales of property and equipment	(8)	(269)	(2,249)	35	(377)

Adjusted EBITDA	$653	$7,312	$29,176	$47,571	$13,544

SEVENTY SEVEN ENERGY INC.

UNAUDITED PRO FORMA FINANCIAL DATA

Introduction

The following unaudited pro forma combined financial statements are based upon the historical consolidated financial statements of Chesapeake Oilfield Operating, L.L.C. (“COO”), our predecessor and a wholly-owned subsidiary of Chesapeake Energy Corporation (“Chesapeake”).

The transactions that will be effected in connection with the spin-off include:

•	the transfer to Chesapeake by COO of its compression unit manufacturing business, its geosteering business and its crude hauling business or the proceeds from the sale of its crude hauling business to a third party;

•	the transfer to COO by Chesapeake of certain land and buildings, most of which are currently leased by COO;

•	the entrance into a new senior secured approximately $275.0 million revolving credit facility (the “New Credit Facility”) and a $400.0 million senior secured term loan (the “Term Loan”);

•	the use of proceeds from the New Credit Facility and Term Loan to fund the repayment in full of borrowings outstanding under the Existing Credit Facility;

•	the issuance of $500 million aggregate principal amount of new senior debt securities (the “New Senior Notes”);

•	the use of proceeds from the issuance of the New Senior Notes to fund a cash distribution to our immediate parent, COS Holdings, L.L.C. (“COSH”), to repay in full borrowings outstanding under the New Credit Facility and for general corporate purposes; and

•	the planned distribution by Chesapeake of approximately 47.6 million shares of SSE common stock to Chesapeake’s shareholders.

The unaudited pro forma combined balance sheet of SSE as of March 31, 2014 was derived from the unaudited balance sheet of COO as of March 31, 2014 and includes pro forma adjustments to give effect to the Transactions as if they had taken place on March 31, 2014.

The unaudited pro forma combined statement of operations of SSE for the three months ended March 31, 2014 was derived from the unaudited statement of operations of COO for the three months ended March 31, 2014. The unaudited pro forma combined statement of operations of SSE for the year ended December 31, 2013 was derived from the audited statement of operations of COO for the year ended December 31, 2013. The unaudited pro forma combined statement of operations for the three months ended March 31, 2014 and the year ended December 31, 2013 includes pro forma adjustments to give effect to the as described in Notes 2 and 3 to these unaudited pro forma financial statements, as if they had taken place on January 1, 2013.

The unaudited pro forma condensed combined financial statements do not reflect all of the costs of operating as a stand-alone company, including possible higher information technology, tax, accounting, treasury, legal, investor relations, insurance and other similar expenses associated with operating as a stand-alone company. Only costs that management has determined to be factually supportable and recurring are included as pro forma adjustments, including the items described above. Incremental costs and expenses associated with operating as a stand-alone company, which are not reflected in the accompanying pro forma condensed combined financial statements, are not expected to be material. We do not expect any net increase in our general and administrative expense as a result of being an independent public company. We have been subject to reporting obligations under the rules and regulations of the Securities and Exchange Commission since June 2013.

The pro forma adjustments are based on currently available information and certain estimates and assumptions; therefore, actual results will differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma combined financial statements.

The unaudited pro forma combined financial statements should be read in conjunction with the accompanying notes, as well as COO’s historical consolidated financial statements and accompanying notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors” and “Selected Historical Financial Data,” included elsewhere in this information statement.

The unaudited pro forma combined financial statements are presented for illustrative purposes only and may not necessarily be indicative of what our actual financial conditions or results of operations would have been if the transactions had taken place on the dates indicated, nor are they indicative of future results.

SEVENTY SEVEN ENERGY INC.

UNAUDITED PRO FORMA BALANCE SHEET

AS OF MARCH 31, 2014

	COO Historical	Formation Transactions (Note 2)	COO Pro Forma	Spin-off Transactions (Note 3)		SSE Pro Forma as Adjusted
	(in thousands)
Assets:
Current Assets:
Cash	$3,291	$—	$3,291	$29,594	(e), (f), (g) (h)	$32,885
Accounts receivable	68,386	(11,034)	57,352	—		57,352
Affiliate accounts receivable	314,987	(25,653)	289,334	—		289,334
Inventory	47,979	(23,773)	24,206	—		24,206
Deferred income tax asset	4,879	(351)	4,528	—		4,528
Prepaid expenses and other	17,063	(168)	16,895	—		16,895

Total Current Assets	456,585	(60,979)	395,606	29,594		425,200

Property and Equipment:
Property and equipment, at cost	2,283,493	206,936	2,490,429	—		2,490,429
Less: accumulated depreciation	(814,548)	(17,191)	(831,739)	—		(831,739)
Property and equipment held for sale, net	58,302	(17,948)	40,354	—		40,354

Total Property and Equipment, Net	1,527,247	171,797	1,699,044	—		1,699,044

Other Assets:
Investments	12,405	—	12,405	—		12,405
Goodwill	42,447	(15,013)	27,434	—		27,434
Intangible assets, net	6,441	—	6,441	—		6,441
Deferred financing costs	13,343	—	13,343	12,360	(e), (f), (g), (o)	25,703
Other long-term assets	4,622	—	4,622	—		4,622

Total Other Assets	79,258	(15,013)	64,245	12,360		76,605

Total Assets	$2,063,090	$95,805	$2,158,895	$41,954		$2,200,849

Liabilities and Equity:
Current Liabilities:
Accounts payable	$28,593	$(1,099)	27,494	—		27,494
Affiliate accounts payable	43,430	(6,376)	37,054	—		37,054
Other current liabilities	211,728	(14,660)	197,068	(1,755	)(i)	195,313

Total Current Liabilities	283,751	(22,135)	261,616	(1,755)		259,861

Long-Term Liabilities:
Deferred income tax liabilities	133,929	31,883	165,812	(17,510	)(i)	148,302
2019 Notes	650,000	—	650,000	—		650,000
New senior notes	—	—	—	500,000	(e)	500,000
Term loan	—	—	—	400,000	(f)	400,000
New credit facility	—	—	—	—	(g)	—
Existing credit facility	464,300	—	464,300	(464,300	)(h)	—
Other long-term liabilities	2,475	—	2,475	—		2,475

Total Long-Term Liabilities	1,250,704	31,883	1,282,587	418,190		1,700,777

Commitments and Contingencies
Common stock	—	—	—	476	(j)	476
Paid-in capital	—	—	—	239,735	(j)	239,735
Owner’s Equity	528,635	86,057	614,692	(614,692	)(h), (i), (j)	—

Total Owner’s Equity/Stockholders’ Equity	528,635	86,057	614,692	(374,481)		240,211

Total Liabilities and Equity	$2,063,090	$95,805	$2,158,895	$41,954		$2,200,849

SEVENTY SEVEN ENERGY INC.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2014

	COO Historical	Formation Transactions (Note 2)		COO Pro Forma	Spin-off Transactions (Note 3)		SSE Pro Forma as Adjusted
	(in thousands)
Revenues:
Total Revenues	$509,710	$(50,705	)(a)	$459,005	$—		$459,005
Operating Expenses:
Operating costs	409,589	(46,457	)(a),(c)	363,132	—		363,132
Depreciation and amortization	72,465	74	(b)	72,539	—		72,539
General and administrative	20,887	(1,979	)(a)	18,908	—		18,908
Losses on sales of property and equipment	977	2	(a)	979	—		979
Impairments and other	19,808	—		19,808	—		19,808

Total Operating Expenses	523,726	(48,360)		475,366	—		475,366

Operating Loss	(14,016)	(2,345)		(16,361)	—		(16,361)

Other Income (Expense):
Interest expense	(14,692)	—		(14,692)	(8,884	)(k), (l), (m), (n)	(23,576)
Loss from equity investees	(917)	—		(917)	—		(917)
Other income	371	(41	)(a)	330	—		330

Total Other Expense	(15,238)	(41)		(15,279)	(8,884)		(24,163)

Loss Before Income Taxes	(29,254)	(2,386)		(31,640)	(8,884)		(40,524)
Income Tax Benefit	(10,697)	(882	)(a),(d)	(11,579)	(3,287	)(p)	(14,866)

Net Loss	$(18,557)	$(1,504)		$(20,061)	$(5,597)		$(25,658)

Pro Forma Earnings per Share:
Basic							$(0.54	)(q)
Diluted							$(0.54	)(q)

Weighted Average Shares Used in Calculating Pro Forma Earnings per Share:
Basic							47.6	(q)
Diluted							47.6	(q)

SEVENTY SEVEN ENERGY INC.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2013

	COO Historical	Formation Transactions		COO Pro Forma	Spin-off Transactions (Note 3)		SSE Pro Forma as Adjusted
	(in thousands)
Revenues:
Total Revenues	$2,188,205	$(213,383	)(a)	$1,974,822	$—		$1,974,822
Operating Expenses:				—
Operating costs	1,717,709	(187,643	)(a), (c)	1,530,066	—		1,530,066
Depreciation and amortization	289,591	(90	)(b)	289,501	—		289,501
General and administrative	80,354	(5,343	)(a)	75,011	—		75,011
Gains on sales of property and equipment	(2,629)	46	(a)	(2,583)	—		(2,583)
Impairments and other	74,762	—		74,762	—		74,762

Total Operating Expenses	2,159,787	(193,030)		1,966,757	—		1,966,757

Operating Income	28,418	(20,353)		8,065	—		8,065

Other Income (Expense):
Interest expense	(56,786)	—		(56,786)	(37,148)(k), (l), (m), (n)		(93,934)
(Loss) income from equity investees	(958)	1,117	(a)	159	—		159
Other income	1,758	(137	)(a)	1,621	—		1,621

Total Other Expense	(55,986)	980		(55,006)	(37,148)		(92,154)

Loss Before Income Taxes	(27,568)	(19,373)		(46,941)	(37,148)		(84,089)
Income Tax Benefit	(7,833)	(7,672	)(a), (d)	(15,505)	(13,745	)(p)	(29,250)

Net Loss	$(19,735)	$(11,701)		$(31,436)	$(23,403)		$(54,839)

Pro Forma Earnings per Share:
Basic							$(1.15	)(q)
Diluted							$(1.15	)(q)

Weighted Average Shares Used in Calculating Pro Forma Earnings per Share:
Basic							47.6	(q)
Diluted							47.6	(q)

SEVENTY SEVEN ENERGY INC.

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1.	Basis of Presentation

The historical financial information of COO included in these unaudited pro forma financial statements of SSE is derived from the consolidated financial statements of COO. The pro forma adjustments in these unaudited pro forma financial statements of SSE have been prepared (a) in the case of the pro forma combined balance sheet, as if the Transactions had taken place on March 31, 2014, (b) in the case of the pro forma combined statements of operations for the three months ended March 31, 2014 and the year ended December 31, 2013, as if the Transactions had taken place on January 1, 2013.

The pro forma adjustments are based on currently available information and certain estimates and assumptions; therefore, the actual effects of these transactions will differ from the pro forma adjustments. A general description of these transactions and adjustments is provided as follows.

2.	Transactions

a)	Reflects the distribution of certain businesses by COO to Chesapeake and the receipt of certain assets from Chesapeake prior to the spin-off, including:

•	the transfer to Chesapeake of COO’s compression unit manufacturing business (“Compression”), which includes property and equipment, at cost of approximately $2.8 million and accumulated depreciation of approximately $1.9 million as of March 31, 2014;

•	the transfer to Chesapeake of COO’s geosteering business (“Geosteering”);

•	the transfer to Chesapeake of the assets constituting COO’s crude oil hauling business (“Crude Hauling”), which includes property and equipment held for sale of approximately $17.9 million as of March 31, 2014, or the proceeds from the sale of Crude Hauling to a third party; and

•	the transfer to COO of certain land and buildings, most of which COO currently leases from Chesapeake (the “Transferred Property”), which includes property and equipment, at cost of approximately $209.7 million and accumulated depreciation of $19.1 million as of March 31, 2014.

b)	Reflects additional depreciation expense of approximately $1.2 million and $4.9 million for the three months ended March 31, 2014 and the year ended December 31, 2013, respectively, associated with the Transferred Property and the elimination of historical depreciation expense of approximately $0.1 million and $1.0 million attributable to Compression and Crude Hauling, respectively, for the three months ended March 31, 2014 and $0.5 million and $4.5 million for the year ended December 31, 2013, respectively.

c)	Reflects the elimination of historical rental expense of approximately $4.1 million and $16.4 million for the three months ended March 31, 2014 and the year ended December 31, 2013, respectively, associated with the Transferred Property and the elimination of historical operating costs of approximately $28.0 million, $1.7 million and $12.8 million attributable to Compression, Geosteering and Crude Hauling for the three months ended March 31, 2014 and $121.8 million, $5.4 million and $44.1 million for the year ended December 31, 2013, respectively.

d)	Reflects the income tax impacts of the adjustments described in (b) and (c) above. This also reflects the elimination of historical income tax expense (benefit) of approximately ($2.4) million, ($0.1) million and $0.6 million attributable to Compression, Geosteering and Crude Hauling for the three months ended March 31, 2014, respectively, and ($7.0) million, ($1.2) million and ($3.7) million for the year ended December 31, 2013, respectively.

3.	Spin-Off Transactions

e)	We intend to issue approximately $500.0 million of senior notes in connection with and prior to our spin-off from Chesapeake. We expect to receive net proceeds of $493.1 million, after deducting estimated fees and expenses of $6.9 million.

f)	We intend to enter into the $400.0 million Term Loan in connection with and prior to our spin-off from Chesapeake. We expect to receive net proceeds of $393.3 million, after deducting estimated fees and expenses of $6.7 million.

g)	We intend to enter into the approximately $275.0 million New Credit Facility in connection with and prior to our spin-off from Chesapeake. We currently don’t anticipate having any borrowings outstanding under the New Credit Facility at the time of the spin-off. We expect to incur approximately $1.5 million in fees and expenses.

h)	Reflects the use of proceeds from indebtedness incurred in connection with the spin-off for repayment of $464.3 million in outstanding indebtedness under the Existing Credit Facility and payment of a one-time dividend of $391.0 million to COSH prior to the spin-off.

i)	Reflects the certain tax attributes, including net operating losses generated by COO’s business, to which COO will not be entitled after the spin-off under the tax sharing agreement.

j)	Reflects the expected distribution by Chesapeake of approximately 47.6 million shares of SSE common stock to holders of Chesapeake common stock in the spin-off and the elimination of Chesapeake’s investment in SSE to common stock in an amount equal to the aggregate par value of the SSE shares distributed in the spin-off, and the remainder to paid-in-capital. The number of shares of SSE common stock to be distributed is based on the number of shares of Chesapeake common stock outstanding on June 1, 2014. The actual record date for the distribution is June 19, 2014.

k)	Reflects the elimination of historical interest expense, including amortization of deferred finance costs, in the amount of $3.5 million and $12.5 million for the three months ended March 31, 2014 and the year ended December 31, 2013, respectively, based on the repayment in full of our Existing Credit Facility.

l)	Reflects interest expense of $8.1 million and $32.5 million for the three months ended March 31, 2014 and the year ended December 31, 2013, respectively, associated with the New Senior Notes based on an interest rate of 6.50%.

m)	Reflects interest expense of $3.8 million and $15.0 million for the three months ended March 31, 2014 and the year ended December 31, 2013, respectively, associated with the Term Loan based on an expected interest rate of 3.75%. A 1⁄8 variance in such rate would result in interest expense of $0.1 million and $0.5 million for the three months ended March 31, 2014 and the year ended December 31, 2014, respectively.

n)	Reflects the amortization of deferred finance costs in the amount of $0.5 million and $2.1 million for the three months ended March 31, 2014 and the year ended December 31, 2013, respectively. Deferred costs are being amortized over the respective terms of the New Senior Notes, Term Loan and New Credit Facility.

o)	Reflects the write off of the remaining deferred finance costs attributable to the Existing Credit Facility in the amount of $2.8 million as of March 31, 2014 for our unaudited pro forma combined balance sheet.

p)	Reflects the income tax impacts of the adjustments described in (k), (l), (m) and (n) above.

q)	Pro forma earnings per common share is derived based upon the number of SSE shares of common stock assumed to be outstanding on the distribution date of 47.6 million. This is based on a distribution ratio of one share of SSE common stock for every fourteen shares of common stock of Chesapeake outstanding.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of our predecessor, Chesapeake Oilfield Operating, L.L.C., relate to the years ended December 31, 2013, 2012 and 2011, along with the three months ended March 31, 2014 (the “Current Quarter”) and the three months ended March 31, 2013 (the “Prior Quarter”), and should be read in conjunction with the consolidated financial statements and accompanying notes and the unaudited pro forma financial statements and accompanying notes appearing elsewhere in this information statement.

The Spin-off

On June 9, 2014, Chesapeake announced that its board of directors had approved moving forward with plans to separate its Oilfield Services business from it, including through a spin-off that is expected to be completed in accordance with a master separation agreement between Chesapeake and us. The spin-off is intended to be tax-free to us and our initial shareholders for U.S. federal income tax purposes (other than with respect to any cash received in lieu of fractional shares). On June 30, 2014, Chesapeake intends to distribute, on a pro rata basis, all of the 47.6 million shares of our common stock to the Chesapeake shareholders as of June 19, 2014, the record date for the spin-off. Upon completion of the spin-off, Chesapeake and we will each be independent, publicly traded companies and will have separate public ownership, boards of directors and management. The spin-off is, among other things, subject to the satisfaction of the conditions described under “The Spin-Off—Spin-Off Conditions and Termination.” See the discussion of the spin-off under the heading “The Spin-Off” included in this information statement for further details.

Comparability of Historical Results

The historical results discussed in this section are those of Chesapeake Oilfield Operating, L.L.C., which is our predecessor. These financial statements do not purport to reflect what the results of operations, financial position, equity or cash flows would have been had we operated as an independent public company during the periods presented and do not give effect to the Transactions. For a detailed description of the basis of presentation and an understanding of the limitations of the predictive value of the historical financial statements, please read Notes 1 and 2 in our predecessor’s audited consolidated financial statements and Note 1 in our predecessor’s unaudited consolidated financial statements included elsewhere in this information statement.

In particular, the historical results discussed in this section do not give effect to the following transactions which will impact our results of operations:

•	the entrance into the Term Loan and the New Credit Facility, the incurrence of borrowings thereunder to fund the repayment in full of borrowings outstanding under the Existing Credit Facility and the termination of the Existing Credit Facility;

•	the transfer to Chesapeake by us of our compression unit manufacturing business, geosteering business and crude hauling business (or the proceeds from the sale of the crude hauling business);

•	the transfer to us by Chesapeake of certain land and buildings used in our business, most of which are currently leased by us;

•	the issuance of the New Senior Notes and the use of proceeds therefrom to make a cash distribution to COSH, to repay all outstanding indebtedness under our New Credit Facility and for general corporate purposes;

•	our purchase of all of the drilling rigs that we historically leased from Chesapeake;

•	the amendment and termination of commercial agreements between Chesapeake and us and our entrance into ancillary agreements relating to the spin-off. Please read “Certain Relationships and Related Transactions”; and

•	the potential increase in our cash requirements as an independent public company, including tax obligations and incremental public company expenses.

Executive Summary

Oilfield services companies provide services and equipment that are used by E&P companies in connection with the exploration for, and the development and production of, hydrocarbons. We are a diversified oilfield services company that provides a wide range of wellsite services to U.S. land-based E&P customers operating in unconventional resource plays. We offer services and equipment that are strategic to our customers’ oil and natural gas operations. Our services include drilling, hydraulic fracturing, oilfield rentals, rig relocation and water transport and disposal. Our operations are geographically diversified across many of the most active oil and natural gas plays in the onshore United States, including the Anadarko and Permian Basins and the Barnett, Eagle Ford, Haynesville, Marcellus, Niobrara and Utica Shales.

Since we commenced operations in 2001, we have actively grown our business and modernized our asset base. As of June 1, 2014, our marketed fleet consisted of 20 Tier 1 rigs, including 10 proprietary PeakeRigs, 57 Tier 2 rigs and 9 Tier 3 rigs. As of June 1, 2014, we also owned (a) nine hydraulic fracturing fleets with an aggregate of 360,000 horsepower; (b) a diversified oilfield rentals business; and (c) an oilfield trucking fleet consisting of 260 rig relocation trucks, 67 cranes and forklifts used in the movement of drilling rigs and other heavy equipment and 145 water transport trucks. We continue to modernize our asset base and are building 16 additional PeakeRigs.

Industry Overview

Overview. Oilfield services companies provide services that are used by E&P companies in connection with the exploration for, and the development and production of, hydrocarbons. Demand for domestic onshore oilfield services is a function of the willingness of E&P companies to make capital and operating expenditures to explore for, develop and produce hydrocarbons. When oil or natural gas prices increase, E&P companies generally increase their capital expenditures, resulting in greater revenues and profits for oilfield services companies. Likewise, significant decreases in the prices of those commodities typically lead E&P companies to reduce their capital expenditures, which lowers demand for oilfield services.

Commodity Prices. One of the most significant determinants of current and future spending levels of our customers are oil and natural gas prices. Since 2011, WTI oil prices, which generally influence customer spending in North America, ranged from a high of $110 per barrel in April 2011 to a low of $87 per barrel in June 2012. The International Energy Agency’s January 2014 “Oil Market Report” forecasts a 1% increase in global petroleum demand from 2013 levels. Based on NYMEX Strip prices as of May 30, 2014, the average WTI price for 2014 is projected to be $100.45 per barrel. Since 2011, Henry Hub natural gas prices in the United States ranged from a high of $5.97 per Mcf in February 2014 to a low of $1.94 per Mcf in April 2012. Based on NYMEX Strip prices as of May 30, 2014, the average Henry Hub price for 2014 is projected to be $4.82 per Mcf.

Drilling Activity. In response to low natural gas prices in recent years, a number of E&P companies, including Chesapeake, reduced dry natural gas drilling and redirected their activities and capital toward currently more economical liquids-rich plays. Liquids-rich plays are those that are characterized by production of predominantly oil and natural gas liquids (NGL) such as ethane, propane, butane and iso-butane, which are used as energy sources and manufacturing feedstocks. NGL prices have historically been highly correlated with oil prices rather than natural gas prices, although they have decoupled recently due to increased NGL production. The proportion of rigs in the U.S. drilling for oil versus natural gas has also increased steadily over the past few years and, in April 2011, for the first time since 1993, the number of rigs drilling for oil surpassed the number of rigs drilling for natural gas. Currently, the number of rigs drilling for oil outnumber those drilling for natural gas four to one.

Ongoing Development of Existing and Emerging Unconventional Resource Basins. Over the past decade, E&P companies have focused on exploiting the vast resource potential available across many of North America’s unconventional resource plays through the application of horizontal drilling and completion technologies, including multi-stage hydraulic fracturing. We believe long-term capital for the continued development of these basins will be provided by large well-capitalized domestic oil and gas companies that have made significant investments, as well as international oil and gas companies, that continue to make significant capital commitments through both direct investments and joint ventures. We believe recent investments by large, well-capitalized companies in large-scale unconventional resource plays indicate a long-term commitment to such development.

Increased Horizontal Drilling, Drilling Efficiencies and Service Intensity in Unconventional Basins. Oilfield service providers have benefited from aggressive unconventional resource development in the U.S., which has driven both increased horizontal drilling and efficiency improvements. In addition the horizontal rig count rose from 570 as of January 1, 2010 to 1,251 as of May 30, 2014. According to Baker Hughes, the average number of wells drilled per rig increased from 4.71 during the first quarter of 2012 to 5.14 during the first quarter of 2014 down from 5.34 in the fourth quarter of 2013 due in part to weather conditions. Furthermore, operators have increased the number of fracturing stages completed per well in a given period. For example, according to Wood Mackenzie, in the Eagle Ford Shale, the average number of stages per well has increased from approximately 15 in 2011 to approximately 21 in 2013. We believe that this increase in horizontal rig count, the number of wells drilled and the number of stages per well are indicators of increased demand for our services.

The following charts show the aggregate number of horizontal and vertical rigs and average number of wells drilled per rig in the United States from 2010 through the first quarter of 2014.

Trend Towards “Factory-Style” Development for Large Scale Unconventional Resource Plays. Advances in horizontal drilling, hydraulic fracturing and multi-well pad development have contributed to the growth in U.S. production while increasing service intensity at the well site. In an effort to improve well recoveries and achieve efficiencies of scale, operators are standardizing their approach to unconventional resource development. This approach involves adopting the consistent application of modern drilling and completion equipment and techniques and the seamless integration of well-site services and techniques. One of the largest drivers of increased efficiencies is the application of multi-well pad drilling where specialized rigs drill a series of wells on a centralized location. Through this consistent “factory-style” approach to development, producers have achieved increased drilling and completion efficiencies while reducing time-based costs and achieving benefits of scale. Oilfield service companies which provide integrated end-to-end solutions are uniquely positioned to benefit as producers continue to transition to this approach.

How We Generate Our Revenues

We currently derive a majority of our revenues from providing oilfield services and equipment to Chesapeake and its working interest partners. To the extent that Chesapeake shares the costs of our services with its working interest partners, it seeks separate reimbursement of such shared costs through a joint interest billing. In addition, we perform work for third-party customers. Pursuant to our Master Services Agreement with Chesapeake, we provide drilling and other services and supply equipment to Chesapeake. The Master Services Agreement contains general terms and provisions, specifies payment terms, audit rights and insurance requirements and allocates certain operational risks through indemnity and similar provisions. The specific terms of each drilling services request are typically provided pursuant to drilling contracts on a well-by-well basis or for a term of a certain number of days or wells. The specific terms of each request for other services are typically set forth in a field ticket or purchase or work order. The rates for the services we provide Chesapeake are market-based. A brief description of the ways in which we are compensated for the services we provide appears below.

Drilling Segment. As of March 31, 2014, all of our drilling contracts were rig-specific daywork contracts. A rig-specific daywork contract generally provides for a basic rate per day when drilling (the dayrate for our providing a rig and crew) and for lower rates when the rig is moving between locations, or when drilling operations are interrupted or restricted by equipment breakdowns, adverse weather conditions or other certain conditions beyond our control. In addition, daywork contracts may provide for a lump-sum fee for the mobilization and demobilization of the rig, which in most cases approximates our incurred costs. We expect that all of our future contracts with Chesapeake and third parties will be daywork contracts. Under the Services Agreement, Chesapeake guarantees that it will operate, on a daywork basis at market-based rates, the lesser of 75 of our drilling rigs or 80% of our operational drilling rig fleet, each referred to as a “committed rig,” subject to reduction for each of our drilling rigs that is operated by a third-party customer. In the event Chesapeake does not meet its rig commitment, it is required to pay us a non-utilization fee. For each day that a committed rig is not operated, Chesapeake is required to pay us our average daily operating cost for our operating drilling rigs for the preceding 30 days, plus 20%, and in no event less than $6,600 per day; however, there is no assurance that any such non-utilization fee would equal or exceed the amount of revenues we could generate or the margins we could realize through normal operations. We recorded $2.4 million in revenues for non-utilization fees pursuant to the agreement for the year ended December 31, 2013. We did not record any revenues for non-utilization for the Current Quarter. We did not record any revenues for non-utilization for the years ended December 31, 2012 and 2011. In connection with the spin-off, we intend to terminate the Services Agreement and enter into rig-specific daywork Drilling Contracts similar to those we currently use for unaffiliated customers. Please read “Relationship with Chesapeake After the Spin-Off—Agreements Between Chesapeake and Us—Drilling Contracts.”

Hydraulic Fracturing Segment. We are generally compensated based on the number of fracturing stages we complete, and we recognize revenue upon the completion of each fracturing stage. We typically complete one or more fracturing stages per day during the course of a job. A stage is considered complete when the customer requests that pumping discontinue for that stage. Invoices typically include a lump sum equipment charge determined by the rate per stage that each contract specifies and product charges for sand, chemicals and other products actually consumed during the course of providing our services. Under the Services Agreement, Chesapeake guarantees that each month it will utilize a number of our operational hydraulic fracturing fleets, up to a maximum of 13 fleets, to complete a minimum aggregate number of fracturing stages equal to 25 stages per month at market-based rates, times the average number of our operational hydraulic fracturing fleets during such month, each referred to as a “committed stage,” subject to reduction for each stage that we perform for a third-party customer during such month. In the event Chesapeake does not meet its stage commitment, it is required to pay us a non-utilization fee equal to $40,000 for each committed stage not performed; however, there is no assurance that any such non-utilization fee would equal or exceed the amount of revenues we could generate or the margins we could realize through normal operations. We did not receive any non-utilization fees pursuant to the agreement for the Current Quarter or for the years ended December 31, 2013, 2012 and 2011. In connection with the spin-off, we intend to terminate the Services Agreement and enter into the New Services Agreements with Chesapeake. Please read “Relationship with Chesapeake After the Spin-Off—Agreements Between Chesapeake and Us—New Services Agreements.”

Oilfield Rentals Segment. We rent many types of oilfield equipment to Chesapeake and third parties, including drill pipe, drill collars, tubing, blowout preventers, frac tanks, mud tanks and environmental containment. We also provide air drilling, flowback services and services associated with the transfer of water to the wellsite for well completions. We price our rentals and services based on the type of equipment being rented and the services being performed. Substantially all rental revenue we earn is based upon a charge for the actual period of time the rental is provided to our customer on a market-based fixed per-day or per-hour fee.

Oilfield Trucking Segment. We derive substantially all our oilfield trucking revenues from rig relocation and logistics services and fluid handling services. We price these services by the hour and volume and recognize revenue as services are performed.

The Costs of Conducting Our Business

The principal expenses involved in conducting our business are labor costs, the costs of maintaining and repairing our equipment, rig lease expenses and product and material costs. We also plan to make expenditures for equipment acquisitions and are required to make expenditures to service our debt. As of June 1, 2014, we had purchased all of our material active rigs that were subject to these lease arrangements. The remaining drilling rig lease arrangements relate to 11 idle rigs and 3 rigs that are not part of our long-term portfolio strategy. The leases for these rigs will expire by the end of 2014, after which we expect to return the rigs to the owner. See “Certain Relationships and Related Transactions—Agreements Between Chesapeake and

Us—Drilling Rig Lease Arrangement.”

We have agreements with Chesapeake pursuant to which Chesapeake allocates certain expenses to us. Under the Administrative Services Agreement, in return for the general and administrative services provided by Chesapeake, we have historically reimbursed Chesapeake on a monthly basis for the overhead expenses incurred by Chesapeake on our behalf in accordance with its current allocation policy, which includes actual out-of-pocket fees, costs and expenses incurred in connection with the provision of any of the services under the agreement, including the wages and benefits of Chesapeake employees who performed services on our behalf. In connection with the spin-off, we will enter into the Transition Services Agreement. Please read “Relationship with Chesapeake After the Spin-Off—Agreements Between Chesapeake and Us—Transition Services Agreement.”

Under our facilities lease agreement with Chesapeake, in return for the use of certain yards and other physical facilities out of which we conduct our operations, we have paid rent and our proportionate share of maintenance, operating expenses, taxes and insurance to Chesapeake on a monthly basis. Pursuant to the Transactions, we will acquire the physical facilities subject to the facilities lease agreement and will terminate the facilities lease agreement. See “Certain Relationships and Related Transactions.”

How We Evaluate Our Operations

Our management team uses a variety of tools to monitor and manage our operations in the following five areas: (a) Adjusted EBITDA, (b) Segment Gross Margin, (c) equipment maintenance performance, (d) customer satisfaction, (e) asset utilization, and (f) safety performance.

Adjusted EBITDA. A key financial and operating measurement that our management uses to analyze and monitor the operating performance of our business is Adjusted EBITDA, which consists of net income before interest, income taxes, depreciation and amortization, as further adjusted to add back gain or loss on sale of property and equipment and impairments. Our management uses Adjusted EBITDA to evaluate our performance and liquidity and believes Adjusted EBITDA is useful to investors in evaluating our operating performance and liquidity. Adjusted EBITDA includes $9.1 million, $23.0 million, $76.9 million, $100.8 million and $105.6 million of rig rent expense associated with our lease of drilling rigs for the quarters ended March 31, 2014 and 2013 and the years ended December 31, 2013, 2012 and 2011, respectively. For additional information about this measure and a reconciliation of our Adjusted EBITDA to our net income and net cash provided by operating activities, the most directly comparable GAAP financial measures, see “Selected Historical Financial Data—Non-GAAP Financial Measure.” The table below shows our Adjusted EBITDA for the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013, 2012 and 2011.

	Three Months Ended March 31,		Years Ended December 31,
	(unaudited) (in thousands)
	2014	2013	2013	2012	2011
Adjusted EBITDA	$70,310	$108,752	$368,580	$439,203	$277,719

In addition, in evaluating current operating performance and future cash flow prospects for our business, our management calculates EBITDA before drilling rig lease expense. This metric is also used by our lenders in two of the three financial ratio covenants in our Existing Credit Facility and by analysts in evaluating our performance as compared to our peers. As discussed above under “—The Costs of Conducting Our Business,” as of June 1, 2014, we had purchased all of the our material active rigs that were subject to these lease arrangements. The remaining drilling rig lease arrangements relate to 11 idle rigs and 3 rigs that are not part of our long-term portfolio strategy. The leases for these rigs will expire by the end of 2014, after which we expect to return the rigs to the owner. After giving effect to the elimination of these drilling rig lease arrangements, pro forma Adjusted EBITDA would have been $79.4 million, $131.7 million, $445.5 million, $540.0 million and $383.3 million for the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013, 2012 and 2011, respectively.

Segment Gross Margin. We define segment gross margin as segment revenues less segment operating costs. We view segment gross margin as one of our primary management tools for managing costs at the segment level and evaluating segment performance. Our management tracks segment gross margin both as an absolute amount and as a percentage of revenues compared to prior periods.

Equipment Maintenance Performance. Equipment reliability (“uptime”) is an important factor to the success of our business. Uptime is beneficially impacted through preventive maintenance on our equipment. We have formal preventive maintenance procedures which are regularly monitored for compliance. Further, management monitors maintenance expenses as a percentage of revenue. This metric provides a leading indicator with respect to the execution of preventive maintenance and ensures that equipment reliability issues do not negatively impact operational uptime.

Customer Satisfaction. Upon completion of many of our services, we encourage our customers to provide feedback on the services provided. The evaluation of our performance is based on various criteria and our customer comments are indicative of their overall satisfaction level. This feedback provides us with the necessary information to reinforce positive performance and remedy negative issues and trends.

Asset Utilization. By consistently monitoring our operations’ activity levels, pricing and relative performance of each of our rigs and fleets, we can more efficiently allocate our personnel and equipment to maximize revenue generation. We measure our activity levels by the total number of jobs completed by each of our drilling rigs and hydraulic fracturing fleets on a periodic basis. We also monitor the utilization rates of our drilling rigs. We define utilization of our drilling rigs as the number of rigs that have operated in the past 30 days divided by the number of rigs that have operated in the last 90 days. Our drilling rig utilization rate was 98%, 95%, 95%, 92% and 98% for the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013, 2012 and 2011, respectively. Following the spin-off, we expect the utilization rates of our other assets to correlate with our drilling rig utilization rates because the well drilling performed by our rigs creates demand for most of the other services we provide.

Safety Performance. Maintaining a strong safety record is a critical component of our operational success. We maintain a safety database that our management uses to identify negative trends in operational incidents so that appropriate measures can be taken to maintain and enhance our safety standards.

Results of Operations

Three Months Ended March 31, 2014 compared to Three Months Ended March 31, 2013

The following table sets forth our condensed consolidated statements of operations for the Current Quarter and Prior Quarter.

	Three Months Ended March 31,
	2014	2013
	(in thousands)
Revenues:
Revenues from Chesapeake	$430,835	$513,434
Revenues from third parties	78,875	30,453

Total Revenues	509,710	543,887

Operating Expenses:
Operating costs	409,589	415,049
Depreciation and amortization	72,465	70,112
General and administrative, including expenses from affiliates	20,887	20,491
Losses on sales of property and equipment	977	374
Impairments and other	19,808	24

Total Operating Expenses	523,726	506,050

Operating (Loss) Income	(14,016)	37,837

Other Income (Expense):
Interest expense	(14,692)	(14,010)
Loss from equity investees	(917)	(119)
Other income	371	524

Total Other Expense	(15,238)	(13,605)

(Loss) Income Before Income Taxes	(29,254)	24,232
Income Tax (Benefit) Expense	(10,697)	9,999

Net (Loss) Income	$(18,557)	$14,233

Revenues. For the Current Quarter and Prior Quarter, revenues were $509.7 million and $543.9 million, respectively. The $34.2 million decrease was primarily due to an overall reduction in drilling activity by Chesapeake and secondarily due to, pricing pressure for certain segments, partially offset by an increase in revenues from third parties. The majority of our revenues are derived from Chesapeake and its working interest partners. Our revenues for the Current Quarter and Prior Quarter are detailed below:

	Three Months Ended March 31,
	2014	2013
	(in thousands)
Drilling	$180,434	$185,373
Hydraulic fracturing	201,620	214,946
Oilfield rentals	35,942	47,513
Oilfield trucking	56,195	61,412
Other operations	35,519	34,643

Total	$509,710	$543,887

Operating Costs. Operating costs for the Current Quarter and Prior Quarter were $409.6 million and $415.0 million, respectively. The decrease in operating costs was due primarily to an overall reduction in drilling and completion activity by Chesapeake and a decrease in rig rent expense. As a percentage of revenues, operating costs were 80% and 76% for the Current Quarter and Prior Quarter, respectively. The increase in operating costs as a percentage of revenue was primarily attributable to lower utilization rates and pricing pressure for certain segments, which compressed margins. Our operating costs for the Current Quarter and Prior Quarter are detailed below:

	Three Months Ended March 31,
	2014	2013
	(in thousands)
Drilling	$124,460	$138,736
Hydraulic fracturing	177,012	168,047
Oilfield rentals	25,949	27,616
Oilfield trucking	53,614	51,102
Other operations	28,554	29,548

Total	$409,589	$415,049

Drilling

	Three Months Ended March 31,
	2014	2013
	($ in thousands)
Revenues	$180,434	$185,373
Operating costs	124,460	138,736

Gross margin	$55,974	$46,637

Revenue days(a)	7,036	6,819
Average revenue per revenue day(a)	$23,421	$24,002
Average operating costs per revenue day(a)	$15,590	$17,770
Average margin per revenue day(a)	$7,831	$6,232
Average rigs operating	80	77

(a)	These metrics exclude our drilling-related services including mudlogging and geosteering businesses.

Drilling revenues for the Current Quarter decreased $4.9 million, or 3%, from the Prior Quarter. This decrease was primarily due to a 2% reduction in average revenue per revenue day, partially offset by a 3% increase in revenue days. Revenues from third parties increased $30.1 million from the Prior Quarter to the Current Quarter to 29% of total segment revenues compared to 12% for the Prior Quarter.

Drilling operating costs for the Current Quarter decreased $14.3 million, or 10%, from the Prior Quarter. As a percentage of drilling revenues, drilling operating costs were 69% and 75% for the Current Quarter and the Prior Quarter, respectively. These decreases were primarily due to the purchase of 43 leased drilling rigs in 2013 and 2014, which resulted in a reduction of rig rent expense of $13.9 million from the Prior Quarter to the Current Quarter.

Hydraulic Fracturing

	Three Months Ended March 31,
	2014	2013
	($ in thousands)
Revenues	$201,620	$214,946
Operating costs	177,012	168,047

Gross margin	$24,608	$46,899

Stages completed	1,722	1,499
Average revenue per stage	$117,085	$143,393
Average operating costs per stage	$102,794	$112,106
Average margin per stage	$14,291	$31,287
Average fleets operating	9	8

Hydraulic fracturing revenues for the Current Quarter decreased $13.3 million, or 6%, from the Prior Quarter. This decrease was due to a 18% decrease in revenue per stage from the Prior Quarter to the Current Quarter, partially offset by a 15% increase in completed stages from the Prior Quarter to the Current Quarter. The decrease in revenue per stage was due primarily to pricing pressure.

Hydraulic fracturing operating costs for the Current Quarter increased $9.0 million, or 5% from the Prior Quarter, primarily due to a 15% increase in the number of completed stages. As a percentage of hydraulic fracturing revenues, hydraulic fracturing operating costs increased from 78% in the Prior Quarter to 88% in the Current Quarter. This increase was primarily attributable to pricing pressure for our hydraulic fracturing services and an increase in repairs and maintenance expense, which compressed margins. Revenue per stage decreased 18% from the Prior Quarter to the Current Quarter. As a percentage of hydraulic fracturing revenues, repairs and maintenance were 11% in the Current Quarter and 3% in the Prior Quarter.

Oilfield Rental

	Three Months Ended March 31,
	2014	2013
	(in thousands)
Revenues	$35,942	$47,513
Operating costs	25,949	27,616

Gross margin	$9,993	$19,897

Oilfield rental revenues for the Current Quarter decreased $11.6 million, or 24%, from the Prior Quarter. The decrease was primarily due to lower utilization as a result of Chesapeake’s reduction in drilling and completion activity and market pricing pressure for certain of our equipment. The utilization of our oilfield rental equipment has historically correlated with the level of Chesapeake’s drilling and completion activity.

Oilfield rental operating costs for the Current Quarter decreased $1.7 million, or 6%, from the Prior Quarter. The decrease was primarily due to an overall reduction in drilling and completion activity by Chesapeake which resulted in lower labor related costs, freight and inspection expenses. As a percentage of oilfield rental revenues, oilfield rental operating costs were 72% and 58% for the Current Quarter and Prior Quarter, respectively. The increase in oilfield rental operating costs as a percentage of oilfield rental revenues from the Prior Quarter to the Current Quarter was primarily attributable to pricing pressure for certain services, which compressed margins, and an increase in labor related costs. As a percentage of oilfield rental revenues, labor related costs were 34% and 26% in the Current Quarter and Prior Quarter, respectively.

Oilfield Trucking

	Three Months Ended March 31,
	2014	2013
	(in thousands)
Revenues	$56,195	$61,412
Operating costs	53,614	51,102

Gross margin	$2,581	$10,310

Oilfield trucking revenues for the Current Quarter decreased $5.2 million, or 8%, from the Prior Quarter. The decrease was primarily due to a reduction in revenues from our rig relocation services of $6.2 million from the Prior Quarter to the Current Quarter.

Oilfield trucking operating costs for the Current Quarter increased $2.5 million, or 5%, from the Prior Quarter. As a percentage of oilfield trucking revenue, oilfield trucking operating costs were 95% and 83% for the Current Quarter and Prior Quarter, respectively. The increase in operating costs as a percentage of revenue was primarily attributable to an increase in labor related costs due to higher wages in the competitive market for trucking labor. As a percentage of oilfield trucking revenues, labor related costs were 48% and 39% for the Current Quarter and Prior Quarter, respectively.

Other Operations

	Three Months Ended March 31,
	2014	2013
	(in thousands)
Revenues	$35,519	$34,643
Operating costs	28,554	29,548

Gross margin	$6,965	$5,095

Our other operations consist primarily of our natural gas compression unit and related oil and gas production equipment manufacturing business and corporate functions. For the Current Quarter, revenues from our other operations increased $0.9 million, or 3%, from the Prior Quarter. The increase in revenue from the Prior Quarter to the Current Quarter was primarily attributable to additional revenues from the sale of oil and gas production equipment of approximately $2.7 million.

For the Current Quarter, operating costs for our other operations decreased $1.0 million, or 3%, from the Prior Quarter. As a percentage of compression manufacturing revenues, compression manufacturing costs were 80% and 85% in the Current Quarter and Prior Quarter, respectively. The decrease in costs as a percentage of revenues was due to an increase in production of higher margin small natural gas compressors.

Other Financial Statement Items

Depreciation and Amortization. Depreciation and amortization for the Current Quarter and Prior Quarter was $72.5 million and $70.1 million, respectively. The increase reflects the additional investments in our asset base as a result of capital expenditures, primarily to purchase leased drilling rigs. As a percentage of revenues, depreciation and amortization expense was 14% and 13% for the Current Quarter and Prior Quarter, respectively.

General and Administrative Expenses. General and administrative expenses for the Current Quarter and Prior Quarter were $20.9 million and $20.5 million, respectively. We are allocated corporate overhead from Chesapeake which covers costs of functions such as legal, accounting, treasury, environmental safety, information technology and other corporate services. The administrative expense allocation is determined by multiplying revenues by a percentage determined by Chesapeake based on the estimated costs incurred on our behalf. These charges from Chesapeake were $12.8 million and $13.0 million for the Current Quarter and Prior Quarter, respectively. As a percentage of revenues, general and administrative expenses were 4% for the Current Quarter and Prior Quarter.

Losses on Sales of Property and Equipment. During the Current Quarter, we sold ancillary equipment that was not being utilized in our business for $6.4 million, net of selling expenses. During the Prior Quarter, we sold eight drilling rigs and ancillary equipment that was not being utilized in our business for $29.4 million. We recorded losses on sales of property and equipment of approximately $1.0 million and $0.4 million related to these asset sales during the Current Quarter and Prior Quarter, respectively

Impairments and Other. During the Current Quarter, we recognized $5.7 million of impairment charges for certain drilling rigs and spare equipment we had identified to sell as part of our broader strategy to divest of non-essential drilling rigs. We also identified certain drilling rigs during the Current Quarter that we deemed to be impaired based on our assessment of future demand and the suitability of the identified rigs in light of this demand. We recorded impairment charges of $5.4 million during the Current Quarter related to these drilling rigs. During the Current Quarter, we purchased 20 of our leased drilling rigs for approximately $76.9 million and paid lease termination costs of approximately $8.4 million.

We identified certain other property and equipment during the Current Quarter that we deemed to be impaired based on our assessment of the market value and expected future cash flows of the long-lived asset. We recorded impairment charges of $0.3 million during the Current Quarter related to these assets.

Interest Expense. Interest expense for the Current Quarter and Prior Quarter was $14.7 million and $14.0 million, respectively, related to borrowings under our Existing Credit Facility and 2019 Notes.

Loss from Equity Investees. Loss from equity investees was $0.9 million and $0.1 million for the Current Quarter and Prior Quarter, respectively, which was a result of our investments in Maalt and Big Star Crude Co., L.L.C. (“Big Star”).

Other Income. Other income was $0.4 million and $0.5 million for the Current Quarter and Prior Quarter, respectively.

Income Tax (Benefit) Expense. We recorded income tax (benefit) expense of ($10.7) million and $10.0 million for the Current Quarter and Prior Quarter, respectively. The $20.7 million increase in income tax benefit recorded for the Current Quarter was primarily the result of a decrease in net income before taxes of $53.5 million from the Prior Quarter to the Current Quarter. Our effective income tax rate for the Current Quarter and Prior Quarter was 37% and 41%, respectively. Our effective tax rate can fluctuate as a result of the impact of state income taxes and permanent differences.

Years Ended December 31, 2013, 2012 and 2011

The following table sets forth our consolidated statements of operations for the years ended December 31, 2013, 2012 and 2011.

	Years Ended December 31,
	2013	2012	2011
	(in thousands)
Revenues:
Revenues from Chesapeake	$1,960,256	$1,811,253	$1,226,420
Revenues from third parties	227,949	108,769	77,076

Total Revenues	2,188,205	1,920,022	1,303,496

Operating Expenses:
Operating costs	1,717,709	1,390,786	986,239
Depreciation and amortization	289,591	231,322	175,790
General and administrative, including expenses from affiliates	80,354	66,360	37,074
(Gains) losses on sales of property and equipment	(2,629)	2,025	(3,571)
Impairments and other	74,762	60,710	2,729

Total Operating Expenses	2,159,787	1,751,203	1,198,261

Operating Income	28,418	168,819	105,235

Other Income (Expense):
Interest expense	(56,786)	(53,548)	(48,802)
Loss from equity investees	(958)	(361)	—
Other income (loss)	1,758	1,543	(2,464)

Total Other Expense	(55,986)	(52,366)	(51,266)

(Loss) Income Before Income Taxes	(27,568)	116,453	53,969
Income Tax (Benefit) Expense	(7,833)	46,877	26,279

Net (Loss) Income	(19,735)	69,576	27,690

Less: Net Loss Attributable to Noncontrolling Interest	—	—	(154)

Net (Loss) Income Attributable to Chesapeake Oilfield Operating, L.L.C.	$(19,735)	$69,576	$27,844

Comparison of Years Ended December 31, 2013 and 2012

Revenues. For the years ended December 31, 2013 and 2012, revenues were $2.188 billion and $1.920 billion, respectively. The $268.2 million increase from 2012 to 2013 was primarily due to the growth of our hydraulic fracturing business, which resulted in an increase in hydraulic fracturing revenues of approximately $482.6 million, partially offset by decreases in revenues of $174.4 million and $74.2 million for our drilling and oilfield rental segments, respectively. The growth in hydraulic fracturing revenues was due to an increase in the number of stages completed from 2,806 in 2012 to 7,124 in 2013. The decrease in revenues for our drilling and oilfield rental segments was due primarily to an overall reduction in drilling activity by Chesapeake and secondarily, a decrease in the size of our drilling rig fleet and market pricing pressure for our oilfield rentals segment, partially offset by an increase in revenues from third parties. The majority of our revenues are derived from Chesapeake and its working interest partners. Our revenues for the years ended December 31, 2013 and 2012 are detailed below:

	Years Ended December 31,
	2013	2012
	(in thousands)
Drilling	$740,812	$915,208
Hydraulic fracturing	897,809	415,168
Oilfield rentals	160,241	234,456
Oilfield trucking	244,380	226,161
Other operations	144,963	129,029

Total	$2,188,205	$1,920,022

Operating Costs. As a percentage of revenues, operating costs were 78% and 72% for the years ended December 31, 2013 and 2012, respectively. The increase in operating costs as a percentage of revenues from 2012 to 2013 was primarily attributable to lower utilization rates and pricing pressure for certain segments, which compressed margins. Operating costs for the years ended December 31, 2013 and 2012 were $1.718 billion and $1.391 billion, respectively. The increase in operating costs from 2012 to 2013 was due primarily to the growth of our hydraulic fracturing business, which resulted in an increase in hydraulic fracturing operating costs of approximately $437.4 million, partially offset by decreases in operating costs of $124.9 million for our drilling segment. The decrease in operating costs for our drilling segment was due primarily to an overall reduction in drilling and completion activity by Chesapeake and a decrease in the size of our drilling rig fleet. Our operating costs for the years ended December 31, 2013 and 2012 are detailed below:

	Years Ended December 31,
	2013	2012
	(in thousands)
Drilling	$543,279	$668,203
Hydraulic fracturing	740,439	303,079
Oilfield rentals	101,746	134,075
Oilfield trucking	207,692	173,327
Other operations	124,553	112,102

Total	$1,717,709	$1,390,786

Drilling

	Years Ended December 31,
	2013	2012
	($ in thousands)
Revenues	$740,812	$915,208
Operating costs	543,279	668,203

Gross margin	$197,533	$247,005

Revenue days(a)	28,040	35,249
Average revenue per revenue day(a)	$23,678	$23,645
Average operating costs per revenue day(a)	$17,000	$16,961
Average margin per revenue day(a)	$6,678	$6,684
Average rigs operating	80	98

(a)	These metrics exclude our drilling-related services including directional drilling, mudlogging and geosteering businesses.

Drilling revenues for the year ended December 31, 2013 decreased $174.4 million, or 19%, from the year ended December 31, 2012 primarily due to an overall reduction in drilling activity by Chesapeake and a reduction in the size of our drilling rig fleet. Our average number of operating drilling rigs decreased from 98 in 2012 to 80 in 2013, largely due to Chesapeake’s reduced drilling activity and the sale of 32 non-essential drilling rigs during 2012 and 2013 as part of our ongoing strategic positioning process. The 32% decrease in our revenues from Chesapeake was partially offset by an increase in revenues from third parties of $69.2 million from 2012 to 2013. Revenues from third parties increased to 20% of total segment revenues for 2013 compared to 9% for 2012.

Drilling operating costs for the year ended December 31, 2013 decreased $124.9 million, or 19%, from the year ended December 31, 2012. This decrease was primarily due to an overall reduction in drilling activity by Chesapeake and a decrease in the size of our drilling rig fleet. The decrease in our average number of operating rigs resulted in lower labor-related costs, repairs and maintenance and other operating costs. Our average employee headcount decreased 17% from 2012 to 2013. As a percentage of drilling revenues, drilling operating costs were 73% for both 2013 and 2012.

Hydraulic Fracturing

	Years Ended December 31,
	2013	2012
	($ in thousands)
Revenues	$897,809	$415,168
Operating costs	740,439	303,079

Gross margin	$157,370	$112,089

Stages completed	7,124	2,806
Average revenue per stage	$126,026	$147,957
Average operating costs per stage	$103,936	$108,011
Average margin per stage	$22,090	$39,946
Average fleets operating	8	5

Hydraulic fracturing revenues for the year ended December 31, 2013 increased $482.6 million, or 116%, from the year ended December 31, 2012. This increase was due to an increase in our average number of operating fleets from five in 2012 to eight in 2013 resulting in a 154% increase in completed stages, partially offset by a 15% decrease in revenue per stage from 2012 to 2013. The decrease in revenue per stage was due primarily to pricing pressure.

Hydraulic fracturing operating costs for the year ended December 31, 2013 increased $437.4 million, or 144%, from the year ended December 31, 2012 primarily due to a 154% increase in the number of completed stages. As a percentage of hydraulic fracturing revenues, hydraulic fracturing operating costs increased from 73% in 2012 to 82% in 2013. This increase was primarily attributable to pricing pressure for our hydraulic fracturing services and an increase in product costs, which compressed margins. Revenue per stage decreased 15% from 2012 to 2013. As a percentage of hydraulic fracturing revenues, product costs were 50% in 2013 and 42% in 2012. These increases were partially offset by a reduction in labor-related costs, which as a percentage of hydraulic fracturing revenues, decreased from 11% in 2012 to 8% in 2013.

Oilfield Rentals

	Years Ended December 31,
	2013	2012
	(in thousands)
Revenues	$160,241	$234,456
Operating costs	101,746	134,075

Gross margin	$58,495	$100,381

Oilfield rental revenues for the year ended December 31, 2013 decreased $74.2 million, or 32%, from the year ended December 31, 2012 primarily due to lower utilization as a result of Chesapeake’s reduction in drilling and completion activity and market pricing pressure for certain of our equipment. The utilization of our oilfield rental equipment has historically correlated with fluctuations in Chesapeake’s drilling and completion activity.

Oilfield rental operating costs for the year ended December 31, 2013 decreased $32.3 million, or 24%, from the year ended December 31, 2012. The decrease was primarily due to an overall reduction in drilling and completion activity by Chesapeake, which resulted in lower labor-related costs, supplies, repairs and maintenance, freight and third party expenses. Our average oilfield rental employee headcount decreased 14% from 2012 to 2013. As a percentage of oilfield rental revenues, oilfield rental operating costs were 63% and 57% for 2013 and 2012, respectively. The increase in oilfield rental operating costs as a percentage of oilfield rental revenues from 2012 to 2013 was primarily attributable to pricing pressure for certain services, which compressed margins, and spreading fixed costs over a smaller revenue base. As a percentage of oilfield rental revenues, labor-related costs were 29% and 24% in 2013 and 2012, respectively.

Oilfield Trucking

	Years Ended December 31,
	2013	2012
	(in thousands)
Revenues	$244,380	$226,161
Operating costs	207,692	173,327

Gross margin	$36,688	$52,834

Oilfield trucking revenues for the year ended December 31, 2013 increased $18.2 million, or 8%, from the year ended December 31, 2012. These increases were primarily due to the expansion of our crude hauling fleet, partially offset by lower revenues from our rig relocation services. Our fluid handling services revenues increased approximately $45.5 million from 2012 to 2013 due primarily to Chesapeake increasing activity in liquids-rich plays. The decrease in revenues from our rig relocation services was primarily due to an overall reduction in drilling and completion activity by Chesapeake.

Oilfield trucking operating costs for the year ended December 31, 2013 increased $34.4 million, or 20%, from the year ended December 31, 2012 primarily due to the growth of our fluid handling services. Our fluid handling services operating costs increased approximately $42.1 million from 2012 to 2013. As a percentage of oilfield trucking revenue, oilfield trucking operating costs were 85% and 77% for 2013 and 2012, respectively. The increase in operating costs as a percentage of revenue was primarily attributable to an increase in labor-related costs due to the competitive market for trucking labor. As a percentage of oilfield trucking revenues, labor-related costs were 42% and 34% for 2013 and 2012, respectively.

Other Operations

	Years Ended December 31,
	2013	2012
	(in thousands)
Revenues	$144,963	$129,029
Operating costs	124,553	112,102

Gross margin	$20,410	$16,927

Our other operations consist primarily of our natural gas compression unit and related oil and gas production equipment manufacturing business and corporate functions. For the year ended December 31, 2013, revenues from our other operations increased $15.9 million, or 12%, from the year ended December 31, 2012. The increase was primarily due to a change in product mix and higher revenue rates. We sold natural gas compressor packages with total horsepower of approximately 138,000 and 130,000 in 2013 and 2012, respectively.

For the year ended December 31, 2013, operating costs for our other operations increased $12.5 million, or 11%, from the year ended December 31, 2012. The increase was primarily due to an increase in demand for our small natural gas compressors, which resulted in higher costs of goods sold. We sold natural gas compressor packages with total horsepower of approximately 138,000 and 130,000 in 2013 and 2012, respectively. As a percentage of compression manufacturing revenues, compression manufacturing costs were 85% and 87% in 2013 and 2012, respectively. The decrease in costs as a percentage of revenues was due to higher production of small natural gas compressors, which have comparatively higher margins.

Depreciation and Amortization. Depreciation and amortization for the years ended December 31, 2013 and 2012 was $289.6 million and $231.3 million, respectively. The increase reflects the additional investments in our asset base as a result of capital expenditures, primarily for new hydraulic fracturing equipment and PeakeRigs. As a percentage of revenues, depreciation and amortization expense was 13% and 12% for 2013 and 2012, respectively.

General and Administrative Expenses. General and administrative expenses for the years ended December 31, 2013 and 2012 were $80.4 million and $66.4 million, respectively. The increase is due to hiring certain members of our senior management team in 2012 and additional allocated charges from Chesapeake for indirect corporate overhead to cover costs of functions such as legal, accounting, treasury, environmental safety, information technology and other corporate services, all related to an increase in our overall operating activity. Our administrative expense allocation is based on a percentage of revenues for us and determined by Chesapeake using the estimated costs incurred on our behalf. These charges from Chesapeake were $55.5 million and $49.4 million for 2013 and 2012, respectively. As a percentage of revenues, general and administrative expenses were 4% and 3% for 2013 and 2012, respectively.

(Gains) Losses on Sales of Property and Equipment. During the year ended December 31, 2013, we sold 14 drilling rigs and ancillary equipment that were not being utilized in our business for $50.6 million, net of selling expenses. During the year ended December 31, 2012, we sold 18 drilling rigs and ancillary equipment that were not being utilized in our business for $47.4 million, net of selling expenses. We recorded net (gains) losses on sales of property and equipment of approximately ($2.6) million and $2.0 million related to these asset sales during the years ended December 31, 2013 and 2012, respectively.

Impairments and Other. During the years ended December 31, 2013 and 2012, we recognized $23.6 million and $11.8 million, respectively, of impairment charges for certain drilling rigs and spare equipment that we identified for sale as part of our broader strategy to divest non-essential drilling rigs. We also identified certain drilling rigs during the years ended December 31, 2013 and 2012 that we deemed to be impaired based on our assessment of future demand, and the suitability of the identified rigs in light of this demand. We recorded impairment charges of $25.4 million and $14.9 million during the years ended December 31, 2013 and 2012, respectively, related to these drilling rigs.

During the year ended December 31, 2013, we purchased 23 leased drilling rigs for approximately $140.2 million and paid lease termination costs of approximately $22.4 million. During the year ended December 31, 2012, we purchased 25 leased drilling rigs for approximately $36.2 million and paid lease termination costs of approximately $24.9 million. The lease termination costs are included in impairments and other in the consolidated statements of operations.

During the year ended December 31, 2012, we also identified certain excess drill pipe that had become obsolete. The carrying value of such drill pipe was reduced to fair value, and we recorded impairment charges of $7.5 million to reduce the carrying amount of such drill pipe to their estimated fair value.

We identified certain other property and equipment during the years ended December 31, 2013 and 2012 that we deemed to be impaired based on our assessment of the fair value of such assets. We recorded impairment charges of $3.4 million and $1.7 million during the years ended December 31, 2013 and 2012, respectively, related to these assets.

Interest Expense. Interest expense for the years ended December 31, 2013 and 2012 was $56.8 million and $53.5 million, respectively.

Loss from Equity Investees. Loss from equity investees was $1.0 million and $0.4 million for the years ended December 31, 2013 and 2012, respectively, which was a result of our investments in Maalt Specialized Bulk, L.L.C. (“Maalt”) and Big Star.

Other Income. Other income for the years ended December 31, 2013 and 2012 was $1.8 million and $1.5 million, respectively.

Income Tax (Benefit) Expense. We recorded income tax expense (benefit) of ($7.8) million and $46.9 million for the years ended December 31, 2013 and 2012, respectively. The $54.7 million increase in income tax benefit recorded for 2013 was primarily the result of a decrease in pre-tax income from $116.5 million of pre-tax income in 2012 to a pre-tax loss of $27.6 million in 2013. Our effective income tax rate for 2013 and 2012 was 28% and 40%, respectively. The decrease in our effective tax rate from 2012 to 2013 was primarily the result of permanent differences, including meals and entertainment, stock based compensation and fines and penalties, having a greater impact on our effective income tax rate due to lower pre-tax income or loss in 2013 compared to 2012.

Comparison of Years Ended December 31, 2012 and 2011

Revenues. For the years ended December 31, 2012 and 2011, revenues were $1.920 billion and $1.303 billion, respectively. The increase in revenues from 2011 to 2012 was due to the start-up of our hydraulic fracturing business in 2011 and the growth of most of our other services. Our hydraulic fracturing, oilfield trucking and other operations revenues increased $402.2 million, $99.2 million and $66.2 million, respectively, from 2011 to 2012. The majority of our revenues were derived from Chesapeake and its working interest partners. Our revenues for the years ended December 31, 2012 and 2011 are detailed below:

	Years Ended December 31,
	2012	2011
	(in thousands)
Drilling	$915,208	$855,023
Hydraulic fracturing	415,168	13,005
Oilfield rentals	234,456	245,666
Oilfield trucking	226,161	127,042
Other operations	129,029	62,760

Total	$1,920,022	$1,303,496

Operating Costs. As a percentage of revenues, operating costs were 72% and 76% for the years ended December 31, 2012 and 2011, respectively. The decrease in operating costs as a percentage of revenues from 2011 to 2012 was primarily attributable to improved workforce efficiency, a decrease in rig rental expense related to leased rigs and the growth of new higher margin service offerings including hydraulic fracturing and fluid handling. Operating costs for the years ended December 31, 2012 and 2011 were $1.391 billion and $986.2 million, respectively. Our operating costs for the years ended December 31, 2012 and 2011 are detailed below:

	Years Ended December 31,
	2012	2011
	(in thousands)
Drilling	$668,203	$685,077
Hydraulic fracturing	303,079	21,787
Oilfield rentals	134,075	115,286
Oilfield trucking	173,327	109,098
Other operations	112,102	54,991

Total	$1,390,786	$986,239

Drilling

	Years Ended December 31,
	2012	2011
	($ in thousands)
Revenues	$915,208	$855,023
Operating costs	668,203	685,077

Gross margin	$247,005	$169,946

Revenue days(a)	35,249	36,832
Average revenue per revenue day(a)	$23,645	$22,218
Average operating costs per revenue day(a)	$16,961	$17,670
Average margin per revenue day(a)	$6,684	$4,548
Average rigs operating	98	104

(a)	These metrics exclude our drilling-related services including directional drilling, mudlogging and geosteering businesses.

Drilling revenues for the year ended December 31, 2012 increased $60.2 million, or 7%, from the year ended December 31, 2011 primarily due to a $45.3 million increase in revenues from drilling-related services, including directional drilling, geosteering and mudlogging, and secondarily an increase in average revenue per day. These increases were partially offset by a decrease in the average number of operating drilling rigs from 104 to 98 for the years ended December 31, 2011 and 2012, respectively, resulting from our sale of 18 non-essential drilling rigs during 2012 as part of our strategic positioning process. Our average revenue per day increased 6% from 2011 to 2012.

Drilling operating costs for the year ended December 31, 2012 decreased $16.9 million, or 2%, from the year ended December 31, 2011 primarily due to a decrease in our average number of operating rigs from 104 to 98 for the years ended December 31, 2011 and 2012, respectively. The decrease in our average number of operating rigs was the result of the 18 drilling rigs we sold during 2012 and a decrease in utilization. The decrease in our average number of operating rigs resulted in lower labor-related costs, repairs and maintenance and other operating costs. We also experienced a decrease in our utilization rate from 98% to 92% for the years ended December 31, 2011 and 2012, respectively, as we experienced lower demand for our drilling services. As a percentage of drilling revenues, drilling operating costs decreased from 80% to 73% for the years ended December 31, 2011 and 2012, respectively. This decrease was primarily attributable to a decrease in labor-related costs as a percentage of revenues due to a reduction in and more efficient use of our labor force.

Hydraulic Fracturing

	Years Ended December 31,
	2012	2011
	($ in thousands)
Revenues	$415,168	$13,005
Operating costs	303,079	21,787

Gross margin	$112,089	$(8,782)

Stages completed	2,806	79
Average revenue per stage	$147,957	$164,620
Average operating costs per stage	$108,011	$275,785
Average margin per stage	$39,946	$(111,165)
Average fleets operating	5	1

Hydraulic fracturing revenues for the year ended December 31, 2012 were $415.2 million compared to $13.0 million for 2011. We began providing hydraulic fracturing services in October 2011 with one fleet and ended 2012 with seven fleets and an aggregate of 270,000 horsepower.

Hydraulic fracturing operating costs for the years ended December 31, 2012 and 2011 were $303.1 million and $21.8 million, respectively. As a percentage of hydraulic fracturing revenue, operating costs were 73% for the year ended December 31, 2012. The principal expenses involved in conducting our hydraulic fracturing business are product costs and freight, labor expenses and the costs of maintaining and repairing our hydraulic fracturing units.

Oilfield Rentals

	Years Ended December 31,
	2012	2011
	(in thousands)
Revenues	$234,456	$245,666
Operating costs	134,075	115,286

Gross margin	$100,381	$130,380

Oilfield rental revenues for the year ended December 31, 2012 decreased $11.2 million, or 5%, from the year ended December 31, 2011 primarily due to a decrease in utilization as we mobilized our rental tools in conjunction with Chesapeake’s transition from natural gas to liquids-rich plays.

Oilfield rental operating costs for the year ended December 31, 2012 increased $18.8 million, or 16%, from the year ended December 31, 2011. As a percentage of oilfield rental revenues, oilfield rental operating costs were 57% and 47% for the years ended December 31, 2012 and 2011, respectively. The increase in operating costs as a percentage of revenues from 2011 to 2012 was primarily attributable to costs to mobilize equipment to new unconventional liquids-rich plays which resulted in higher labor-related costs and lower utilization of our assets. As a percentage of oilfield rental revenues, labor-related costs were 24% and 17% for the years ended December 31, 2012 and 2011, respectively.

Oilfield Trucking

	Years Ended December 31,
	2012	2011
	(in thousands)
Revenues	$226,161	$127,042
Operating costs	173,327	109,098

Gross margin	$52,834	$17,944

Oilfield trucking revenues for the year ended December 31, 2012 increased $99.2 million, or 78%, from the year ended December 31, 2011 primarily due to an increase in the size of our rig relocation trucking fleet and a broadening of services provided by our oilfield trucking segment to include fluid handling services. We experienced a 38% increase in the size of our rig relocation fleet from December 31, 2011 to December 31, 2012, and our fluid handling revenues increased by $49.0 million from 2011 to 2012.

Oilfield trucking operating costs for the year ended December 31, 2012 increased $64.2 million, or 59%, from the year ended December 31, 2011. As a percentage of oilfield trucking revenue, oilfield trucking operating costs were 77% and 86% for the years ended December 31, 2012 and 2011, respectively. The decrease in oilfield trucking operating costs as a percentage of oilfield trucking revenues from 2011 to 2012 was primarily attributable to increased utilization resulting in a spread of our fixed costs over a larger revenue base and a reduction in lower-margin third-party rig moves.

Other Operations

	Years Ended December 31,
	2012	2011
	(in thousands)
Revenues	$129,029	$62,760
Operating costs	112,102	54,991

Gross margin	$16,927	$7,769

For the year ended December 31, 2012, revenues from our other operations increased $66.2 million, or 106%, from the year ended December 31, 2011 primarily due to higher compression unit manufacturing capacity and increased demand from our customers. We sold natural gas compressor packages with total horsepower of approximately 130,000 and 60,000 for the years ended December 31, 2012 and 2011, respectively.

For the year ended December 31, 2012, operating costs for our other operations increased $57.1 million, or 104%, from the year ended December 31, 2011 primarily due to an increase in our overall compression unit manufacturing capacity and increased demand from our customers, which resulted in higher costs of goods sold.

We sold compressor packages with total horsepower of approximately 130,000 and 60,000 during the years ended December 31, 2012 and 2011, respectively.

Depreciation and Amortization. Depreciation and amortization for the years ended December 31, 2012 and 2011 was $231.3 million and $175.8 million, respectively. The increase reflects the additional investments in our asset base as a result of capital expenditures, primarily for new hydraulic fracturing equipment and PeakeRigs™. As a percentage of revenues, depreciation and amortization expense was 12% and 13% for 2012 and 2011, respectively.

General and Administrative Expenses. General and administrative expenses for the years ended December 31, 2012 and 2011 were $66.4 million and $37.1 million, respectively. The increase is due to our hiring the majority of our senior management team in the second half of 2011 and early in 2012, and additional allocated charges from Chesapeake for indirect corporate overhead to cover costs of functions such as legal, accounting, treasury, environmental safety, information technology and other corporate services related to an increase in our overall operating activity. The administrative expense allocation is determined based on a percentage of revenues for us and Chesapeake using the estimated costs incurred on our behalf. These charges from Chesapeake were $49.4 million and $33.7 million for 2012 and 2011, respectively. As a percentage of revenues, general and administrative expenses were 3% for both 2012 and 2011.

Losses (Gains) on Sales of Property and Equipment. During the year ended December 31, 2012, we sold 18 drilling rigs and ancillary equipment that were not being utilized in our business for $47.4 million, net of selling expenses. During 2011, we sold ancillary equipment for $110.9 million, net of selling expenses. We recorded net losses (gains) on sales of property and equipment of approximately $2.0 million and ($3.6) million related to these asset sales during the years ended December 31, 2012 and 2011, respectively.

Impairments and Other. During the year ended December 31, 2012, we recognized $11.8 million of impairment charges for certain drilling rigs and spare equipment that we identified for sale as part of our broader strategy to divest non-essential drilling rigs. We also identified certain drilling rigs during the year ended December 31, 2012 that we deemed to be impaired based on our assessment of future demand, and the suitability of the identified rigs in light of this demand. We recorded impairment charges of $14.9 million during the year ended December 31, 2012, respectively, related to these drilling rigs. During the year ended December 31, 2012, we purchased 25 leased drilling rigs for approximately $36.2 million and paid lease termination costs of approximately $24.9 million.

During the year ended December 31, 2012, we also identified certain excess drill pipe that had become obsolete. The carrying value of such drill pipe was reduced to fair value, and we recorded impairment charges of $7.5 million to reduce the carrying amount of such drill pipe to its estimated fair value.

We identified certain other property and equipment during the years ended December 31, 2012 and 2011 that we deemed to be impaired based on our assessment of the fair value of such assets. We recorded impairment charges of $1.7 million and $2.7 million during the years ended December 31, 2012 and 2011, respectively, related to these assets.

Interest Expense. Interest expense for the years ended December 31, 2012 and 2011 was $53.5 million and $48.8 million, respectively. The increase from 2011 to 2012 was primarily due to an increase in our average outstanding long-term debt from $657.0 million to $873.6 million, which was partially offset by a decrease in the average effective interest rate and an increase in capitalized interest.

Loss from Equity Investees. Loss from equity investees was $0.4 million for the year ended December 31, 2012, which was a result of our investments in Maalt and Big Star.

Other Income (Loss). Other income (loss) for the years ended December 31, 2012 and 2011 was $1.5 million and ($2.5) million, respectively.

Income Tax Expense. We recorded income tax expense of $46.9 million and $26.3 million for the years ended December 31, 2012 and 2011, respectively. The $20.6 million increase in income tax expense recorded for 2012 was primarily the result of an increase in pre-tax income of $62.5 million from 2011 to 2012. Our effective income tax rate for 2012 and 2011 was 40% and 49%, respectively. The decrease in our effective tax rate from 2011 to 2012 was primarily the result of permanent differences, including meals and entertainment, stock based compensation and fines and penalties, having a smaller impact on our effective income tax rate due to lower pre-tax income or loss in 2011 compared to 2012.

Contractual Commitments and Obligations

In the normal course of business, we enter into various contractual obligations that impact, or could impact, our liquidity. The following table summarizes our material obligations as of March 31, 2014:

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
	(unaudited) (in thousands)
Long-Term Debt:
2019 Notes	$650,000	$—	$—	$—	$650,000
Existing Credit Facility	464,300	—	464,300	—	—
Interest(a)	258,376	43,063	86,125	86,125	43,063
Purchase obligations(b)	117,470	117,470	—	—	—
Operating leases(c)	59,704	34,899	16,150	6,493	2,162

Total	$1,549,850	$195,432	$566,575	$92,618	$695,225

(a)	Amount includes contractual interest payments on the 2019 Notes.
(b)	Consists of unconditional obligations to purchase equipment. See Note 5 to our unaudited consolidated financial statements included elsewhere in this information statement.
(c)	Consists of drilling rig, real property and rail car leases. Amounts disclosed assume no exercise of options to renew or extend the leases. See “—Off-Balance Sheet Arrangements.”

Off-Balance Sheet Arrangements

As of March 31, 2014, we leased 25 rigs under master lease agreements with an aggregate undiscounted future lease commitment of $19.7 million. For more information regarding the terms of the rig lease transactions, please see Note 5 “Commitments and Contingencies” to our unaudited consolidated financial statements included elsewhere in this information statement. As of June 1, 2014, we had purchased all of our material active rigs that were subject to these lease arrangements. The remaining drilling rig lease arrangements relate to 11 idle rigs and 3 rigs that are not part of our long-term portfolio strategy. The subleases for these rigs will expire by the end of 2014, after which we expect to return the rigs to the owner.

In October 2011, we entered into a facilities lease agreement with Chesapeake pursuant to which we lease a number of the storage yards and other physical facilities from which we conduct our operations. The initial term of the lease agreement ends December 31, 2014, after which the agreement is automatically renewed for successive one-year terms until we or Chesapeake terminate it. During the renewal periods, the amount of rent charged by Chesapeake will increase by 2.5% each year. We make monthly payments to Chesapeake under the facilities lease agreement that cover rent and our proportionate share of maintenance, operating expenses, taxes and insurance. These leases are being accounted for as operating leases.

As of March 31, 2014, we were party to seven lease agreements with various third parties to lease rail cars for initial terms of three to seven years. Additional rental payments are required for the use of rail cars in excess of the allowable mileage stated in the respective agreement. We account for these leases as operating leases.

Aggregate undiscounted minimum future lease payments as of March 31, 2014 under our operating leases are presented below:

	March 31, 2014
	Rigs	Real Property	Rail Cars	Total
	(in thousands)
2014	$18,076	$12,168	$4,655	$34,899
2015	1,624	—	7,263	8,887
2016	—	—	7,263	7,263
2017	—	—	3,608	3,608
2018	—	—	2,885	2,885
After 2018	—	—	2,162	2,162

Total	$19,700	$12,168	$27,836	$59,704

Other Commitments

Much of the equipment we purchase requires long production lead times. As a result, we usually have outstanding orders and commitments for such equipment. As of March 31, 2014, we had $117.5 million of purchase commitments related to future inventory and capital expenditures that we expect to incur in 2014.

Liquidity and Capital Resources

We require capital to fund ongoing operations, including operating expenses, organic growth initiatives, investments, acquisitions and debt service. We expect our future capital needs will be provided for by cash flows from operations, borrowings under our New Credit Facility, access to capital markets and other financing transactions. We believe we will have adequate liquidity over the next twelve months to operate our business and to meet our cash requirements.

Our Existing Credit Facility is an important source of liquidity for us. The maximum amount that we may borrow under the Existing Credit Facility may be subject to limitations due to certain covenants contained in the Existing Credit Facility agreement. As of March 31, 2014, the Existing Credit Facility was not subject to any such limitations and we had borrowing capacity of approximately $35.7 million. We are allowed to request increases in the total commitments under the Existing Credit Facility by up to $400.0 million in the aggregate, in part or in full, at any time during the term of the Existing Credit Facility, with any such increases being subject to compliance with the restrictive covenants in the Existing Credit Facility and in the indenture governing our 2019 Notes, as well as lender approval. The Existing Credit Facility matures on November 3, 2016. For a description of our Existing Credit Facility please read “Description of Material Indebtedness—Existing Credit Facility.”

To provide us with additional liquidity following the spin-off, SSO will enter into the approximately $275.0 million senior secured revolving New Credit Facility. The New Credit Facility will replace the Existing Credit Facility. Please read “Description of Material Indebtedness—New Credit Facility.”

As part of the Transactions, SSO will enter into a $400.0 million Term Loan. The proceeds of this loan will be used in conjunction with the initial borrowings under the New Credit Facility to repay and terminate the Existing Credit Facility in its entirety. For a description of the Term Loan, please read “Description of Material Indebtedness—Term Loan.”

In the past we have financed a portion of our capital needs with the issuance of long-term debt. In October 2011, we issued $650.0 million principal amount of our 2019 Notes. Prior to the spin-off, we intend to transfer the 2019 Notes to SSO. For a description of our 2019 Notes, please read “Description of Material Indebtedness—2019 Notes.”

We also intend to issue $500.0 million prinicpal amount of New Senior Notes in part to fund an approximate $391.0 million distribution to Chesapeake. For a description of our New Senior Notes, please read “Description of Material Indebtedness—New Senior Notes.”

Historically, we have provided substantially all of our oilfield services to Chesapeake and its working interest partners. For the three months ended March 31, 2014, Chesapeake and its working interest partners accounted for approximately 85% of our revenues. For the years ended December 31, 2013, 2012 and 2011, Chesapeake and its working interest partners accounted for approximately 90%, 94% and 94% of our revenues, respectively. Although following the spin-off we expect to provide an increasing percentage of services to third party E&P customers, we expect Chesapeake to remain our largest customer for the foreseeable future.

Capital Expenditures

Total capital expenditures, including maintenance and the purchase of leased drilling rigs, were $118.6 million and $92.5 million for the Current Quarter and the Prior Quarter, respectively. Total capital expenditures, including maintenance, were $349.8 million, $622.8 million and $412.8 million for the years ended December 31, 2013, 2012 and 2011, respectively. We currently expect our growth capital expenditures to be approximately $300.0 million for 2014 and $150.0 million for 2015, and we expect these expenditures to grow our business lines, particularly our drilling rig fleet. After the spin-off, we expect our primary needs for capital to be growth and maintenance.

We may increase, decrease or re-allocate our anticipated capital expenditures during any period based on industry conditions, the availability of capital or other factors, and we believe that a significant component of our anticipated capital spending is discretionary.

Cash Flows

The table below summarizes our cash flow for the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013, 2012 and 2011:

	Three Months Ended March 31,		Years Ended December 31,
	2014	2013	2013	2012	2011
	(in thousands)
Cash Flow Statement Data:
Cash flow provided by operating activities	$54,582	$87,393	$337,071	$211,151	$240,046
Cash flow used in investing activities	$(112,269)	$(63,314)	$(296,817)	$(577,324)	$(658,470)
Cash flow provided by (used in) financing activities	$59,300	$(23,561)	$(39,803)	$366,870	$418,584
Cash, beginning of period	$1,678	$1,227	$1,227	$530	$370
Cash, end of period	$3,291	$1,745	$1,678	$1,227	$530

Operating Activities. Cash provided by operating activities was $54.6 million and $87.4 million for the Current Quarter and Prior Quarter, respectively. Changes in working capital items increased (decreased) cash flow provided by operating activities by $1.6 million and ($6.7) million for the Current Quarter and Prior Quarter, respectively.

Cash provided by operating activities was $337.1 million, $211.2 million and $240.0 million for the years ended December 31, 2013, 2012 and 2011, respectively. Changes in working capital items increased (decreased) cash flow provided by operating activities by $36.7 million, ($168.7) million and $6.1 million for the years ended December 31, 2013, 2012 and 2011, respectively. Factors affecting changes in operating cash flows are largely the same as those that affect net income, with the exception of non-cash expenses such as depreciation and amortization, amortization of sale-leaseback gains, gains or losses on sales of property and equipment, impairments, losses from equity investees and deferred income taxes.

Investing Activities. Cash used in investing activities was $112.3 million and $63.3 million for the Current Quarter and Prior Quarter, respectively. Capital expenditures are the main component of our investing activities. The majority of our capital expenditures for the Current Quarter and Prior Quarter were related to our investment in PeakeRigs™ and the purchase of certain leased drilling rigs. We purchased 20 leased drilling rigs for approximately $76.9 million during the Current Quarter. Cash used in investing activities was partially offset by proceeds from asset sales in the amounts of $6.4 million and $29.4 million for the Current Quarter and Prior Quarter, respectively. We made investments in equity investees of $0.1 million and $0.2 million in the Current Quarter and Prior Quarter, respectively, related to our investment in Maalt.

Cash used in investing activities was $296.8 million, $577.3 million and $658.5 million for the years ended December 31, 2013, 2012 and 2011, respectively. Capital expenditures are the main component of our investing activities. The majority of our capital expenditures for the years ended December 31, 2013, 2012 and 2011 were related to our investment in new hydraulic fracturing equipment, PeakeRigs™ and the purchase of certain leased drilling rigs. We purchased 23 leased drilling rigs for approximately $140.2 million during 2013 and 25 leased drilling rigs for approximately $36.2 million in 2012. Cash used in investing activities was partially offset by proceeds from asset sales in the amounts of $50.6 million, $47.4 million and $110.9 million for the years ended December 31, 2013, 2012 and 2011, respectively.

In November 2011, we acquired Horizon Oilfield Services, L.L.C. for $17.5 million. In June 2011, we acquired Bronco Drilling Company, Inc. for $322.5 million, net of cash acquired, which added 22 operating drilling rigs to our rig count.

We made investments in equity investees of $0.4 million, $1.9 million and $16.7 million in the years ended December 31, 2013, 2012 and 2011, respectively. On October 7, 2011, we entered into an agreement to acquire 49% of the membership interests in Maalt for $12.0 million. Maalt provides bulk transportation, transloading and sand hauling services, and its assets consist primarily of 125 trucks and 122 trailers. On August 24, 2011, we entered into a joint venture agreement with Big Star Field Services, L.L.C. to form Big Star Crude Co., L.L.C. (“Big Star”), which engages in the commercial trucking business. During 2013, we sold our membership interest in Big Star and received cash proceeds of approximately $2.8 million.

Financing Activities. Net cash provided by (used in) financing activities was $59.3 million and ($23.6) million for the Current Quarter and Prior Quarter, respectively. We had borrowings and repayments under our Existing Credit Facility of $281.5 million and $222.2 million, respectively, during the Current Quarter. We had borrowings and repayments under our Existing Credit Facility of $237.3 million and $247.9 million, respectively, during the Prior Quarter. During the Prior Quarter, we made distributions to our owner of $13.0 million.

Net cash (used in) provided by financing activities was ($39.8) million, $366.9 million and $418.6 million for the years ended December 31, 2013, 2012 and 2011, respectively. On November 3, 2011, we entered into a five-year $500.0 million senior secured credit facility. We had borrowings and repayments under our Existing Credit Facility of $1.217 billion and $1.230 billion, respectively, during 2013. We had borrowings and repayments under our Existing Credit Facility of $1.389 billion and $999.9 million, respectively, during 2012. We had borrowings and repayments under our Existing Credit Facility of $168.0 million and $139.0 million, respectively, during 2011. On October 28, 2011, we issued $650.0 million principal amount of 2019 Notes. We used the net proceeds of $637.0 million to pay down affiliate debt with Chesapeake. We incurred $7.2 million in deferred financing costs related to our Existing Credit Facility and 2019 Notes. We also made payments on third-party notes of $55.2 million during 2011. For the years ended December 31, 2013, 2012 and 2011 our (distributions to) contributions from our owner were ($29.9) million, ($22.3) million and $453.2 million, respectively.

Critical Accounting Policies

Our audited condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method, based on estimates, assumptions and judgments relative to the assets’ estimated useful lives and salvage values. These estimates are based on various factors, including age (in the case of acquired assets), manufacturing specifications, technological advances and historical data concerning useful lives of similar assets. Upon the disposition of an asset, we eliminate the cost and related accumulated depreciation and include any resulting gain or loss in the consolidated statements of operations as (gains) losses on the sale of property and equipment. Expenditures for maintenance and repairs that do not add capacity or extend the useful life of an asset are expensed as incurred.

Interest is capitalized on the average amount of accumulated expenditures for major capital projects under construction using a weighted average interest rate based on our outstanding borrowings until the underlying assets are placed into service. The capitalized interest is added to the cost of the assets and amortized to depreciation expense over the useful life of the assets.

Impairment of Long-Lived Assets

We review our long-lived assets, such as property and equipment, whenever in management’s judgment events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. Factors that might indicate a potential impairment include a significant decrease in the market value of the long-lived asset, a significant change in the long-lived asset’s physical condition, a change in industry conditions or a reduction in cash flows associated with the use of the long-lived asset. If these or other factors indicate the carrying amount of the asset may not be recoverable, we determine whether an impairment has occurred through analysis of the future undiscounted cash flows of the asset. If an impairment has occurred, we recognize a loss for the difference between the carrying amount and the fair market value of the asset. We measure the fair value of the asset using market prices, appraised value or a value based on an estimate of discounted cash flows.

Goodwill, Intangible Assets and Amortization

Goodwill represents the cost in excess of fair value of the net assets of businesses acquired. Goodwill is not amortized. Intangible assets with finite lives are amortized on a basis that reflects the pattern in which the economic benefits of the intangible assets are realized, which is generally on a straight-line basis over an asset’s estimated useful life.

We review goodwill for impairment annually on October 1 or more frequently if events or changes in circumstances indicate that the carrying amount of the reporting unit exceeds its fair value. Circumstances that could indicate a potential impairment include a significant adverse change in the economic or business climate, a significant adverse change in legal factors, an adverse action or assessment by a regulator, unanticipated competition, loss of key personnel and the likelihood that a reporting unit or significant portion of a reporting unit will be sold or otherwise disposed of. We have the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of one of our reporting units is greater than its carrying amount. If, after assessing the totality of events or circumstances, we determine it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then there is no need to perform any further testing. However, if we conclude otherwise, accounting guidance requires a two-step process for testing impairment. First, the fair value of each reporting unit is compared to its carrying value to determine whether an indication of impairment exists. Second, if impairment is indicated, the fair value of the reporting unit’s goodwill is determined by allocating the unit’s fair value to its assets and liabilities (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination on the impairment test date. The amount of impairment for goodwill is measured as the excess of the carrying value of the reporting unit over its fair value. We have the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test.

When estimating fair values of a reporting unit for our goodwill impairment test, we use the income approach. The income approach provides an estimated fair value based on the reporting unit’s anticipated cash flows that are discounted using a weighted average cost of capital rate. Estimated cash flows are primarily based on projected revenues, operating expenses and capital expenditures and are discounted using comparable industry average rates for weighted average cost of capital.

Revenue Recognition

We recognize revenue when services are performed, collection of receivables is reasonably assured, persuasive evidence of an arrangement exists and the price is fixed or determinable.

Drilling. We earn revenues by drilling oil and natural gas wells for our customers under daywork contracts. We recognize revenue on daywork contracts for the days completed based on the dayrate each contract specifies. Payments received and costs incurred for mobilization services are recognized as earned over the days of mobilization.

Hydraulic Fracturing. We recognize revenue upon the completion of each fracturing stage. We typically complete one or more fracturing stages per day per active crew during the course of a job. A stage is considered complete when the customer requests or the job design dictates that pumping discontinue for that stage. Invoices typically include a lump sum equipment charge determined by the rate per stage each contract specifies and product charges for sand, chemicals and other products actually consumed during the course of providing our services.

Oilfield Rentals. We rent many types of oilfield equipment, including drill pipe, drill collars, tubing, blowout preventers, frac tanks, mud tanks and environmental containment. We also provide air drilling, flowback services and services associated with the transfer of water to the wellsite for well completions. We price our rentals and services by the day or hour based on the type of equipment rented and the services performed and recognize revenue ratably over the term of the rental.

Oilfield Trucking. Oilfield trucking provides rig relocation and logistics services as well as fluid handling services. Our trucks move drilling rigs, crude oil, other fluids and construction materials to and from the wellsite and also transport produced water from the wellsite. We price these services by the hour and volume and recognize revenue as services are performed.

Income Taxes

Chesapeake and its subsidiaries historically have filed a consolidated federal income tax return and other state returns as required. SSE’s predecessor, COO, and its subsidiaries (other than Chesapeake Oilfield Finance, Inc., or COF) are limited liability companies, and as a result, all income, expenses, gains, losses and tax credits generated flow through to their respective members or partners. Because these items of income or loss ultimately flow up to Chesapeake’s corporate tax return, we have reported income taxes on a separate return basis for such entities and all of our subsidiaries. Accordingly, we have recognized deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases for all our subsidiaries as if each entity were a corporation, regardless of its actual characterization for U.S. federal income tax purposes. Any current taxes resulting from application of the separate return method will be paid in cash unless limited by the terms of the indenture governing our 2019 Notes, the indenture governing our New Senior Notes, our Existing Credit Facility, our New Credit Facility or our Term Loan, in which case such amounts will be treated as a capital contribution.

A valuation allowance for deferred tax assets is recognized when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. To assess that likelihood, we use estimates and judgment regarding our future taxable income, as well as the jurisdiction in which such taxable income is generated, to determine whether a valuation allowance is required. Such evidence can include our current financial position, our results of operations, both actual and forecasted, the reversal of deferred tax liabilities, and tax planning strategies as well as the current and forecasted business economics of our industry. We had no income tax valuation allowance as of March 31, 2014 and December 31, 2013.

The benefit of an uncertain tax position taken or expected to be taken on an income tax return is recognized in the consolidated financial statements at the largest amount that is more likely than not to be sustained upon examination by the relevant taxing authority. Interest and penalties, if any, related to uncertain tax positions would be recorded in interest expense and other expense, respectively. There were no uncertain tax positions as of March 31, 2014 and December 31, 2013.

New Accounting Pronouncements

In April 2014, the FASB issued ASU No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” ASU 2014-08 raises the threshold for a disposal to qualify as a discontinued operation and requires new disclosures of both discontinued operations and certain other disposals that do not meet the definition of a discontinued operation. It is effective for annual periods beginning on or after December 15, 2014. Early adoption is permitted but only for disposals that have not been reported in financial statements previously issued. We have early adopted ASU 2014-08 in the Current Quarter. The adoption of this standard did not have a material impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Historically, we have provided substantially all of our oilfield services to Chesapeake and its working interest partners. For the Current Quarter and the Prior Quarter and for the years ended December 31, 2013, 2012 and 2011, Chesapeake and its working interest partners accounted for approximately 85%, 94%, 90%, 94% and 94% of our revenues, respectively. Sustained low natural gas prices, as has been the case recently, and volatile commodity prices in general, could have a material adverse effect on Chesapeake’s and our financial position, results of operations and cash flows, which could adversely impact our ability to comply with financial covenants under our Existing Credit Facility and further limit our ability to fund our planned capital expenditures.

Changes in interest rates affect the amount of interest we earn on our cash, cash equivalents and short-term investments and the interest rate we pay on borrowings under our Existing Credit Facility. We have borrowings outstanding under and may in the future borrow under fixed rate and variable rate debt instruments that give rise to interest rate risk. For fixed rate debt, changes in interest rates generally affect the fair value of the debt instrument, but not our earnings or cash flows. Conversely, for variable rate debt, changes in interest rates generally do not impact the fair value of the debt instrument, but may affect our future earnings and cash flows. Our fuel costs, which consist primarily of diesel fuel used by our various trucks and other equipment, can expose us to commodity price risk and, as our hydraulic fracturing operations grow, we will face increased risks associated with the prices of materials used in hydraulic fracturing such as sand and chemicals. The prices for fuel and these materials can be volatile and are impacted by changes in supply and demand, as well as market uncertainty and regional shortages.

Our primary exposure to interest rate risk results from outstanding borrowings under our Existing Credit Facility. Outstanding borrowings under our Existing Credit Facility bear interest at our option at either (a) the greater of the reference rate of Bank of America, N.A., the federal funds effective rate plus 0.50%, and one-month LIBOR plus 1.00%, all of which are subject to a margin that varies from 1.00% to 1.75% per annum, according to our leverage ratio, or (b) the Eurodollar rate, which is based on LIBOR plus a margin that varies from 2.00% to 2.75% per annum, according to our leverage ratio. A one percentage point increase or decrease in interest rate payable on our Existing Credit Facility would have resulted in a $2.5 million increase or decrease in net income for the year ended December 31, 2013.

Our fuel costs, which consist primarily of diesel fuel used by our various trucks and other equipment, can expose us to commodity price risk and, as our hydraulic fracturing operations grow, we will face increased risks associated with the prices of materials used in hydraulic fracturing such as sand and chemicals. The prices for fuel and these materials can be volatile and are impacted by changes in supply and demand, as well as market uncertainty and regional shortages.

BUSINESS

We are currently an indirect wholly-owned subsidiary of Chesapeake operating under the name “Chesapeake Oilfield Operating, L.L.C.” Following the consummation of our spin-off from Chesapeake and the Transactions, we will operate under the name “Seventy Seven Energy Inc.” and become an independent, publicly traded company. We are a diversified oilfield services company that provides a wide range of wellsite services and equipment to U.S. land-based exploration and production customers operating in unconventional resource plays. Our primary services include drilling, hydraulic fracturing, oilfield rentals, rig relocation and water transport and disposal.

We conduct our business through four operating segments: drilling, hydraulic fracturing, oilfield rentals and oilfield trucking.

Our Operating Segments

Drilling

Drilling rig fleet. Our drilling segment is operated through our wholly-owned subsidiary, Nomac Drilling, L.L.C., and provides land drilling and drilling-related services, including directional drilling and mudlogging, for oil and natural gas E&P activities. According to Rig Data, we have the 5th largest U.S. land-based drilling rig fleet, which is categorized into three operational “Tiers.” Our Tier 1 rigs are equipped with AC electric drives, top drives and mud pumps with 1,300 horsepower or greater. Our Tier 2 rigs are equipped with DC electric drives, top drives and mud pumps with 1,000 horsepower or greater. The majority of our Tier 1 and Tier 2 rigs are multi-well pad capable, being equipped with skidding or walking systems. Our Tier 3 rigs are legacy, mechanical drive rigs.

As of June 1, 2014, our marketed fleet consisted of 20 Tier 1 rigs, including 10 proprietary PeakeRigs, 57 Tier 2 rigs and 9 Tier 3 rigs. We are also building 16 additional PeakeRigs that are under contract. Our PeakeRigs are designed for long lateral drilling of multiple wells from a single location, which makes them well suited for unconventional resource development. We are aggressively pursuing a strategy of upgrading our fleet to better align with the market’s demand for multi-well pad drilling in unconventional resource plays. In connection therewith, we plan to sell all of our owned Tier 3 rigs and expect that our fleet will primarily include only Tier 1 and Tier 2 rigs by the end of 2014.

For the quarter ended March 31, 2014, our drilling operating segment generated revenues of $180.4 million and Adjusted EBITDA of $44.1 million, representing 35% and 63% of our total revenues and Adjusted EBITDA, respectively. For the year ended December 31, 2013, our drilling operating segment generated revenues of $740.8 million and Adjusted EBITDA of $157.3 million, representing 34% and 43% of our total revenues and Adjusted EBITDA, respectively. As of June 1, 2014, approximately 37% of our active rigs were contracted by third party customers.

The following chart sets forth historical information regarding the composition of our fleet (by rig count) for the years 2011 through 2013.

The following chart sets forth historical information regarding utilization by rig class and utilization by customer type (third party or Chesapeake) for the years 2010 through 2013. The chart highlights the improvement in our mix of rig types since 2010. The shift to greater utilization of Tier 1 and Tier 2 rigs since 2010 has significantly improved our operating margin, while total rig count has decreased.

Drilling rig specifications. A drilling rig consists of engines, a hoisting system, a rotating system, pumps and related equipment to circulate drilling fluid, blowout preventers and related equipment.

The following table depicts the geographic areas in which our drilling segment operated as of June 1, 2014, including the number of active rigs contracted by Chesapeake and third parties in each geographic area and the total number of active rigs in each geographic area according to Baker Hughes.

	Rigs Contracted by
Geographic Area	Chesapeake		Third Parties		Total SSE Rigs	Total Active Rigs in Area
Anadarko Basin	13		15		28	173
Eagle Ford Shale	16		1		17	213
Utica Shale	7		7		14	41
Marcellus Shale	6		2		8	83
Niobrara Shale	2		2		4	54
Haynesville Shale	7		0		7	44
Permian Basin	0		5		5	547

Total	51	*	32	**	83	1,155

*	Does not include 10 PeakeRigs under construction, all of which are under contract with Chesapeake and expected to be delivered by the fourth quarter of 2015.
**	Does not include six PeakeRigs under construction, all of which are under contract with third parties and expected to be delivered by the fourth quarter of 2014.

Diesel powered generators are typically the main power sources for a drilling rig. Power requirements for drilling jobs may vary considerably, but most drilling rigs employ three engines to operate the drilling rig and the ancillary equipment, which generate between 2,000 and 4,000 horsepower, depending on well depth and rig design. Most drilling rigs capable of drilling in deep formations, involving depths greater than 15,000 feet, use diesel-electric power units to generate and deliver electric current through cables to electrical switch gears, then to direct-current electric motors attached to the equipment in the hoisting, rotating and circulating systems.

Drilling rigs use long sections of drill pipe and drill collars, collectively called the drill string, to drill wells. Drilling rigs also install heavy strings of large-diameter pipe, or casing, inside the borehole. Because the total weight of the drill string and the casing can exceed 500,000 pounds, drilling rigs require significant hoisting and braking capacities. Generally, a drilling rig’s hoisting system is made up of a mast, or derrick, a long wire rope, or drilling line, a traveling block and hook assembly and ancillary equipment that attaches to the rotating system, and a mechanism known as the drawworks. The drawworks consists of a revolving drum, around which the drilling line is wound, and a series of shafts, clutches and chain and gear drives for generating speed changes and reverse motion. Attached to the drawworks is a mechanical braking assembly which has the capacity to stop and sustain the weights used in the drilling process. When heavy loads are being lowered, an auxiliary brake assists the mechanical brake by absorbing the added energy associated with the tools being lowered into the well.

Drilling fluid, often called mud, is a mixture of clays, chemicals and water or oil, which is carefully formulated for the particular well being drilled. Steel tanks called mud pits and large triplex mud pumps form the start of the circulating system. Drilling mud is routed from the mud pits to the mud pumps, then through piping and hoses to the drill stem. The drilling mud travels down the drill stem to the bit, up the annular space between the drill stem and the borehole and through the well control equipment and back to the mud pits for processing. Processing removes rock cuttings and entrapped gases at which point the drilling mud is returned to the mud pits and the cycle is repeated.

All Nomac rigs include a device called a top drive which is placed at the top of the drill string and is capable of being raised and lowered in the mast. The top drive rotates the drill string and, ultimately, the drill bit on bottom. Top drives provide enhanced torque and rotational control, improved well control and better hole conditioning, particularly in horizontal drilling applications.

In a continuing effort to improve our drilling rig fleet, we plan to add customer-requested equipment such as iron roughnecks, mechanized catwalks and skidding or walking systems. Many of our rigs already include these upgraded systems, which provide our drilling rigs with more varied capabilities for drilling in unconventional plays, as well as improve our efficiency and safety. An iron roughneck is machine which screws together or unscrews sections of the drill string in lieu of conventional tongs, thereby reducing the occurrence of repetitive motion injuries and improving efficiency. Mechanized catwalks are tubular handling machines used to raise drill pipe, drill collars and casing from the ground to the drilling rig floor. They reduce tubular transfer time, thereby increasing efficiency and decreasing customer costs. Skidding or walking systems increase efficiency by allowing multiple wells to be drilled on the same pad site and permitting the drilling rig to move between these wells without disassembly, thus reducing move times and costs.

We continue to modernize our asset base and have a fleet of 10 proprietary PeakeRigs. We are scheduled to receive six additional PeakeRigs by the fourth quarter of 2014 and an additional 10 by the fourth quarter of 2015. These rigs utilize state-of-the-art A/C power and control systems to improve drilling efficiency, include certain features to decrease well-to-well mobilization times and provide modern working environments, including joystick controls, touch-screen monitors and climate-controlled drillers’ cabins. All existing PeakeRigs and future new-build rigs will include top drives, iron roughnecks, walking systems and mechanized catwalks.

In addition to the enhancements we have made to our drilling rigs, we also have ancillary assets and personnel to provide an integrated drilling service for the customer. Nomac provides integrated directional drilling and mudlogging services in conventional and horizontal applications.

Drilling customers and contracts. For the quarter ended March 31, 2014 and the years ended December 31, 2012 and 2013, we derived 71%, 91% and 80% of our drilling revenues from Chesapeake and 29%, 9% and 20%

from third parties, respectively. Our customers, as operators of the wells that we service, engage us and pay our fees. To the extent that Chesapeake shares the costs of our services with its working interest partners, it seeks separate reimbursement of such shared costs through a joint interest billing. Following the spin-off, all of our drilling contracts with Chesapeake and third parties will be pursuant to drilling contracts. These contracts provide for drilling services on a well-by-well basis or for a term of a certain number of days or a certain number of wells. The specific terms of each request for other services are typically set forth in a field ticket or purchase or work order. As of March 31, 2014, all of our drilling contracts were daywork contracts. A daywork contract generally provides for a basic rate per day when drilling (the dayrate for our providing a rig and crew) and for lower rates when the rig is moving, or when drilling operations are interrupted or restricted by equipment breakdowns, adverse weather conditions or other certain conditions beyond our control. In addition, daywork contracts may provide for a lump-sum fee for the mobilization and demobilization of the rig, which in most cases approximates our incurred costs. We expect that all of our future contracts with Chesapeake and third parties will be daywork contracts.

Hydraulic Fracturing

Hydraulic fracturing services. Our hydraulic fracturing segment is operated through our wholly-owned subsidiary, PTL, and provides high-pressure hydraulic fracturing (or frac) services and other well stimulation services. Fracturing services are performed to enhance the production of oil and natural gas from formations having low permeability such that the natural flow of hydrocarbons to the surface is restricted. Hydraulic fracturing involves pumping fluid down a well casing or tubing under high pressure to cause the underground formation to crack, allowing the oil or natural gas to flow more freely. As of June 1, 2014, we owned nine hydraulic fracturing fleets with an aggregate of 360,000 horsepower and all nine of these fleets were contracted by Chesapeake in the Anadarko Basin and the Eagle Ford and Utica Shales. We have a tenth hydraulic fracturing fleet under construction which will add another 40,000 horsepower. We are actively evaluating opportunities to acquire additional fleets. We have significant expertise in the fracturing of multi-stage horizontal natural gas and liquids-rich wells in unconventional geological formations. In addition, our staff of equipment design specialists soon expects to be commissioning and bringing to market our next generation of blenders and hydration units capable of enhanced performance and reliability. We are also in final development phase of our next generation data acquisition system and well site monitoring trailer which consists of wireless operations between equipment and acquisition system. Our equipment consists of high pressure rated, premium hydraulic fracturing equipment especially suited for unconventional resource plays. Our equipment had an average age of 24 months as of June 1, 2014, which we believe to be among the newest in the industry. We averaged over 71 stages per fleet per month for the year ended December 31, 2013. For the quarter ended March 31, 2014, our hydraulic fracturing operating segment generated revenues of $201.6 million and Adjusted EBITDA of $19.5 million, representing 40% and 28% of our total revenues and Adjusted EBITDA, respectively. For the year ended December 31, 2013, our hydraulic fracturing operating segment generated revenues of $897.8 million and Adjusted EBITDA of $136.7 million, representing 41% and 37% of our total revenues and Adjusted EBITDA, respectively.

Hydraulic fracturing process. The fracturing process consists of pumping a fracturing fluid into a well at sufficient pressure to fracture the formation. Materials known as proppants, primarily sand or sand coated with resin, are suspended in the fracturing fluid and are pumped into the fracture to prop it open. The fracturing fluid is designed to “break,” or lose viscosity, and be forced out of the formation by its pressure, leaving the proppants suspended in the fractures.

Companies offering fracturing services typically own and operate fleets of mobile, high-pressure pumping systems and other heavy equipment. We refer to these pumping systems, each of which consists of a high pressure reciprocating pump, diesel engine, transmission and various hoses, valves, tanks and other supporting equipment, all typically mounted to a flat-bed trailer, as “fracturing units.” The group of fracturing units, other equipment and vehicles necessary to perform a typical fracturing job is referred to as a “fleet.” Each fleet typically consists of eight to 20 fracturing units, two or more blenders (one used as a backup), which blend the proppant and chemicals into the fracturing fluid, sand chiefs, which are large containers used to store sand on location, various vehicles used to transport sand, chemicals, gels and other materials, various service trucks and a monitoring van equipped with monitoring equipment and computers that control the fracturing process. The personnel assigned to each fleet are commonly referred to as a “crew.”

An important element of fracturing services is determining the proper fracturing fluid, proppants and injection program to maximize results. We employ field engineering personnel to provide technical evaluation and job design recommendations for customers as an integral element of our fracturing service. Technological developments in the industry over the past several years have focused on proppant density control, liquid gel concentrate capabilities, computer design and monitoring of jobs and cleanup properties for fracturing fluids.

Proppant and chemical supply. The proppant we use most frequently is uncoated sand. A reliable source of sand and the ability to deliver it to job sites quickly and efficiently are crucial to the success of our hydraulic fracturing business. This is particularly significant during periods in which there are shortages of sand, such as in late 2008. As activity in our industry has increased, demand for and prices of sand have increased significantly. We have entered into non-metallic mineral mining leases at potential sand mining sites in Wisconsin and we plan to self-source a majority of our sand supply by 2016, helping to mitigate future impact of sand price volatility. We have also entered into an agreement with a dedicated hydraulic fracturing sand carrier to ensure adequate truck transportation services for hauling our hydraulic fracturing sand from our regional distribution points to the wellsite, and we have entered into rail car leases for the bulk transportation of hydraulic fracturing sand by rail from the mine origins to our regional distribution hubs. We also possess and operate two strategically positioned sand storage and trans load facilities, one in Oklahoma with storage capacity of 140 million pounds and one in south Texas with 80 million pound capacity. Our south Texas facility is capable of multi-unit train acceptance which secures us more favorable rail rates and significantly reduces the number of rail car leases required to manage activity demand inventory as quicker turns on shipments are achieved via unit train delivery.

We purchase the fracturing fluid additives used in our hydraulic fracturing activities from third-party suppliers. The suppliers are responsible for storage, handling and compatibility of the chemicals used in the fracturing fluid. In addition to performing internal vendor environmental and operational quality control at the well site, we also require our suppliers to adhere to strict environmental and quality standards and to maintain minimum inventory levels at regional hubs, thus ensuring adequate supply for our hydraulic fracturing operations.

Hydraulic fracturing customers and contracts. All of our hydraulic fracturing services are currently performed for Chesapeake. Although following the spin-off we expect to provide services to third party E&P customers, we expect Chesapeake to remain our largest customer for the foreseeable future. We contract with Chesapeake pursuant to the Master Services Agreement that specifies payment terms, audit rights and insurance requirements and allocates certain operational risks through indemnity and similar provisions. We supplement these agreements for each engagement with a bid proposal, subject to customer acceptance, containing terms such as the estimated number of fracturing stages to be performed, pricing, quantities of products required, with horsepower and pressure ratings of the hydraulic fracturing fleets to be used. We are compensated based on the number of fracturing stages we complete and pricing is market-based.

Oilfield Rentals

Our oilfield rentals segment is operated through our wholly-owned subsidiary, GPOR, and provides premium rental tools and specialized services for land-based oil and natural gas drilling, completion and workover activities. We offer an extensive line of rental tools, including a full line of tubular products specifically designed for horizontal drilling and completion, with high-torque, premium-connection drill pipe, drill collars and tubing for rent that is supported through a sophisticated inspection, repair and refurbishment capability. Additionally, we offer surface rental equipment including blowout preventers, frac tanks, mud tanks and environmental containment that leverage all phases of the hydrocarbon extraction and production process. Our air drilling equipment and services enable extraction in select basins where segments of certain formations preclude the use of drilling fluid, permitting operators to drill through problematic zones without the risk of fluid absorption and damage to the wellbore. We also provide critical frac-support services, including rental and rig-up/rig-down of wellhead pressure control equipment (frac stacks), delivery of on-site frac water through a robust water transfer operation (including an industry-leading water transfer school) and monitoring and controlling of production returns through our testing and flowback business. As of June 1, 2014, we offered oilfield rental services in the Anadarko and Permian Basins and the Eagle Ford, Haynesville, Marcellus, Niobrara and Utica Shales. This broad geographic footprint gives us exposure to the preponderance of unconventional plays in the U.S., and allows us to optimize deployment of our equipment to regions of the greatest demand. For the quarter ended March 31, 2014, our oilfield rentals operating segment generated revenues of $35.9 million and Adjusted EBITDA of $9.2 million, representing 7% and 13% of our total revenues and Adjusted EBITDA, respectively. For the year ended December 31, 2013, our oilfield rentals operating segment generated revenues of $160.2 million and Adjusted EBITDA of $55.9 million, representing 7% and 15% of our total revenues and Adjusted EBITDA, respectively.

We provide a variety of surface and sub-surface rental equipment to our customers. We have various sizes of tubulars and related handling tools, providing a wide range of equipment for drilling at a wide range of well depths and conditions. In response to the growth in horizontal drilling, we have expanded our inventory of premium, high torque drill pipe, which also provides operators with the technical characteristics demanded by deeper wells and wells expected to encounter harsh geological conditions. Generally, our customers rent drill pipe for use in the lateral section of a horizontal well. These rental tools and related services are marketed through our internal sales force. Recently, the utilization rate of our oilfield rentals business has declined as Chesapeake’s demand for these assets has declined. Increasing the utilization of these assets by third party customers following the spin-off will be a key focus for our management. The majority of our equipment and tools are rented to our customers on a per day basis and are returned after use. Some oilfield rental services are provided without a written contract with the customer and most written contracts with customers are negotiated at the local field level, driving a high degree of local pricing variation as compared to many other oilfield services.

Oilfield Trucking

Our oilfield trucking segment provides drilling rig relocation and logistics services as well as water transport and disposal services. For the quarter ended March 31, 2014, our oilfield trucking operating segment generated revenues of $56.2 million and Adjusted EBITDA of $0.1 million, representing 11% and 1% of our total revenues and Adjusted EBITDA, respectively. For the year ended December 31, 2013, our oilfield trucking operating segment generated revenues of $244.4 million and Adjusted EBITDA of $29.2 million, representing 11% and 8% of our total revenues and Adjusted EBITDA, respectively.

Drilling rig relocation and logistics. Our drilling rig relocation and logistics services are operated through our wholly-owned subsidiary, Hodges, and provide heavy-duty trucks and equipment used in the movement of land drilling rigs. Hodges has been operating in the oilfield trucking industry for more than 80 years. Our fleet includes three-axle slick-back trucks, three- and four-axle winch trucks, gin-pole trucks, tandem trucks, trailers and forklifts. We also have a fleet of heavy-duty hydraulic cranes that range in capacity from 90 to 275 tons. Our trucks and equipment are designed and equipped to meet a variety of terrain and climate conditions. We have a state-of-the-art maintenance and fabrication facility staffed with certified personnel, and we have also created a standardized parts inventory, allowing us to fix problems in the field, minimizing downtime and cost. As of June 1, 2014, Hodges owned a fleet of 260 rig relocation trucks and 67 cranes and forklifts and operated in the Anadarko and Permian Basins and the Barnett, Eagle Ford, Haynesville, Marcellus and Utica Shales.

Water transport and disposal. Our water transport and disposal services are operated through our wholly-owned subsidiaries, OTS and GPOR. These subsidiaries provide a variety of fluid-related services that include transportation, storage, transfer and filtration of fluids used during the lifecycle of an oil or natural gas well. Drilling, completion, production and workover projects tend to use large amounts of fluids, and the trend toward multi-stage completions in horizontal wellbores has increased the variety and quantity of fluids used in these operations. We operate our water transport and disposal services from seven facilities located in Oklahoma, Ohio, Pennsylvania, Texas and West Virginia. Each of our water transport trucks is equipped to pump fluids from or into wells, pits, tanks and other storage facilities. Our frac tanks often serve as temporary storage prior and subsequent to the completion of a well. Our water transport services move fresh or produced water to the well site to be used in hydraulic fracturing during the completion of a well. We also provide filtration in conjunction with our water transport services when necessary. These water transport services complement our flowback and well testing operations as well as our line of environmental services. As of June 1, 2014, after giving pro forma effect to the Transactions, we owned a fleet of 145 water transport trucks that transport water to and from wells in the Anadarko Basin and Eagle Ford and Utica Shales.

Our Strengths

We believe the following competitive strengths will allow us to execute our business strategies successfully:

Expertise in unconventional resource plays. Since our inception, we have been an integrated part of Chesapeake, one of the most active developers of unconventional resources in the United States. We have organized our operations around providing this type of customer with integrated services, which are designed to increase the speed and efficiency in the development of their resources. Our deep understanding of “factory-style” development especially benefits high-volume, high-efficiency customers which are developing unconventional resources. We have used this expertise to develop relationships with some of the most highly regarded E&P companies and believe this expertise will allow us to broaden our relationships with existing customers and attract new customers.

Large integrated footprint in high activity basins and close proximity to our customers. As a result of our affiliation with Chesapeake and its extensive level of activity across multiple basins, we have established an integrated footprint and our operating personnel have a depth of expertise in each of our operating areas. Our footprint includes state-of-the-art equipment service centers, a broad network of newly constructed field offices, established supply chain networks and highly trained personnel. By virtue of our Oklahoma City headquarters, we live and work in immediate proximity to some of the most active U.S. unconventional resource developers which should allow us to take a hands on approach to customer relationships at all levels of our organization. This extensive infrastructure and close customer relationships, coupled with our heritage as part of one of the most active developers of unconventional resources in the U.S., enables us to anticipate our customers’ needs and quickly respond with highly efficient, integrated solutions which are already on-the-ground and best suited to address their challenges.

Modern, high quality asset base. Our modern and well maintained assets are capable of providing unique operational advantages to our customers. A majority of our Tier 1 and Tier 2 rigs are multi-well pad capable and well-suited for horizontal drilling in unconventional resource plays. Additionally, 18 out of our 20 Tier 1 rigs and 22 out of our 57 Tier 2 rigs include skidding or walking systems to improve pad drilling efficiency and we expect to upgrade 12 additional Tier 2 rigs with skidding or walking systems by mid-2014. Our fleet includes 10 proprietary PeakeRigs and we are building 16 additional PeakeRigs for use pursuant to long term contracts—ten for Chesapeake and six for third-party customers. Our hydraulic fracturing assets are among the newest in the industry with an average age of 24 months and capable of withstanding the demanding conditions typically presented by unconventional reservoirs. Our oilfield rentals and trucking assets are modern and well maintained. The quality of our asset base and our comprehensive maintenance program results in less downtime, low operating costs and safer operations, all of which are critical for drilling and hydraulic fracturing operations where assets are commonly utilized on a 24-hour per day, seven day per week basis.

Comprehensive service offerings. We provide a comprehensive range of land-based wellsite services across most major oil and natural gas basins in the U.S. Our services cover many of the activities needed for well construction and completion, from drilling to tool rental to water transportation. We provide extensive end-to-end integrated services for our customers aimed at reducing time spent on drilling and completion and their total wellhead cost. Our service offerings include drilling, hydraulic fracturing, rig relocation and water transport and disposal services. Our large geographic footprint allows us to react quickly to changes in demand for services and changes in the locations of potential and current customers. We believe our end-to-end integrated services solution and geographic footprint differentiates us and will allow us to broaden our relationships with existing customers and attract new ones.

Industry-leading contracted backlog providing robust visibility to our asset base. As of June 1, 2014, our contracted backlog through 2016 for drilling and hydraulic fracturing services was approximately $2.8 billion pursuant to contracts with multiple large, well-capitalized customers. We believe this is one of the largest contracted backlogs among all oilfield service companies operating in the U.S. today. This backlog provides robust visibility to our asset base for the next three years. Furthermore, this backlog provides us with ample time to enhance our business development organization, and to build and deepen our relationships with new and existing customers.

We have an experienced and skilled management team. The members of our management team have strong relationships in the oil and gas industry and have operated through numerous oilfield services business cycles. Our management team is led by our Chief Executive Officer, Jerry L. Winchester, who has over 30 years of industry experience, including 13 years of experience as the president and chief executive officer of Boots & Coots, a former publicly traded oilfield services company. This gives us valuable insight into our industry and a thorough understanding of customer requirements. Our management team has spent a majority of their respective careers at highly regarded oilfield services companies, such as Halliburton Company, Boots & Coots, Helmerich & Payne, Inc. and Schlumberger Limited. Our operations management team has an average of 23 years of industry experience. The other members of our management are seasoned operating, financial and administrative executives with extensive experience in and knowledge of the oilfield services industry.

Our Strategies

Our principal business objective is to profitably grow our business and to increase shareholder value. We expect to achieve this objective through execution of the following strategies:

Expand and develop relationships with existing and new third party customers. We intend to utilize our deep understanding of the needs of unconventional resource developers and our strategic position in some of the most active unconventional resource plays in the United States to continue to obtain new third party customers. We also intend to leverage our drilling relationships with our 20 existing third party drilling customers and our reputation for quality to provide additional services that are in demand, such as hydraulic fracturing and oilfield trucking. We are focused on serving large, highly respected unconventional resource developers and we intend to attract new customers while increasing our business with existing third party customers across regions and services. We believe the uniquely broad range of services we offer, as well as our diverse geographic footprint positions us well to attract new customers and cross-sell services to existing customers. Following the spin-off, we intend to devote significant business development resources to market all of our services, leverage existing relationships and expedite our growth potential. For example, we also intend to deploy unused capacity in our oilfield rentals business to fill third party demand and where we have established infrastructure, personnel and relationships in key areas of expected future E&P development, such as the Eagle Ford, Marcellus and Utica Shales. Moreover, we plan to continue to invest capital and move resources to meet our customers’ needs as drilling and well completion activity increases. We believe this strategy will strengthen our overall relationships with our customers and increase our market share.

Continue our strong business relationship with Chesapeake. We have built a strong partnership with Chesapeake from the field level up to the senior management level. Our regional offices and equipment yards are often located near Chesapeake field operations. We have intimate knowledge of Chesapeake’s needs and operating efficiencies within our operating regions. We believe we can continue to leverage these relationships as an independent company. Even while growing the percentage of our business attributable to third parties, we expect to continue to benefit from our strong relationship with Chesapeake as a valued customer.

Grow and enhance our asset base. Following the spin-off, we will have increased operational control of our business and no longer compete for capital with other Chesapeake businesses. We intend to accelerate the pace at which we upgrade our rigs and order new Tier 1 rigs. Currently, 90% of our Tier 1 rigs are, and we expect that 58% of our Tier 2 rigs will by mid 2014 be, multi-well pad-ready and able to meet the robust demands of E&P customers focused on unconventional resource development. Additionally, we are fabricating six additional proprietary PeakeRigs, which are expected to be delivered by the fourth quarter of 2014, and an additional ten by the fourth quarter of 2015. In our hydraulic fracturing segment, we are vertically integrating our operations through the acquisition of sand reserves and sand processing operations. In response to customer demand, we invested in innovative lay flat pipe for water transfer as an alternative to more expensive and time-consuming steel tubing. We currently expect to spend approximately $450 million in aggregate growth capital expenditures in 2014 and 2015. We believe that targeting the development of these high margin services offerings through geographic expansion, vertical integration and asset additions will provide us with greater returns on our investments and support future growth. We also intend to pursue opportunistic acquisitions, particularly within our hydraulic fracturing segment, to the extent complementary to our existing asset base.

Increase utilization of our oilfield rental assets. Due to a recent decline in Chesapeake’s drilling activity, we have an oversupply of oilfield rental assets. We plan to devote significant local business development resources to deploy unused capacity in our oilfield rental business. We believe we can leverage our relationships with third party drilling and hydraulic fracturing customers to increase the utilization of our oilfield rental assets in the near term. We will also devote significant marketing and other resources to attract new and retain existing oilfield rental customers. This type of asset provides our highest margins and highest returns on invested capital relative to our other services.

Leverage our unique asset base to build a highly efficient, integrated service model. We believe we are the only U.S. land-based oilfield service company that can leverage its asset base to provide an integrated, single-source drilling and completion solution for companies focused on unconventional resource plays. The experience gained as an integrated part of Chesapeake, one of the most active developers of unconventional resources in the United States, makes us unique, allowing us to offer an integrated solution that provides high service and efficiency levels across the drilling and completion lifecycle. This experience and knowledge allows us to offer our customers a significant cost and cycle time advantage by providing or coordinating the wide array of services and logistics required to drill and complete their wells. We also believe that over time our integrated service model will allow us to move from transactional supplier to strategic partner for a significant number of our customers.

Continue our industry leading safety performance. We are committed to maintaining and continually improving the safety, reliability and efficiency of our operations, which we believe is key to attracting new customers and maintaining relationships with our current customers, regulators and the communities in which we operate. As a result of our strong emphasis on training and safety protocols for our employees, we have one of the best safety records and reputations in the industry which helps us to attract and retain employees. We have a strong and improving Total Recordable Incidence Rate (TRIR) safety record even as our employee base has increased by almost 50% over the past three years. From the beginning of 2011 to 2013, our TRIR dropped by approximately 59% and our lost time incidents have decreased by 83%. In addition, all of our field-based employees are eligible to receive incentive pay based on satisfying safety standards, which we believe motivates them to continually maintain quality and safety. We have adopted rigorous processes and procedures to facilitate our compliance with environmental regulations and policies and expect to regularly conduct third party assessments to identify areas for improvement. We work diligently to meet or exceed applicable safety and environmental regulations and we intend to continue to enhance our safety monitoring function as our business grows and operating conditions change.

Backlog

We maintain a backlog of contract revenues under our contracts for the provision of drilling and hydraulic fracturing services. Our backlog as of June 1, 2014 was approximately $2.8 billion. We calculate our contract drilling backlog by multiplying the day rate under our contracts by the number of days remaining under the contract. We calculate our hydraulic fracturing backlog by multiplying the rate per stage by the number of guaranteed stages remaining under the contract. The backlog calculation does not include any reduction in revenues related to mobilization or demobilization, nor does it include potential reductions in rates for unscheduled standby or during periods in which the rig is moving, on standby or incurring maintenance and repair time in excess of what is permitted under the drilling contract. In addition, many of our third party contracts are subject to termination by the customer on short notice and provide for an early termination payment to us in the event that the contract is terminated by the customer. As a result, revenues could differ materially from the backlog amounts presented. Please read “Risk Factors — Our current backlog of contract drilling and hydraulic fracturing revenue may not be fully realized.”

As of June 1, 2014, we expect to recognize revenues from backlog as follows (in approximate millions):

	2014	2015	Thereafter
Backlog	$748.2	$1,026.4	$1,027.5

In connection with the spin-off, we are amending the Master Services Agreement, terminating the Services Agreement and entering into rig-specific daywork Drilling Agreements and the New Services Agreements. Please read “Relationship with Chesapeake After the Spin-off—Agreements between Chesapeake and Us.”

Customers and Competition

The markets in which we operate are highly competitive. Chesapeake and our other customers pay us market-based rates for the services we provide. To the extent that competitive conditions increase and prices for the services and products we provide decrease, we may be required to charge Chesapeake and our other customers less for such products and services.

We are currently a party to the Master Services Agreement with Chesapeake, pursuant to which we provide drilling and other services and supply materials and equipment to Chesapeake and we are a party to the Services Agreement with Chesapeake under which Chesapeake agreed to guarantee the utilization of a portion of our drilling rig and hydraulic fracturing fleets during the term of the agreement. The Master Services Agreement contains general terms and provisions, specifies payment terms, audit rights and insurance requirements and allocates certain operational risks through indemnity and similar provisions. Under the Services Agreement, Chesapeake guarantees that it will operate, on a daywork basis at market-based rates, the lesser of 75 of our drilling rigs or 80% of our operational drilling rig fleet, each referred to as a “committed rig,” subject to reduction for each of our drilling rigs that is operated by a third-party customer. If Chesapeake does not meet its rig commitment, it is required to pay us a non-utilization fee. For each day that a committed rig is not operated, Chesapeake is required to pay us our average daily operating cost for our operating drilling rigs for the preceding 30 days, plus 20%, and in no event less than $6,600 per day. We recorded $2.4 million in revenues for non-utilization fees pursuant to the Services Agreement for the year ended December 31, 2013. We did not record any revenues for non-utilization for the three months ended March 31, 2014 or the years ended December 31, 2012 and 2011.

Under the Services Agreement, Chesapeake guarantees that each month it will utilize a number of our operational hydraulic fracturing fleets, up to a maximum of 13 fleets, to complete a minimum aggregate number of fracturing stages equal to 25 stages per month at market-based rates, times the average number of our operational hydraulic fracturing fleets during such month, each referred to as a “committed stage,” subject to reduction for each stage that we perform for a third-party customer during such month. If Chesapeake does not meet its stage commitment, it is required to pay us a non-utilization fee equal to $40,000 for each committed stage not performed. We did not receive any non-utilization fees pursuant to the agreement for the three months ended March 31, 2014 or the years ended December 31, 2013, 2012 and 2011.

In connection with the spin-off, we intend to supplement the Master Services Agreement with the New Services Agreements and terminate the Services Agreement. We intend to enter into the Drilling Agreements with respect to drilling services to be provided to Chesapeake following the spin-off. Please read “Relationship with Chesapeake After the Spin-off—Agreements between Chesapeake and Us.”

Following the spin-off, we will face increased competition as we try to diversify our customer base and increase utilization of our service offerings.

We currently anticipate that our competitors in each of our operating segments will include:

•	Drilling—Helmerich & Payne, Inc., Patterson-UTI Energy, Inc., Trinidad Drilling Ltd., Nabors Industries Ltd., Pioneer Energy Services, Precision Drilling Corporation and a significant number of other competitors with national, regional or local rig operations.

•	Hydraulic Fracturing—Halliburton Company, Schlumberger Limited, Baker Hughes Incorporated, FTS International, Inc., C&J Energy Services, Inc. and several other competitors with national, regional or local hydraulic fracturing operations.

•	Oilfield Rentals—Key Energy Services, Inc., RPC, Inc., Oil States International, Inc., Baker Oil Tools, Weatherford International, Basic Energy Services, Superior Energy Services, Quail Tools (owned by Parker Drilling Company), Knight Oil Tools and several other competitors with national, regional or local tool rental operations.

•	Oilfield Trucking—Basic Energy Services, Inc., Key Energy Services, Inc., Superior Energy Services and several other competitors with national, regional or local trucking operations.

Suppliers

We purchase a wide variety of raw materials, parts and components that are made by other manufacturers and suppliers for our use. We are not dependent on any single source of supply for those parts, supplies or materials.

For our drilling rigs, we generally purchase individual components from reputable original equipment manufacturers and then assemble and commission the rigs ourselves at an internal facility, which we believe results in cost savings and higher quality. Occasionally, we may purchase a full rig package from an outside vendor if such package provides technical and commercial advantages over our in-house approach.

We have purchased the majority of our hydraulic fracturing units from FTS International and United Engines. We purchase the raw materials we use in our hydraulic fracturing operations, such as sand, chemicals and diesel fuel, from a variety of suppliers throughout the U.S. We have entered into non-metallic mineral mining leases at sand mining sites in Wisconsin and we expect to complete construction on a frac sand facility by 2016.

To date, we have generally been able to obtain on a timely basis the equipment, parts and supplies necessary to support our operations. Where we currently source materials from one supplier, we believe that we will be able to make satisfactory alternative arrangements in the event of interruption of supply. However, given the limited number of suppliers of certain of our raw materials, we may not always be able to make alternative arrangements should one of our supplier’s fail to deliver or timely deliver our materials.

Employees

At every level of our operations, our employees are critical to our success and committed to operational excellence. Our senior management team has extensive experience building, acquiring and managing oilfield services and other assets. Their focus is on optimizing our business and expanding operations. On an operations level, our supervisory and field personnel are empowered with the training, tools and confidence required to succeed in their jobs. As of June 1, 2013, we employed approximately 5,100 people. None of these employees is covered by collective bargaining agreements, and we and Chesapeake consider our relationships with our employees to be good.

Properties

We conduct our operations out of a number of field offices, yards, shops, terminals and other facilities principally located in Ohio, Oklahoma, Pennsylvania, Texas, West Virginia and Wyoming. Each of these facilities is currently leased from Chesapeake pursuant to our facilities lease agreement or directly from a third party. Following the spin-off, we will own the facilities we currently lease from Chesapeake. We do not believe that any one of these facilities is individually material to our operations.

Risk Management and Insurance

The oilfield services business involves a variety of operating risks, including the risk of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental hazards such as oil spills, natural gas leaks, ruptures or discharges of toxic gases. If any of these should occur, we could incur legal defense costs and could suffer substantial losses due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties, and suspension of operations. Our horizontal and deep drilling activities involve greater risk of mechanical problems than vertical and shallow drilling operations.

Through Chesapeake, we are covered under policies of insurance that we believe are customary in the industry with customary deductibles or self-insured retentions. However, there are no assurances that this insurance will be adequate to cover all losses or exposure to liability. We carry a $460 million comprehensive general liability umbrella policy and a $150 million pollution liability policy. We provide workers’ compensation insurance coverage to employees in all states in which we operate. While we believe these policies are customary in the industry, they do not provide complete coverage against all operating risks. In addition, our insurance does not cover penalties or fines that may be assessed by a governmental authority. A loss not fully covered by insurance could have a material adverse effect on our financial position, results of operations and cash flows. Moreover, these policies also cover properties and operations of Chesapeake unrelated to our properties or operations. To the extent proceeds from such policies are used to cover losses in Chesapeake’s other operations, such coverage may not be available to cover losses relating to our operations. The insurance coverage that we maintain may not be sufficient to cover every claim made against us or may not be commercially available for purchase in the future. Also, in the past, insurance rates have been subject to wide fluctuation, and changes in coverage could result in less coverage, increases in cost or higher deductibles and self-insured retentions. Following the spin-off, we will obtain our own insurance in amounts customary in the industry although we will continue to have coverage under certain of Chesapeake’s policies for matters that occurred prior to the spin-off.

Our Master Services Agreement includes certain indemnification provisions for losses resulting from operations. Generally, we take responsibility for our own people and property while Chesapeake takes responsibility for its own people, property and liabilities related to the well and subsurface operations, regardless of either party’s negligence or fault. For example, our Master Services Agreement provides that Chesapeake assume liability for (a) damage to the hole, including the cost to re-drill; (b) damages or claims arising from loss of control of a well or a blowout; (c) damage to the reservoir, geological formation or underground strata; (d) damages arising from the use of radioactive tools or any contamination resulting therefrom; (e) damages arising from pollution or contamination (other than surface spills attributable to our negligence); (f) liability arising from damage to, or escape of any substance from, any pipeline, vessel or storage or production facility; and (g) allegations of subsurface trespass.

In general, any material limitations on such contractual indemnity obligations of Chesapeake arise only by applicable state law or public policy. Many states place limitations on contractual indemnity agreements, particularly agreements that indemnify a party against the consequences of its own negligence. Furthermore, certain states, including Texas, Louisiana, New Mexico and Wyoming, have enacted statutes generally referred to as “oilfield anti-indemnity acts” expressly prohibiting certain indemnity agreements contained in or related to oilfield services agreements. Such oilfield anti-indemnity acts may restrict or void a party’s indemnification of us. Please read “Risk Factors—Risks Relating to Our Industry and Our Business—Oilfield anti-indemnity provisions enacted by many states may restrict or prohibit a party’s indemnification of us.”

Safety and Maintenance

Our business involves the operation of heavy and powerful equipment which can result in serious injuries to our employees and third parties and substantial damage to property and the environment. We have comprehensive environmental, health and safety (EHS) and training programs designed to reduce accidents in the workplace and improve the efficiency of our operations. In addition, our largest customer, Chesapeake, places great emphasis on EHS and quality management programs of its contractors. We believe that these factors will gain further importance in the future. We have directed substantial resources toward employee EHS and quality management training programs as well as our employee review process and have benefitted from steadily decreasing incident frequencies and severity.

Regulation of Operations

We operate under the jurisdiction of a number of federal, state and local regulatory bodies that regulate worker safety standards, the handling of hazardous materials, the transportation of explosives, the protection of the environment and driving standards of operation. Regulations concerning equipment certification create an ongoing need for regular maintenance that is incorporated into our daily operating procedures. See “Risk Factors—Risks Relating to Our Industry and Our Business.”

Among the services we provide, we operate as a motor carrier and therefore are subject to regulation by the U.S. Department of Transportation and by various state agencies. These regulatory authorities exercise broad powers, governing activities such as the authorization to engage in motor carrier operations and regulatory safety, financial reporting and certain mergers, consolidations and acquisitions. There are additional regulations specifically relating to the trucking industry, including testing and specification of equipment and product handling requirements. The trucking industry is subject to possible regulatory and legislative changes that may affect the economics of the industry by requiring changes in operating practices or by changing the demand for common or contract carrier services or the cost of providing truckload services. Some of these possible changes include increasingly stringent environmental regulations, changes in the hours of service regulations that govern the amount of time a driver may drive in any specific period, onboard black box recorder devices or limits on vehicle weight and size.

Interstate motor carrier operations are subject to safety requirements prescribed by the U.S. Department of Transportation. To a large degree, intrastate motor carrier operations are subject to safety regulations that mirror federal regulations. Such matters as weight and dimension of equipment are also subject to federal and state regulations. Department of Transportation regulations mandate drug testing of drivers.

From time to time, various legislative proposals are introduced, such as proposals to increase federal, state, or local taxes, including taxes on motor fuels, which may increase our costs or adversely impact the recruitment of drivers. We cannot predict whether, or in what form, any increase in such taxes applicable to us will be enacted.

Environmental Matters

Our operations are subject to various federal, state and local environmental, health and safety laws and regulations pertaining to the release, emission or discharge of materials into the environment, the generation, storage, transportation, handling and disposal of materials (including solid and hazardous wastes), the safety of employees, or otherwise relating to pollution, preservation, remediation or protection of human health and safety, natural resources, wildlife or the environment. Federal environmental, health and safety laws that govern our operations include the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), the Clean Water Act, the Safe Drinking Water Act (SDWA), the Clean Air Act, the Resource Conservation and Recovery Act (RCRA), the Endangered Species Act, the Migratory Bird Treaty Act, and the regulations promulgated pursuant to such laws.

Federal laws, including CERCLA and analogous state laws, impose joint and several liability, without regard to fault or legality of the original conduct, on classes of persons who are considered responsible for releases of a hazardous substance into the environment. These persons include the current or former owner or operator of the site where the release occurred and persons that generated, disposed of or arranged for the disposal of hazardous substances at the site. CERCLA and analogous state laws also authorize the EPA, state environmental agencies and, in some cases, third parties to take action to mitigate, prevent or respond to threats to human health or the environment and to seek to recover the costs of such actions from responsible classes of persons.

Other federal and state laws, in particular RCRA, regulate hazardous and non-hazardous solid wastes. In the course of our operations, we generate petroleum hydrocarbon wastes and other maintenance wastes. We believe we are in material compliance with all regulations regarding the handling of wastes from our operations. Some of our wastes are not currently classified as hazardous wastes, but may in the future be designated as hazardous wastes and may thus become subject to more rigorous and costly compliance and disposal requirements. Such additional regulation could have a material adverse effect on our business.

We lease a number of properties that have been used as service yards in support of oil and natural gas exploration and production activities. Although we utilized operating and disposal practices that we considered to be standard in the industry at the time, repair and maintenance activities on rigs and equipment stored in these service yards may have resulted in the disposal or release of hydrocarbons or other wastes, including Naturally Occurring Radioactive Material, or NORM, at or from these yards or at or from other locations where these wastes have been taken for treatment, storage or disposal. In addition, we lease properties that in the past were operated by third parties whose operations were not under our control. These properties and the hydrocarbons or hazardous substances handled thereon may be subject to CERCLA, RCRA and analogous state laws. Under these type of laws, we could be required to remove or remediate previously released hazardous substances, wastes or property contamination.

Our operations are subject to the federal Clean Air Act and comparable state laws and regulations. These laws and regulations regulate emissions of air pollutants from various industrial sources, including our non-road mobile engines, and impose various monitoring and reporting requirements. In 2012, the EPA published final New Source Performance Standards (NSPS) and National Emissions Standards for Hazardous Air Pollutants (NESHAP) that amended the existing NSPS and NESHAP standards for oil and gas facilities, and created new NSPS standards for oil and gas production, transmission and distribution facilities. Among other things, these final rules require the reduction of volatile organic compound emissions from natural gas wells through the use of reduced emission completions or “green completions” on all hydraulically fractured wells constructed or refractured after January 1, 2015. Further, the final rules under NESHAP include maximum achievable control technology (MACT) standards for “small” glycol dehydrators that are located at major sources of hazardous air pollutants and modifications to the leak detection standards for valves. At the industry’s urging, the EPA has amended portions of these rules in 2013 and continues to evaluate additional changes. Compliance with the increasingly stringent emissions regulations may result in increased costs as we continue to grow. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with air permits or other requirements of the federal Clean Air Act and associated state laws and regulations.

The Federal Water Pollution Control Act (Clean Water Act) and resulting regulations, which are primarily implemented through a system of permits, also govern the discharge of certain contaminants into waters of the United States. Sanctions for failure to comply strictly with the Clean Water Act are generally resolved by payment of fines and correction of any identified deficiencies. However, regulatory agencies could require us to cease construction or operation of certain facilities or to cease hauling wastewaters to facilities owned by others that are the source of water discharges. In addition, the Federal Oil Pollution Act of 1990 (OPA) and resulting regulations impose a variety of obligations on responsible parties related to the prevention of oil spills and liability for damages resulting from such spills in waters of the United States. The term “waters of the United States” has been broadly defined to include inland water bodies, including wetlands and intermittent streams. The OPA assigns joint and several strict liability to each responsible party for oil removal costs and a variety of public and private damages. The OPA also imposes ongoing requirements on a responsible party, including the preparation of oil spill response plans and proof of financial responsibility to cover environmental cleanup and restoration costs that could be incurred in connection with an oil spill.

The Safe Drinking Water Act (SDWA) and comparable local and state provisions restrict the disposal, treatment or release of water produced or used during oil and gas development. Subsurface emplacement of fluids (including disposal wells or enhanced oil recovery) is governed by federal or state regulatory authorities that, in some cases, includes the state oil and gas regulatory authority or the state’s environmental authority. These regulations may increase the costs of compliance for some facilities.

We also seek to manage environmental liability risks through provisions in our contracts with our customers that allocate risks relating to surface activities associated with the fracturing process to us and risks relating to “down-hole” liabilities to our customers. Our contracts generally require our customers to indemnify us against pollution and environmental damages originating below the surface of the ground or arising out of water disposal, or otherwise caused by the customer, other contractors or other third parties. In turn, our contracts generally require us to indemnify our customers for pollution and environmental damages originating at or above the surface caused solely by us. We seek to maintain consistent risk-allocation and indemnification provisions in our customer agreements to the greatest extent possible. Some of our contracts may, however, contain less explicit indemnification provisions, which would typically provide that each party will indemnify the other against liabilities to third parties resulting from the indemnifying party’s actions, except to the extent such liability results from the indemnified party’s gross negligence, willful misconduct or intentional act.

Federal and state occupational safety and health laws require us to organize and maintain information about hazardous materials used, released or produced in our operations. Certain portions of this information must be provided to employees, state and local governmental authorities and local citizens. We are also subject to the requirements and reporting set forth in federal workplace standards.

We have made and will continue to make expenditures to comply with environmental, health and safety regulations and requirements. These are necessary business costs in the oilfield services industry. Although we are not fully insured against all environmental, health and safety risks, and our insurance does not cover any penalties or fines that may be issued by a governmental authority, we maintain insurance coverage which we believe is customary in the industry. Moreover, it is possible that other developments, such as stricter and more comprehensive environmental, health and safety laws and regulations, as well as claims for damages to property or persons, resulting from company operations, could result in substantial costs and liabilities, including administrative, civil and criminal penalties, to us. We believe that we are in material compliance with applicable environmental, health and safety laws and regulations. We believe that the cost of maintaining compliance with these law and regulations will not have a material adverse effect on our business, financial position and results of operation, but new or more stringent regulations could increase the cost of doing business and could have a material adverse effect on our business. Moreover, accidental releases or spills may occur in the course of our operations, causing us to incur significant costs and liabilities, including for third-party claims for damage to property and natural resources or personal injury. Please read “Risk Factors—Risks Relating to Our Industry and Our Business.”

Hydraulic Fracturing. Vast quantities of oil, natural gas liquids and natural gas deposits exist in deep unconventional formations. It is customary in our industry to recover these resources from these deep formations through the use of hydraulic fracturing, combined with horizontal drilling. Hydraulic fracturing is the process of creating or expanding cracks, or fractures, in deep underground formations using water, sand and other additives pumped under high pressure into the formation. These formations are generally geologically separated and isolated from fresh ground water supplies by thousands of feet of impermeable rock layers.

Legislative, regulatory and enforcement efforts at the federal level and in some states have been initiated to require or make more stringent the permitting and compliance requirements for our oilfield services, including hydraulic fracturing. Hydraulic fracturing is typically regulated by state oil and gas commissions. However, the EPA has asserted federal regulatory authority over hydraulic fracturing involving diesel fuels under the Safe Drinking Water Act’s Underground Injection Control Program and has released final guidance regarding the process for obtaining a permit for hydraulic fracturing involving diesel fuel. We believe that the guidance would not materially affect our operations because we do not currently use diesel fuel in connection with our hydraulic fracturing. The EPA also has commenced a study of the potential impacts of hydraulic fracturing activities on drinking water resources, with a progress report released in late 2012 and a final draft report expected to be released for public comment and peer review in late 2014. In addition, the Bureau of Land Management (BLM) has announced its intention to publish, by the end of 2014, revised rules that would impose new requirements on hydraulic fracturing operations conducted on federal lands, including the disclosure of chemical additives used. The results of the EPA’s guidance, including its definition of diesel fuel, the EPA’s study, the BLM’s proposed rules and other analyses by federal and state agencies to assess the impacts of hydraulic fracturing could each spur further action towards federal and/or state legislation and regulation of hydraulic fracturing activities.

Also, legislation has been introduced in Congress to provide for federal regulation of hydraulic fracturing and to require disclosure of the chemicals used in the fracturing process. At this time, it is not possible to estimate the potential impact on our business of these state actions or the enactment of additional federal or state legislation or regulations affecting hydraulic fracturing. In addition, there is a growing trend among states to require us to provide information about the chemicals and products we maintain on location and use during hydraulic fracturing activities. Many of these laws and regulations require that we disclose information about the chemicals and products, including, in some instances, confidential and/or proprietary information. In certain cases, these chemicals and products are manufactured and/or imported by third parties and we therefore must rely upon such third parties for such information. Compliance or the consequences of any failure to comply by us could have a material adverse effect on our business, financial condition and operational results. Please read “Risk Factors—Risks Relating to Our Industry and Our Business.”

Climate Change. Various state governments and regional organizations comprising state governments are considering enacting new legislation and promulgating new regulations governing or restricting the emission of greenhouse gases from stationary sources such as our equipment and operations. Legislative and regulatory proposals for restricting greenhouse gas emissions or otherwise addressing climate change could require us to incur additional operating costs and could adversely affect the oil and natural gas industry and, therefore, could reduce the demand for our products and services. The potential increase in our operating costs could include new or increased costs to obtain permits, operate and maintain our equipment and facilities, install new emission controls on our equipment and facilities, acquire allowances to authorize our greenhouse gas emissions, pay taxes related to our greenhouse gas emissions and administer and manage a greenhouse gas emissions program. Moreover, incentives to conserve energy or use alternative energy sources could reduce demand for oil, natural gas liquids and natural gas. The EPA and the National Highway Traffic Safety Administration announced their intent to propose coordinated rules to regulate greenhouse gas emissions from heavy-duty engines and vehicles, and light-duty vehicles. Even without federal legislation or regulation of greenhouse gas emissions, states may pursue the issue either directly or indirectly. Restrictions on emissions of methane or carbon dioxide that may be imposed in various states could adversely affect the oil and natural gas industry and, therefore, could reduce the demand for our products and services.

Cyclical Nature of Industry

We operate in a highly cyclical industry. The main factor influencing demand for oilfield services is the level of drilling activity by E&P companies, which in turn depends largely on current and anticipated future crude oil and natural gas prices and production depletion rates. The most critical factor in assessing the outlook for the industry is the worldwide supply and demand for oil and the domestic supply and demand for natural gas. Demand for oil and natural gas is cyclical and is subject to large and rapid fluctuations. This is primarily because the industry is driven by commodity demand and corresponding price increases. When oil and natural gas price increases occur, producers increase their capital expenditures, which generally results in greater revenues and profits for oilfield service companies. The increased capital expenditures also ultimately result in greater production, which historically has resulted in increased supplies and reduced prices that, in turn, tends to reduce demand for oilfield services. For these reasons, our results of operations may fluctuate from quarter to quarter and from year to year, and these fluctuations may distort period-to-period comparisons of our results of operations. Please read “Risk Factors—Risks Relating to Our Industry and Our Business—Demand for services in our industry is cyclical and depends on drilling and completion spending by Chesapeake and other E&P companies in the U.S., and the level of such activity is cyclical.”

Legal Proceedings

We are subject to various legal proceedings and claims arising in the ordinary course of our business. Our management does not expect the outcome of any of these known legal proceedings, individually or collectively, to have a material adverse effect on our financial condition or results of operations.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In connection with the spin-off, we intend to enter into several agreements with Chesapeake to define our ongoing relationship with Chesapeake after the spin-off. These agreements will, among other things, allocate responsibility for obligations arising before and after the distribution date, including, among others, obligations relating to our employees, various transition services and taxes. We also have historical agreements with Chesapeake that will continue after the spin-off. For more information about those agreements and our historical relationship with Chesapeake, please read “Relationship with Chesapeake After the Spin-Off.”

Related Person Transactions Policies and Procedures

We expect that our board of directors will adopt a policy, which will be made available on our website on or prior to the distribution date, providing for the review, by the Audit Committee of our Board of Directors, of any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) we (or any of our subsidiaries) are a participant and (3) any of our directors, executive officers, or greater than 5% shareholders, or any of their immediate family members, has or will have a material direct or indirect interest. We expect that the Audit Committee would approve or ratify only those transactions that it determines in good faith are in, or are not inconsistent with, the best interests of us and our shareholders. We refer to any such transaction as a related person transaction. In addition to this policy, our Code of Business Conduct and Ethics, which will be available on our website on or prior to the distribution date, will have specific provisions addressing actual and potential conflicts of interest. Our Code of Business Conduct and Ethics will provide that all directors, officers and employees must ensure that business decisions they make and actions they take on behalf of our company are not influenced by personal considerations or personal relationships and will require appropriate disclosures of potential conflicts of interest.

RELATIONSHIP WITH CHESAPEAKE AFTER THE SPIN-OFF

Historical Relationship with Chesapeake

We are currently an indirect, wholly-owned subsidiary of Chesapeake. As a result of our relationship with Chesapeake, in the ordinary course of our business, we and our subsidiaries have received various services provided by Chesapeake and some of its other subsidiaries, including internal accounting, information technology and systems, legal, tax, internal audit, human resources, provision of office and yard space, risk management, treasury and other services. Our historical financial statements include allocations by Chesapeake of a portion of its overhead costs related to those services. These cost allocations have been determined on a basis that we and Chesapeake consider to be reasonable reflections of the use of those services. We also have had historical agreements with Chesapeake which are further described below.

Chesapeake’s Distribution of Our Stock

Chesapeake is our indirect parent company. Chesapeake Oilfield Operating, L.L.C. was formed in September 2011 as an Oklahoma limited liability company. Immediately prior to completion of the spin-off, Chesapeake Oilfield Operating, L.L.C. will convert into a corporation and all of its assets, operations and liabilities will be vested in SSE. Our sole member is currently COSH, which itself is directly owned by Chesapeake Operating, Inc., or COI, a direct subsidiary of Chesapeake. COI’s sole director is an executive officer of Chesapeake. Our initial board of directors has been approved by our sole member, which is controlled by Chesapeake. Immediately prior to the spin-off, COS will distribute all of its shares of our common stock to COI, which will immediately thereafter distribute such shares to Chesapeake. In the spin-off, Chesapeake is distributing 100% of our common stock to its shareholders in a transaction that is intended to be tax-free to us and such shareholders for U.S. federal income tax purposes (other than with respect to any cash received in lieu of fractional shares). The spin-off is subject to a number of conditions, some of which are more fully described under “The Spin-Off—Spin-Off Conditions and Termination.”

Agreements Between Chesapeake and Us

In the discussion that follows, we have described the material provisions of agreements we have entered into or intend to enter into with Chesapeake. The descriptions of those agreements are not complete and are qualified by reference to the terms of the agreements, the forms of which will be filed as exhibits to the Registration Statement on Form 10 of which this information statement is a part. We encourage you to read the full text of those agreements. We have or will enter into those agreements in the context of our relationship as a wholly-owned subsidiary of Chesapeake.

Master Separation Agreement

The master separation agreement to be entered into between Chesapeake and us will govern the separation of our businesses from Chesapeake, the subsequent distribution of our shares to Chesapeake shareholders and other matters related to Chesapeake’s relationship with us.

The Separation. To effect the separation, SSE and Chesapeake will execute a series of transactions which will cause us to succeed to the assets of our business as described in this information statement. We will also succeed to, and have agreed to perform and fulfill, the liabilities described below. In particular, the master separation agreement will generally provide that, upon completion of the spin-off:

•	we will directly or indirectly hold:

•	all of the assets owned by Chesapeake or any of its subsidiaries which are reflected on our most recent pro forma combined balance sheet set forth in this information statement, or subsequently-acquired or created assets that would have been reflected on a later-dated balance sheet, and

•	all other assets held by us, Chesapeake, or any of our respective subsidiaries used primarily in or that primarily relate to our business on or prior to the date of the spin-off, subject to certain exceptions;

•	we will be subject to:

•	all outstanding liabilities reflected on our most recent pro forma, as adjusted combined balance sheet set forth in this information statement, or subsequently-incurred or accrued liabilities that would have been reflected on a later-dated balance sheet,

•	liabilities to the extent relating to, arising out of or resulting from our post-spin-off operations, or any assets owned by us or our subsidiaries as of or after the spin-off, and

•	liabilities we have assumed under the master separation agreement and other ancillary agreements.

•	liabilities arising under our existing commercial agreements or preserved in the commercial agreements entered into in connection with the spin-off.

The master separation agreement will provide that capital stock, assets or liabilities that cannot legally be transferred or assumed prior to the spin-off will be transferred or assumed as soon as practicable following receipt of all necessary consents of third parties and regulatory approvals. In any such case, the master separation agreement will provide that the party retaining such capital stock, assets or liabilities will hold the capital stock or assets in trust for the use and benefit of, or retain the liabilities for the account of, the party entitled to the capital stock, assets or liabilities (at the expense of that party), until the transfer or assumption can be completed. The party retaining the capital stock, assets or liabilities will also take any action reasonably requested by the other party in order to place the other party in the same position as would have existed if the transfer or assumption had been completed. Based on the third-party consents and approvals we have already received, we do not anticipate that these provisions will be relied on for any material items.

Except as set forth in the master separation agreement, no party will make any representation or warranty as to the companies, capital stock, assets or liabilities transferred or assumed as a part of the separation and any assets that may be transferred will be transferred on an “as is, where is” basis. As a result, we and Chesapeake will each agree to bear the economic and legal risks that any conveyances of capital stock or assets are insufficient to vest good and marketable title to such capital stock or assets, as the case may be, in the party who should have title under the master separation agreement. The master separation agreement will also provide that the spin-off is subject to the conditions described under “The Spin-Off—Spin-Off Conditions and Termination”.

Surety Instruments and Guarantees. The master separation agreement will require that we and Chesapeake use our commercially reasonable efforts to terminate (or have us or one of our subsidiaries substituted for Chesapeake, or Chesapeake or one of its subsidiaries substituted for us, as applicable, under) all existing guarantees by one party of obligations relating to the business of the other party, including financial, performance and other guarantee obligations. We will also agree with Chesapeake that, except with respect to certain letters of credit or surety instruments we and Chesapeake agree to maintain following the spin-off, we will use our commercially reasonable efforts to have us or one of our subsidiaries substituted for Chesapeake under letters of credit or other surety instruments issued by third parties for the account of Chesapeake or any of its subsidiaries but on behalf of our business. In the event we are unable to be substituted under existing surety instruments or issue replacement surety instruments, we will otherwise reach agreement with Chesapeake prior to the spin-off to satisfy any requirements for surety instruments and will indemnify Chesapeake for the value of the applicable instruments. With respect to surety instruments we and Chesapeake agree to maintain following the spin-off, we will be responsible for that portion of the premium reasonably allocated to us by Chesapeake.

Insurance. The master separation agreement will provide that, to the extent permitted by the terms of the applicable policy, we and our directors, officers and employees will continue to have (as successors-in-interest) all rights we and they had immediately prior to the spin-off, with respect to events that occurred prior to the spin-off, as a subsidiary, affiliate, division, director, officer or employee of Chesapeake under any Chesapeake insurance policy with a third-party carrier. Chesapeake will use commercially reasonable efforts to renew such insurance policies and to otherwise maintain the rights of such persons under such policies for a period of six years after the spin-off.

Intellectual Property. In connection with the separation, we will generally assign to Chesapeake all intellectual property rights other than intellectual property primarily used in our business or which was acquired, designed, licensed or developed at our request. We will also be permitted to use the “Chesapeake” and related trademarks for a period of 90 days after the spin-off.

Access to Information. Subject to applicable confidentiality provisions and other restrictions, we and Chesapeake will each give each other any information in our possession that the requesting party reasonably needs (1) to comply with requirements imposed on the requesting party by a governmental authority, (2) for use in any proceeding to satisfy audit, accounting, insurance claims, regulatory, litigation or other similar requirements, (3) to comply with its obligations under the master separation agreement and other ancillary agreements or (4) for any other significant business need as mutually determined in good faith by the parties.

Indemnification and Release. In general, under the master separation agreement, we will agree to indemnify Chesapeake and its representatives and affiliates against certain liabilities to the extent relating to, arising out of or resulting from:

•	our failure to discharge any of our liabilities or any of our agreements;

•	the operation of our business, whether before or after the spin-off; and

•	any untrue statement or alleged untrue statement of a material fact or material omission or alleged material omission in the offering memorandum relating to the New Senior Notes or this information statement, other than certain information relating to Chesapeake.

In general, under the master separation agreement, Chesapeake will agree to indemnify us and our representatives and affiliates against certain liabilities to the extent relating to, arising out of or resulting from:

•	the failure of Chesapeake to discharge any liability of Chesapeake;

•	the operation of Chesapeake’s business (other than our business), whether before or after the spin-off; and

•	any untrue statement or alleged untrue statement of a material fact or material omission or alleged material omission in the offering memorandum relating to the New Senior Notes or this information statement, only for certain information relating to Chesapeake.

Under the master separation agreement, we will generally release Chesapeake and its affiliates, agents, successors and assigns, and Chesapeake will generally release us and our affiliates, agents, successors and assigns, from any liabilities between us or our subsidiaries on the one hand, and Chesapeake or its subsidiaries on the other hand, arising from acts or events occurring on or before the spin-off, including acts or events occurring in connection with the separation or distribution. The general release does not apply to certain obligations, including obligations arising under the master separation agreement or any ancillary agreement.

Any indemnity payment will be net of insurance proceeds (excluding from captive insurance companies) and net of taxes. With respect to any indemnity claim for which it is reasonably likely that SSE has a right of recovery under an insurance plan maintained by Chesapeake, then prior to asserting such indemnity claim, SSE must seek recovery from insurance. The deadline for making an indemnity claim will be tolled until the insurance claim is resolved.

Termination. The master separation agreement will provide that it may be terminated at any time before the spin-off by Chesapeake in its sole discretion.

Tax Sharing Agreement

Prior to the spin-off, we and Chesapeake will enter into a tax sharing agreement that will govern our respective rights, responsibilities, and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and certain other matters regarding taxes. References in this summary description of the tax sharing agreement to the terms “tax” or “taxes” mean taxes as well as any interest, penalties, additions to tax or additional amounts in respect of such taxes.

Under the tax sharing agreement, we generally will be liable for and indemnify Chesapeake against all taxes attributable to our business and will be allocated all tax benefits attributable to such business and Chesapeake generally will be liable for and indemnify us against all taxes attributable to its other businesses and will be allocated all tax benefits attributable to such businesses.

Chesapeake generally will be responsible for preparing and filing all tax returns that include both taxes or tax benefits allocable to Chesapeake and taxes or tax benefits allocable to us. Chesapeake generally will be responsible for preparing and filing all tax returns that include only taxes or tax benefits allocable to Chesapeake, and we generally will be responsible for preparing and filing all tax returns that include only taxes or tax benefits allocable to us. However, we generally will not be permitted to take a position on any such tax return that is inconsistent with our or Chesapeake’s past practice.

The party responsible for preparing and filing a tax return generally will also have the authority to control all tax proceedings, including tax audits, involving any taxes or adjustment to taxes reported on such tax return, except that we may be entitled, in Chesapeake’s discretion, to control tax proceedings relating to tax returns prepared and filed by Chesapeake to the extent that such taxes or adjustments are allocable exclusively to us. The tax sharing agreement further provides for cooperation between us and Chesapeake with respect to tax matters, including the exchange of information and the retention of records that may affect our respective tax liabilities.

Finally, the tax sharing agreement will require that neither we nor any of our affiliates take or fail to take any action after the effective date of the tax sharing agreement that (i) would be inconsistent with or cause to be untrue any material, information, covenant or representation in any representation letters, tax opinions or IRS private letter ruling obtained by Chesapeake or (ii) would be inconsistent with the spin-off qualifying under Sections 355 and 368(a)(1)(D) of the Code.

Moreover, Chesapeake generally will be liable for and indemnify us for any taxes arising from the spin-off or certain related transactions that are imposed on us, Chesapeake or its other subsidiaries. However, we would be liable for and indemnify Chesapeake for any such taxes to the extent such taxes result from certain actions or failures to act by us that occur after the effective date of the tax sharing agreement.

Employee Matters Agreement

Prior to the spin-off, we and Chesapeake will enter into an employee matters agreement, which will provide that each of Chesapeake and SSE will have responsibility for its own employees and compensation plans. The agreement will also contain provisions concerning benefit protection for both SSE and Chesapeake employees, treatment of holders of Chesapeake stock options, restricted stock, restricted stock units and performance share units, and cooperation between us and Chesapeake in the sharing of employee information and maintenance of confidentiality.

Treatment of Retirement, Health and Welfare Plans. In general, our employees currently participate in various retirement, health and welfare, and other employee benefit plans. Following the spin-off, we anticipate that our employees will generally continue to participate in the same plans or will participate in similar plans and arrangements that we will establish and maintain. Pursuant to the employee matters agreement, effective as of the distribution date, we and Chesapeake will each retain responsibility for our respective employees and compensation plans.

Treatment of Stock-Based Awards. The employee matters agreement will also provide for the adjustments and replacement awards to be made with respect to options to purchase shares of Chesapeake common stock, Chesapeake shares of restricted stock, restricted stock units and performance share units, as described under “The Spin-Off—Treatment of Stock-Based Awards.”

Entitlement to Tax Deductions. We will be entitled to claim all tax deductions for compensation arising after the spin-off from the exercise of substitute SSE options, the vesting of SSE restricted stock, restricted stock units and performance share units held by current or former employees of ours, and Chesapeake will not claim any such deduction. Chesapeake will be entitled to claim all tax deductions for compensation arising after the spin-off from the exercise of adjusted Chesapeake options, the vesting of Chesapeake restricted stock, restricted stock units and performance share units held by current or former Chesapeake employees, and we will not claim any such deduction.

Transition Services Agreements

We and Chesapeake will enter into a Transition Services Agreement under which Chesapeake will provide and/or make available to us various administrative services and assets, for specified periods beginning on the distribution date. The services Chesapeake intends to provide us will include:

•	marketing and corporate communication services;

•	human resources services;

•	Information technology services;

•	security services;

•	risk management services;

•	tax services;

•	HSE services;

•	maintenance services;

•	internal audit services;

•	accounting services;

•	treasury services; and

•	certain other services specified in the agreement.

In addition, pursuant to the Transition Services Agreement, Chesapeake will continue to allow us access to certain of its facilities and other property for a period of time following the spin-off.

In consideration for such services, we will pay Chesapeake fees, a portion of which will be a flat fee, generally in amounts intended to allow Chesapeake to recover all of its direct and indirect costs incurred in providing those services.

The personnel performing services for us under the Transition Services Agreement will be employees and/or independent contractors of Chesapeake and will not be under our direction or control.

The Transition Services Agreement will also contain customary indemnification provisions.

The Transition Services Agreement will terminate upon cessation of all services provided thereunder.

Administrative Services Agreement

Chesapeake provides us with general and administrative services and the services of its employees pursuant to the Administrative Services Agreement. In return for the general and administrative services provided by Chesapeake, we reimburse Chesapeake on a monthly basis for the overhead expenses incurred by Chesapeake on our behalf in accordance with its current allocation policy, which includes actual out-of-pocket fees, costs and expenses incurred in connection with the provision of any of the services under the agreement, including the allocable portion of the wages and benefits of Chesapeake employees who perform services on our behalf. The Administrative Services Agreement has a five-year initial term ending October 25, 2016 and will thereafter automatically extend for successive one-year terms unless we or Chesapeake give written notice of termination at least one year prior to the end of a term.

In connection with the spin-off, we intend to terminate the Administrative Services Agreement and enter into the Transition Services Agreement as described under “—Transition Services Agreement.”

Master Services Agreement

We are a party to the Master Services Agreement, pursuant to which we provide drilling and other services and supply materials and equipment to Chesapeake. Drilling services are typically provided pursuant to daywork drilling contracts. The specific terms of each request for other services are typically set forth in a field ticket or purchase or work order. The Master Services Agreement contains general terms and provisions, including minimum insurance coverage amounts that we are required to maintain and confidentiality obligations with respect to Chesapeake’s business, and allocates certain operational risks between Chesapeake and us through indemnity provisions. The agreement will remain in effect until we or Chesapeake provide 30 days written notice of termination, although prior to completion of the spin-off such agreement may not be terminated during the term of the Services Agreement described below. We believe that our drilling contracts, field tickets or purchase or work orders with Chesapeake are substantially similar to those in prevailing industry contracts, specifically as they relate to pricing, liabilities and payment terms.

In connection with the spin-off, we intend to make an immaterial amendment to the Master Services Agreement. Additionally, we intend to supplement the Master Services Agreement with the New Services Agreements. Please read “—New Services Agreements.”

New Services Agreements

In connection with the spin-off, we intend to enter into services agreements which will supplement the Master Services Agreement. Under the New Services Agreement governing our provision of hydraulic fracturing services for Chesapeake, Chesapeake will be required to utilize the lesser of (i) seven, five and three of our pressure pumping crews in years one, two and three of the agreement, respectively, or (ii) fifty percent (50%) of the total number of all pressure pumping crews working for Chesapeake in all its operating regions during the respective year. Chesapeake will also be required to utilize our pressure pumping services for a minimum number of stages as set forth in the agreement. Chesapeake will be entitled to terminate the agreement in certain situations, including in the event we fail to materially comply with the overall quality of service provided by similar service providers. Additionally, Chesapeake’s requirement to utilize our services may be suspended in the event of a force majeure.

In connection with the spin-off, we also intend to enter into New Services Agreements with Chesapeake governing the provision of oilfield trucking, drilling rig relocation and logistics and oilfield rentals services similar to those we currently use for unaffiliated third party customers, if Chesapeake elects to use such services. Chesapeake is under no obligation to use such services from us. Each Agreement will be effective from July 1, 2014 through December 31, 2014, with an option to extend for an additional 90 days upon mutual agreement. Under each of such New Services Agreements, Chesapeake will have the option to terminate the agreement at any time upon 90 days prior written notice.

Drilling Agreements

In connection with the spin-off, we intend to enter into rig-specific daywork drilling contracts with Chesapeake for the provision of drilling services similar to those we currently use for unaffiliated customers. The Drilling Agreements will have a commencement date of July 1, 2014 and a term ranging from three months to three years. Chesapeake will have the right to terminate a Drilling Agreement in certain circumstances.

Services Agreement

We are a party to the Services Agreement with Chesapeake under which Chesapeake agreed to guarantee the utilization of a portion of our drilling rig and hydraulic fracturing fleets during the term of the agreement. Chesapeake guarantees that it will operate, on a daywork basis at market-based rates, the lesser of 75 of our drilling rigs or 80% of our operational drilling rig fleet, each referred to as a “committed rig,” subject to ratable reduction for each of our drilling rigs that is operated by a third-party customer. For each day that a committed rig is not operated, Chesapeake is required to pay us our average daily operating cost for our operating drilling rigs for the preceding 30 days, plus 20%, and in no event less than $6,600 per day. For each committed stage not performed, Chesapeake is required to pay us $40,000. We recorded $2.4 million in revenues for non-utilization fees pursuant to the agreement for the year ended December 31, 2013. We did not record any revenues for non-utilization for the quarter ended March 31, 2014 or the years ended December 31, 2012 and 2011. In addition, Chesapeake guaranteed that each month it would utilize a number of our operational hydraulic fracturing fleets, up to a maximum of 13 fleets, to complete a minimum aggregate number of fracturing stages equal to 25 stages per month at market-based rates, times the average number of our operational hydraulic fracturing fleets during such month, each referred to as a “committed stage,” subject to ratable reduction for each stage that we perform for a third-party customer during such month. We did not receive any non-utilization fees relating to hydraulic fracturing services pursuant to the agreement for the quarter ended March 31, 2014 or the years ended December 31, 2013, 2012 and 2011. In connection with the spin-off, we intend to terminate the Services Agreement.

Facilities Lease Agreement

We are a party to a master lease agreement with Chesapeake pursuant to which we lease a number of the yards and other physical facilities out of which we conduct our operations. The initial term of the lease agreement ends December 31, 2014, after which the agreement will automatically renew for successive one-year terms unless we or Chesapeake terminate it. During such evergreen period, the amount of rent charged by Chesapeake will increase by 2.5% each year. We make monthly payments to Chesapeake under the lease agreement in respect of rent and our proportionate share of maintenance, operating expenses, taxes and insurance.

Pursuant to the Master Separation Agreement, we will acquire the property subject to the Facilities Lease Agreement, and, accordingly, the facilities lease agreement will be terminated in connection with the spin-off.

Drilling Rig Lease Arrangement

In a series of transactions beginning in 2006, we sold 94 drilling rigs and related equipment to certain third parties, and Chesapeake, through one of its subsidiaries, entered into master lease agreements under which Chesapeake agreed to lease such rigs from the purchasers for initial terms ranging from 5 to 10 years pursuant to a drilling rig lease arrangement. We, in turn, leased such rigs from Chesapeake. In connection with the drilling rig lease arrangement, we obtained the right to repurchase the leased rigs by causing Chesapeake to purchase such rigs from the rig owners and then paying to Chesapeake the greater of the purchase price paid by Chesapeake and the current fair market value of the rig. In connection with the spin-off, we are eliminating all drilling rig lease arrangements, and we do not expect to enter into similar lease arrangements for our drilling rigs in the future. As of June 1, 2014, we had purchased all of our material active rigs that were subject to these lease arrangements. The remaining drilling rig lease arrangements relate to 11 idle rigs and 3 rigs that are not part of our long-term portfolio strategy. The leases for these rigs will expire by the end of 2014, after which we expect to return the rigs to the owner.

MANAGEMENT

Directors and Executive Officers

COO is an indirect, wholly-owned subsidiary of Chesapeake. Chesapeake has managed and conducted the business of COO through its wholly-owned subsidiaries, COI and COSH. Each of COSH and COO is a manager-managed limited liability company. COSH is the sole manager of COO. As sole manager of COSH, COI has authority to manage and conduct the business of COSH, which, as sole manager of COO, in turn has the authority to manage and conduct the business of COO. COI has a one-member board of directors comprised of Chief Financial Officer of Chesapeake. Upon the conversion of COI into a limited liability company, Chesapeake will be the sole manager of COI.

Board of Directors

Following the spin-off and COO’s conversion to a corporation, the business and affairs of SSE will be managed under the direction of its board of directors. The SSE certificate of incorporation and bylaws provide that the number of directors may be fixed by the board from time to time, provided that the certificate of incorporation provides that there must always be at least three directors and not more than nine directors. As of the initial listing of SSE’s common stock and the distribution date, the board of directors of SSE will consist of the individuals listed below (with their ages as of June 1, 2014). The present principal occupation or employment and five-year employment history of each individual (other than Mr. Winchester, our Chief Executive Officer, whose employment history follows the list of our executive officers below) follows the list below. Each of the individuals listed below is a citizen of the United States.

Name	Age
Anne-Marie N. Ainsworth	57
Jerry L. Winchester	54
Bob G. Alexander	80
Edward J. DiPaolo	61
Tucker Link	64
Marran H. Ogilvie	46
Ronnie Irani	57
Alvin Bernard Krongard	77

Ms. Ainsworth served as President and Chief Executive Officer and a member of the Board of Directors of the general partner of Oiltanking Partners, L.P. and as President and Chief Executive Officer of Oiltanking Holding Americas, Inc. from November 2012 to March 2014. Ms. Ainsworth previously held the position of Senior Vice President of Refining of Sunoco Inc. from November 2009 until March 2012. Prior to joining Sunoco, Ms. Ainsworth was employed by Motiva Enterprises, LLC, where she was the General Manager of the Motiva Norco Refinery in Norco, Louisiana from 2006 to 2009. From 2003 to 2006 Ms. Ainsworth was Director of Management Systems & Process Safety at Shell Oil Products U.S., and from 2000 to 2003 she was Vice President of Technical Assurance at Shell Deer Park Refining Company. Ms. Ainsworth holds a Master of Business Administration degree from Rice University, where she served as an adjunct professor from October 2000 to October 2009, and a Bachelor of Science degree in Chemical Engineering from the University of Toledo.

Mr. Alexander, a founder of Alexander Energy Corporation, served as its Chairman of the Board and Chief Executive Officer from 1980 until its sale to National Energy Group in 1996, at which time he became a director of National Energy Group, Inc. He later served as Chairman of the Board and Chief Executive Officer of National Energy Group from 1998 until its sale in 2006 to SandRidge Energy, Inc. Earlier in his career Mr. Alexander was Vice President and General Manager of the Northern Division of Reserve Oil, Inc. and President of Basin Drilling Corporation, both subsidiaries of Reserve Oil and Gas Company. Mr. Alexander currently serves on the Board of Directors of Transatlantic Petroleum Corporation, CVR Energy, Inc and

Chesapeake, although he will retire from the Chesapeake Board of Directors on June 13, 2014 at its annual meeting of shareholders. He also served on the Board of Directors of Quest Resource Corporation from June to August 2008. Mr. Alexander has served on numerous committees with the Independent Petroleum Association of America, the Oklahoma Independent Petroleum Association and the State of Oklahoma Energy Commission. Mr. Alexander received a Bachelor of Science degree in Geological Engineering from the University of Oklahoma.

Mr. DiPaolo has served as a Duff & Phelps Senior Advisor since 2011. Mr. DiPaolo was a Partner at Growth Capital Partners, L.P. for eight years. Prior to that, Mr. DiPaolo worked for more than 27 years at Halliburton Company where he held several positions. Mr. DiPaolo was a Group Senior Vice President of Global Business Development with Halliburton Company since from 1998 to 2002. Prior roles at Halliburton included serving as North American Regional Vice President and Far East Regional Vice President. In these roles he was responsible for overall operations of Halliburton Energy Services’ North America and Far East operations. Mr. DiPaolo currently serves on the Board of Directors of the following public companies: Evolution Petroleum Corporation, Willbros Group, Inc. and Eurasia Drilling Company. He also sits on several private company boards. He previously served as Interim Chairman of the Board of Directors of Boots & Coots Group. Mr. DiPaolo also served on Superior Well Services’ board prior to its sale to Nabors Industries, the Edgen Group board until it was sold to Sumitomo Corp and the Innicor Subsurface Technologies board prior to its sale to BJ Services. Mr. DiPaolo received a Bachelor of Science degree in Agricultural Engineering from West Virginia University in 1976 as well as an honorary doctorate degree. He also serves on the Advisory Board for the West Virginia University College of Engineering and is a member of the Society of Petroleum Engineers.

Mr. Link is the Chairman and founder of Knightsbridge Investments Limited. His investment interests and experience span oil exploration and production, chemicals, renewable energy, beef and cattle and real estate industries. He currently represents Knightsbridge interests in the following capacities: Chairman of Knightsbridge Chemicals, LTD Chairman of Knightsbridge Biofuels, LLC Chairman and Chief Executive Officer of Ecogy Biofuels, LLC. Mr. Link served as President and Chief Operating Officer of Nimir Group Limited, an international oil and petrochemical company with operations in South America, several Middle Eastern counties, northern Africa and Kazakhstan where he led a senior management buy-out of the company by Knightsbridge Investment Limited. He subsequently oversaw the sale of Knightsbridge’s oil interests to Maurel et Prom and the China National Petroleum Corporation. In previous assignments Mr. Link served in the roles of President and Chief Operating Officer of several financial institutions, the largest having $3.5 billion in assets. In his early career Mr. Link was a certified public accountant and audit division supervisor for KPMG, working primarily with financial institutions in the United States. Mr. Link holds a Bachelor degree with post-graduate credits from Oklahoma State University. He also holds a Certified Public Accountant designation (currently inactive) in the State of Oklahoma. Mr. Link currently serves as a Chairman of the Board of Regents for Oklahoma Agricultural and Mechanical Colleges, one of which is Oklahoma State University. Mr. Link received a Bachelor of Science degree in Accounting from Oklahoma State University.

Ms. Ogilvie currently serves as an Advisor to the Creditors Committee for the Lehman Brothers International (Europe) Administration, as a director and Chairman of the Compensation Committee of Zais Financial Corporate, an externally managed and advised real estate investment trust, as a director of Southwest Bancorp, Inc., a commercial bank with branches in Oklahoma, Texas and Kansas, and as a director of the Korea Fund, a non-diversified, closed-end investment company which invests in Korean companies. Prior to that, Ms. Ogilvie was a founding member of Ramius, LLC, an alternative investment management firm, where she served in various capacities from 1994 to 2009 before the firm’s merger with Cowen Group, Inc., a diversified financial services firm, including as Chief Operating Officer from 2007 to 2009 and General Counsel from 1997 to 2007. Following the merger, Ms. Ogilvie became Chief of Staff at Cowen Group, Inc. until 2010. Ms. Ogilvie received a Bachelor or Arts degree from the University of Oklahoma and a Juris Doctorate degree from St. John’s University.

Mr. Irani is President, Chief Executive Officer and Director of RKI Exploration & Production, LLC. Prior to forming RKI, Mr. Irani was Senior Vice President and General Manager of the Western US Business Unit for Dominion Resources, Inc., a Fortune 200 company. Prior to Dominion, Mr. Irani served in executive positions at Louis Dreyfus Natural Gas Corp. and Woods Petroleum Corporation, both NYSE-listed companies headquartered in Oklahoma City. Mr. Irani serves or has served in the past five years on the board of the Mewbourne School of Petroleum & Geological Engineering, and the Mewbourne College of Earth and Energy at the University of Oklahoma, the Interstate Oil & Gas Compact Commission and the Board of Visitors for International Programs at the University of Oklahoma. Mr. Irani is currently serving as Chairman of the Oklahoma Independent Petroleum Association and is a director and past Chairman of the Oklahoma Energy Resources Board. Mr. Irani also serves as Chairman of the Executive Committee of Sustaining Oklahoma’s Energy Resources. Mr. Irani is a founding board member and past Chairman of Oklahoma Energy Explorers. He has served on the board and is founder and past President of the India-U.S. Chamber of Commerce of Greater Oklahoma City. Mr. Irani is a member of Leadership Oklahoma and Leadership Oklahoma City. Mr. Irani received a Bachelor of Science degree in Chemistry from Bombay University, India. He also holds Bachelor and Master of Science degrees in Petroleum Engineering from the University of Oklahoma and a Master of Business Administration degree from Oklahoma City University. He additionally has completed the Executive Management Program offered by the IPAA in conjunction with Harvard University.

Mr. Krongard served as an Executive Director of the Central Intelligence Agency from 2001 to 2004 and also served as a Counselor to Director of Central Intelligence from February 1998 to March 2001. Prior to such time, Mr. Krongard served in various capacities at Alex.Brown, Incorporated, including as Chief Executive Officer and Chairman of the Board. Upon the merger of Alex.Brown with Bankers Trust Corporation in September 1997, Mr. Krongard became Vice Chairman of the Board of Bankers Trust Corporation and served in such capacity until joining the Central Intelligence Agency in 2001. He also served as a Non-Executive Chairman of PHH Corp from February 28, 2005 to June 10, 2009. Mr. Krongard serves as a Member of Board of Trustees of In-Q-Tel, Inc. He has been an independent director of Iridium Communications Inc. since August 9, 2006 and serves as its Member of Government Advisory Board. Mr. Krongard serves as Interim Chairman of the Johns Hopkins Health System. He has been a director at Under Armour, Inc. since July 2005 and has been its Lead Director since May 3, 2006. Mr. Krongard has also served as Director of Apollo Global Management, LLC since 2011. He served for three years of active duty as an Infantry Officer with the U.S. Marine Corps. Mr. Krongard received a Juris Doctorate degree, with Honors, from the University of Maryland School of Law in 1975 and an A.B. degree, with Honors, from Princeton University in 1958.

Executive Officers

The individuals listed below (with their ages as June 1, 2014) will serve as the executive officers of SSE or one or more of its subsidiaries as of the distribution date. The business address of each of the individuals listed below is c/o Seventy Seven Energy Inc., 777 N.W. 63rd Street, Oklahoma City, Oklahoma 73116. Each of the individuals listed below is a citizen of the United States. In connection with the spin-off, we intend to enter into employment agreements with each of our executive officers.

Name	Age	Position
Jerry L. Winchester	54	President and Chief Executive Officer
Cary D. Baetz	49	Chief Financial Officer and Treasurer
Karl Blanchard	55	Chief Operating Officer
James Minmier	50	President-Nomac Drilling, L.L.C.
William Stanger	60	President-Performance Technologies, L.L.C.

Mr. Winchester has served as our Chief Executive Officer since September 2011 and following the spin-off he will also serve as our President. From November 2010 to June 2011, Mr. Winchester served as the Vice President—Boots & Coots of Halliburton. From July 2002 to September 2010, Mr. Winchester served as the President and Chief Executive Officer of Boots & Coots International Well Control, Inc. (“Boots & Coots”), an

NYSE-listed oilfield services company specializing in providing integrated pressure control and related services. In addition, from 1998 until September 2010, Mr. Winchester served as a director of Boots & Coots and from 1998 until May 2008, served as Chief Operating Officer of Boots & Coots. Mr. Winchester started his career with Halliburton in 1981 and received a Bachelor of Science degree from Oklahoma State University.

Mr. Baetz has served as our Chief Financial Officer since January 2012 and following the spin-off he will also serve as our Treasurer. From November 2010 to December 2011, Mr. Baetz served as Senior Vice President and Chief Financial Officer of Atrium Companies, Inc. and, from August 2008 to September 2010, served with Mr. Winchester as Chief Financial Officer of Boots & Coots. From 2005 to 2008, Mr. Baetz served as Vice President of Finance, Treasurer and Assistant Secretary of Chaparral Steel Company. Prior to joining Chaparral, Mr. Baetz had been employed since 1996 with Chaparral’s parent company, Texas Industries Inc. From 2002 to 2005, he served as Director of Corporate Finance of Texas Industries Inc. Mr. Baetz received a Bachelor of Science degree from Oklahoma State University and a Master of Business Administration degree from the University of Arkansas.

Mr. Blanchard will serve as our Chief Operating Officer after the spin-off. Previously, he served as Vice President of Production Enhancement of Halliburton Company. From January 2011 to October 2012, he was Vice President of Cementing for Halliburton. Mr. Blanchard also served as Vice President of Testing and Subsea from October 2008 to December 2010 and President Director of PT Halliburton Indonesia from 2006-2008. Mr. Blanchard began his career at Halliburton in 1981. Before serving as an executive at Halliburton, he held leadership positions in engineering, marketing, sales and operations, and has gained experience in mergers, acquisitions and divestitures. Mr. Blanchard holds a Bachelor of Science degree in engineering from Texas A&M University, and is a member of the Society of Petroleum Engineers.

Mr. Minmier has served as President of Nomac Drilling, L.L.C., which operates our drilling segment, since June 2011. Prior to joining our company, from December 2008 to June 2011, Mr. Minmier served as Vice President and General Manager for Precision Drilling Corporation. From August 2005 to December 2008, Mr. Minmier served as President of Grey Wolf Inc. Mr. Minmier has more than twenty years’ experience with drilling contractors, notably Grey Wolf Inc. and Helmerich & Payne, Inc. Mr. Minmier received a Bachelor of Science degree from the University of Texas at Arlington and a Master of Business Administration degree from the University of West Florida.

Mr. Stanger has served as the President of Performance Technologies, L.L.C., which operates our hydraulic fracturing segment, since January 2011. Mr. Stanger joined our company in January 2010 as President of Great Plains Oilfield Rentals, L.L.C. Prior to joining our company, from 1987 to January 2010, Mr. Stanger served in various domestic and international management capacities with Schlumberger Limited, including Well Services Vice President of Operations North America and Well Services Vice President of Global Sales. Mr. Stanger received a Bachelor of Science degree from the University of Tulsa.

Committees of Our Board of Directors

Upon completion of the spin-off, the committees of our board of directors are expected to consist of an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. Each of the Committees will be comprised entirely of independent nonmanagement directors.

Audit Committee. The Audit Committee will be responsible for overseeing (a) the integrity of our financial statements, (b) our compliance with legal and regulatory requirements, (c) the independent auditor’s qualifications and independence, and (d) the performance of our internal auditor and independent auditor. The Audit Committee will be directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm. The committee, among other things, will also review and discuss our financial statements with management and the independent registered public accounting firm.

Upon the commencement of the listing of our common stock, the Audit Committee will consist of Mr. Link. We believe that Mr. Link will qualify as an independent director according to the rules and regulations of the SEC and the NYSE with respect to audit committee membership. We also believe that Mr. Link qualifies as an “audit committee financial expert,” as such term is defined in Item 401(h) of Regulation S-K. Our board of directors will adopt a written charter for the Audit Committee in connection with the spin-off, which will be available on our corporate website upon the completion of the spin-off. We expect to add a second independent director to the Audit Committee within 90 days after the spin-off. We expect to have a fully independent Audit Committee consisting of at least three directors within one year of the spin-off.

Compensation Committee. The Compensation Committee will have overall responsibility for our officer compensation plans, policies and programs and will have the authority to engage and terminate any compensation consultant or other advisors to assist the committee in the discharge of its responsibilities. Our board of directors will adopt a written charter for the Compensation Committee in connection with the spin-off, which will be available on our corporate website upon the completion of the spin-off.

Nominating and Governance Committee. The Nominating and Governance Committee, in addition to other matters, will: (1) identify and recommend qualified candidates to the board of directors for nomination as members of the board of directors; (2) make recommendations respecting the composition of the board of directors and its committees and (3) monitor compliance with good corporate governance standards. Our board of directors will adopt a written charter for the Nominating and Governance Committee in connection with the spin-off, which will be available on our corporate website upon the completion of the spin-off.

Director Compensation

Our non-employee directors will receive compensation for their service on the board. We are currently developing a compensation program for members of our board of directors.

Compensation Committee Interlocks and Insider Participation

None of our executive officers have served as members of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

EXECUTIVE COMPENSATION

Introduction

In this section, we describe the material components of Chesapeake’s executive compensation program. Historical compensation information presented in this section reflects the policies and procedures of, and decisions made by, Chesapeake. We also provide an overview of Chesapeake’s executive compensation philosophy. Our board of directors will form its own Compensation Committee which will administer our compensation programs following the spin-off.

The following is a description and explanation of Chesapeake’s compensation program for the following persons that served as our named executive officers (“NEOs”) during 2013: Jerry L. Winchester, our Chief Executive Officer, Cary D. Baetz, our Chief Financial Officer, James Minmier, the President of Nomac Drilling, L.L.C. and William Stranger, the President of Performance Technologies, L.L.C.

Compensation Discussion and Analysis

Chesapeake’s 2013 Executive Compensation Program Objectives, Design and Process

Chesapeake’s 2013 performance-based executive compensation program reflects Chesapeake’s compensation committee’s intent to generally set all elements of target compensation at the median of similarly-situated executives among Chesapeake’s peer group or other relevant industry benchmarks. The competitive positioning of target compensation levels for individuals may vary above or below the median based on executive-specific factors such as tenure, experience, proficiency in role or criticality to the organization. Chesapeake’s compensation committee’s objective is to have a program that:

•	Attracts and retains high performing executives;

•	Pays for performance and thus has a meaningful portion of pay tied to business performance;

•	Aligns compensation with shareholder interests while rewarding long-term value creation;

•	Discourages excessive risk by rewarding both short-term and long-term performance;

•	Reinforces high ethical, environmental awareness and safety; and

•	Maintains flexibility to better respond to the dynamic and cyclical energy industry.

Unlike target compensation levels, which are set by Chesapeake’s compensation committee near the beginning of the year, actual compensation is a function of Chesapeake’s operating, financial and stock price performance, as reflected through annual incentive payouts, performance share payouts and the value of all other long-term incentive awards at vesting. Actual compensation is intended to vary above or below target commensurate with Chesapeake’s performance.

The purpose and key characteristics of each element of Chesapeake’s 2013 executive compensation program are summarized below. Our NEOs’ compensation in 2013 included each of these elements, except only our Chief Executive Officer was eligible to receive PSUs and stock options.

Element	Purpose	Key Characteristics
Base Salary	Reflects each NEO’s base level of responsibility, leadership, tenure, qualifications and contribution to the success and profitability of Chesapeake and the competitive marketplace for executive talent specific to our industry.	Fixed compensation that is reviewed annually and adjusted, if and when appropriate.

Annual Incentive Award/Cash Bonus	Motivates our NEOs to achieve our short-term business objectives that drive long-term performance while providing flexibility to respond to opportunities and changing market conditions.	Variable performance-based annual cash award.

Performance Stock Units (PSU) Award	Motivates our NEOs to achieve our business objectives by tying incentives to our financial and key operational metrics over the performance period while continuing to reinforce the link between the interests of our NEOs and our shareholders.	Variable performance-based long-term award. The ultimate number of units earned is based on the achievement of relative and absolute total shareholder return and production and proved reserve growth performance goals.

Restricted Stock Award	Motivates our NEOs to achieve our business objectives by tying incentives to the performance of our common stock over the long term; reinforces the link between the interests of our NEOs and our shareholders; motivates our NEOs to remain with the company by mitigating swings in incentive values during periods of high commodity price volatility.	Long-term restricted stock award (“RS”) with a ratable vesting period over three to four years. The ultimate value realized varies with our common stock price.

Stock Options	Motivates the NEOs to achieve our business objectives by tying incentives to the performance of our common stock over the long term; reinforces the link between the interests of our NEOs and our shareholders.	Long-term option award with a ratable vesting period over three years. Options are exercisable following vesting and for a 10-year period from issuance. The ultimate value realized varies with our common stock price.

Other Compensation	Provides benefits that promote employee health and work-life balance, which assists in attracting and retaining our NEOs.	Indirect compensation element consisting of health and welfare plans and perquisites.

2013 Elements and Mix of Compensation

Base Salary. Base salaries reflect each NEO’s base level of responsibility, leadership, tenure and contribution to the success and profitability of Chesapeake and the competitive marketplace for executive talent specific to its industry.

Annual Incentive Program Compensation. The annual incentive program (“AIP”) component of Chesapeake’s executive compensation system is intended to motivate and reward NEOs for achieving short-term business objectives that it believes drive the overall performance of Chesapeake over the long term. Our only NEO eligible to participate in the AIP was Mr. Winchester.

Cash Bonus. Cash bonuses are intended to provide incentives to our NEOs based on a subject evaluation of the performance of Chesapeake and the individual over a shorter period of time than the long-term incentive compensation.

Long-Term Incentive Compensation. Long-term incentive compensation increases shareholder value by aligning the interests of the NEOs with Chesapeake’s shareholders. Total compensation for NEOs is weighted heavily toward long-term incentive compensation. This approach is intended to motivate our NEOs to achieve our business objectives by tying incentives to our financial performance and key operational performance objectives over the performance periods and continue to reinforce the link between the interests of our NEOs and Chesapeake’s shareholders. PSUs and options are only granted to Chesapeake officers that are senior vice president or a higher position. Consequently, our only NEO eligible to receive PSUs and stock option awards was Mr. Winchester.

Other Compensation Arrangements. Chesapeake also provides compensation in the form of personal benefits and perquisites to our NEOs, including health and welfare insurance benefits, matching contributions of common stock under the company’s 401(k) Plan and Nonqualified Deferred Compensation Plan (DCP) (up to 15% of an employee’s annual base salary and cash bonus compensation) and financial planning services.

2013 Executive Compensation by Chesapeake

The following tables provide information regarding the compensation awarded to or earned during the year ended December 31, 2013 by our NEOs during such period. Prior to our separation from Chesapeake, our executive officers were employees of Chesapeake and were compensated under Chesapeake’s compensation program. All such compensation was earned in connection with our NEOs’ roles with respect to our business; our NEOs did not earn any compensation with respect to other businesses of Chesapeake. All references in the following tables to stock relate to awards of shares of Chesapeake stock granted by Chesapeake. Such amounts do not necessarily reflect the compensation such persons will receive following our separation from Chesapeake, which could be higher or lower, because historical compensation was determined by Chesapeake and future compensation levels will be determined based on the compensation policies, programs and procedures to be established by our Compensation Committee.

SUMMARY COMPENSATION TABLE

The following table summarizes the compensation received by our NEOs during the years ended December 31, 2013 and 2012, respectively.

Name and Principal Position	Year	Salary	Bonus(a)	Stock Awards(b)	Option Awards(c)	Non-Equity Incentive Plan Compensation(d)	All Other Compensation(e)	Total
Jerry L. Winchester	2013	$500,000	$—	$1,875,061	$1,801,004	$796,000	$111,422	$5,083,487
Chief Executive Officer	2012	$447,115	$250,750	$1,034,450	$—	$150,000	$145,066	$2,027,381

Cary D. Baetz	2013	$369,230	$553,500	$295,014	$—	$—	$95,776	$1,313,519
Chief Financial Officer	2012	$341,346	$370,650	$245,848	$—	$—	$148,384	$1,106,228

James Minmier	2013	$344,500	$400,800	$390,047	$—	$—	$115,033	$1,250,380
President- Nomac Drilling	2012	$329,327	$341,550	$350,037	$—	$—	$197,921	$1,218,835

William Stanger	2013	$344,500	$390,000	$380,036	$—	$—	$109,692	$1,224,227
President- Performance Technologies	2012	$329,423	$340,750	$350,037	$—	$—	$46,889	$1,067,099

(a)	The bonus amount shown above as earned in 2013 and 2012 includes (i) discretionary performance cash bonuses and holiday and (ii) fitness bonuses for which all employees are eligible. With respect to Mr. Baetz, the bonus amount for 2012 also includes a $100,000 signing bonus.
(b)	The stock awards amounts represent the aggregate grant date fair value of restricted stock and PSU awards, computed in accordance with FASB Topic 718. The value ultimately realized by the executive upon the actual vesting of the awards may be more or less than the grant date fair value. The grant date fair value of PSUs has been determined based on the vesting of 100% of the PSUs awarded, which is the performance threshold Chesapeake believed was most likely to be achieved under the grants on the grant date. Please read Note 7 to our audited consolidated financial statements for a discussion of valuation. Please read “Grants of Plan-Based Awards Table” for additional information regarding restricted stock and PSU awards made to the NEOs in 2013.
(c)	Represents the grant date fair value of option awards computed in accordance with FASB Topic 718. Please read Note 7 to our audited consolidated financial statements for a discussion of valuation.
(d)	Mr. Baetz did not participate in the AIP in 2013 or 2012.
(e)	The table below details all other compensation referenced in the summary compensation table.

Name	Year	Company Matching Contributions to Retirement Plans(1)	Other Perquisites and Benefits(2)	Total
Jerry L. Winchester	2013	$97,500	$3,000	$100,500
	2012	$104,567	$77,965	$182,532
Cary D. Baetz	2013	$77,885	$—	$77,885
	2012	$9,346	$131,907	$141,253
James Minmier	2013	$110,175	$—	$110,175
	2012	$86,899	$—	$86,899
William Stanger	2013	$99,175	$—	$99,175
	2012	$22,500	$—	$22,500

(1)	This column represents the matching contributions made by Chesapeake for the benefit of our NEOs under the 401(k) Plan and nonqualified deferred compensation plan.
(2)

This column represents the value of other benefits provided to our NEOs. Amounts for Mr. Winchester include financial advisory service in 2013 and $77,965 for personal aircraft use in 2012. Amounts for Mr. Baetz in 2012 include $100,000 for relocation expenses and $28,000 for temporary housing. The value of personal use of the fractionally owned Chesapeake aircraft is based on the incremental cost to Chesapeake determined by the amount invoiced to Chesapeake by NetJets for operating costs of such use, including the cost of fuel, trip-related maintenance, crew travel expenses, on-board catering, landing fees and trip-related parking/hangar costs, net of any applicable employee reimbursement. Since the aircraft is used primarily for business travel, we do not include the fixed costs that do not change based on the usage, such as purchase costs and maintenance costs not related to trips. From time to time, an NEO’s spouse will accompany the NEO on a business trip using the fractionally owned Chesapeake aircraft.

GRANTS OF PLAN-BASED AWARDS

The following table provides certain information about grants of plan-based awards made by Chesapeake during the year ended December 31, 2013 to our NEOs.

Name	Type of Award(a)	Grant Date	Approval Date(b)	Number of Shares of Restricted Stock(c)	Number of Options Awards		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(e) Threshold / Target /Maximum	Estimated Future Payouts Under Equity Incentive Plan Awards(f) Threshold / Target / Maximum	Grant Date Fair Value(g)
Jerry L. Winchester	AIP	—	—	—			$250,000 / $500,000 /1,000,000	—	—
	RS	Jan 29, 2013	Jan 29, 2013	32,950			—	—	$625,061
	PSU	Jan 29, 2013	Jan 29, 2013	—			—	20,044 / 20,043 / 20,043	$1,250,000
	Options	Jan 29, 2013	Jan 29, 2013		234,460	(d)			$1,801,004
Cary D. Baetz	RS	Jan 7, 2013	Jan 2, 2013	8,230			—	—	$145,013
	RS	Jul 7, 2013	Jun 26, 2013	7,222			—	—	$150,001
James Minmier	RS	Jan 7, 2013	Jan 2, 2013	10,785			—	—	$190,032
	RS	Jul 1, 2013	Jun 26, 2013	9,630			—	—	$200,015
William Stanger	RS	Jan 7, 2013	Jan 2, 2013	10,785			—	—	$190,032
	RS	Jul 1, 2013	Jun 26, 2013	9,148			—	—	$190,004

(a)	These awards are described in “—Compensation Discussion and Analysis.”
(b)	Approval by the Chesapeake Compensation Committee.
(c)	The restricted stock awards vest ratably over four years from the date of the award.
(d)	The option awards consist of two grants: 84,460 options with a fair market value of $7.40 per share, which vests ratably over three years; and 150,000 options with a fair market value of $7.84 per share, the vesting of which will commence three years after the grant date and vest ratably over three years thereafter.
(e)	The actual amount earned in 2013 was paid in March 2014 and is shown in the Non-equity Incentive Plan Compensation column of the Summary Compensation Table.
(f)	Reflects the potential payout range of PSUs granted in 2013. 2013 PSU awards consisted of approximately 33.4% of one-year performance period PSUs, 33.3% of two-year performance period PSUs and 33.3% of three-year performance period PSUs, vesting ratably in one-year increments on January 1 of each year over the applicable performance period. No PSUs will vest unless Chesapeake’s relative total shareholder return (TSR) meets the minimum threshold of the 25th percentile or Chesapeake’s absolute TSR, proved reserve growth or production growth meets the minimum thresholds of 1.64%, 3.31% or 5% applicable to the one-year performance period PSUs, two-year performance period PSUs and three-year performance period PSUs, respectively.
(g)	These amounts represent the aggregate grant date fair value of restricted stock and PSU awards based on the closing price of Chesapeake’s common stock on the grant date, determined pursuant to FASB Topic 718. The value ultimately realized by the executive upon the actual vesting of the awards may be more or less than the grant date fair value. The grant date fair value of PSUs has been determined based on the vesting of 100% of the PSUs awarded, which is the performance threshold Chesapeake believed was most likely to be achieved under the grants on the grant date.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table provides certain information about outstanding equity awards at December 31, 2013 held by our NEOs that had previously been granted by Chesapeake.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options— Exercisable		Option Exercise Price	Option Expiration Date	Number of Shares of Stock That Have Not Vested(b)	Market Value of Shares of Stock That Have Not Vested(c)	Equity Incentive Plan Awards: Number of Unearned Units That Have Not Vested(d)	Equity Incentive Plan Awards: Value of Unearned Units That Have Not Vested(c)(e)
Jerry L. Winchester	234,460	(a)	$18.97	1/29/23	68,274	$1,842,033	68,360	$1,844,352
Cary D. Baetz	—		—	—	24,082	$649,732	—	—
Jay Minmier	—		—	—	45,458	$1,226,457	—	—
Bill Stanger	—		—	—	40,549	$1,094,012	—	—

(a)	The option awards consist of two grants: 84,460 options with a fair market value of $7.40 per share, which vests ratably over three years; and 150,000 options with a fair market value of $7.84 per share, the vesting of which will commence three years after the grant date and vest ratably over three years thereafter.
(b)	Consists of grants of restricted shares of Chesapeake’s common stock. All restricted stock awards represented were granted prior to January 1, 2014 and are unvested. Mr. Winchester’s awards will vest ratably over three years from the grant date of the award and Mr. Baetz’s award will vest ratably over four years from the grant date of the award.
(c)	The value shown is based on the 20-day average closing price of Chesapeake’s common stock on the NYSE for the period ending on December 31, 2013 of $26.98 per share.
(d)	PSU awards consist of 2,668 PSUs for the performance period ended December 31, 2013 at 143.9% of target reflecting Chesapeake’s performance over 2013; 5,562 PSUs for the performance period ending December 31, 2014 at target for a total of $222,045; and 60,130 PSUs for the performance period ending December 31, 2015 at target for a total of $1,622,307 based on the 20-day average closing price of Chesapeake’s common stock ending on December 31, 2013, in accordance with the PSU award agreements. The 20-day average closing price of Chesapeake’s common stock on the NYSE for the period ending on December 31, 2013 was $26.98.
(e)	The value shown is based on the 20-day average closing price of Chesapeake’s common stock on the NYSE for the period ending on December 31, 2013 of $26.98 per share, in accordance with the PSU award agreements.

OPTION EXERCISES AND STOCK VESTED

The following table will set forth certain information about the amounts received upon the exercise of options relating to Chesapeake shares or the vesting of restricted Chesapeake shares during the year ended December 31, 2013 for each of our NEOs who were employees of Chesapeake on an aggregated basis.

Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
Jerry L. Winchester	—	—	2,119	$35,536
			8,009	$167,548
			2,446	$68,390
			25	$699
Cary D. Baetz	—	—	25	$504
			1,184	$23,869
			1,669	$34,915
James Minmier	—	—	25	$569
			6,316	$43,689
			2,003	$41,903
			2,119	$35,536
William Stanger	—	—	2,003	$41,903
			1,371	$28,476
			1,000	$20,770
			25	$494
			1,236	$24,411
			1,625	$27,251
			2,119	$35,536

PENSION BENEFITS

Neither we nor Chesapeake has a pension plan or any other retirement plan other than the Chesapeake 401(k) Plan and the DCP.

NONQUALIFIED DEFERRED COMPENSATION

Nonqualified Deferred Compensation for 2013

Chesapeake maintains the Chesapeake Energy Corporation Amended and Restated Deferred Compensation Plan, or the DCP, a nonqualified deferred compensation plan. The NEOs are permitted to participate in the DCP. The DCP allows certain employees to voluntarily defer receipt of a portion of their salary and/or their semi-annual bonus payments. Pursuant to the terms of the administrative services agreement, a portion of the expense related to these plans is allocated to us by Chesapeake.

Name	Executive Contribution in Last Fiscal Year(a)	Company Contribution in Last Fiscal Year(b)	Aggregate Earnings in Last Fiscal Year	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year-End(c)
Jerry L. Winchester	$89,500	$74,500	$84,548	$—	$449,352
Cary D. Baetz	$60,384	$60,384	$6,751	$—	$127,520
James Minmier	$147,125	$92,675	$66,988	$—	$441,071
William Stanger	$76,175	$76,175	$7,863	$—	$160,213

(a)	Executive contributions are included as compensation in the Salary, Bonus and Non-Equity Incentive Plan Compensation columns of the Summary Compensation Table.

(b)	Company matching contributions are included in the All Other Compensation column of the Summary Compensation Table.
(c)	The aggregate balances shown in this column include amounts that were reported in previous years as compensation to the executive officers.

In 2013, Chesapeake matched employee-participant contributions to the DCP, on a quarterly basis in arrears, in Chesapeake’s common stock (or other form of matching contribution at the election of employee-participants age 55 or older) dollar for dollar for up to 15% of the employee-participant’s base salary and bonus in the aggregate for the 401(k) Plan and the DCP. Each quarterly matching contribution to the DCP vests at the rate of 25% per year over four years from the date of each contribution. At age 55 with at least 10 years of service with Chesapeake, unvested and future matching contributions may be subject to accelerated vesting, in Chesapeake’s sole discretion.

Participant contributions to the DCP are held in “Rabbi trusts.” Notional earnings on participant contributions are credited to each participant’s account based on the market rate of return of the available benchmark investment alternatives offered under the DCP. The benchmark investments are indexed to traded mutual funds and each participant allocates his or her contributions among the investment alternatives. Participants may change the asset allocation of their contribution balance or make changes to the allocation for future contributions at any time. Any unallocated portion of a participant’s account is deemed to be invested in the money market fund.

Employees participating in the DCP who retire or terminate employment after attainment of age 55 with at least 10 years of service can elect to receive distributions of their vested account balances in full or partial lump sum payments or in installments up to a maximum of 20 annual payments. Upon retirement or termination of employment prior to the attainment of age 55 and at least 10 years of service with the company, the employee will receive his or her entire account balance in a single lump sum. Participants can modify the distribution schedule for a retirement/termination distribution from lump sum to annual installments or from installments to lump sum if such modification requires that payments commence at least five years after retirement/termination and the modification is filed with the plan administrator at least twelve months prior to retirement/termination. Distributions from the DCP upon the death of a participant will be made in a single lump sum and upon a participant’s disability, as defined in the DCP, based on the participant’s retirement/termination distribution election. Chesapeake has sole discretion to accelerate vesting of unvested company matching contributions upon a participant’s retirement, death or disability.

Any assets placed in trust by the company to fund future obligations of the DCP are subject to the claims of creditors in the event of insolvency or bankruptcy, and participants are general creditors of Chesapeake as to their deferred compensation in the DCP.

POST-EMPLOYMENT COMPENSATION

Potential Payments Upon Termination and Change of Control

Each of our NEOs is party to an employment agreement that governs the terms and conditions of his employment, including his duties and responsibilities, compensation and benefits, and applicable severance terms. The energy industry’s history of terminating professionals during its cyclical downturns and the frequency of mergers, acquisitions and consolidation in our industry are two important factors that have contributed to a widespread, heightened concern for long-term job stability by many professionals in our industry. In response to this concern, arrangements that provide compensation guarantees in the event of an employee’s termination without cause, death or incapacity or due to a change of control are common practice in our industry. These provisions in our NEOs’ employment agreements and the incentive plans in which our NEOs participate are integral to our ability to recruit and retain the high caliber of professionals that are critical to the successful execution of our business strategy.

In connection with the spin-off, we expect our NEOs’ current employment agreements to be amended or replaced.

Termination Without Cause or for Good Reason

Mr. Winchester. If Mr. Winchester’s employment with Chesapeake is terminated without cause or if Mr. Winchester terminates his employment for good reason, Mr. Winchester is entitled to receive the following payments and benefits:

•	a lump sum amount equal to 52 weeks of his then-current base salary;

•	immediate vesting of all unvested Chesapeake equity awards granted under his employment agreement and supplemental matching contributions to the DCP; and

•	an amount equal to the paid time off that he has accrued at the time of his termination.

Mr. Baetz, Mr. Minmier and Mr. Stanger. If the employment of Messrs. Baetz, Minmier or Stanger with Chesapeake is terminated without cause or for good reason, he is entitled to receive the following payments and benefits:

•	a lump sum amount equal to 26 weeks of his then-current base salary; and

•	an amount equal to the paid time off that he has accrued at the time of his termination.

Change of Control

Mr. Winchester. Upon a change of control of Chesapeake, Mr. Winchester is entitled to a payment in an amount equal to 200% of the sum of (a) his base salary as of the date of the change of control and (b) bonus compensation paid to him during the twelve-month period immediately prior to the change of control. In addition, all unvested Chesapeake equity awards granted under his employment agreement and supplemental matching contributions to the DCP will immediately vest and he will be entitled to his AIP award for the current year.

Mr. Baetz, Mr. Minmier and Mr. Stanger. Upon a change of control of Chesapeake, Mr. Baetz, Mr. Minmier and Mr. Stanger are entitled to a payment in an amount equal to 100% of the sum of (a) his base salary as of the date of the change of control and (b) bonus compensation paid to him during the twelve-month period immediately prior to the change of control. In addition, all Chesapeake restricted common stock granted under his employment agreement and supplemental matching contributions to the DCP will immediately vest.

A “change of control” is defined in our NEO’s current employment agreements to include the occurrence of any of the following:

(1)	the acquisition by a person of 30% or more of Chesapeake’s outstanding common stock or the voting power of Chesapeake’s existing voting securities unless: the circumstances described in clause 3(a), (b) and (c) below apply, or such acquisition is directly from Chesapeake or is an acquisition by Chesapeake or a Chesapeake employee benefit plan;

(2)	the replacement of a majority of the members of the “incumbent board” of Chesapeake by directors who were not nominated or elected by the incumbent board (the current directors and directors later nominated or elected by a majority of such directors are referred to as the “incumbent board”);

(3)

the consummation of a business combination such as a reorganization, merger, consolidation or sale of all or substantially all of Chesapeake’s assets unless following such business combination (a) the persons who beneficially owned Chesapeake’s common stock and voting securities immediately prior to the business combination beneficially own more than 60% of such securities of the corporation resulting from the business combination in substantially the same proportions, (b) no person beneficially owns 30% or more of such securities of the corporation resulting from the business combination unless such ownership existed prior to the business combination and (c) a majority of the members of the board of directors of the corporation resulting from the business combination were members of the incumbent board at the time of the execution or approval of the business combination agreement; or

(4)	the approval by the shareholders of a complete liquidation or dissolution of Chesapeake.

Termination Due to Incapacity or Death

If our NEO’s employment with Chesapeake is terminated due to the executive’s incapacity or death, the executive (or his beneficiary or estate, as applicable) is entitled to receive:

•	a lump sum amount equal to a specified number of weeks of his then current base salary: 26 weeks in the case of incapacity and 52 weeks in the case of death;

•	immediate vesting of all unvested Chesapeake equity awards granted under his employment agreement and supplemental matching contributions to the DCP;

•	an amount equal to the paid time off that he has accrued at the time of the termination; and

•	immediate vesting of all matching contributions to the 401(k) Plan.

In addition, Mr. Winchester will be entitled to a pro rata portion of his AIP award for the current year.

Termination and Change of Control Tables

The tables below quantify the payments and benefits due to Messrs. Winchester, Baetz, Minmier and Stanger in the event of a qualifying termination of employment and/or in the event of a change of control of Chesapeake.

The amounts disclosed in the table below assume that the termination event and/or the occurrence of the change of control occurred on December 31, 2013. We have also assumed that each NEO (a) was employed from January 1, 2013 through December 31, 2013, (b) had no accrued paid time off as of December 31, 2013 and (c) was awarded only the shares of Chesapeake restricted common stock and PSUs that they were actually awarded in 2013. In calculating the bonus payments in the table below, we have used the applicable minimum annual bonus specified in the executive’s current employment agreement. The actual amounts to be paid are dependent on various factors, which may or may not exist at the time a NEO is actually terminated or a change of control actually occurs.

In addition to the amounts shown below, our NEOs would have been entitled to receive the distributions reflected in the Aggregate Balance at Last Fiscal Year-End column of the Nonqualified Deferred Compensation Table for 2013 (payments of which may be deferred to satisfy the provisions of Section 409A or made over time pursuant to individual elections).

Jerry L. Winchester

Executive Benefits and Payments Upon Separation	Termination without Cause	Change of Control	Incapacity of Executive	Death of Executive
Compensation:
Cash Severance	$500,000	$2,096,000	$1,046,000	$1,296,000
Acceleration of Equity-based Compensation:
Restricted Stock Awards(a)	$1,842,033	$1,842,033	$1,842,033	$1,842,033
Options(b)	$1,915,538	$1,915,538	$1,915,538	$1,915,538
PSU Awards(c)	$1,844,352	1,844,352	$1,844,352	$1,844,352
401(k) Plan and DCP Matching	$197,257	$197,257	$236,466	$236,466

Total	$6,299,180	$7,895,180	$6,884,389	$7,134,389

Cary D. Baetz

Executive Benefits and Payments Upon Separation	Termination without Cause	Change of Control	Incapacity of Executive	Death of Executive
Compensation:
Cash Severance	$190,000	$675,000	$190,000	$380,000
Acceleration of Equity-based Compensation:
Restricted Stock Awards(a)	$—	$649,732	$649,732	$649,732
PSU Awards(c)	$—	$—	$—	$—
401(k) Plan and DCP Matching	$65,373	$65,373	$95,780	$95,780

Total	$255,373	$1,390,105	$935,512	$1,125,512

James Minmier

Executive Benefits and Payments Upon Separation	Termination without Cause	Change of Control		Incapacity of Executive	Death of Executive
Compensation:
Cash Severance	$175,000		$740,000	$75,000	$350,000
Acceleration of Equity-based Compensation:
Restricted Stock Awards(c)	$—		$1,226,457	$1,226,457	$1,226,457
PSU Awards(a)	$—		$—	$—	$—
401(k) Plan and DCP Matching	$181,931		$181,931	$211,403	$211,403

Total	$356,931	$	,148,387	$1,612,860	$1,787,860

William Stranger

Executive Benefits and Payments Upon Separation	Termination without Cause	Change of Control	Incapacity of Executive	Death of Executive
Compensation:
Cash Severance	$175,000	$730,000	$175,000	$350,000
Acceleration of Equity-based Compensation:
Restricted Stock Awards(c)	$—	$1,094,012	$1,094,012	$1,094,012
PSU Awards(a)	$—	$—	$—	$—
401(k) Plan and DCP Matching	$78,501	$78,501	$124,254	$24,254

Total	$253,501	$1,902,513	$1,393,266	$1,568,266

(a)	Consists of grants of restricted shares of Chesapeake’s common stock prior to January 1, 2014. The value shown is based on the 20-day average closing price of Chesapeake’s common stock on the NYSE for the period ending on December 31, 2013 of $26.98 per share.
(b)	Option award values are based on their fair market value of $8.17 as of December 31, 2013 (measured by subtracting the strike price of $18.97 from the December 31, 2013 closing stock price of $27.14).
(c)	Amounts payable under Termination without Cause, Incapacity of Executive or Death of Executive consist of 2,668 PSUs for the performance period ended December 31, 2013 at 143.9% of target reflecting Chesapeake’s performance over 2013; 5,562 PSUs for the performance period ending December 31, 2014 at target for a total of $222,045; and 60,130 PSUs for the performance period ending December 31, 2015 at target for a total of $1,622,307 based on the 20-day average closing price of Chesapeake’s common stock ending on December 31, 2013, in accordance with the PSU award agreements. The 20-day average closing price of Chesapeake’s common stock on the NYSE for the period ending on December 31, 2013 was $26.98.

Seventy Seven Energy Inc. 2014 Incentive Plan

We intend to adopt the Seventy Seven Energy Inc. 2014 Incentive Plan (the “2014 Plan”), which is expected to be approved by our sole shareholder, COSH, a subsidiary of Chesapeake, before the spin-off. The following is a general description of the 2014 Plan.

Administration. The 2014 Plan will be administered by the Compensation Committee of our Board of Directors. The Compensation Committee will select the participants and determine the type or types of awards and the number of shares, units or options to be granted to each participant under the 2014 Plan. All or part of an award may be subject to conditions established by the Compensation Committee, which may include continued service with our company, achievement of specific business objectives, attainment of specified growth rates or other measures of performance. The Compensation Committee will have full and final authority to implement the 2014 Plan and may, from time to time, adopt rules and regulations in order to carry out the terms of the 2014 Plan. To the extent permitted by law, the Compensation Committee may delegate its duties under the 2014 Plan to our chief executive officer and other senior officers. Our Board of Directors has the same powers and authority as the Compensation Committee with respect to awards to non-employee directors.

Eligibility. Members of our Board of Directors, employees of our company and its subsidiaries, and consultants will be eligible to participate in the 2014 Plan. Any participant may receive more than one award under the 2014 Plan.

Shares Available for Issuance through the 2014 Plan. 8.4 million shares have been approved for issuance under the 2014 Plan, including shares to be issued in connection with the spin-off.

The 2014 Plan provides for a number of forms of stock-based compensation, as further described below. The 2014 Plan also permits the reuse or reissuance under the 2014 Plan of shares of common stock underlying canceled, expired, terminated or forfeited awards granted under the 2014 Plan, shares of common stock tendered to pay withholding taxes or the purchase price of an award under the 2014 Plan and shares of common stock not issued due to a net settlement of an award under the 2014 Plan. The Compensation Committee shall make appropriate adjustments in the number and kind of shares that may be issued, the number and kind of shares subject to outstanding awards, the exercise or other applicable price and other value determinations applicable to outstanding awards under the 2014 Plan to reflect any amendment to the 2014 Plan, stock split, stock dividend, recapitalization, merger, consolidation, reorganization, combination or exchange of shares or other similar event.

Types of Awards Under the 2014 Plan. The Compensation Committee may award to participants incentive and nonqualified stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units, cash awards and performance awards. The forms of awards are described in greater detail below.

Stock Options. The Compensation Committee will have discretion to award incentive stock options and nonqualified stock options, provided that incentive stock options may only be granted to employees. A stock option is a right to purchase a specified number of shares of common stock at a specified exercise price. An incentive stock option is intended to qualify as such under Section 422 of the Code. Under the 2014 Plan, no participant may be granted options during any calendar year that are exercisable for more than 2,000,000 shares of our common stock. The exercise price of an option may not be less than the fair market value of a share of our common stock on the date of grant. Subject to the specific terms of the 2014 Plan, the Compensation Committee will have discretion to determine the number of shares, the exercise price (provided it is not less than the fair market value of a share of our common stock on the grant date), the terms and conditions of exercise and such additional limitations on and terms of option grants as it deems appropriate.

Options granted to participants under the 2014 Plan will expire at such times as the Compensation Committee determines at the time of the grant, provided that no option will be exercisable later than ten years after the date of grant. Each option award agreement will set forth the extent to which the participant will have the right to exercise the option following termination of the participant’s employment or service. The termination provisions will be determined within the discretion of the Compensation Committee, need not be uniform among all participants and may reflect distinctions based on reasons for termination of employment or service.

Upon the exercise of an option granted under the 2014 Plan, the exercise price is payable in full to us (1) in cash; (2) if permitted, by tendering shares of our common stock having a fair market value at the time of exercise equal to the total option price; (3) if permitted, by a combination of (1) and (2); or (4) by any other method approved by the Compensation Committee in its sole discretion.

Stock Appreciation Rights. SARs represent the right to receive a payment, in cash or shares of our common stock (at the discretion of the Compensation Committee), equal to the excess of the fair market value of a specified number of shares of our common stock on the date the rights are exercised over a specified grant price. SARs may be granted under the 2014 Plan to holders of stock options with respect to all or a portion of the shares of common stock subject to the stock options or may be granted separately. The terms, conditions and limitations applicable to any SARs, including the term of any SARs and the date or dates upon which they become exercisable, will be determined by the Compensation Committee. Under the 2014 Plan, no participant may be granted more than 2,000,000 SARs during any calendar year.

Restricted Stock. The Compensation Committee also is authorized to award restricted shares of common stock under the 2014 Plan on such terms and conditions as it shall establish. Although recipients will own and have the right to vote restricted shares from the date of grant, they will not have the right to sell or otherwise transfer the shares during the applicable period of restriction or until earlier satisfaction of other conditions imposed by the Compensation Committee in its sole discretion. The award agreement will specify the periods of restriction, restrictions under applicable federal or state securities laws and such other terms it deems appropriate. Participants will receive dividends on their shares of restricted stock. The Compensation Committee in its discretion may apply any restrictions to the dividends that it deems appropriate.

Each award agreement for restricted stock will set forth the extent to which the participant will have the right to retain unvested shares of restricted stock following termination of the participant’s employment or service. These provisions will be determined in the sole discretion of the Compensation Committee, need not be uniform among all participants and may reflect distinctions based on reasons for termination of employment or service.

Restricted Stock Units. An award of a restricted stock unit constitutes an agreement by us to deliver shares of our common stock or to pay an amount equal to the fair market value of a share of our common stock for each restricted stock unit to a participant in the future. Restricted stock units may be granted by the Compensation Committee on such terms and conditions as it may establish. The restricted stock unit award agreement will specify the vesting period or periods, and such other conditions as may apply to the award. During the applicable vesting period, participants will have no voting rights with respect to the shares of common stock underlying a restricted stock unit grant. Participants may receive dividend equivalents on the shares underlying their restricted stock unit grant in the form of cash or additional restricted stock units if a dividend is paid with respect to shares of our common stock, subject to such terms, conditions and restrictions as the Compensation Committee may establish.

Each award agreement for restricted stock units will set forth the extent to which the participant will have the right to retain unvested restricted stock units following termination of employment or service. These provisions will be determined in the sole discretion of the Compensation Committee, need not be uniform among all participants and may reflect distinctions based on reasons for termination of employment or service.

Cash Awards. Cash awards consist of grants denominated in cash. The terms, conditions and limitations applicable to any cash awards will be determined by the Compensation Committee. Cash awards may be made in the form of annual or long-term awards.

Performance Awards. At the discretion of the Compensation Committee, any of the above-described awards granted to an employee may be made in the form of a performance award that is subject to the attainment of one or more objective performance goals established by the Compensation Committee. Performance awards may be granted by the Compensation Committee at any time in such amounts and on such terms as the Compensation Committee determines.

The Compensation Committee in its discretion will determine the applicable performance period and will establish performance goals for any given performance period. Performance awards may be intended to be “qualified performance-based compensation” under Section 162(m) of the Code (“Qualified Performance Awards”). When the performance period expires, the holder of a performance award will be entitled to receive a payout based on the extent to which the performance goals have been achieved during the performance period.

Each award agreement will set forth the extent to which the participant will have the right to receive a payout of a performance award following termination of the participant’s employment. The termination provisions will be determined in the sole discretion of the Compensation Committee, need not be uniform among all participants and may reflect distinctions based on reasons for termination of employment.

No employee may be granted Qualified Performance Awards that are stock awards relating to more than 2,000,000 shares of our common stock in any calendar year. No more than $10,000,000 may be paid in cash to any participant with respect to Qualified Performance Awards granted in any calendar year, as valued on the date of each grant.

Performance Measures. The Compensation Committee may grant awards under the 2014 Plan to eligible employees subject to the attainment of specified performance measures. The number of performance awards granted to an employee in any year will be determined by the Compensation Committee in its sole discretion, subject to the limitations set forth in the 2014 Plan. The value of each performance award will be determined based on the achievement of pre-established, objective performance goals during each performance period. The duration of a performance period is set by the Compensation Committee. A new performance period may begin every year, or at more frequent or less frequent intervals, as determined by the Compensation Committee. The Compensation Committee will establish the objective performance goals applicable to the valuation of performance-based awards granted in each performance period, the performance measures that will be used to determine the achievement of those performance goals and any formulas or methods to be used to determine the value of the performance-based awards.

For Qualified Performance Awards, performance goals must be established by the Compensation Committee prior to the earlier of (i) 90 days after the commencement of the period of service to which the performance goals relate or (ii) the lapse of 25% of the period of service. A performance goal may be based upon one or more business criteria that apply to the participant, one or more of our business units, the company as a whole, and must be based on one or more of the following to be a Qualified Performance Award: aggregate earnings, earnings per share, share price, net income, operating income, gross revenue, cash flows, progress toward debt reduction goals, credit rating upgrades, meeting geographic expansion goals, objectively identified project milestones, market share, expense levels, operating costs, overhead or other costs, development or use of new technology, acquisitions and divestitures, risk management activities, asset monetization strategies, environmental compliance and safety and accident rates, return on equity, total or comparative shareholder return, changes in capital structure, work output, cycle time and any of the above goals determined on an absolute or relative basis or as compared to the performance of a published or special index deemed applicable by the Compensation Committee including, but not limited to, the Standard & Poor’s 500 Stock Index or a group of comparable companies. Following the end of a performance period, the Compensation Committee will determine the value of the Qualified Performance Awards granted for the period based on its determination of the degree of attainment of the pre-established objective performance goals. The Compensation Committee will also have discretion to reduce (and, if intended to qualify as performance-based compensation under Section 162(m) of the Code, not to increase) the value of a performance-based award to “Covered Employees,” as defined in Section 162(m) of the Code.

Deferrals. The Compensation Committee will have the discretion to provide for the deferral of an award or to permit participants to elect to defer payment of some or all types of awards in a manner consistent with the requirements of Section 409A of the Code.

Change in Control. The treatment of outstanding awards upon the occurrence of a change in control will be determined in the sole discretion of the Compensation Committee and will be described in the applicable award agreements and need not be uniform among all awards granted under the 2014 Plan. Refer to the 2014 Plan for the definition of a Change in Control. Generally, a Change in Control will occur under the 2014 Plan in the following circumstances:

•	An individual or group acquires beneficial ownership of 50% or more of the total fair market value or total voting power of the company;

•	An individual or group acquires (or has acquired during the previous 12 months) securities representing 30% or more of the total fair market value or total voting power of the company;

•	Incumbent members of the Board of Directors cease to constitute a majority of the Board of Directors, with new directors whose election was approved by a majority of the incumbent members being considered an incumbent member; or

•	The consummation of a reorganization, merger or other business combination unless following such event (i) beneficial owners of the company prior to the event continue to beneficially own, directly or indirectly, more than two-thirds of the total fair market value or total voting power of the company, (ii) no entity or individual owns 40% or more of the total fair market value or total voting power of the company, and (iii) at least a majority of the members of the board of directors of the resulting entity are incumbent members.

Repricing of Awards Prohibited. Except for appropriate adjustments to awards in connection with certain transactions or changes to our common stock, the exercise price of stock options and the grant price of SARs may not be reduced, and stock options and SARs may not be cancelled in exchange for cash or replacement stock options or SARs with a lower exercise price or grant price, as applicable, without the approval of our shareholders.

Director Award Limit. No non-employee director may be granted in a single calendar year awards having a value determined on the date of grant in excess of $1,000,000.

Amendments. The 2014 Plan may be modified, altered, suspended or terminated by our Board of Directors at any time and for any purpose that the Board of Directors deems appropriate, but no amendment to the 2014 Plan shall adversely affect any outstanding awards without the affected participant’s consent, and stockholder approval may be required by applicable law, regulation or stock exchange requirements.

Transferability. Except as otherwise specified in a participant’s award agreement, no award granted pursuant to, and no right to payment under, the 2014 Plan will be assignable or transferable by a 2014 Plan participant except by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order, and any right granted under the 2014 Plan will be exercisable during a participant’s lifetime only by the participant or by the participant’s guardian or legal representative.

Duration of the 2014 Plan. The 2014 Plan will remain in effect until all options and rights granted thereunder have been satisfied or terminated pursuant to the terms of the 2014 Plan and all performance periods for performance-based awards granted thereunder have been completed. However, in no event will any award be granted under the 2014 Plan on or after June 30, 2024.

The foregoing description of the 2014 Plan does not purport to be complete and is qualified by reference to the 2014 Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Before the distribution, all of the outstanding shares of our common stock are and will be owned beneficially and of record by Chesapeake. The following table sets forth information with respect to the expected beneficial ownership of our common stock immediately following completion of the distribution by:

•	each shareholder who is expected following the distribution to beneficially own more than 5% of our common stock;

•	each executive officer named in the Summary Compensation Table;

•	each person expected to serve on our board of directors as of the distribution date; and

•	all of our executive officers and directors as a group.

We have based the percentage of class amounts set forth below on each indicated person’s beneficial ownership of Chesapeake common stock as of June 1, 2014, unless we indicate some other basis for the share amounts, and based on the distribution of one share of our common stock for every fourteen shares of Chesapeake common stock outstanding. To the extent our directors and executive officers own unrestricted shares of Chesapeake common stock at the time of the distribution, they will participate in the distribution of shares of common stock in the spin-off on the same terms as other holders of Chesapeake common stock. Following the spin-off, we will have an aggregate of approximately 47.6 million shares of common stock outstanding, based on the number of shares of Chesapeake common stock outstanding on June 1, 2014. The number of shares beneficially owned by each shareholder, director or officer is determined according to the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. The mailing address for each of the directors and executive officers is c/o Seventy Seven Energy Inc., 777 N.W. 63rd Street, Oklahoma City, Oklahoma 73116.

	Shares of Common Stock to be Beneficially Owned Before the Spin-Off		Shares of Common Stock Beneficially Owned After the Spin-Off
Name of Beneficial Owner	Number	Percent	Number	Percent
Chesapeake Energy Corp.		100%	—	—
Southeastern Asset Management, Inc.(a)	—	—	4,905,472	10.3%
Carl C. Icahn(b)	—	—	4,746,428	10.0%
Capital World Investors(c)	—	—	2,738,571	5.8%
Jerry L. Winchester	—	—	987	*
Cary D. Baetz	—	—	438	*
James Minmier	—	—	1,343	*
William Stranger	—	—	1,156	*
Anne-Marie N. Ainsworth	—	—	—	—
Bob G. Alexander	—	—	2,325	*
Edward J. DiPaolo	—	—	—	—
Tucker Link	—	—	—	—
Marran H. Ogilvie	—	—	—	—
Ronnie Irani	—	—	—	—
Alvin Bernard Krongard	—	—	—	—
All directors and executive officers as a group	—	—	6,249	*

*	Less than 1%.
(a)	As reported in a Schedule 13G/A filed jointly by Southeastern Asset Management, Inc., a registered investment adviser, and Mr. O. Mason Hawkins, Chairman of the Board and C.E.O. of Southeastern Asset Management, Inc. on February 10, 2014. The address of Southeastern Asset Management, Inc. is 6410 Poplar Ave., Suite 900, Memphis, TN 38119.
(b)

As reported in a Schedule 13D/A filed jointly by High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP, Icahn Partners Master

Fund III LP, Icahn Offshore LP, Icahn Partners LP, Icahn Onshore LP, Icahn Capital LP, IPH GP LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc., Beckton Corp. and Carl C. Icahn on August 16, 2013. The address of Icahn Capital LP is 767 Fifth Avenue, 47th Floor, New York, New York 10153.
(c)	As reported in a Schedule 13G filed by Capital World Investors on February 13, 2014. The address of Capital World Investors is 333 South Hope Street, Los Angeles, CA 90071.

DESCRIPTION OF CAPITAL STOCK

Introduction

In the discussion that follows, we have summarized selected provisions of the certificate of incorporation and bylaws of Seventy Seven Energy Inc. relating to its capital stock. This summary is not complete. This discussion is subject to the relevant provisions of Oklahoma law and is qualified in its entirety by reference to our certificate of incorporation and our amended and bylaws. You should read the provisions of our certificate of incorporation and our bylaws as currently in effect for more details regarding the provisions described below and for other provisions that may be important to you. We have filed copies of those documents with the SEC, and they are incorporated by reference as exhibits to the Registration Statement on Form 10 of which this information statement forms a part. Please read “Where You Can Find More Information.”

Authorized Capital Stock

Our authorized capital stock consists of shares of common stock and shares of preferred stock, issuable in series.

Each authorized share of common stock has a par value of $0.01. The authorized shares of preferred stock have a par value of $0.01 per share. Immediately following the spin-off, we expect that approximately 47.6 million shares of our common stock will be outstanding, based on the number of shares of Chesapeake common stock outstanding as of June 1, 2014. The actual number of shares of our common stock to be distributed in the spin-off will be determined based on the actual number of shares of Chesapeake common stock outstanding as of the record date. Immediately following the spin-off, no shares of our preferred stock will be issued and outstanding.

Common Stock

Each share of our common stock entitles its holder to one vote in the election of each director and on all other matters voted on generally by our shareholders, other than any matter that (1) solely relates to the terms of any outstanding series of preferred stock or the number of shares of that series and (2) does not affect the number of authorized shares of preferred stock or the powers, privileges and rights pertaining to the common stock. No share of our common stock affords any cumulative voting rights. This means that the holders of a majority of the voting power of the shares voting for the election of directors can elect all directors to be elected if they choose to do so. Our board of directors may grant holders of preferred stock, in the resolutions creating the series of preferred stock, the right to vote on the election of directors or any questions affecting our company.

Holders of our common stock will be entitled to dividends in such amounts and at such times as our board of directors in its discretion may declare out of funds legally available for the payment of dividends. We currently intend to retain our entire available discretionary cash flow to finance the growth, development and expansion of our business and do not anticipate paying any cash dividends on the common stock in the foreseeable future. Any future dividends will be paid at the discretion of our board of directors after taking into account various factors, including:

•	general business conditions;

•	industry practice;

•	our financial condition and performance;

•	our future prospects;

•	our cash needs and capital investment plans;

•	our obligations to holders of any preferred stock we may issue;

•	income tax consequences; and

•	the restrictions applicable laws and our credit arrangements then impose.

In addition, the terms of the loan agreements, indentures and other agreements we enter into from time to time may contain covenants or other provisions that could limit our ability to pay, or otherwise restrict the payment of, cash dividends.

If we liquidate or dissolve our business, the holders of our common stock will share ratably in all our assets that are available for distribution to our shareholders after our creditors are paid in full and the holders of all series of our outstanding preferred stock, if any, receive their liquidation preferences in full.

Our common stock has no preemptive rights and is not convertible or redeemable or entitled to the benefits of any sinking or repurchase fund. All shares of common stock to be distributed in connection with the spin-off will be fully paid and nonassessable.

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “SSE.”

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Preferred Stock

At the direction of our board of directors, without any action by the holders of our common stock, we may issue one or more series of preferred stock from time to time. Our board of directors can determine the number of shares of each series of preferred stock, the designation, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions applicable to any of those rights, including dividend rights, voting rights, conversion or exchange rights, terms of redemption and liquidation preferences, of each series.

We believe that the ability of our board of directors to issue one or more series of our preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of our preferred stock, as well as shares of our common stock, will be available for issuance without further action by our shareholders, unless such action is required by applicable law or the rules of any stock exchange on which our securities may be listed or traded. If the approval of our shareholders is not required for the issuance of shares of our preferred stock or our common stock, our board of directors may determine not to seek shareholder approval.

Undesignated preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of our company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of preferred stock may adversely affect the rights of our common shareholders. For example, any preferred stock issued may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. In addition, the provision in our certificate of incorporation permitting such issuances cannot be amended without approval of holders of a majority of our shares of common stock outstanding. As a result, the issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, may discourage an unsolicited acquisition proposal or bids for our common stock or may otherwise adversely affect the market price of our common stock or any existing preferred stock.

Limitation on Directors’ Liability

Oklahoma law authorizes Oklahoma corporations to limit or eliminate the personal liability of their directors to them and their shareholders for monetary damages for breach of a director’s fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations Oklahoma law authorizes, directors of Oklahoma corporations are accountable to those corporations and their shareholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Oklahoma law enables Oklahoma corporations to limit available relief for a director’s breach of the duty of care to equitable remedies such as injunction or rescission. Our certificate of incorporation limits the liability of our directors to us and our shareholders to the fullest extent Oklahoma law permits. Specifically, no director will be personally liable to us or our shareholders for monetary damages for any breach of the director’s fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our shareholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for the payment of dividends or the redemption or purchase of stock in violation of Section 1053 of the Oklahoma General Corporation Act; and

•	for any transaction from which the director derived an improper personal benefit.

This provision could have the effect of reducing the likelihood of derivative litigation against our directors and may discourage or deter our shareholders or management from bringing a lawsuit against our directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our shareholders. Our bylaws provide indemnification to our officers and directors and other specified persons with respect to their conduct in various capacities. Please read “Indemnification of Directors and Officers.”

Oklahoma Business Combination Statute

We are subject to the “business combination” provisions of Section 1090.3 of the Oklahoma General Corporation Act regulating corporate takeovers.

In general, Section 1090.3 of the Oklahoma General Corporation Act prevents an Oklahoma corporation from engaging in a “business combination” with an “interested stockholder” for three years following the date the person became an interested shareholder, unless:

•	prior to the date the person became an interested shareholder, the Board of Directors of the corporation approved the transaction in which the interested shareholder became an interested shareholder or approved the business combination;

•	upon consummation of the transaction that resulted in the interested shareholder becoming an interested shareholder, the interested shareholder owns stock having at least 85% of all voting power of the corporation at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and stock held by certain employee stock plans; or

•	on or subsequent to the date of the transaction in which the person became an interested shareholder, the business combination is approved by the Board of Directors of the corporation and authorized at a meeting of shareholders by the affirmative vote of the holders of two-thirds of all voting power not attributable to shares owned by the interested shareholder.

The statute defines a “business combination” to include:

•	any merger or consolidation involving the corporation and an interested shareholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with an interested shareholder of 10% or more of the assets of the corporation;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to an interested shareholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series or voting power of the corporation owned by the interested shareholder;

•	the receipt by an interested shareholder of any loans, guarantees, pledges or other financial benefits provided by or through the corporation; or

•	any share acquisition by the interested shareholder pursuant to Section 1090.1 of the Oklahoma General Corporation Act.

For purposes of Section 1090.3, the term “corporation” also includes the corporation’s majority-owned subsidiaries.

In addition, Section 1090.3 defines an “interested shareholder,” generally, as any person that owns stock having 15% or more of all voting power of the corporation, any person that is an affiliate or associate of the corporation and owned stock having 15% or more of all voting power of the corporation at any time within the three-year period prior to the time of determination of interested shareholder status and any affiliate or associate of such person.

Anti-Takeover Effects of Provisions of our Certificate of Incorporation and Bylaws

Some of the provisions of our certificate of incorporation and bylaws discussed below may have the effect, either alone or in combination with Section 1090.3 of the Oklahoma General Corporation Act, of making more difficult or discouraging a tender offer, proxy contest, merger or other takeover attempt that our board of directors opposes but that a shareholder might consider to be in its best interest.

Our certificate of incorporation provides that our shareholders may act only at an annual or special meeting of shareholders and may not act by written consent, provided, this restriction will no longer apply in the event Oklahoma repeals its statute which requires unanimous written consent by applicable public companies. Our bylaws provide that only a majority of our board of directors or the chairman of our board of directors may call a special meeting of our board of directors or our shareholders. Our certificate of incorporation also includes a forum selection clause designating the state district court or federal district courts in Oklahoma County, Oklahoma as the sole and exclusive forum for derivative actions, actions asserting a claim for breach of fiduciary duties and certain other matters.

Our certificate of incorporation provides that the number of directors will be fixed exclusively by, and may be increased or decreased exclusively by, our board of directors from time to time, but will not be less than three nor more than nine, which limits require approval of 66 2⁄3% of the voting power of our voting stock to amend. Our certificate of incorporation and bylaws provide that directors may be removed only with cause and by a vote of at least 50% of the voting power of our outstanding voting stock. A vacancy on our board of directors may be filled by a vote of a majority of the directors in office, and a director appointed to fill a vacancy serves for the remainder of the term of the director in which the vacancy occurred. These provisions will prevent our shareholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

Our bylaws contain advance notice and other procedural requirements that apply to shareholder nominations of persons for election to our board of directors at any annual or special meeting of shareholders and to shareholder proposals that shareholders take any other action at any annual meeting. In the case of any annual meeting, a shareholder proposing to nominate a person for election to our board of directors or proposing that any other action be taken must give our corporate secretary written notice of the proposal not less than 90 days and not more than 120 days before the anniversary of the date of the immediately preceding annual meeting of shareholders. These shareholder proposal deadlines are subject to exceptions if the pending annual meeting date is more than 30 days prior to or more than 30 days after the anniversary of the immediately preceding annual meeting. If the chairman of our board of directors or a majority of our board of directors calls a special meeting of shareholders for the election of directors, a shareholder proposing to nominate a person for that election must give our corporate secretary written notice of the proposal not earlier than 120 days prior to that special meeting and not later than the last to occur of (1) 90 days prior to that special meeting or (2) the 10th day following the day we publicly disclose the date of the special meeting. Our bylaws prescribe specific information that any such shareholder notice must contain. These advance notice provisions may have the effect of precluding a contest for the election of our directors or the consideration of shareholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to us and our shareholders.

Our certificate of incorporation and bylaws provide that our shareholders may adopt, amend and repeal our bylaws at any regular or special meeting of shareholders by a vote of at least 66 2⁄3% of the voting power of our outstanding voting stock, provided the notice of intention to adopt, amend or repeal the bylaws has been included in the notice of that meeting. Our certificate of incorporation also confers on our board of directors the power to adopt, amend or repeal our bylaws with the affirmative vote of a majority of the directors then in office.

As discussed above under “—Preferred Stock,” our certificate of incorporation authorizes our board of directors, without the approval of our shareholders, to provide for the issuance of all or any shares of our preferred stock in one or more series and to determine the designation, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions applicable to any of those rights, including dividend rights, voting rights, conversion or exchange rights, terms of redemption and liquidation preferences, of each series. The issuance of shares of our preferred stock or rights to purchase shares of our preferred stock could discourage an unsolicited acquisition proposal. In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power of our common shareholders.

In addition to the purposes described above, these provisions of our certificate of incorporation and bylaws are also intended to increase the bargaining leverage of our board of directors, on behalf of our shareholders, in any future negotiations concerning a potential change of control of our company. Our board of directors has observed that certain tactics that bidders employ in making unsolicited bids for control of a corporation, including hostile tender offers and proxy contests, have become relatively common in modern takeover practice. Our board of directors considers those tactics to be highly disruptive to a corporation and often contrary to the overall best interests of its shareholders. In particular, bidders may use these tactics in conjunction with an attempt to acquire a corporation at an unfairly low price. In some cases, a bidder will make an offer for less than all the outstanding capital stock of the target company, potentially leaving shareholders with the alternatives of partially liquidating their investment at a time that may be disadvantageous to them or retaining an investment in the target company under substantially different management with objectives that may not be the same as the new controlling shareholder. The concentration of control in our company that could result from such an offer could deprive our remaining shareholders of the benefits of listing on the New York Stock Exchange and public reporting under the Exchange Act.

While our board of directors does not intend to foreclose or discourage reasonable merger or acquisition proposals, it believes that value for our shareholders can be enhanced by encouraging would-be acquirers to forego hostile or coercive tender offers and negotiate with the Board terms that are fair to all shareholders. Our board of directors believes that the provisions described above will (1) discourage disruptive tactics and takeover attempts at unfair prices or on terms that do not provide all shareholders with the opportunity to sell their stock at a fair price and (2) encourage third parties who may seek to acquire control of our company to initiate such an acquisition through negotiations directly with our board of directors. Our Board also believes these provisions will help give it the time necessary to evaluate unsolicited offers, as well as appropriate alternatives, in a manner that assures fair treatment of our shareholders. Our board of directors recognizes that a takeover might in some circumstances be beneficial to some or all of our shareholders, but, nevertheless, believes that the benefits of seeking to protect its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to take over or restructure our company outweigh the disadvantages of discouraging those proposals.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 1031 of the Oklahoma General Corporation Act allows us to indemnify our officers and directors who were or are parties or are threatened to be made parties to any threatened, pending, or completed action, suit or proceeding against (a) expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any such action, suit or proceeding brought by reason of such person being or having been a director, officer, employee or agent of us, or of any other corporation, partnership, joint venture, trust or other enterprise at our request, other than an action by or in the right of our company, provided to be entitled to indemnification, the individual must have acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interest, and with respect to any criminal action, the person seeking indemnification had no reasonable cause to believe that the conduct was unlawful, and (b) expenses, including attorneys’ fees, actually and reasonably incurred in connection with the defense or settlement of any action or suit by or in the right of our company brought by reason of the person seeking indemnification being or having been a director, officer, employee or agent of us, or any other corporation, partnership, joint venture, trust or other enterprise at our request, provided the actions were in good faith and were reasonably believed to be in or not opposed to our best interest, except that no indemnification shall be made in respect of any claim, issue or matter as to which the individual shall have been adjudged liable to us, unless and only to the extent that the court in which such action was decided has determined that the person is fairly and reasonably entitled to indemnity for such expenses which the court deems proper.

Our certificate of incorporation provides that we will indemnify, to the fullest extent permitted by applicable law as it presently exists or may be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person or a person for whom such person is the legal representative, is or was a director or officer of us or, while a director or officer of us, is or was serving at our request as a director, officer, manager, partner, member, member representative or other designated legal representative of another corporation or of a partnership, joint venture, limited liability company, trust or other enterprise, including service with respect to employee benefit plans, against all liability and losses suffered and expenses (including attorneys’ fees) incurred by such person in connection with such action, suit or proceeding. Our certificate of incorporation also provides that we will pay the expenses incurred by a director or officer in defending any such proceeding in advance of its final disposition, subject to such person providing us with specified undertakings. Notwithstanding the foregoing, our certificate of incorporation provides that we shall be required to indemnify or make advances to a person in connection with a proceeding (or part thereof) initiated by such person only if the proceeding (or part thereof) was authorized by our board of directors. These rights are not exclusive of any other right that any person may have or may acquire under any statute, provision of our certificate of incorporation, bylaws, agreement, vote of shareholders or disinterested directors or otherwise. No amendment, modification or repeal of those provisions will in any way adversely affect any right or protection under those provisions of any person in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

Our certificate of incorporation also permits us to secure and maintain insurance on behalf of any of our directors, officers, employees or agents and each person who is, or was, serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, limited liability company, trust or other enterprise for any liability asserted against and incurred by such person in any such capacity. We intend to obtain directors’ and officers’ liability insurance providing coverage to our directors and officers.

DESCRIPTION OF MATERIAL INDEBTEDNESS

As of March 31, 2014, on a pro forma basis after giving effect to the Transactions, our consolidated indebtedness consisted of $400.0 million of borrowings under the Term Loan, $650.0 million of 2019 Notes and $500.0 million of New Senior Notes.

Existing Credit Facility

In November 2011, we, as borrower, and all of our material subsidiaries (other than COF), as guarantors, entered into the $500.0 million senior secured Existing Credit Facility. The Existing Credit Facility matures on November 3, 2016. The Existing Credit Facility allows us to request increases in the total commitments under the facility by up to $400.0 million in the aggregate in part or in full anytime during the term of the Existing Credit Facility, with any such increases being subject to certain requirements as well as lenders’ approval.

Amounts borrowed under the Existing Credit Facility are secured by liens on all of our equity interests and those of our current and future guarantor subsidiaries under the Existing Credit Agreement, and all of our and our guarantor subsidiaries’ assets, including real and personal property. During any period that we achieve an investment grade rating from either Moody’s Investors Service, Inc. (“Moody’s”) or Standard & Poor’s Rating Services (“S&P”), the requirements that we provide security for amounts borrowed under the facility will be suspended as long as no event of default has occurred and is continuing.

Borrowings bear interest under a leverage-based pricing grid at our option at either: (a) the greater of (1) the reference rate of Bank of America, (2) the federal funds effective rate plus 0.50% or (3) the Eurodollar rate, which is based on the London Interbank Offered Rate (LIBOR), plus 1.00%, each of which is subject to a margin that varies from 1.00% to 1.75% per annum, according to our leverage ratio, or (b) the Eurodollar rate plus a margin that varies from 2.00% to 2.75% per annum, according to our leverage ratio. The unused portion of the Existing Credit Facility is subject to commitment fees of 0.375% to 0.500% per annum, according to our leverage ratio. Interest is payable quarterly or, if LIBOR applies, it may be payable at more frequent intervals.

The Existing Credit Facility contains covenants requiring us to maintain certain financial ratios such as leverage, secured leverage and fixed charge cover. In addition, the Existing Credit Facility includes negative covenants that, subject to exceptions, limit our and each of our subsidiaries’ ability to, among other things:

•	incur, assume or permit to exist additional indebtedness, guarantees and other contingent obligations;

•	incur liens;

•	pay dividends or make other distributions;

•	engage in transactions with affiliates;

•	make certain loans and investments; and

•	consolidate, merge or sell assets.

The Existing Credit Facility contains certain customary representations and warranties, affirmative and negative covenants and events of default, including, among other things, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to material indebtedness, certain events of bankruptcy, certain events under ERISA, material judgments, actual or asserted failure of any guaranty or security document supporting the Existing Credit Facility to be in force and effect and change of control. If an event of default occurs, the administrative agent is entitled to take various actions, including the acceleration of amounts due under the Existing Credit Facility, termination of the commitments under the Existing Credit Facility and all remedial actions available to a secured creditor.

As part of the Transactions, we intend to repay and terminate the Existing Credit Facility.

New Credit Facility

We intend to enter into a loan agreement providing for a new asset based revolving credit facility with Wells Fargo Bank, National Association, as administrative and collateral agent. We expect the New Credit Facility to provide for aggregate borrowings of up to approximately $275.0 million, including both a letter of credit sub-facility (which will include guarantees of and risk participations in letters of credit provided by third party banks) and a swing line loan sub-facility. All outstanding loans under the New Credit Facility will be due and payable in full, and all commitments of the lenders to provide for borrowings and other extensions of credit under the New Credit Facility will terminate, on the fifth anniversary of the closing date.

All borrowings under our New Credit Facility are subject to the satisfaction of customary conditions, including the absence of a default and the accuracy of representations and warranties, and to a borrowing base which will be based on a percentage of eligible accounts receivable, subject to reserves and other adjustments. Borrowers under the New Credit Facility will be each of our domestic operating subsidiaries with assets to be included in the borrowing base. All obligations under the New Credit Facility will be fully and unconditionally guaranteed jointly and severally by SSO, SSE and all of our present and future direct and indirect material domestic subsidiaries (other than such subsidiaries that are borrowers).

Amounts borrowed under the New Credit Facility will be secured by liens on substantially all of the current assets, including inventory, accounts and chattel paper of the borrowers and the guarantors.

The interest rates per annum applicable to loans, other than swingline loans, under the New Credit Facility will be, at our option, equal to either: (a) the Base Rate, which will be calculated as the greatest of (1) the rate of interest publicly announced by Wells Fargo Bank, National Association, as its “prime rate,” subject to each increase or decrease in such prime rate effective as of the date such change occurs, (2) the federal funds effective rate plus 0.50% and (3) the one month LIBOR Rate, calculated in a manner set forth in the New Credit Facility, plus 1.00%, each of which is subject to an applicable margin, or (b) LIBOR plus an applicable margin. The applicable margin will range from 0.50% to 1.00% per annum for Base Rate loans and 1.50% to 2.00% per annum for LIBOR loans. Swingline loans will bear interest at the Base Rate plus the applicable margin. Until the last day of the first full fiscal quarter after the closing date, the applicable margin shall be 0.75% for Base Rate loans and 1.75% for LIBOR loans. The unused portion of the New Credit Facility is subject to commitment fees of 0.250% to 0.375% per annum, according to average unused amounts. We will also be required to pay customary letter of credit fees closing fees, arrangement fees and agent fees.

All borrowings under our New Credit Facility, including swingline loans and issuances of letters of credit, will be subject to a borrowing base. The borrowing base will be calculated (subject to certain reserves and other adjustments) as follows:

•	85% of eligible accounts receivable (net of discounts, claims, credits, allowances and sales, excise and similar taxes); plus

•	100% of unrestricted cash and cash equivalents that is held in a deposit or securities account with Wells Fargo Bank, National Association, subject to a control agreement.

Borrowings under our New Credit Facility may be prepaid at any time without penalty or premium, subject to customary breakage and similar costs.

The New Credit Facility will contain covenants requiring us and our subsidiaries to maintain a minimum fixed charge coverage ratio at any time availability is below a certain threshold and for a certain period of time thereafter. In addition, the New Credit Facility will include negative covenants that, subject to exceptions, limit our and each of our subsidiaries’ ability to, among other things:

•	incur, assume or permit to exist additional indebtedness, guarantees and other contingent obligations;

•	incur liens;

•	pay certain dividends or make other distributions;

•	engage in transactions with affiliates;

•	make certain loans and investments; and

•	consolidate, merge or sell assets.

The New Credit Facility will contain certain customary representations and warranties, affirmative and negative covenants and events of default, including, among other things, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to material indebtedness, certain events of bankruptcy, certain events under ERISA, material judgments, actual or asserted failure of any guaranty or security document supporting the New Credit Facility to be in force and effect and change of control. If an event of default occurs, the administrative agent is entitled to take various actions, including the acceleration of amounts due under the New Credit Facility, termination of the commitments under the New Credit Facility and all remedial actions available to a secured creditor.

As part of the Transactions, we intend to use the proceeds from the New Credit Facility (i) to pay the costs and expenses in connection with the New Credit Facility, (ii) for working capital expenditures and other general corporate purposes and (iii) for the repayment and termination of the Existing Credit Facility.

Term Loan

We intend to enter into a loan agreement providing for a new term loan B credit agreement with Bank of America, N.A., as administrative agent. We expect the Term Loan to provide for up to $400.0 million of term loan commitments, all of which will be drawn on the closing date. The Term Loan will mature, and all amounts outstanding plus accrued and unpaid interest will be due, on the seventh anniversary of the closing date.

Borrowings under the Term Loan will bear interest at an interest rate, at our option, equal to either: (a) the Base Rate, which will be calculated as the greatest of (1) the Bank of America, N.A. prime rate, (2) the federal funds rate plus 0.50% and (3) a one-month LIBOR rate adjusted daily plus 1.00% or (b) LIBOR, with a floor of 0.75%, plus, in each case, an applicable margin. The applicable margin for borrowings will be 2.00% for Base Rate loans and 3.00% for LIBOR loans, depending on whether the Base Rate or LIBOR is used, provided that if and for so long as the leverage ratio is less than a certain level and the term loans have certain ratings from each of S&P and Moody’s, such margins will be reduced by 0.25%. The term loans under the Term Loan will be repayable in equal consecutive quarterly installments equal to 0.25% (1.00% per annum) of the original principal amount of the Term Loan.

Obligations under the Term Loan will be guaranteed jointly and severally by all of our present and future direct and indirect wholly-owned material domestic subsidiaries, other than certain excluded subsidiaries. Amounts borrowed under the Term Loan will be secured by liens on all of our equity interests and that of our current and future subsidiaries, and all of our and our subsidiaries’ present and future real property, equipment (including drilling rigs and frac spread equipment), fixtures and other fixed assets.

We may prepay all or a portion of our Term Loan at any time, subject to a 1.00% principal premium on the repayment of principal pursuant to a refinancing within six months after the closing date. Borrowings under our Term Loan may be subject to mandatory prepayments with the net cash proceeds of certain issuances of debt, certain asset sales and other dispositions and certain condemnation events, and with excess cash flow in any calendar year in which our leverage ratio exceeds 3.25 to 1.00.

The Term Loan will include negative covenants that, subject to exceptions, limit our and each of our subsidiaries’ ability to, among other things:

•	incur, assume or permit to exist additional indebtedness, guarantees and other contingent obligations;

•	incur liens;

•	pay certain dividends or make other distributions;

•	engage in transactions with affiliates;

•	make certain loans and investments; and

•	consolidate, merge or sell assets.

The Term Loan will contain certain customary representations and warranties, affirmative and negative covenants and events of default, including, among other things, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to material indebtedness, certain events of bankruptcy, certain events under ERISA, material judgments, actual or asserted failure of any guaranty or security document supporting Term Loan to be in force and effect and change of control. If an event of default occurs, the administrative agent is entitled to take various actions, including the acceleration of amounts due under the Term Loan and all remedial actions available to a secured creditor.

Proceeds from the term loan borrowings under the Term Loan are expected to be used (i) to repay and terminate the Existing Credit Facility and (ii) to pay costs and expenses incurred in connection with the Term Loan.

2019 Notes

In October 2011, we issued $650.0 million in aggregate principal amount of the 2019 Notes. We incurred $14.8 million in financing costs related to the 2019 Notes issuance which have been deferred and are being amortized over the life of the 2019 Notes. We used the net proceeds of $637.0 million from the 2019 Notes issuance to pay down a portion of our affiliate debt with Chesapeake. The 2019 Notes will mature on November 15, 2019 and interest is payable semi-annually in arrears on May 15 and November 15 of each year. The 2019 Notes are guaranteed by all of our existing subsidiaries, other than certain immaterial subsidiaries and Chesapeake Oilfield Finance, Inc. (“COF”), which is a co-issuer of the 2019 Notes.

We may redeem up to 35% of the 2019 Notes with proceeds of certain equity offerings at a redemption price of 106.625% of the principal amount plus accrued and unpaid interest prior to November 15, 2014, subject to certain conditions. Prior to November 15, 2015, we may redeem some or all of the 2019 Notes at a price equal to 100% of the principal amount plus a make-whole premium determined pursuant to a formula set forth in the indenture governing the 2019 Notes, plus accrued and unpaid interest. On and after November 15, 2015, we may redeem all or part of the 2019 Notes at the following prices (as a percentage of principal), plus accrued and unpaid interest, if redeemed during the 12-month period beginning on November 15 of the years indicated below:

Year	Redemption Price
2015	103.313%
2016	101.656%
2017 and thereafter	100.000%

The 2019 Notes are subject to covenants that, among other things, limit our ability and the ability of certain of our subsidiaries to: (1) sell assets; (2) declare dividends or make distributions on our equity interests or purchase or redeem our equity interests; (3) make investments or other specified restricted payments; (4) incur or guarantee additional indebtedness and issue disqualified or preferred equity; (5) create or incur certain liens; (6) enter into agreements that restrict the ability of our restricted subsidiaries to pay dividends, make intercompany loans or transfer assets to us; (7) effect a merger, consolidation or sale of all or substantially all of our assets; (8) enter into transactions with affiliates; and (9) designate subsidiaries as unrestricted subsidiaries. We were in compliance with these covenants as of March 31, 2014. The 2019 Notes also have cross default provisions that apply to other indebtedness SSE or any of its guarantor subsidiaries may have from time to time with an outstanding principal amount of $50.0 million or more. If the 2019 Notes achieve an investment grade rating from either Moody’s or S&P, our obligation to comply with certain of these covenants will be suspended, and if the 2019 Notes achieve an investment grade rating from both Moody’s and S&P, then such covenants will terminate.

Under a registration rights agreement, we agreed to file a Registration Statement within 365 days after the closing of the 2019 Notes private placement enabling holders of the 2019 Notes to exchange the privately placed 2019 Notes for publicly registered exchange notes with substantially identical terms. We also agreed to make additional interest payments, up to a maximum of 1.0% per annum, to holders of the 2019 Notes if we did not comply with such obligation under the registration rights agreement. We incurred approximately $0.9 million of additional interest expense related to our delay in filing such Registration Statement, which was paid on May 15, 2013. We completed the exchange offer of the unregistered notes for the publicly registered 2019 Notes on July 19, 2013.

As part of the Transactions, SSO will assume all of our obligations under the 2019 Notes, after which SSO will be the issuer of the 2019 Notes and we will provide a guarantee of the 2019 Notes. The current subsidiary guarantors (other than Compass Manufacturing, L.L.C. and Nomac Services, L.L.C.) will continue to guarantee the 2019 Notes.

New Senior Notes

On June 12, 2014, we priced the offering of $500.0 million of 6.5% senior notes due 2022 (the “New Senior Notes”). We intend to use the net proceeds of the New Senior Notes issuance to make a cash distribution to COSH, our direct parent, to repay all outstanding indebtedness under the New Credit Facility and for general corporate purposes. We expect COSH to use such proceeds to repay intercompany indebtedness to Chesapeake. The offering of the New Senior Notes is expected to close on June 26, 2014, subject to customary closing conditions.

The financing costs related to the New Senior Notes issuance will be deferred and amortized over the life of the New Senior Notes. The New Senior Notes will mature on July 15, 2022 and interest will be payable semi-annually in arrears on July 15 and January 15 of each year, beginning on January 15, 2014. Initially, the New Senior Notes will not be guaranteed. Prior to the full repayment or refinancing of the 2019 Notes, the New Senior Notes will become fully and unconditionally guaranteed on a senior unsecured basis by each of our domestic subsidiaries, if any, that has outstanding indebtedness or guarantees in an aggregate principal amount greater than $15.0 million, other than (i) guarantors of the 2019 Notes, (ii) SSO or (iii) subsidiaries of SSO. We do not have any such subsidiaries currently. Upon the full repayment or refinancing of the 2019 Notes, the New Senior Notes will be fully and unconditionally guaranteed on a senior unsecured basis by each of our domestic subsidiaries that has outstanding indebtedness or guarantees in an aggregate principal amount greater than $15.0 million.

We may redeem up to 35% of the New Senior Notes with the net cash proceeds of certain equity offerings at a redemption price of 106.5% of the principal amount, plus accrued and unpaid interest, if any, prior to July 15, 2017, subject to certain conditions. Prior to July 15, 2017, we may redeem some or all of the New Senior Notes at a price equal to 100% of the principal amount plus a make-whole premium determined pursuant to a formula set forth in the indenture governing the New Senior Notes, plus accrued and unpaid interest. On and after July 15, 2017, we may redeem all or part of the New Senior Notes at the following prices (as a percentage of principal), plus accrued and unpaid interest, if redeemed during the 12-month period beginning on July 15 of the years indicated below:

Year	Percentage
2017	104.875%
2018	103.250%
2019	101.625%
2020 and thereafter	100.000%

The New Senior Notes are subject to covenants that, among other things, limit our ability and the ability of certain of our subsidiaries to: (1) sell assets; (2) declare dividends or make distributions on our equity interests or purchase or redeem our equity interests; (3) make investments or other specified restricted payments; (4) incur or guarantee additional indebtedness and issue disqualified or preferred equity; (5) create or incur certain liens; (6) enter into agreements that restrict the ability of our restricted subsidiaries to pay dividends, make intercompany loans or transfer assets to us; (7) effect a merger, consolidation or sale of all or substantially all of our assets; (8) enter into transactions with affiliates; and (9) designate subsidiaries as unrestricted subsidiaries. The New Senior Notes also have cross default provisions that apply to other indebtedness SSE or certain of its subsidiaries may have from time to time with an outstanding principal amount of $75.0 million or more. If the New Senior Notes achieve an investment grade rating from either Moody’s or S&P, our obligation to comply with certain of these covenants will be suspended, and if the New Senior Notes achieve an investment grade rating from both Moody’s and S&P, then such covenants will terminate.

We and the initial purchasers will enter into the registration rights agreement on or prior to the closing of the New Senior Notes offering. Pursuant to the registration rights agreement, we will agree to file with the SEC the exchange offer registration statement on the appropriate form under the Securities Act with respect to an offer (the “Exchange Offer”) to exchange the notes for an issue of SEC-registered notes with terms identical to such notes, which we refer to as the “exchange notes,” except that the exchange notes will not be subject to restrictions on transfer or to any increase in annual interest rate. We will also agree to make additional interest payments, up to a maximum of 1.0% per annum, to holders of the New Senior Notes if we do not comply with such obligation under the registration rights agreement.

This information statement and the registration statement on Form 10 of which it is a part shall not be deemed an offer to sell or a solicitation of an offer to buy the New Senior Notes.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form 10 under the Exchange Act relating to the common stock being distributed in the spin-off. This information statement forms a part of that registration statement but does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information relating to us and the shares of our common stock, reference is made to the registration statement, including its exhibits. Statements made in this information statement relating to any contract or other document are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s Public Reference Room, located at 100 F Street, NE, Washington, D.C. 20549 or on the SEC’s website at http://www.sec.gov. You may obtain a copy of the registration statement from the SEC’s Public Reference Room upon payment of prescribed fees. Please call the SEC at (800) SEC-0330 for further information on the operation of the Public Reference Room.

We are currently, and following the spin-off will continue to be, subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we file periodic reports and other information with the SEC. Those periodic reports and other information are available for inspection and copying at the SEC’s Public Reference Room and the SEC’s website at http://www.sec.gov. Following the spin-off, our proxy statements will be available in the same manner.

We intend to furnish holders of our common stock with annual reports containing financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

We make available free of charge on our website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the SEC. All of these documents are made available free of charge on our website, www.77nrg.com and will be provided free of charge to any shareholders requesting a copy by writing to: Seventy Seven Energy Inc., 777 N.W. 63rd Street, Oklahoma City, Oklahoma 73116, Attention: Investor Relations. The information on our website is not, and shall not be deemed to be, a part of this information statement or incorporated into any other filings we make with the SEC.

No person is authorized to give any information or to make any representations with respect to the matters described in this information statement other than those contained in this information statement or in the documents incorporated by reference in this information statement and, if given or made, such information or representation must not be relied upon as having been authorized by us or Chesapeake. Neither the delivery of this information statement nor completion of the spin-off shall, under any circumstances, create any implication that there has been no change in our affairs or those of Chesapeake since the date of this information statement.

INDEX TO FINANCIAL STATEMENTS

CHESAPEAKE OILFIELD OPERATING, L.L.C.

Report of Independent Registered Public Accounting Firm

To the Member of Chesapeake Oilfield Operating, L.L.C.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Chesapeake Oilfield Operating, L.L.C. (the “Company”) and its subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 11 and 12 to the accompanying consolidated financial statements, the Company earned the majority of its revenues and has other significant transactions with affiliated entities.

/s/ PricewaterhouseCoopers LLP

Tulsa, Oklahoma

March 14, 2014

CHESAPEAKE OILFIELD OPERATING, L.L.C.

Consolidated Balance Sheets

	December 31,
	2013	2012
	(in thousands)
Assets:
Current Assets:
Cash	$1,678	$1,227
Accounts receivable, net of allowance of $524 and $496 at December 31, 2013 and December 31, 2012, respectively	62,959	25,910
Affiliate accounts receivable	312,480	337,705
Inventory	45,035	52,228
Deferred income tax asset	5,318	3,305
Prepaid expenses and other	20,301	24,484

Total Current Assets	447,771	444,859

Property and Equipment:
Property and equipment, at cost	2,241,350	2,096,150
Less: accumulated depreciation	(773,282)	(541,117)
Property and equipment held for sale, net	29,408	26,486

Total Property and Equipment, Net	1,497,476	1,581,519

Other Assets:
Investments	13,236	18,216
Goodwill	42,447	42,447
Intangible assets, net	7,429	11,382
Deferred financing costs	14,080	16,741
Other long-term assets	4,454	4,347

Total Other Assets	81,646	93,133

Total Assets	$2,026,893	$2,119,511

Liabilities and Equity:
Current Liabilities:
Accounts payable	$30,666	$28,810
Affiliate accounts payable	34,200	31,592
Other current liabilities	210,123	228,342

Total Current Liabilities	274,989	288,744

Long-Term Liabilities:
Deferred income tax liabilities	145,747	149,932
Senior notes	650,000	650,000
Revolving credit facility	405,000	418,200
Other long-term liabilities	3,965	15,818

Total Long-Term Liabilities	1,204,712	1,233,950

Commitments and Contingencies (Note 6)
Owner’s Equity	547,192	596,817

Total Liabilities and Equity	$2,026,893	$2,119,511

The accompanying notes are an integral part of these consolidated financial statements.

CHESAPEAKE OILFIELD OPERATING, L.L.C.

Consolidated Statements of Operations

	Years Ended December 31,
	2013	2012	2011
	(in thousands)
Revenues:
Revenues from Chesapeake	$1,960,256	$1,811,253	$1,226,420
Revenues from third parties	227,949	108,769	77,076

Total Revenues	2,188,205	1,920,022	1,303,496

Operating Expenses:
Operating costs	1,717,709	1,390,786	986,239
Depreciation and amortization	289,591	231,322	175,790
General and administrative, including expenses from affiliates (Notes 1 and 12)	80,354	66,360	37,074
(Gains) losses on sales of property and equipment	(2,629)	2,025	(3,571)
Impairments and other	74,762	60,710	2,729

Total Operating Expenses	2,159,787	1,751,203	1,198,261

Operating Income	28,418	168,819	105,235

Other Income (Expense):
Interest expense	(56,786)	(53,548)	(48,802)
Loss from equity investees	(958)	(361)	—
Other income (loss)	1,758	1,543	(2,464)

Total Other Expense	(55,986)	(52,366)	(51,266)

(Loss) Income Before Income Taxes	(27,568)	116,453	53,969
Income Tax (Benefit) Expense	(7,833)	46,877	26,279

Net (Loss) Income	(19,735)	69,576	27,690

Less: Net Loss Attributable to Noncontrolling Interest	—	—	(154)

Net (Loss) Income Attributable to Chesapeake Oilfield Operating	$(19,735)	$69,576	$27,844

The accompanying notes are an integral part of these consolidated financial statements.

CHESAPEAKE OILFIELD OPERATING, L.L.C.

Consolidated Statements of Changes in Equity

	Owner’s Equity	Noncontrolling Interest	Total Equity
	(in thousands)
Balance at January 1, 2011	$160,107	$4,453	$164,560
Net income (loss)	27,844	(154)	27,690
Acquisition of noncontrolling interest	—	(4,299)	(4,299)
Contributions from owner, net	360,945	—	360,945

Balance at December 31, 2011	548,896	—	548,896
Net income	69,576	—	69,576
Distributions to owner, net	(21,655)	—	(21,655)

Balance at December 31, 2012	596,817	—	596,817
Net loss	(19,735)	—	(19,735)
Distributions to owner, net	(29,890)	—	(29,890)

Balance at December 31, 2013	$547,192	$—	$547,192

The accompanying notes are an integral part of these consolidated financial statements.

CHESAPEAKE OILFIELD OPERATING, L.L.C.

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2013	2012	2011
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
NET (LOSS) INCOME	$(19,735)	$69,576	$27,690
ADJUSTMENTS TO RECONCILE NET INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES:
Depreciation and amortization	289,591	231,322	175,790
Amortization of sale/leaseback gains	(15,995)	(8,821)	(6,282)
Amortization of deferred financing costs	2,928	2,906	523
(Gains) losses on sales of property and equipment	(2,629)	2,025	(3,571)
Impairments	52,400	35,855	2,729
Loss from equity investees	958	361	—
Provision for doubtful accounts	436	310	—
Stock-based compensation	—	—	10,906
Deferred income tax (benefit) expense	(9,255)	46,128	26,149
Other	1,641	264	(22)
Changes in operating assets and liabilities, net of effects from acquisitions
Accounts receivable	(37,485)	5,592	15,987
Affiliate accounts receivable	25,100	(165,249)	(84,900)
Inventory	7,193	(23,782)	(12,981)
Accounts payable	1,856	(9,562)	11,338
Affiliate accounts payable	2,608	(6,126)	36,395
Other current liabilities	38,324	33,957	58,615
Other	(865)	(3,605)	(18,320)

Net cash provided by operating activities	337,071	211,151	240,046

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property and equipment	(349,806)	(622,825)	(412,753)
Acquisition of businesses, net of cash acquired	—	—	(339,962)
Proceeds from sales of assets	50,602	47,421	110,902
Proceeds from sale of investment	2,790	—	—
Additions to investments	(431)	(1,920)	(16,657)
Other	28	—	—

Net cash used in investing activities	(296,817)	(577,324)	(658,470)

CASH FLOWS FROM FINANCING ACTIVITIES:
(Distributions to) contributions from owner	(29,890)	(22,330)	453,166
Decrease in affiliate debt	—	—	(635,070)
Borrowings from revolving credit facility	1,216,900	1,389,100	168,000
Payments on revolving credit facility	(1,230,100)	(999,900)	(139,000)
Proceeds from issuance of senior notes, net of offering costs	—	—	637,000
Deferred financing costs	—	—	(7,168)
Payments on third party notes	—	—	(55,213)
Acquisition of noncontrolling interest	—	—	(3,131)
Other	3,287	—	—

Net cash (used in) provided by financing activities	(39,803)	366,870	418,584

Net increase in cash	451	697	160
Cash, beginning of period	1,227	530	370

Cash, end of period	$1,678	$1,227	$530

SUPPLEMENTAL DISCLOSURE OF SIGNIFICANT NON-CASH INVESTING AND FINANCING ACTIVITIES:
(Decrease) increase in other current liabilities related to purchases of property and equipment	$(54,457)	$30,466	$(31,146)
Decrease in contributions from owner due to transfer of land and buildings	$—	$—	$85,868
Decrease (increase) in contributions from (distributions to) owner due to transfer of tax attributes	$—	$(675)	$16,471
SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS:
Interest, net of amount capitalized	$55,250	$51,579	$1,493

The accompanying notes are an integral part of these consolidated financial statements.

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization, Basis of Presentation and Nature of Business

Organization

Chesapeake Oilfield Operating, L.L.C. (“COO,” “we,” “us” or “our”) is an Oklahoma limited liability company formed in September 2011 to own and operate the oilfield services companies of Chesapeake Energy Corporation (“Chesapeake”). We conduct operations through the following wholly-owned and consolidated subsidiaries: Nomac Drilling, L.L.C., Nomac Services, L.L.C., Performance Technologies, L.L.C., PTL Prop Solutions, L.L.C., Western Wisconsin Sand Company, LLC (“WWS”), Thunder Oilfield Services, L.L.C., Hodges Trucking Company, L.L.C., Oilfield Trucking Solutions, L.L.C., Great Plains Oilfield Rental, L.L.C., Keystone Rock & Excavation, L.L.C., Compass Manufacturing, L.L.C. and Mid-States Oilfield Supply LLC.

Basis of Presentation

The accompanying consolidated financial statements and related notes include the accounts of COO and its subsidiaries, all of which are 100% owned. COO’s accounting and financial reporting policies conform to accounting principles and practices generally accepted in the United States of America (“GAAP”). All significant intercompany accounts and transactions within COO have been eliminated.

Chesapeake Oilfield Finance, Inc. (“COF”) is a 100% owned finance subsidiary of COO that was incorporated for the purpose of facilitating the offering of COO’s 6.625% Senior Notes due 2019 (see Note 4). COF does not have any operations or revenues.

Chesapeake provides cash management services to COO through a centralized treasury system. Transactions between COO and Chesapeake have been identified in the financial statements as transactions with affiliates (see Note 12).

The accompanying consolidated financial statements include charges from Chesapeake for indirect corporate overhead to cover costs of functions such as legal, accounting, treasury, environmental, safety, information technology and other corporate services. These charges from Chesapeake were $55.5 million, $49.4 million and $33.7 million for the years ended December 31, 2013, 2012 and 2011, respectively. Management believes that the allocated charges are representative of the costs and expenses incurred by Chesapeake on behalf of COO. See Note 12 for a discussion of the methods of allocation.

Nature of Business

We provide a wide range of wellsite services and equipment, including drilling, hydraulic fracturing, oilfield rentals, rig relocation, fluid handling and disposal and manufacturing of natural gas compressor packages. We conduct our operations in Colorado, Kansas, Louisiana, Montana, New Mexico, Ohio, Oklahoma, Pennsylvania, Texas, West Virginia, Wisconsin and Wyoming. As of December 31, 2013, our primary owned assets consisted of 70 drilling rigs, nine hydraulic fracturing fleets, 260 rig relocation trucks, 67 cranes and forklifts and 246 fluid hauling trucks. Additionally, we had 45 rigs leased under contracts at December 31, 2013 (see Note 6). Our reportable business segments are drilling, hydraulic fracturing, oilfield rentals, oilfield trucking and other operations (see Note 13).

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

2. Significant Accounting Policies

Accounting Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting periods. Although management believes these estimates are reasonable, actual results could differ from those estimates. Areas where critical accounting estimates are made by management include:

•	estimated useful lives of assets, which impacts depreciation and amortization of property and equipment;

•	impairment of long-lived assets, goodwill and intangibles;

•	income taxes;

•	accruals related to revenue, expenses, capital costs and contingencies; and

•	cost allocations as described in Note 12.

Risks and Uncertainties

Historically, we have provided substantially all of our oilfield services to Chesapeake. For the years ended December 31, 2013, 2012 and 2011, Chesapeake accounted for approximately 90%, 94% and 94%, respectively, of our revenues. Approximately 73% of Chesapeake’s estimated proved reserves volumes as of December 31, 2013 were natural gas and 75% of Chesapeake’s 2013 oil and natural gas sales volumes were natural gas. Sustained low natural gas prices, and volatile commodity prices in general, could have a material adverse effect on Chesapeake’s and our financial position, results of operations and cash flows, which could adversely impact our ability to comply with financial covenants under our Credit Facility and further limit our ability to fund our planned capital expenditures.

Chesapeake’s current business strategy includes a decrease in its capital expenditure budget for 2014 from historically high levels and sales of non-core assets and assets that do not fit its long-term plans. This reduction in drilling capital expenditures has decreased Chesapeake’s utilization of many of our services and equipment. Any further reductions could have a material adverse effect on our business, financial condition and results of operations. As we apply available cash from future asset sales and operations towards reducing our financial leverage, we may incur various cash and noncash charges, including but not limited to, impairments of fixed assets or lease termination costs.

Accounts Receivable

Trade accounts receivable are recorded at the invoice amount and do not bear interest. The majority of our receivables, 83% and 93% at December 31, 2013 and 2012, respectively, are with Chesapeake and its subsidiaries. The allowance for doubtful accounts represents our best estimate for losses that may occur resulting from disputed amounts with our unaffiliated third-party customers and their inability to pay amounts owed. We determine the allowance based on historical write-off experience and information about specific customers. During the years ended December 31, 2013, 2012 and 2011, we recognized $0.4 million, $0.3 million and $0, respectively, of bad debt expense related to potentially uncollectible receivables. We also recognized reductions to our allowance of $0.4 million, a nominal amount and $0.2 million as we wrote off specific receivables against our allowance for the years ended December 31, 2013, 2012 and 2011, respectively.

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Inventory

We value inventory at the lower of cost or market using the average cost method. Average cost is derived from third-party invoices and production cost. Production cost includes material, labor and manufacturing overhead. Inventory primarily consists of proppants and chemicals used in our hydraulic fracturing operations and components used in our compressor manufacturing business. A summary of our inventory is as follows:

	December 31,
	2013	2012
	(in thousands)
Raw materials, components and supplies	$40,725	$48,223
Work in process	4,310	4,005

Total inventory	$45,035	$52,228

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation of assets is based on estimates, assumptions and judgments relative to useful lives and salvage values. Upon the disposition of an asset, we eliminate the cost and related accumulated depreciation and include any resulting gain or loss in operating expenses in the consolidated statements of operations. Expenditures for maintenance and repairs that do not add capacity or extend the useful life of an asset are expensed as incurred.

A summary of our property and equipment amounts and useful lives is as follows:

			Estimated Useful Life
	December 31,
	2013	2012
	(in thousands)		(in years)
Drilling rigs and related equipment	$1,146,747	$988,968	3-15
Hydraulic fracturing equipment	332,051	306,873	2-7
Oilfield rental equipment	327,430	332,066	2-10
Trucking and fluid disposal equipment	209,255	210,472	5-8
Leasehold improvements	110,660	140,111	3-5
Vehicles	56,022	61,814	3
Buildings and improvements	5,731	6,018	3-39
Land	2,290	440	—
Other	51,164	49,388	3-10

Total property and equipment, at cost	2,241,350	2,096,150
Less: accumulated depreciation and amortization	(773,282)	(541,117)
Property and equipment held for sale, net	29,408	26,486

Total property and equipment, net	$1,497,476	$1,581,519

Depreciation is calculated using the straight-line method based on the assets’ estimated useful lives and salvage values. These estimates are based on various factors including age (in the case of acquired assets), manufacturing specifications, technological advances and historical data concerning useful lives of similar assets.

Depreciation expense on property and equipment for the years ended December 31, 2013, 2012 and 2011 was $285.6 million, $227.2 million and $173.2 million, respectively. Included in property and equipment are $106.1 million and $178.7 million at December 31, 2013 and 2012, respectively, of assets that are being constructed or have not been placed into service, and therefore are not subject to depreciation.

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Interest is capitalized on the average amount of accumulated expenditures for major capital projects under construction using a weighted average interest rate based on our outstanding borrowings until the underlying assets are placed into service. Capitalized interest is added to the cost of the assets and amortized to depreciation expense over the useful life of the assets. During the years ended December 31, 2013, 2012 and 2011, we capitalized interest of approximately $1.1 million, $2.2 million and $0.9 million, respectively.

Impairment of Long-Lived Assets

We review our long-lived assets, such as property and equipment, whenever, in management’s judgment, events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. Factors that might indicate a potential impairment include a significant decrease in the market value of the long-lived asset, a significant change in the long-lived asset’s physical condition, a change in industry conditions or a reduction in cash flows associated with the use of the long-lived asset. If these or other factors indicate the carrying amount of the asset may not be recoverable, we determine whether an impairment has occurred through analysis of the future undiscounted cash flows of the asset. If an impairment has occurred, we recognize a loss for the difference between the carrying amount and the fair value of the asset. We measure the fair value of the asset using market prices or, in the absence of market prices, based on an estimate of discounted cash flows.

Investments

Investments in securities are accounted for under the equity method in circumstances where we have the ability to exercise significant influence over the operating and investing policies of the investee but do not have control. Under the equity method, we recognize our share of the investee’s earnings in our consolidated statements of operations. We consolidate all subsidiaries in which we hold a controlling interest.

We evaluate our investments for impairment and recognize a charge to earnings when any identified impairment is determined to be other than temporary. See Note 9 for further discussion of investments.

Goodwill, Intangible Assets and Amortization

Goodwill represents the cost in excess of fair value of the net assets of businesses acquired. In 2011, we recorded goodwill in the amounts of $27.4 million and $15.1 million related to our acquisitions of Bronco Drilling Company, Inc. (“Bronco”) and Horizon Oilfield Services, L.L.C. (“Horizon”), respectively. The goodwill is assigned to our drilling segment. Goodwill is not amortized. Intangible assets with finite lives are amortized on a basis that reflects the pattern in which the economic benefits of the intangible assets are realized, which is generally on a straight-line basis over an asset’s estimated useful life.

We review goodwill for impairment annually on October 1 or more frequently if events or changes in circumstances indicate that the carrying amount of the reporting unit exceeds its fair value. Circumstances that could indicate a potential impairment include a significant adverse change in the economic or business climate, a significant adverse change in legal factors, an adverse action or assessment by a regulator, unanticipated competition, loss of key personnel and the likelihood that a reporting unit or significant portion of a reporting unit will be sold or otherwise disposed of. Under GAAP, we have the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of one of our reporting units is greater than its carrying amount. If, after assessing the totality of events or circumstances, we determine it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then there is no need to perform any further testing. However, if we conclude otherwise, accounting guidance requires a two-step process for testing impairment. First, the fair value of each reporting unit is compared to its carrying value to determine whether an indication of impairment exists. Second,

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

if impairment is indicated, the fair value of the reporting unit’s goodwill is determined by allocating the unit’s fair value to its assets and liabilities (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination on the impairment test date. The amount of impairment for goodwill is measured as the excess of the carrying value of the goodwill over its implied fair value. We have the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test.

When estimating fair values of a reporting unit for our goodwill impairment test, we use the income approach. The income approach provides an estimated fair value based on the reporting unit’s anticipated cash flows that are discounted using a weighted average cost of capital rate. Estimated cash flows are primarily based on projected revenues, operating expenses and capital expenditures and are discounted using comparable industry average rates for weighted average cost of capital. For purposes of performing the impairment tests for goodwill, all of our goodwill relates to our drilling and drilling-related services reporting units.

Our definite-lived intangible assets, consisting of customer relationships and a trade name, are amortized using the straight-line method. A summary of these assets and their useful lives is as follows:

	December 31,		Estimated Useful Life
	2013	2012
	(in thousands)		(in years)
Customer relationships	$19,600	$19,600	3-20
Trade name	1,400	1,400	10

Total intangible assets, at cost	21,000	21,000
Less: accumulated amortization	(13,571)	(9,618)

Total intangible assets, net	$7,429	$11,382

Amortization expense was $3.9 million, $3.9 million and $2.6 million for the years ended December 31, 2013, 2012 and 2011, respectively. Future estimated amortization expense is presented below.

December 31, 2013
(in thousands)
2014	$2,009
2015	620
2016	480
2017	480
2018	480
After 2018	3,360

Total	$7,429

Deferred Financing Costs

Legal fees and other costs incurred in obtaining financing are amortized over the term of the related debt using a method that approximates the effective interest method. Gross deferred financing costs were $20.4 million at December 31, 2013 related to our Credit Facility and 6.625% Senior Notes due 2019. Prior to 2011, we had no deferred financing costs. Amortization expense related to deferred financing costs was $2.9 million, $2.9 million and $0.5 million for the years ended December 31, 2013, 2012 and 2011, respectively, and is included in interest expense in the consolidated statements of operations.

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Accounts Payable

Included in accounts payable at December 31, 2013 and 2012 are liabilities of $7.7 million and $15.0 million, respectively, representing the amount by which checks issued, but not yet presented to our banks for collection, exceeded balances in applicable bank accounts, considering the legal right of offset.

Revenue Recognition

Substantially all of our revenues are derived from affiliates. We recognize revenue when services are performed, collection of receivables is reasonably assured, persuasive evidence of an arrangement exists and the price is fixed or determinable.

Drilling. We earn revenues by drilling oil and natural gas wells for our customers under daywork contracts. We recognize revenue on daywork contracts for the days completed based on the dayrate each contract specifies. Payments received and costs incurred for mobilization services are recognized as earned over the days of mobilization.

Hydraulic Fracturing. We recognize revenue upon the completion of each fracturing stage. We typically complete one or more fracturing stages per day per active crew during the course of a job. A stage is considered complete when the customer requests or the job design dictates that pumping discontinue for that stage. Invoices typically include a lump sum equipment charge determined by the rate per stage each contract specifies and product charges for sand, chemicals and other products actually consumed during the course of providing our services.

Oilfield Rentals. We rent many types of oilfield equipment including drill pipe, drill collars, tubing, blowout preventers, frac tanks, mud tanks and environmental containment. We also provide air drilling, flowback services and services associated with the transfer of water to the wellsite for well completions. We price our rentals and services by the day or hour based on the type of equipment rented and the services performed and recognize revenue ratably over the term of the rental.

Oilfield Trucking. Oilfield trucking provides rig relocation and logistics services as well as fluid handling services. Our trucks move drilling rigs, crude oil, other fluids and construction materials to and from the wellsite and also transport produced water from the wellsite. We price these services by the hour and volume and recognize revenue as services are performed.

Other Operations. We design, engineer and fabricate natural gas compression packages, accessories and related equipment that we sell to Chesapeake and third parties. We price our compression units based on certain specifications such as horsepower, stages and additional options. We recognize revenue upon completion and transfer of ownership of the natural gas compression equipment.

Litigation Accruals

We estimate our accruals related to litigation based on the facts and circumstances specific to the litigation and our past experience with similar claims. We estimate our liability related to pending litigation when we believe the amount or a range of the loss can be reasonably estimated. We record our best estimate of a loss when the loss is considered probable. When a loss is probable and there is a range of estimated loss with no best estimate in the range, we record the minimum estimated liability related to a lawsuit or claim. As additional information becomes available, we assess the potential liability related to our pending litigation and claims and revise our estimates accordingly.

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Environmental Costs

Our operations involve the storage, handling, transport and disposal of bulk waste materials, some of which contain oil, contaminants and regulated substances. These operations are subject to various federal, state and local laws and regulations intended to protect the environment. Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefit are expensed. There were no amounts capitalized as of December 31, 2013 and 2012. We record liabilities on an undiscounted basis when remediation efforts are probable and the costs to conduct such remediation efforts can be reasonably estimated.

Leases

We lease drilling rigs, real property and rail cars through various leasing arrangements (see Note 6). When we enter into a leasing arrangement, we analyze the terms of the arrangement to determine its accounting treatment. As of December 31, 2013, all leases have been accounted for as operating leases.

We periodically incur costs to improve the assets that we lease under these arrangements. We record the improvement as a component of property and equipment and amortize the improvement over the shorter of the useful life of the improvement or the remaining lease term.

Income Taxes

Chesapeake and its subsidiaries historically have filed a consolidated federal income tax return and other state returns as required. COO and its subsidiaries are limited liability companies, and as a result, all income, expenses, gains, losses and tax credits generated flow through to their respective members or partners. Because these items of income or loss ultimately flow up to Chesapeake’s corporate tax return we have reported income taxes on a separate return basis for COO and all of our subsidiaries. Accordingly, we have recognized deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases for all our subsidiaries as if each entity were a corporation, regardless of its actual characterization of U.S. federal income tax purposes. Any current taxes resulting from application of the separate return method will be paid in cash unless limited by the terms of our Indenture and revolving credit facility, in which case such amounts will be treated as a capital contribution.

A valuation allowance for deferred tax assets is recognized when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. To assess that likelihood, we use estimates and judgment regarding our future taxable income, as well as the jurisdiction in which such taxable income is generated, to determine whether a valuation allowance is required. Such evidence can include our current financial position, our results of operations, both actual and forecasted, the reversal of deferred tax liabilities, and tax planning strategies as well as the current and forecasted business economics of our industry. We had no valuation allowance at December 31, 2013 and 2012.

The benefit of an uncertain tax position taken or expected to be taken on an income tax return is recognized in the consolidated financial statements at the largest amount that is more likely than not to be sustained upon examination by the relevant taxing authority. Interest and penalties, if any, related to uncertain tax positions would be recorded in interest expense and other expense, respectively. There were no uncertain tax positions at December 31, 2013 and 2012.

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3. Asset Sales, Assets Held for Sale and Impairments and Other

Asset Sales

During 2013, we sold 14 drilling rigs and ancillary equipment that were not being utilized in our business for $50.6 million, net of selling expenses. During 2012, we sold 18 drilling rigs and ancillary equipment that were not being utilized in our business for $47.4 million, net of selling expenses. During 2011, we sold ancillary equipment for $110.9 million, net of selling expenses. We recorded net (gains) losses on sales of property and equipment of approximately ($2.6) million, $2.0 million and ($3.6) million during the years ended December 31, 2013, 2012 and 2011, respectively.

Assets Held for Sale and Impairments and Other

A summary of our impairments and other is as follows:

	Years Ended December 31,
	2013	2012	2011
	(in thousands)
Drilling rigs held for sale	$23,574	$11,750	$—
Drilling rigs held for use	25,417	14,871	—
Lease termination costs	22,362	24,855	—
Drill pipe	—	7,486	—
Other	3,409	1,748	2,729

Total impairments and other	$74,762	$60,710	$2,729

During the years ended December 31, 2013 and 2012, we recognized $23.6 million and $11.8 million, respectively, of impairment charges for certain drilling rigs and spare equipment we had identified to sell as part of our broader strategy to divest non-essential drilling rigs. We are required to present such assets at the lower of carrying amount or fair value less the anticipated costs to sell at the time they meet the criteria for held for sale accounting. Estimated fair value was based on the expected sales price, less costs to sell. Included in property and equipment held for sale on our consolidated balance sheet was $29.4 million and $26.5 million as of December 31, 2013 and 2012, respectively. These assets are included in our drilling segment. The assets classified as held for sale as of December 31, 2012 were sold during 2013.

We also identified certain drilling rigs during the years ended December 31, 2013 and 2012 that we deemed to be impaired based on our assessment of future demand and the suitability of the identified rigs in light of this demand. We recorded impairment charges of $25.4 million and $14.9 million during the years ended December 31, 2013 and 2012, respectively, related to these drilling rigs. Estimated fair value for these drilling rigs was determined using significant unobservable inputs (Level 3) based on a market approach.

During the year ended December 31, 2013, we purchased 23 leased drilling rigs for approximately $140.2 million and paid lease termination costs of approximately $22.4 million. During the year ended December 31, 2012, we purchased 25 leased drilling rigs for approximately $36.2 million and paid lease termination costs of approximately $24.9 million.

During the year ended December 31, 2012, we also identified certain excess drill pipe that had become obsolete. The carrying value of such drill pipe was reduced to fair value, and we recorded impairment charges of $7.5 million based on the difference between carrying amount and fair value of such drill pipe.

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

We identified certain other property and equipment during the years ended December 31, 2013, 2012 and 2011 that we deemed to be impaired based on our assessment of the market value and expected future cash flows of the long-lived asset. We recorded impairment charges of $3.4 million, $1.7 million and $2.7 million during the years ended December 31, 2013, 2012 and 2011, respectively, related to these assets. Estimated fair value for this property and equipment was determined using significant unobservable inputs (Level 3) based on an income approach.

The market approach was based on external industry data for similar equipment. The assumptions used in the impairment evaluation for long-lived assets are inherently uncertain and require management’s judgment. A prolonged period of lower oil and natural gas prices or additional reduction in capital expenditures by Chesapeake or our third-party customers, and the potential impact of these factors on our utilization and dayrates, could result in the recognition of future impairment charges on the same or additional rigs and other property and equipment if future cash flow estimates, based upon information then available to management, indicate that their carrying value may not be recoverable. As we apply available cash from future asset sales and operations towards reducing our financial leverage, we may incur various cash and noncash charges, including but not limited to, impairments of fixed assets or lease termination costs.

4. Debt

2019 Notes

In October 2011, we issued $650.0 million in aggregate principal amount of 6.625% Senior Notes due 2019 (the “2019 Notes”). We incurred $14.8 million in financing costs related to the 2019 Notes issuance which have been deferred and are being amortized over the life of the 2019 Notes. We used the net proceeds of $637.0 million from the 2019 Notes issuance to pay down a portion of our affiliate debt with Chesapeake. The 2019 Notes will mature on November 15, 2019 and interest is payable semi-annually in arrears on May 15 and November 15 of each year. The 2019 Notes are guaranteed by all of our existing subsidiaries other than certain immaterial subsidiaries and COF, which is a co-issuer of the 2019 Notes.

We may redeem up to 35% of the 2019 Notes with proceeds of certain equity offerings at a redemption price of 106.625% of the principal amount plus accrued and unpaid interest prior to November 15, 2014, subject to certain conditions. Prior to November 15, 2015, we may redeem some or all of the 2019 Notes at a price equal to 100% of the principal amount plus a make-whole premium determined pursuant to a formula set forth in the Indenture governing the 2019 Notes, plus accrued and unpaid interest. On and after November 15, 2015, we may redeem all or part of the 2019 Notes at the following prices (as a percentage of principal), plus accrued and unpaid interest, if redeemed during the 12-month period beginning on November 15 of the years indicated below:

Year	Redemption Price
2015	103.313%
2016	101.656%
2017 and thereafter	100.000%

The 2019 Notes are subject to covenants that, among other things, limit our ability and the ability of certain of our subsidiaries to: (1) sell assets; (2) declare dividends or make distributions on our equity interests or purchase or redeem our equity interests; (3) make investments or other specified restricted payments; (4) incur or guarantee additional indebtedness and issue disqualified or preferred equity; (5) create or incur certain liens; (6) enter into agreements that restrict the ability of our restricted subsidiaries to pay dividends, make intercompany loans or transfer assets to us; (7) effect a merger, consolidation or sale of all or substantially all of

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

our assets; (8) enter into transactions with affiliates; and (9) designate subsidiaries as unrestricted subsidiaries. The 2019 Notes also have cross default provisions that apply to other indebtedness COO or any of its guarantor subsidiaries may have from time to time with an outstanding principal amount of $50.0 million or more. If the 2019 Notes achieve an investment grade rating from either Moody’s Investors Service, Inc. (“Moody’s”) or Standard & Poor’s Rating Services (“S&P”), our obligation to comply with certain of these covenants will be suspended, and if the 2019 Notes achieve an investment grade rating from both Moody’s and S&P, then such covenants will terminate.

Under a registration rights agreement, we agreed to file a registration statement within 365 days after the closing of the 2019 Notes offering enabling holders of the 2019 Notes to exchange the privately placed 2019 Notes for publicly registered exchange notes with substantially identical terms. We also agreed to make additional interest payments, up to a maximum of 1.0% per annum, to holders of the 2019 Notes if we did not comply with such obligation under the registration rights agreement. We incurred approximately $0.9 million of additional interest expense related to our delay in filing such registration statement, which was paid on May 15, 2013. We completed the exchange offer on July 19, 2013.

Revolving Credit Facility

In November 2011, we entered into a five-year senior secured revolving bank credit facility (the “Credit Facility”) with total commitments of $500.0 million. We incurred $5.4 million in financing costs related to entering into the Credit Facility which have been deferred and are being amortized over the life of the Credit Facility. The borrowing capacity of the Credit Facility may be increased to $900.0 million at our option, subject to compliance with the restrictive covenants in the Credit Facility and in the Indenture governing our 2019 Notes, as well as lender approval. The maximum amount that we may borrow under the Credit Facility may be subject to limitations due to certain covenants contained in the Credit Facility. As of December 31, 2013, the Credit Facility was not subject to any such limitations and had borrowing availability of approximately $95.0 million. We use the Credit Facility to fund capital expenditures and for general corporate purposes associated with our operations. Borrowings under the Credit Facility are secured by liens on our equity interests and the equity interests of our current and future guarantor subsidiaries and all of our guarantor subsidiaries’ assets, including real and personal property, and bear interest at our option at either (i) the greater of the reference rate of Bank of America, N.A., the federal funds effective rate plus 0.50%, and one-month LIBOR plus 1.00%, all of which are subject to a margin that varies from 1.00% to 1.75% per annum, according to our leverage ratio, or (ii) the Eurodollar rate, which is based on LIBOR plus a margin that varies from 2.00% to 2.75% per annum, according to our leverage ratio. The unused portion of the Credit Facility is subject to a commitment fee that varies from 0.375% to 0.500% per annum, according to our leverage ratio. We recorded commitment fee expense of $0.7 million, $1.4 million and $0.4 million for the years ended December 31, 2013, 2012 and 2011, respectively. Interest is payable quarterly or, if LIBOR applies, it may be payable at more frequent intervals. COO is the borrower under the Credit Facility.

The Credit Facility contains various covenants and restrictive provisions which limit our and our restricted subsidiaries’ ability to enter into asset sales, incur additional indebtedness, make investments or loans and create liens. The Credit Facility requires maintenance of a leverage ratio based on the ratio of lease-adjusted indebtedness to earnings before interest, taxes, depreciation, amortization and rental expense (EBITDAR), a senior secured leverage ratio based on the ratio of secured indebtedness to EBITDA and a fixed charge coverage ratio based on the ratio of EBITDAR to lease-adjusted interest expense, in each case as defined in the Credit Facility agreement. We were in compliance with these covenants under the agreement as of December 31, 2013. If we or our restricted subsidiaries should fail to perform our obligations under the agreement, the Credit Facility could be terminated and any outstanding borrowings under the Credit Facility could be declared immediately due

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

and payable. Such acceleration, if involving a principal amount of $50.0 million or more, would constitute an event of default under the Indenture, which could in turn result in the acceleration of our 2019 Notes. The Credit Facility also contains cross-default provisions that apply to other indebtedness, including our 2019 Notes, that we and our restricted subsidiaries may have from time to time with an outstanding principal amount in excess of $15.0 million.

No scheduled principal payments are required on any of our long-term debt until November 2016, when our Credit Facility becomes due.

Affiliate Debt

On October 28, 2011, we issued our 2019 Notes and used the net proceeds of $637.0 million to reduce our affiliate debt with Chesapeake. Interest expense charged to us of $38.2 million for the year ended December 31, 2011 was based on Chesapeake’s average borrowing rate. The average outstanding affiliate debt was $317.5 million for the year ended December 31, 2011.

5. Other Current and Long-Term Liabilities

Other current and long-term liabilities as of December 31, 2013 and 2012 are detailed below:

	December 31,
	2013	2012
	(in thousands)
Other Current Liabilities:
Operating expenditures	$101,007	$85,231
Payroll related	47,796	37,828
Self-insurance reserves	27,245	25,907
Property, sales, use and other taxes	17,904	4,503
Property and equipment	7,010	61,467
Interest	5,862	7,266
Deferred gain on sale/leasebacks	3,299	6,140

Total Other Current Liabilities	$210,123	$228,342

Other Long-Term Liabilities:
Deferred gain on sale/leasebacks	$2,115	$15,270
Payroll related	1,231	—
Other	619	548

Total Other Long-Term Liabilities	$3,965	$15,818

6. Commitments and Contingencies

Rent expense for rigs, real property, rail cars and other property and equipment for the years ended December 31, 2013, 2012 and 2011 was $103.9 million, $121.4 million and $108.5 million, respectively, and was included in operating costs in our consolidated statements of operations.

Rig Leases

As of December 31, 2013, we leased 45 rigs under master lease agreements with an aggregate undiscounted future lease commitment of $76.2 million. The lease commitments are guaranteed by Chesapeake and certain of

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

its subsidiaries. Under the leases, we can exercise an early purchase option or we can purchase the rigs at expiration of the lease for the fair market value at the time. In addition, in most cases, we have the option to renew a lease for negotiated new terms at the expiration of the lease. Subsequent to December 31, 2013, we purchased 14 leased drilling rigs and terminated the applicable lease arrangements for approximately $62.3 million, lowering our minimum aggregate undiscounted future rig lease payments by approximately $29.0 million. See Note 17 for further discussion of the purchases.

Real Property Leases

In October 2011, we entered into a facilities lease agreement with Chesapeake pursuant to which we lease a number of the storage yards, office space and other physical facilities out of which we conduct our operations. The initial term of the lease agreement ends December 31, 2014, after which the agreement is automatically renewed for successive one-year terms until we or Chesapeake terminate it. During the renewal periods, the amount of rent charged by Chesapeake will increase by 2.5% each year. We make monthly payments to Chesapeake under the facilities lease agreement that cover rent and our proportionate share of maintenance, operating expenses, taxes and insurance. These leases are being accounted for as operating leases.

Rail Car Leases

As of December 31, 2013, we were party to six lease agreements with various third parties to lease rail cars for initial terms of three to seven years. Additional rental payments are required for the use of rail cars in excess of the allowable mileage stated in the respective agreement. These leases are being accounted for as operating leases.

Aggregate undiscounted minimum future lease payments under our operating leases are presented below:

	December 31, 2013
	Rigs	Real Property	Rail Cars	Total
	(in thousands)
2014	$51,395	$16,898	$6,218	$74,511
2015	11,450	—	5,823	17,273
2016	5,616	—	5,823	11,439
2017	7,164	—	2,168	9,332
2018	623	—	1,445	2,068
After 2018	—	—	722	722

Total	$76,248	$16,898	$22,199	$115,345

Other Commitments

Much of the equipment we purchase requires long production lead times. As a result, we usually have outstanding orders and commitments for such equipment. As of December 31, 2013, we had $29.7 million of purchase commitments related to future inventory and capital expenditures that we expect to incur in 2014.

In October 2011, we entered into an agreement to acquire 49% of the membership interest in Maalt Specialized Bulk, L.L.C. (“Maalt”) (see Note 9). Maalt provides bulk transportation, transloading and sand hauling services, and its assets consist primarily of trucks and trailers. Under the agreement, we could be required to make future additional payments not to exceed $3.0 million which are contingent upon Maalt meeting certain financial and operational performance targets. For each year in the three-year period that began December 6, 2011, we will determine whether Maalt has met the specified performance targets for the preceding year. If Maalt

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

has met the specified performance targets for the preceding year, we will make payments for such year based upon the number of specified performance targets met. As of December 31, 2013, we had accrued $0.4 million pursuant to this agreement.

We have also entered into a transportation services and usage agreement with Maalt under which Maalt has dedicated a portion of its trucking fleet to allow us to meet our sand transportation needs. The size of the dedicated fleet is re-determined on a monthly basis. We have guaranteed to Maalt that through December 31, 2014, we will utilize its services at such a rate that the aggregate monthly revenue generated by the number of trucking units in the dedicated fleet exceeds a certain threshold stated in the agreement. If this threshold is not met during any month, we must pay Maalt an amount equal to 90% of the difference between the minimum services threshold and the total revenue generated by the trucking units during the applicable month. No payments for non-utilization were required for the years ended December 31, 2013, 2012 or 2011.

Litigation

We are involved in various lawsuits and disputes incidental to our business operations, including commercial disputes, personal injury claims, property damage claims and contract actions. Although the outcome of litigation cannot be predicted with certainty, management is of the opinion that no pending or threatened lawsuit or dispute incidental to our business operations is likely to have a material adverse effect on our consolidated financial position, results of operations or cash flows. The final resolution of such matters could exceed amounts accrued and actual results could differ materially from management’s estimates.

Self-Insured Reserves

We are self-insured up to certain retention limits with respect to workers’ compensation and general liability matters. We maintain accruals for self-insurance retentions that we estimate using third-party data and claims history. Included in operating costs is workers’ compensation expense of $13.6 million, $14.1 million and $12.8 million during the years ended December 31, 2013, 2012 and 2011, respectively.

7. Share-Based Compensation

Chesapeake’s share-based compensation program consists of restricted stock available to employees and stock options and performance share units (“PSUs”) available to senior management. The restricted stock and stock options are equity-classified awards and the PSUs are liability-classified awards.

Equity-Classified Awards

Restricted Stock. The fair value of restricted stock awards was determined based on the fair market value of the shares of Chesapeake common stock on the date of the grant. This value is amortized over the vesting period, which is generally four years from the date of the grant. To the extent compensation cost relates to employees directly involved in oilfield services operations, such amounts are charged to us and reflected as operating costs and general and administrative expenses. Included in operating costs and general and administrative expenses is stock-based compensation expense of $13.2 million, $12.1 million and $10.9 million for the years ended December 31, 2013, 2012 and 2011, respectively. Effective January 1, 2012, we reimburse Chesapeake for these costs in accordance with our administrative services agreement. To the extent compensation cost relates to employees indirectly involved in oilfield services operations, such amounts are charged to us through an overhead allocation and are reflected as general and administrative expenses.

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

A summary of the status and changes of the unvested shares of restricted stock related to employees directly involved in oilfield services operations is presented below.

	Number of Unvested Restricted Shares	Weighted Average Grant-Date Fair Value
	(in thousands)
Unvested shares as of January 1, 2013	1,840	$23.27
Granted	1,000	$19.21
Vested	(652)	$23.19
Forfeited	(317)	$21.32

Unvested shares as of December 31, 2013	1,871	$21.46

Unvested shares as of January 1, 2012	1,496	$27.15
Granted	1,170	$20.70
Vested	(537)	$27.69
Forfeited	(289)	$24.55

Unvested shares as of December 31, 2012	1,840	$23.27

Unvested shares as of January 1, 2011	1,268	$26.89
Granted	939	$29.18
Vested	(611)	$29.99
Forfeited	(100)	$26.51

Unvested shares as of December 31, 2011	1,496	$27.15

The aggregate intrinsic value of restricted stock vested for the year ended December 31, 2013, as reflected in the table above, was approximately $12.9 million based on the market price of Chesapeake’s common stock at the time of vesting.

As of December 31, 2013, there was $29.7 million of total unrecognized compensation cost related to the unvested restricted stock of employees involved directly in oilfield services operations. The cost is expected to be recognized over a weighted average period of approximately three years.

Stock Options. During 2013, Chesapeake granted incentive-based and retention-based stock options to a member of COO’s senior management team. The incentive-based stock options will vest ratably over a three-year period and the retention-based stock options will vest one-third on each of the third, fourth and fifth anniversaries of the grant date. The stock option awards have an exercise price equal to the closing price of Chesapeake’s common stock on the grant date. Outstanding options expire ten years from the date of grant.

The following table provides information related to stock option activity for the year ended December 31, 2013:

	Number of Shares Underlying Options	Weighted Average Exercise Price Per Share	Weighted Average Contract Life in Years	Aggregate Intrinsic Value(a)
	(in thousands)			(in thousands)
Outstanding at January 1, 2013	—	$—	—	$—
Granted	235	$18.97
Exercised	—	$—

Outstanding at December 31, 2013	235	$18.97	9.08	$1,916

Exercisable at December 31, 2013	—	$—		$—

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(a)	The intrinsic value of a stock option is the amount by which the current market value or the market value upon exercise of the underlying stock exceeds the exercise price of the option.

As of December 31, 2013, there was $1.3 million of total unrecognized compensation cost related to stock options. The cost is expected to be recognized over a weighted average period of approximately three years.

Liability-Classified Awards

Performance Share Units. In January 2012 and January 2013, Chesapeake granted PSUs to a member of COO’s senior management team under Chesapeake’s Long Term Incentive Plan that includes both an internal performance measure and an external market condition. The PSUs can only be settled in cash, so they are classified as a liability in our consolidated financial statements and are measured at fair value as of the grant date and re-measured at fair value at the end of each reporting period. Compensation expense is recognized over the vesting period with a corresponding adjustment to the liability.

As of the respective grant dates, the fair value of the 8,475 PSUs issued in 2012 was $0.2 million and the fair value of the 60,130 PSUs issued in 2013 was $1.3 million. As of December 31, 2013, the fair value of the PSUs was $2.5 million. We have recorded $0.3 million as a short-term liability for PSUs that will be settled in January 2014 and $1.2 million as a long-term liability representing the portion of the award that will be settled in January 2015 or thereafter. The remaining $1.0 million relates to PSUs for which the requisite service period has not been completed.

8. Income Taxes

The components of income tax expense (benefit) for each of the periods presented below are as follows:

	Years Ended December 31,
	2013	2012	2011
	(in thousands)
Current	$1,422	$749	$130
Deferred	(9,255)	46,128	26,149

Total	$(7,833)	$46,877	$26,279

The effective income tax expense (benefit) differed from the computed “expected” federal income tax expense on earnings before income taxes for the following reasons:

	Years Ended December 31,
	2013	2012	2011
	(in thousands)
Income tax expense (benefit) at the federal statutory rate (35%)	$(9,649)	$40,758	$18,889
State income taxes (net of federal income tax benefit)	677	3,859	2,265
Acquisition expenditures	—	—	2,977
Other permanent differences	1,369	2,153	816
Effect of change in state taxes	—	273	1,150
Other	(230)	(166)	182

Total	$(7,833)	$46,877	$26,279

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Deferred income taxes are provided to reflect temporary differences in the basis of net assets for income tax and financial reporting purposes. The tax-effected temporary differences and tax loss carryforwards which comprise deferred taxes are as follows:

	Years Ended December 31,
	2013	2012
	(in thousands)
Deferred tax liabilities:
Property and equipment	$(350,662)	$(294,293)
Deferred gain on sale leaseback	—	(27,935)
Intangible assets	(2,801)	(4,291)
Prepaid expenses	(2,697)	(2,115)
Other	(2,584)	(760)

Deferred tax liabilities	(358,744)	(329,394)

Deferred tax assets:
Net operating loss carryforwards	200,200	163,386
Deferred gain on sale leaseback	802	5,783
Deferred stock compensation	5,068	4,708
Accrued liabilities	6,871	4,598
State tax payments	3,125	2,628
Other	2,249	1,664

Deferred tax assets	218,315	182,767

Net deferred tax liability	$(140,429)	$(146,627)

Reflected in accompanying balance sheets as:
Current deferred income tax asset	$5,318	$3,305
Non-current deferred income tax liability	(145,747)	(149,932)

Total	$(140,429)	$(146,627)

At December 31, 2013, COO had federal income tax net operating loss (NOL) carryforwards of approximately $531.0 million. Of these carryforwards, $48.5 million is limited ($15.2 million annually) under Section 382 of the Internal Revenue Code. These limitations are a result of the acquisitions of Bronco and Rensco Energy Services Corporation (“Rensco”) during 2011. The NOL carryforwards expire from 2031 through 2033. The value of these carryforwards depends on the ability of COO to generate taxable income.

9. Investments

In October 2011, we acquired 49% of the membership interest in Maalt for $12.0 million. We use the equity method of accounting to account for our investment in Maalt, which had a carrying value of $13.2 million as of December 31, 2013. We recorded equity method adjustments to our investment of $0.2 million and $0.1 million for our share of Maalt’s income for the years ended December 31, 2013 and 2012, respectively. We also made additional investments of $0.4 million and $0.5 million during the years ended December 31, 2013 and 2012, respectively. As of December 31, 2013, the carrying value of our investment in Maalt is in excess of the underlying equity in Maalt’s net assets by approximately $12.0 million. This excess is attributable to goodwill recorded on Maalt’s financial statements and is not being amortized.

In August 2011, we entered into an agreement with Big Star Field Services, L.L.C. to form Big Star Crude Co., L.L.C. (“Big Star”), a jointly controlled entity that engages in the commercial trucking business. During

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

2013, Big Star redeemed our membership interest in exchange for $2.8 million in cash, 30 trailers and the assignment to us of 30 leased trucks from Big Star’s fleet. We recognized a loss of $1.5 million during 2013 related to the redemption, which is included in income (loss) from equity investees on our consolidated statements of operations. Prior to the redemption of our membership interest, we used the equity method of accounting to record our investment in Big Star. We recorded equity method adjustments to our investment of ($1.1) million and $0.5 million for our share of Big Star’s income (loss) for the years ended December 31, 2013 and 2012, respectively.

10. Fair Value Measurements

The fair value measurement standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (referred to as an “exit price”). Authoritative guidance on fair value measurements and disclosures clarifies that a fair value measurement for a liability should reflect the entity’s non-performance risk. In addition, a fair value hierarchy is established that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are:

Level 1- Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2- Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability. This category includes quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3- Measured based on prices or valuation models that require inputs that are both significant to the fair value measurement and less observable from objective sources.

Fair Value on Recurring Basis

The carrying values of cash, trade receivables and trade payables are considered to be representative of their respective fair values due to the short-term nature of these instruments.

Fair Value on Non-Recurring Basis

Fair value measurements were applied with respect to our non-financial assets and liabilities measured on a non-recurring basis, which consist primarily of long-lived asset impairments based on Level 3 inputs. See Note 2 for additional discussion.

Fair Value of Other Financial Instruments

The fair value of debt is the estimated amount a market participant would have to pay to purchase our debt, including any premium or discount attributable to the difference between the stated interest rate and market rate of interest at the balance sheet date. Fair values are based on quoted market prices or average valuations of similar debt instruments at the balance sheet date for those debt instruments for which quoted market prices are not available. Estimated fair values are determined by using available market information and valuation

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value. The use of different market assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

	December 31, 2013		December 31, 2012
	Carrying Amount	Fair Value (Level 2)	Carrying Amount	Fair Value (Level 2)
	(in thousands)
Financial liabilities:
Credit Facility	$405,000	$399,592	$418,200	$401,000
2019 Notes	$650,000	$679,660	$650,000	$614,250

11. Concentration of Credit Risk and Major Customers

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and trade receivables. Accounts receivable from Chesapeake and its affiliates were $312.5 million and $337.7 million as of December 31, 2013 and December 31, 2012, or 83% and 93%, respectively, of our total accounts receivable. Revenues from Chesapeake and its affiliates were $1.960 billion, $1.811 billion and $1.226 billion for the years ended December 31, 2013, 2012 and 2011, or 90%, 94% and 94%, respectively, of our total revenues. We believe that the loss of this customer would have a material adverse effect on our operating results as there can be no assurance that replacement customers would be identified and accessed in a timely fashion.

12. Transactions with Affiliates

In the normal course of business, we provide wellsite services and equipment, including drilling, hydraulic fracturing, oilfield rentals, rig relocation, fluid handling and disposal services and compressor manufacturing to Chesapeake and its affiliates. Substantially all of our revenues are derived from Chesapeake and its working interest partners (see Note 11).

In October 2011, we entered into a master services agreement with Chesapeake, pursuant to which we provide drilling and other services and supply materials and equipment to Chesapeake. Drilling services are typically provided pursuant to modified International Association of Drilling Contractors drilling contracts. The specific terms of each request for other services are typically set forth in a field ticket, purchase order or work order. The master services agreement contains general terms and provisions, including minimum insurance coverage amounts that we are required to maintain and confidentiality obligations with respect to Chesapeake’s business, and allocates certain operational risks between Chesapeake and us through indemnity provisions. The agreement will remain in effect until we or Chesapeake provides 30 days written notice of termination, although such agreement may not be terminated during the term of the services agreement described below.

In October 2011, we entered into a services agreement with Chesapeake under which Chesapeake guarantees the utilization of a portion of our drilling rig and hydraulic fracturing fleets during the term of the agreement. Chesapeake guarantees that it will operate, on a daywork basis at market rates, the lesser of 75 of our drilling rigs or 80% of our operational drilling rig fleet, each referred to as a “committed rig.” However, the number of committed rigs will be ratably reduced for each of our drilling rigs that is operated for a third-party customer. In addition, Chesapeake guarantees that each month it will utilize a number of our operational hydraulic fracturing fleets, up to a maximum of 13, to complete a minimum aggregate number of fracturing stages equal to 25 stages per month times the average number of our operational hydraulic fracturing fleets during such month, each referred to as a “committed stage.” However, the number of committed stages per month will be reduced for each stage that we perform for a third-party customer during such month.

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

If Chesapeake does not meet either the drilling commitment or the stage commitment, it will be required to pay us a non-utilization fee. For each day that a committed rig is not operated, Chesapeake must pay us our average daily operating cost for our operating drilling rigs for the preceding 30 days, plus 20%, and in no event less than $6,600 per day. For each committed stage not performed, Chesapeake must pay us $40,000. The services agreement is subject to the terms of our master services agreement with Chesapeake, has a five-year initial term ending October 25, 2016 and will thereafter automatically extend for successive one-year terms unless we or Chesapeake gives written notice of termination at least 45 days prior to the end of a term; provided, however, that Chesapeake has the right to terminate the agreement, by written notice, within 30 days of our change in control. For purposes of the services agreement, a change of control is deemed to have occurred if Chesapeake no longer beneficially owns at least 51% of our outstanding equity interests. We recorded $2.4 million in revenues for non-utilization fees pursuant to the agreement for the year ended December 31, 2013. We did not record any revenues for non-utilization for the years ended December 31, 2012 and 2011.

In October 2011, we entered into a facilities lease agreement with Chesapeake pursuant to which we lease a number of the storage yards and physical facilities out of which we conduct our operations. The initial term of the lease agreement ends December 31, 2014, after which the agreement is automatically renewed for successive one-year terms until we or Chesapeake terminate it. During the renewal periods, the amount of rent charged by Chesapeake increases by 2.5% each year. We make monthly payments to Chesapeake under the facilities lease agreement that cover rent and our proportionate share of maintenance, operating expenses, taxes and insurance. We incurred $16.5 million, $11.8 million and $1.8 million of lease expense for the years ended December 31, 2013, 2012 and 2011, respectively, under this facilities lease agreement.

Chesapeake provides us with general and administrative services and the services of its employees pursuant to an administrative services agreement entered into in October 2011. These services include legal, accounting, treasury, environmental, safety, information technology and other corporate services. In return for the general and administrative services provided by Chesapeake, we reimburse Chesapeake on a monthly basis for the overhead expenses incurred by Chesapeake on our behalf in accordance with its current allocation policy, which includes costs and expenses incurred in connection with the provision of any of the services under the agreement, including the wages and benefits of Chesapeake employees who perform services on our behalf. The administrative expense allocation is determined by multiplying revenues by a percentage determined by Chesapeake based on the historical averages of costs incurred on our behalf. All of the allocations of administrative costs are based on assumptions that management believes are reasonable; however, these allocations are not necessarily indicative of the costs and expenses that would have resulted if we had been operating as a stand-alone entity. The administrative services agreement has a five-year initial term and will thereafter automatically extend for successive one-year terms unless we or Chesapeake gives written notice of termination at least one year prior to the end of a term. These charges from Chesapeake were $55.5 million, $49.4 million and $33.7 million for the years ended December 31, 2013, 2012 and 2011, respectively.

We are party to a transportation services and usage agreement with Maalt under which Maalt has dedicated a portion of its trucking fleet to allow us to meet our sand transportation needs. The size of the dedicated fleet is re-determined on a monthly basis. We have guaranteed to Maalt that through December 31, 2014, we will utilize its services at such a rate that the aggregate monthly revenue generated by the number of trucking units in the dedicated fleet exceeds a certain threshold stated in the agreement. If this threshold is not met during any month, we must pay Maalt an amount equal to 90% of the difference between the minimum services threshold and the total revenue generated by the trucking units during the applicable month. No payments for non-utilization were required for the years ended December 31, 2013 or 2012.

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

13. Segment Information

Our revenues, income (loss) before income taxes and identifiable assets are primarily attributable to four reportable segments. Each of these segments represents a distinct type of business. These segments have separate management teams which report to our chief operating decision maker. The results of operations in these segments are regularly reviewed by the chief operating decision maker for purposes of determining resource allocation and assessing performance. Management evaluates the performance of our segments based upon earnings before interest, taxes, depreciation and amortization, as further adjusted to add back nonrecurring items. The following is a description of the segments and other operations:

Drilling. Our drilling segment provides land drilling and drilling-related services, including directional drilling, geosteering and mudlogging, for oil and natural gas exploration and development activities. As of December 31, 2013, we owned or leased a fleet of 115 land drilling rigs.

Hydraulic Fracturing. Our hydraulic fracturing segment provides hydraulic fracturing and other well stimulation services. Hydraulic fracturing involves pumping fluid down a well casing or tubing under high pressure to cause the underground formation to crack, allowing the oil or natural gas to flow more freely. As of December 31, 2013, we owned nine hydraulic fracturing fleets with an aggregate of 360,000 horsepower.

Oilfield Rentals. Our oilfield rentals segment provides premium rental tools for land-based oil and natural gas drilling, completion and workover activities. We offer a full line of rental tools, including drill pipe, drill collars, tubing, blowout preventers, frac tanks, mud tanks and environmental containment. We also provide air drilling, flowback services and services associated with the transfer of water to the wellsite for well completions.

Oilfield Trucking. Our oilfield trucking segment provides drilling rig relocation and logistics services as well as fluid handling services. Our trucks move drilling rigs, crude oil, other fluids and construction materials to and from the wellsite and also transport produced water from the wellsite. As of December 31, 2013, we owned a fleet of 260 rig relocation trucks, 67 cranes and forklifts and 246 fluid hauling trucks.

Other Operations. Our other operations consist primarily of our natural gas compression unit and related oil and gas production equipment manufacturing business and corporate functions, including our 2019 Notes and Credit Facility.

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	Drilling	Hydraulic Fracturing	Oilfield Rentals	Oilfield Trucking	Other Operations	Intercompany Eliminations	Consolidated Total
	(in thousands)
For The Year Ended December 31, 2013:
Revenues	$745,800	$897,809	$161,676	$250,495	$165,500	$(33,075)	$2,188,205
Intersegment revenues	(4,988)	—	(1,435)	(6,115)	(20,537)	33,075	—

Total revenues	$740,812	$897,809	$160,241	$244,380	$144,963	$—	$2,188,205

Depreciation and amortization	133,785	69,507	59,559	25,870	870	—	289,591
Losses (gains) on sales of property and equipment	663	—	(1,146)	(2,249)	103	—	(2,629)
Impairments and other(a)	71,548	—	1	—	3,213	—	74,762
Interest expense	—	—	—	—	(56,786)	—	(56,786)
Income (loss) from equity investees	—	159	—	(1,117)	—	—	(958)
Other (expense) income	(231)	254	1,129	184	422	—	1,758
(Loss) Income Before Income Taxes	$(26,360)	$67,224	$(2,544)	$5,555	$(71,443)	$—	$(27,568)
Total Assets	$1,134,026	$454,559	$184,285	$204,386	$55,432	$(5,795)	$2,026,893
Capital Expenditures	$284,354	$41,286	$16,925	$3,712	$3,529	$—	$349,806

For The Year Ended December 31, 2012:
Revenues	$921,378	$419,692	$235,743	$232,067	$141,733	$(30,591)	$1,920,022
Intersegment revenues	(6,170)	(4,524)	(1,287)	(5,906)	(12,704)	30,591	—

Total revenues	$915,208	$415,168	$234,456	$226,161	$129,029	$—	$1,920,022

Depreciation and amortization	117,756	26,491	62,762	23,523	790	—	231,322
Losses (gains) on sales of property and equipment	5,526	43	(3,579)	35	—	—	2,025
Impairments and other(a)	53,621	—	6,929	—	160	—	60,710
Interest expense	—	—	—	—	(53,548)	—	(53,548)
Income (loss) from equity investees	—	139	—	(500)	—	—	(361)
Other income (expense)	1,061	152	87	(6)	249	—	1,543
Income (Loss) Before Income Taxes	$44,167	$82,623	$27,133	$24,013	$(61,483)	$—	$116,453
Total Assets	$1,113,856	$452,206	$254,983	$236,580	$71,282	$(9,396)	$2,119,511
Capital Expenditures	$237,672	$237,483	$85,729	$61,063	$878	$—	$622,825

For The Year Ended December 31, 2011:
Revenues	$855,023	$13,005	$247,336	$130,858	$62,760	$(5,486)	$1,303,496
Intersegment revenues	—	—	(1,670)	(3,816)	—	5,486	—

Total revenues	$855,023	$13,005	$245,666	$127,042	$62,760	$—	$1,303,496

Depreciation and amortization	110,064	1,210	49,200	14,882	1,204	(770)	175,790
(Gains) losses on sales of property and equipment	(2,438)	—	(761)	(377)	5	—	(3,571)
Impairments and other	68	—	2,633	28	—	—	2,729
Interest expense	(25,709)	(2,134)	(7,802)	(3,952)	(9,205)	—	(48,802)
Other (expense) income	(3,060)	1	(6)	227	374	—	(2,464)
Income (Loss) Before Income Taxes	$12,428	$(12,551)	$66,961	$(4,501)	$(8,368)	$—	$53,969
Total Assets	$995,229	$138,341	$258,960	$150,896	$55,034	$(1,324)	$1,597,136
Capital Expenditures	$171,936	$86,985	$88,351	$61,057	$4,424	$—	$412,753

(a)	Includes lease termination costs of $22.4 million and $24.9 million for the years ended December 31, 2013 and 2012, respectively.

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

14. Condensed Consolidating Financial Information

In October 2011, COO issued and sold the 2019 Notes with an aggregate principal amount of $650.0 million (see Note 4). Pursuant to the Indenture governing the 2019 Notes, such notes are fully and unconditionally and jointly and severally guaranteed by all of COO’s material subsidiaries, other than COF, which is a co-issuer of the 2019 Notes. Each of the subsidiary guarantors is 100% owned by COO and there are no material subsidiaries of COO other than the subsidiary guarantors. COF and WWS are minor non-guarantor subsidiares whose condensed consolidating financial information is included with the subsidiary guarantors. COO has independent assets and operations. There are no significant restrictions on the ability of COO or any subsidiary guarantor to obtain funds from its subsidiaries by dividend or loan.

Set forth below are condensed consolidating financial statements for COO (“Parent”) on a stand-alone, unconsolidated basis, and its combined guarantor subsidiaries as of December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011. The financial information may not necessarily be indicative of results of operations, cash flows or financial position had the subsidiaries operated as independent entities.

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

CONDENSED CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2013

(in thousands)

	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Assets:
Current Assets:
Cash	$1,615	$63	$—	$1,678
Accounts receivable	—	62,959	—	62,959
Affiliate accounts receivable	1,142	311,338	—	312,480
Inventory	—	45,035	—	45,035
Deferred income tax asset	—	5,318	—	5,318
Prepaid expenses and other	851	19,450	—	20,301

Total Current Assets	3,608	444,163	—	447,771

Property and Equipment:
Property and equipment, at cost	3,103	2,238,247	—	2,241,350
Less: accumulated depreciation	(133)	(773,149)	—	(773,282)
Property and equipment held for sale, net	—	29,408	—	29,408

Total Property and Equipment, Net	2,970	1,494,506	—	1,497,476

Other Assets:
Investments	—	13,236	—	13,236
Goodwill	—	42,447	—	42,447
Intangible assets, net	—	7,429	—	7,429
Deferred financing costs, net	14,080	—	—	14,080
Other long-term assets	54,958	4,454	(54,958)	4,454
Investments in subsidiaries and intercompany advances	1,542,365	—	(1,542,365)	—

Total Other Assets	1,611,403	67,566	(1,597,323)	81,646

Total Assets	$1,617,981	$2,006,235	$(1,597,323)	$2,026,893

Liabilities and Equity:
Current Liabilities:
Accounts payable	$2,051	$28,615	$—	$30,666
Affiliate accounts payable	838	33,362	—	34,200
Other current liabilities	11,669	198,454	—	210,123

Total Current Liabilities	14,558	260,431	—	274,989

Long-Term Liabilities:
Deferred income tax liabilities	—	200,705	(54,958)	145,747
Senior notes	650,000	—	—	650,000
Revolving credit facility	405,000	—	—	405,000
Other long-term liabilities	1,231	2,734	—	3,965

Total Long-Term Liabilities	1,056,231	203,439	(54,958)	1,204,712

Equity	547,192	1,542,365	(1,542,365)	547,192

Total Liabilities and Equity	$1,617,981	$2,006,235	$(1,597,323)	$2,026,893

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

CONDENSED CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2012

(in thousands)

	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Assets:
Current Assets:
Cash	$863	$364	$—	$1,227
Accounts receivable	—	25,910	—	25,910
Affiliate accounts receivable	3,636	337,573	(3,504)	337,705
Inventory	—	52,228	—	52,228
Deferred income tax asset	—	3,305	—	3,305
Prepaid expenses and other	381	24,103	—	24,484

Total Current Assets	4,880	443,483	(3,504)	444,859

Property and Equipment:
Property and equipment, at cost	—	2,096,150	—	2,096,150
Less: accumulated depreciation	—	(541,117)	—	(541,117)
Property and equipment held for sale, net	—	26,486	—	26,486

Total Property and Equipment, Net	—	1,581,519	—	1,581,519

Other Assets:
Investments	—	18,216	—	18,216
Goodwill	—	42,447	—	42,447
Intangible assets, net	—	11,382	—	11,382
Deferred financing costs, net	16,741	—	—	16,741
Other long-term assets	29,566	4,347	(29,566)	4,347
Investments in subsidiaries and intercompany advances	1,624,572	—	(1,624,572)	—

Total Other Assets	1,670,879	76,392	(1,654,138)	93,133

Total Assets	$1,675,759	$2,101,394	$(1,657,642)	$2,119,511

Liabilities and Equity:
Current Liabilities:
Accounts payable	$418	$28,392	$—	$28,810
Affiliate accounts payable	717	34,379	(3,504)	31,592
Other current liabilities	9,607	218,735	—	228,342

Total Current Liabilities	10,742	281,506	(3,504)	288,744

Long-Term Liabilities:
Deferred income tax liabilities	—	179,498	(29,566)	149,932
Senior notes	650,000	—	—	650,000
Revolving credit facility	418,200	—	—	418,200
Other long-term liabilities	—	15,818	—	15,818

Total Long-Term Liabilities	1,068,200	195,316	(29,566)	1,233,950

Equity	596,817	1,624,572	(1,624,572)	596,817

Total Liabilities and Equity	$1,675,759	$2,101,394	$(1,657,642)	$2,119,511

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2013

(in thousands)

	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:
Revenues	$8,011	$2,187,966	$(7,772)	$2,188,205
Operating Expenses:
Operating costs	9,513	1,717,235	(9,039)	1,717,709
Depreciation and amortization	27	289,564	—	289,591
General and administrative	20,506	59,848	—	80,354
Gains on sales of property and equipment	—	(2,629)	—	(2,629)
Impairments and other	—	74,762	—	74,762

Total Operating Expenses	30,046	2,138,780	(9,039)	2,159,787

Operating (Loss) Income	(22,035)	49,186	1,267	28,418

Other (Expense) Income:
Interest expense	(56,786)	—	—	(56,786)
Income from equity investees	—	(958)	—	(958)
Other expense	—	1,758	—	1,758
Equity in net earnings of subsidiary	29,334	—	(29,334)	—

Total Other (Expense) Income	(27,452)	800	(29,334)	(55,986)

(Loss) Income Before Income Taxes	(49,487)	49,986	(28,067)	(27,568)
Income Tax (Benefit) Expense	(29,752)	21,439	480	(7,833)

Net (Loss) Income	$(19,735)	$28,547	$(28,547)	$(19,735)

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2012

(in thousands)

	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:
Revenues	$4,756	$1,919,797	$(4,531)	$1,920,022
Operating Expenses:
Operating costs	6,587	1,390,474	(6,275)	1,390,786
Depreciation and amortization	—	231,322	—	231,322
General and administrative	19,531	46,829	—	66,360
Losses on sales of property and equipment	—	2,025	—	2,025
Impairments	—	60,710	—	60,710

Total Operating Expenses	26,118	1,731,360	(6,275)	1,751,203

Operating (Loss) Income	(21,362)	188,437	1,744	168,819

Other (Expense) Income:
Interest expense	(53,546)	(2)	—	(53,548)
Loss from equity investees	—	(361)	—	(361)
Other income	2	1,541	—	1,543
Equity in net earnings of subsidiary	116,694	—	(116,694)	—

Total Other (Expense) Income	63,150	1,178	(116,694)	(52,366)

(Loss) Income Before Income Taxes	41,788	189,615	(114,950)	116,453
Income Tax (Benefit) Expense	(27,788)	74,004	661	46,877

Net (Loss) Income	$69,576	$115,611	$(115,611)	$69,576

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2011

(in thousands)

	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:
Revenues	$—	$1,303,496	$—	$1,303,496
Operating Expenses:
Operating costs	2,114	984,125	—	986,239
Depreciation and amortization	—	175,790	—	175,790
General and administrative	728	36,346	—	37,074
Gains on sales of property and equipment	—	(3,571)	—	(3,571)
Impairments and other	—	2,729	—	2,729

Total Operating Expenses	2,842	1,195,419	—	1,198,261

Operating (Loss) Income	(2,842)	108,077	—	105,235

Other (Expense) Income:
Interest expense	(8,766)	(40,036)	—	(48,802)
Other income	(1,063)	(1,401)	—	(2,464)
Equity in net earnings of subsidiary	36,045	—	(36,045)	—

Total Other (Expense) Income	26,216	(41,437)	(36,045)	(51,266)

(Loss) Income Before Income Taxes	23,374	66,640	(36,045)	53,969
Income Tax (Benefit) Expense	(4,316)	30,595	—	26,279

Net Income (Loss)	27,690	36,045	(36,045)	27,690

Less: Net Loss Attributable to Noncontrolling Interest(1)	—	—	(154)	(154)

Net Income (Loss) Attributable to Chesapeake Oilfield Operating, L.L.C.	$27,690	$36,045	$(35,891)	$27,844

(1)	The net loss attributable to noncontrolling interest is the result of our consolidation of Rensco, which was merged into Nomac Services during 2011.

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2013

(in thousands)

	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Cash Flows From Operating Activities:	$13,766	$404,170	$(80,865)	$337,071

Cash Flows From Investing Activities:
Additions to property and equipment	(3,103)	(346,703)	—	(349,806)
Proceeds from sale of assets	—	50,602	—	50,602
Proceeds from sale of investment	—	2,790	—	2,790
Additions to investments	—	(431)	—	(431)
Other	—	28	—	28

Cash used in investing activities	(3,103)	(293,714)	—	(296,817)

Cash Flows From Financing Activities:
Contributions from (distributions to) affiliates	—	(110,775)	80,865	(29,890)
Borrowings from revolving credit facility	1,216,900	—	—	1,216,900
Payments on revolving credit facility	(1,230,100)	—	—	(1,230,100)
Other	3,287	—	—	3,287

Net cash provided by (used in) financing activities	(9,913)	(110,775)	80,865	(39,803)

Net increase (decrease) in cash	750	(299)	—	451
Cash, beginning of period	863	364	—	1,227

Cash, end of period	$1,613	$65	$—	$1,678

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2012

(in thousands)

		Guarantor
	Parent	Subsidiaries	Eliminations	Consolidated
Cash Flows From Operating Activities:	$(73,940)	$285,091	$—	$211,151

Cash Flows From Investing Activities:
Additions to property and equipment	—	(622,825)	—	(622,825)
Proceeds from sale of assets	—	47,421	—	47,421
Additions to investments	(314,397)	(1,920)	314,397	(1,920)

Cash used in investing activities	(314,397)	(577,324)	314,397	(577,324)

Cash Flows From Financing Activities:
Contributions from (distributions to) affiliates	—	292,067	(314,397)	(22,330)
Borrowings from revolving credit facility	1,389,100	—	—	1,389,100
Payments on revolving credit facility	(999,900)	—	—	(999,900)

Net cash provided by financing activities	389,200	292,067	(314,397)	366,870

Net increase in cash	863	(166)	—	697
Cash, beginning of period	—	530	—	530

Cash, end of period	$863	$364	$—	$1,227

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2011

(in thousands)

	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Cash Flows From Operating Activities:	$(793)	$240,839	$—	$240,046

Cash Flows From Investing Activities:
Additions to property and equipment	—	(412,753)	—	(412,753)
Acquisition of business	—	(339,962)	—	(339,962)
Proceeds from sale of assets	—	110,902	—	110,902
Additions to investments	(658,039)	(16,657)	658,039	(16,657)

Cash used in investing activities	(658,039)	(658,470)	658,039	(658,470)

Cash Flows From Financing Activities:
Contributions from (distributions to) affiliates	—	1,111,205	(658,039)	453,166
Decrease in affiliate debt	—	(635,070)	—	(635,070)
Borrowings from revolving credit facility	168,000	—	—	168,000
Payments on revolving credit facility	(139,000)	—	—	(139,000)
Proceeds from issuance of senior notes, net of offering costs	637,000	—	—	637,000
Deferred financing costs	(7,168)	—	—	(7,168)
Payments on third-party notes	—	(55,213)	—	(55,213)
Acquisition of noncontrolling interest	—	(3,131)	—	(3,131)

Net cash provided by financing activities	658,832	417,791	(658,039)	418,584

Net increase in cash	—	160	—	160
Cash, beginning of period	—	370	—	370

Cash, end of period	$—	$530	$—	$530

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

15. Quarterly Financial Data (unaudited)

Summarized unaudited quarterly financial data for 2013 and 2012 are as follows:

	Quarters Ended
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
	(in thousands)
Revenues	$543,887	$583,064	$550,403	$510,851
Operating income (loss)(a)	$37,837	$27,297	$(16,336)	$(20,380)
Net income (loss)(a)	$14,233	$7,176	$(18,684)	$(22,460)

	Quarters Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
	(in thousands)
Revenues	$446,881	$504,806	$486,781	$481,554
Operating income(a)	$50,846	$73,616	$14,173	$30,184
Net income (loss)(a)	$22,836	$37,265	$(206)	$9,681

(a)	Includes $44.4 million and $23.6 million of impairments and other for the quarters ended December 31, 2013 and September 30, 2013, respectively. Includes $30.7 million and $21.9 million of impairments and other for the quarters ended September 30, 2012 and June 30, 2012, respectively.

16. Recently Issued and Proposed Accounting Standards

Recently Issued Accounting Standards

To reduce diversity in practice related to the presentation of unrecognized tax benefits, in July 2013 the Financial Accounting Standards Board (“FASB”) issued guidance requiring the presentation of an unrecognized tax benefit in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward. This net presentation is required unless a net operating loss carryforward, a similar tax loss or a tax credit carryforward is not available at the reporting date or the tax law of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset to settle any additional income tax that would result from the disallowance of the unrecognized tax benefit. The guidance was effective on January 1, 2014. The adoption of this standard did not have a material impact on our consolidated financial statements.

17. Subsequent Events

Subsequent to December 31, 2013, we purchased 14 leased drilling rigs subject to the master lease agreements described in Note 6. In conjunction with the purchases, we also terminated approximately $29.0 million of remaining lease commitments associated with these drilling rigs. Total consideration paid was approximately $62.3 million.

On February 24, 2014, Chesapeake announced that it was pursuing strategic alternatives for COO, including a potential spin-off to Chesapeake shareholders or an outright sale.

CHESAPEAKE OILFIELD OPERATING, L.L.C.

Condensed Consolidated Balance Sheets

(unaudited)

	March 31, 2014	December 31, 2013
	(in thousands)
Assets:
Current Assets:
Cash	$3,291	$1,678
Accounts receivable, net of allowance of $624 and $524 at March 31, 2014 and December 31, 2013, respectively	68,386	62,959
Affiliate accounts receivable	314,987	312,480
Inventory	47,979	45,035
Deferred income tax asset	4,879	5,318
Prepaid expenses and other	17,063	20,301

Total Current Assets	456,585	447,771

Property and Equipment:
Property and equipment, at cost	2,283,493	2,241,350
Less: accumulated depreciation	(814,548)	(773,282)
Property and equipment held for sale, net	58,302	29,408

Total Property and Equipment, Net	1,527,247	1,497,476

Other Assets:
Investments	12,405	13,236
Goodwill	42,447	42,447
Intangible assets, net	6,441	7,429
Deferred financing costs	13,343	14,080
Other long-term assets	4,622	4,454

Total Other Assets	79,258	81,646

Total Assets	$2,063,090	$2,026,893

Liabilities and Equity:
Current Liabilities:
Accounts payable	$28,593	$30,666
Affiliate accounts payable	43,430	34,200
Other current liabilities	211,728	210,123

Total Current Liabilities	283,751	274,989

Long-Term Liabilities:
Deferred income tax liabilities	133,929	145,747
Senior notes	650,000	650,000
Revolving credit facility	464,300	405,000
Other long-term liabilities	2,475	3,965

Total Long-Term Liabilities	1,250,704	1,204,712

Commitments and Contingencies (Note 5)
Owner’s Equity	528,635	547,192

Total Liabilities and Equity	$2,063,090	$2,026,893

The accompanying notes are an integral part of these condensed consolidated financial statements.

CHESAPEAKE OILFIELD OPERATING, L.L.C.

Condensed Consolidated Statements of Operations

(unaudited)

	Three Months Ended March 31,
	2014	2013
	(in thousands)
Revenues:
Revenues from Chesapeake	$430,835	$513,434
Revenues from third parties	78,875	30,453

Total Revenues	509,710	543,887

Operating Expenses:
Operating costs	409,589	415,049
Depreciation and amortization	72,465	70,112
General and administrative, including expenses from affiliates (Notes 1 and 10)	20,887	20,491
Losses on sales of property and equipment	977	374
Impairments and other	19,808	24

Total Operating Expenses	523,726	506,050

Operating (Loss) Income	(14,016)	37,837

Other Income (Expense):
Interest expense	(14,692)	(14,010)
Loss from equity investees	(917)	(119)
Other income	371	524

Total Other Expense	(15,238)	(13,605)

(Loss) Income Before Income Taxes	(29,254)	24,232
Income Tax (Benefit) Expense	(10,697)	9,999

Net (Loss) Income	$(18,557)	$14,233

The accompanying notes are an integral part of these condensed consolidated financial statements.

CHESAPEAKE OILFIELD OPERATING, L.L.C.

Condensed Consolidated Statement of Changes in Equity

(unaudited)

Owner’s Equity
(in thousands)
Balance at December 31, 2013	$547,192
Net loss	(18,557)

Balance at March 31, 2014	$528,635

The accompanying notes are an integral part of these condensed consolidated financial statements.

CHESAPEAKE OILFIELD OPERATING, L.L.C.

Condensed Consolidated Statements of Cash Flows

(unaudited)

	Three Months Ended March 31,
	2014	2013
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
NET (LOSS) INCOME	$(18,557)	$14,233
ADJUSTMENTS TO RECONCILE NET INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES:
Depreciation and amortization	72,465	70,112
Amortization of sale/leaseback gains	(4,214)	(1,530)
Amortization of deferred financing costs	737	726
Losses on sales of property and equipment	977	374
Impairments	11,430	24
Loss from equity investees	917	119
Deferred income tax (benefit) expense	(11,030)	9,783
Other	229	266
Changes in operating assets and liabilities	1,628	(6,714)

Net cash provided by operating activities	54,582	87,393

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property and equipment	(118,571)	(92,496)
Proceeds from sales of assets	6,375	29,357
Other	(73)	(175)

Net cash used in investing activities	(112,269)	(63,314)

CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to owner	—	(12,961)
Borrowings from revolving credit facility	281,500	237,300
Payments on revolving credit facility	(222,200)	(247,900)

Net cash provided by (used in) financing activities	59,300	(23,561)

Net increase in cash	1,613	518
Cash, beginning of period	1,678	1,227

Cash, end of period	$3,291	$1,745

SUPPLEMENTAL DISCLOSURE OF SIGNIFICANT NON-CASH INVESTING AND FINANCING ACTIVITIES:
Increase in other current liabilities related to purchases of property and equipment	$1,446	$1,008
SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS:
Interest paid, net of amount capitalized	$3,184	$2,678

The accompanying notes are an integral part of these condensed consolidated financial statements.

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Organization, Basis of Presentation and Nature of Business

Organization

Chesapeake Oilfield Operating, L.L.C. (“COO,” “we,” “us,” “our” or “ours”) is an Oklahoma limited liability company formed to own and operate the oilfield services companies of Chesapeake Energy Corporation (“Chesapeake”). We conduct operations through the following wholly-owned and consolidated subsidiaries: Nomac Drilling, L.L.C., Nomac Services, L.L.C., Performance Technologies, L.L.C., PTL Prop Solutions, L.L.C., Western Wisconsin Sand Company, LLC (“WWS”), Thunder Oilfield Services, L.L.C., Hodges Trucking Company, L.L.C., Oilfield Trucking Solutions, L.L.C., Great Plains Oilfield Rental, L.L.C., Keystone Rock & Excavation, L.L.C., Compass Manufacturing, L.L.C. and Mid-States Oilfield Supply LLC.

Basis of Presentation

The accompanying condensed consolidated financial statements and related notes present COO’s financial position as of March 31, 2014 and December 31, 2013, results of operations for the three months ended March 31, 2014 and 2013, changes in equity for the three months ended March 31, 2014 and cash flows for the three months ended March 31, 2014 and 2013. These notes relate to the three months ended March 31, 2014 (the “Current Quarter” ) and the three months ended March 31, 2013 (the “Prior Quarter” ). All significant intercompany accounts and transactions within COO have been eliminated.

Chesapeake Oilfield Finance, Inc. (“COF”) is a 100% owned finance subsidiary of COO that was incorporated for the purpose of facilitating the offering of COO’s 6.625% Senior Notes due 2019 (see Note 3). COF does not have any operations or revenues.

The accompanying condensed consolidated financial statements were prepared using accounting principles generally accepted in the United States (“GAAP”) for interim financial information. All material adjustments (consisting solely of normal recurring adjustments) which, in the opinion of management, are necessary for a fair statement of the results for the interim periods have been reflected. Certain footnote disclosures normally included in the financial statements prepared in accordance with GAAP have been appropriately condensed or omitted. Therefore, these interim condensed consolidated financial statements should be read in conjunction with COO’s audited consolidated financial statements for the year ended December 31, 2013 contained in our Annual Report on Form 10-K (Commission File No. 333-187766) filed with the Securities and Exchange Commission (“SEC”) on March 14, 2014.

Chesapeake provides cash management services to COO through a centralized treasury system. Transactions between COO and Chesapeake have been identified in the financial statements as transactions with affiliates (see Note 10).

The accompanying condensed consolidated financial statements include charges from Chesapeake for indirect corporate overhead to cover costs of functions such as legal, accounting, treasury, environmental, safety, information technology and other corporate services. These charges from Chesapeake were $12.8 million and $13.0 million for the Current Quarter and Prior Quarter, respectively. Management believes that the allocated charges are representative of the costs and expenses incurred by Chesapeake on behalf of COO. See Note 10 for a discussion of the methods of allocation.

Nature of Business

We provide a wide range of wellsite services and equipment, including drilling, hydraulic fracturing, oilfield rentals, rig relocation, fluid handling and disposal and manufacturing of natural gas compressor packages. We

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

conduct our operations in Kansas, Louisiana, New Mexico, Ohio, Oklahoma, Pennsylvania, Texas, West Virginia, Wisconsin and Wyoming. As of March 31, 2014, our primary owned assets consisted of 89 drilling rigs, nine hydraulic fracturing fleets, 260 rig relocation trucks, 67 cranes and forklifts and 247 fluid hauling trucks. Additionally, we had 25 rigs leased under contracts at March 31, 2014 (see Note 5). Our reportable business segments are drilling, hydraulic fracturing, oilfield rentals, oilfield trucking and other operations (see Note 11).

2. Asset Sales, Assets Held for Sale and Impairments and Other

Asset Sales

During the Current Quarter, we sold ancillary equipment that was not being utilized in our business for $6.4 million, net of selling expenses. During the Prior Quarter, we sold eight drilling rigs and ancillary equipment that were not being utilized in our business for $29.4 million, net of selling expenses. We recorded losses on sales of property and equipment of approximately $1.0 million and $0.4 million related to these asset sales during the Current Quarter and Prior Quarter, respectively.

Assets Held for Sale and Impairments and Other

A summary of our impairments and other is as follows:

	Three Months Ended March 31,
	2014	2013
	(in thousands)
Drilling rigs held for sale	$5,714	$—
Drilling rigs held for use	5,426	—
Lease termination costs	8,379	—
Other	289	24

Total impairments and other	$19,808	$24

During the Current Quarter, we recognized $5.7 million of impairment charges for certain drilling rigs and spare equipment we had identified to sell as part of our broader strategy to divest of non-essential drilling rigs. We are required to present such assets at the lower of carrying amount or fair value less the anticipated costs to sell at the time they meet the criteria for held for sale accounting. Estimated fair value was based on the expected sales price, less costs to sell. Included in property and equipment held for sale on our consolidated balance sheet was $40.4 million and $29.4 million as of March 31, 2014 and December 31, 2013, respectively, related to drilling rigs and spare equipment. These assets are included in our drilling segment. The assets classified as held for sale as of December 31, 2013 were still held for sale at March 31, 2014.

We also identified certain drilling rigs during the Current Quarter that we deemed to be impaired based on our assessment of future demand and the suitability of the identified rigs in light of this demand. We recorded impairment charges of $5.4 million during the Current Quarter related to these drilling rigs. Estimated fair value for these drilling rigs was determined using significant unobservable inputs (Level 3) based on a market approach. During the Current Quarter, we also purchased 20 of our leased drilling rigs for approximately $76.9 million and paid lease termination costs of approximately $8.4 million.

We identified certain other property and equipment during the Current Quarter that we deemed to be impaired based on our assessment of the market value and expected future cash flows of the long-lived asset. We recorded impairment charges of $0.3 million during the Current Quarter related to these assets. Estimated fair

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

value for this property and equipment was determined using significant unobservable inputs (Level 3) based on an income approach.

During the Current Quarter, Chesapeake determined it would sell our crude hauling fleet, which includes 94 fluid handling trucks and 121 trailers. We are required to present such assets at the lower of carrying amount or fair value less the anticipated costs to sell at the time they meet the criteria for held for sale accounting. Estimated fair value was based on the expected sales price, less costs to sell. We did not recognize an impairment for these assets during the Current Quarter due to the expected sales price, less costs to sell, being greater than the carrying amount of the assets. Included in property and equipment held for sale on our consolidated balance sheet was $17.9 million as of March 31, 2014 related to the crude hauling assets. These assets are included in our oilfield trucking segment.

The assumptions used in the impairment evaluation for long-lived assets are inherently uncertain and require management’s judgment. A prolonged period of lower oil and natural gas prices or additional reduction in capital expenditures by Chesapeake or our third-party customers, and the potential impact of these factors on our utilization and dayrates, could result in the recognition of future impairment charges on the same or additional rigs and other property and equipment if future cash flow estimates, based upon information then available to management, indicate that their carrying value may not be recoverable. As we apply available cash from future asset sales and operations towards reducing our financial leverage, we may incur various cash and noncash charges, including impairments of fixed assets or lease termination costs.

3. Debt

2019 Senior Notes

In October 2011, we issued $650.0 million in aggregate principal amount of 6.625% Senior Notes due 2019 (the “2019 Notes”) in a private placement. We incurred $14.8 million in financing costs related to the 2019 Notes issuance which have been deferred and are being amortized over the life of the 2019 Notes. We used the net proceeds of $637.0 million from the 2019 Notes issuance to pay down a portion of our affiliate debt with Chesapeake. The 2019 Notes will mature on November 15, 2019 and interest is payable semi-annually in arrears on May 15 and November 15 of each year. The 2019 Notes are guaranteed by all of our existing subsidiaries, other than certain immaterial subsidiaries and COF, which is a co-issuer of the 2019 Notes.

We may redeem up to 35% of the 2019 Notes with proceeds of certain equity offerings at a redemption price of 106.625% of the principal amount plus accrued and unpaid interest prior to November 15, 2014, subject to certain conditions. Prior to November 15, 2015, we may redeem some or all of the 2019 Notes at a price equal to 100% of the principal amount plus a make-whole premium determined pursuant to a formula set forth in the indenture governing the 2019 Notes, plus accrued and unpaid interest. On and after November 15, 2015, we may redeem all or part of the 2019 Notes at the following prices (as a percentage of principal), plus accrued and unpaid interest, if redeemed during the 12-month period beginning on November 15 of the years indicated below:

Year	Redemption Price
2015	103.313%
2016	101.656%
2017 and thereafter	100.000%

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The indenture governing the 2019 Notes subjects us to covenants that, among other things, limit our ability and the ability of certain of our subsidiaries to: (1) sell assets; (2) declare dividends or make distributions on our equity interests or purchase or redeem our equity interests; (3) make investments or other specified restricted payments; (4) incur or guarantee additional indebtedness and issue disqualified or preferred equity; (5) create or incur certain liens; (6) enter into agreements that restrict the ability of our restricted subsidiaries to pay dividends, make intercompany loans or transfer assets to us; (7) effect a merger, consolidation or sale of all or substantially all of our assets; (8) enter into transactions with affiliates; and (9) designate subsidiaries as unrestricted subsidiaries. The 2019 Notes also have cross default provisions that apply to other indebtedness COO or any of its guarantor subsidiaries may have from time to time with an outstanding principal amount of $50.0 million or more. If the 2019 Senior Notes achieve an investment grade rating from either Moody’s Investors Service, Inc. (“Moody’s”) or Standard & Poor’s Rating Services (“S&P”), our obligation to comply with certain of these covenants will be suspended, and if the 2019 Notes achieve an investment grade rating from both Moody’s and S&P, then such covenants will terminate.

Revolving Credit Facility

In November 2011, we entered into a five-year senior secured revolving bank credit facility (the “Credit Facility”) with total commitments of $500.0 million. We incurred $5.4 million in financing costs related to entering into the Credit Facility which have been deferred and are being amortized over the life of the Credit Facility. The borrowing capacity of the Credit Facility may be increased to $900.0 million at our option, subject to compliance with the restrictive covenants in the Credit Facility and in the Indenture governing our 2019 Senior Notes, as well as lender approval. The maximum amount that we may borrow under the Credit Facility may be subject to limitations due to certain covenants contained in the Credit Facility. As of March 31, 2014, the Credit Facility was not subject to any such limitations and had availability of approximately $35.7 million. Borrowings under the Credit Facility are secured by liens on our equity interests and the equity interests of our current and future guarantor subsidiaries and all of our guarantor subsidiaries’ assets, including real and personal property, and bear interest at our option at either (i) the greater of the reference rate of Bank of America, N.A., the federal funds effective rate plus 0.50%, and one-month LIBOR plus 1.00%, all of which are subject to a margin that varies from 1.00% to 1.75% per annum, according to our leverage ratio, or (ii) the Eurodollar rate, which is based on LIBOR plus a margin that varies from 2.00% to 2.75% per annum, according to our leverage ratio. The unused portion of the Credit Facility is subject to a commitment fee that varies from 0.375% to 0.50% per annum, according to our leverage ratio. We recorded commitment fee expense of $0.1 million and $0.1 million for the Current Quarter and Prior Quarter, respectively. Interest is payable quarterly or, if LIBOR applies, it may be payable at more frequent intervals. COO is the borrower under the Credit Facility.

The Credit Facility contains various covenants and restrictive provisions which limit our and our restricted subsidiaries’ ability to enter into asset sales, incur additional indebtedness, make investments or loans and create liens. The Credit Facility requires maintenance of a leverage ratio based on the ratio of lease-adjusted indebtedness to earnings before interest, taxes, depreciation, amortization and rental expense (EBITDAR), a senior secured leverage ratio based on the ratio of secured indebtedness to EBITDA and a fixed charge coverage ratio based on the ratio of EBITDAR to lease-adjusted interest expense, in each case as defined in the Credit Facility agreement. If we, or our restricted subsidiaries, should fail to perform our obligations under the agreement, the Credit Facility could be terminated and any outstanding borrowings under the Credit Facility could be declared immediately due and payable. Such acceleration, if involving a principal amount of $50.0 million or more, would constitute an event of default under the Indenture, which could in turn result in the acceleration of our 2019 Notes. The Credit Facility also contains cross default provisions that apply to other indebtedness, including our 2019 Senior Notes, that we and our restricted subsidiaries may have from time to time with an outstanding principal amount in excess of $15.0 million.

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

No scheduled principal payments are required on any of our long-term debt until November 2016, when our Credit Facility becomes due.

4. Other Current and Long-Term Liabilities

Other current and long-term liabilities as of March 31, 2014 and December 31, 2013 are detailed below:

	March 31, 2014	December 31, 2013
	(in thousands)
Other Current Liabilities:
Operating expenditures	$107,203	$101,007
Payroll related	37,445	47,796
Self-insurance reserves	24,637	27,245
Interest	16,633	5,862
Property, sales, use and other taxes	13,043	17,904
Property and equipment	8,456	7,010
Deferred revenue	2,411	—
Deferred gain on sale/leasebacks	1,150	3,299
Other	750	—

Total Other Current Liabilities	$211,728	$210,123

Other Long-Term Liabilities:
Payroll related	$1,431	$1,231
Deferred gain on sale/leasebacks	50	2,115
Other	994	619

Total Other Long-Term Liabilities	$2,475	$3,965

5. Commitments and Contingencies

Rent expense for rigs, real property and rail cars for the Current Quarter and Prior Quarter was $15.0 million and $30.0 million, respectively, and was included in operating costs in our condensed consolidated statements of operations.

Rig Leases

As of March 31, 2014, we leased 25 rigs under master lease agreements with an aggregate undiscounted future lease commitment of $19.7 million. The lease commitments are guaranteed by Chesapeake and certain of its subsidiaries. Under the leases, we can exercise an early purchase option or we can purchase the rigs at expiration of the lease for the fair market value at the time of expiration. In addition, in most cases, we have the option to renew a lease on negotiated new terms at the expiration of the lease. These leases are being accounted for as operating leases. Subsequent to March 31, 2014, we purchased six leased drilling rigs for approximately $20.1 million and lowered our minimum aggregate undiscounted future rig lease payments by approximately $4.0 million. See Note 15 for further discussion of these purchases.

Real Property Leases

As of March 31, 2014, we were party to a facilities lease agreement with Chesapeake pursuant to which we lease a number of the storage yards, office space and other physical facilities out of which we conduct our operations. The initial term of the lease agreement ends December 31, 2014, after which the agreement is

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

automatically renewed for successive one-year terms until we or Chesapeake terminate it. During the renewal periods, the amount of rent charged by Chesapeake will increase by 2.5% each year. We make monthly payments to Chesapeake under the facilities lease agreement that cover rent and our proportionate share of maintenance, operating expenses, taxes and insurance. These leases are being accounted for as operating leases.

Rail Car Leases

As of March 31, 2014, we were party to seven lease agreements with various third parties to lease rail cars for initial terms of three to seven years. Additional rental payments are required for the use of rail cars in excess of the allowable mileage stated in the respective agreement. These leases are being accounted for as operating leases.

Aggregate undiscounted minimum future lease payments under our operating leases are presented below:

	March 31, 2014
	Rigs	Real Property	Rail Cars	Total
	(in thousands)
2014	$18,076	$12,168	$4,655	$34,899
2015	1,624	—	7,263	8,887
2016	—	—	7,263	7,263
2017	—	—	3,608	3,608
2018	—	—	2,885	2,885
After 2018	—	—	2,162	2,162

Total	$19,700	$12,168	$27,836	$59,704

Other Commitments

Much of the equipment we purchase requires long production lead times. As a result, we usually have outstanding orders and commitments for such equipment. As of March 31, 2014, we had $117.5 million of purchase commitments related to future inventory and capital expenditures that we expect to incur in 2014.

Litigation

We are involved in various lawsuits and disputes incidental to our business operations, including commercial disputes, personal injury claims, property damage claims and contract actions. We record an associated liability when a loss is probable and the amount is reasonably estimable. Although the outcome of litigation cannot be predicted with certainty, management is of the opinion that no pending or threatened lawsuit or dispute incidental to our business operations is likely to have a material adverse effect on our consolidated financial position, results of operations or cash flows. The final resolution of such matters could exceed amounts accrued and actual results could differ materially from management’s estimates.

Self-Insured Reserves

We are self-insured up to certain retention limits with respect to workers’ compensation and general liability matters. We maintain accruals for self-insurance retentions that we estimate using third-party data and claims history. Included in operating costs is workers’ compensation expense of $2.3 million and $2.9 million during the Current Quarter and Prior Quarter, respectively.

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

6. Share-Based Compensation

Chesapeake’s share-based compensation program consists of restricted stock available to employees and stock options and performance share units (“PSUs”) available to senior management.

Equity-Classified Awards

Restricted Stock. The fair value of restricted stock awards was determined based on the fair market value of the shares of Chesapeake common stock on the date of the grant. This value is amortized over the vesting period, which is generally at least three years from the date of the grant. To the extent compensation cost relates to employees directly involved in oilfield services operations, such amounts are charged to us and reflected as operating costs or general and administrative expenses. Included in operating costs and general and administrative expenses is stock-based compensation expense of $2.9 million and $2.9 million for the Current Quarter and Prior Quarter, respectively. Effective January 1, 2013, we reimburse Chesapeake for these costs in accordance with our administrative services agreement. To the extent compensation cost relates to employees indirectly involved in oilfield services operations, such amounts are charged to us through an overhead allocation and are reflected as general and administrative expenses.

A summary of the status and changes of the unvested shares of restricted stock related to employees directly involved in oilfield services operations is presented below.

	Number of Unvested Restricted Shares	Weighted Average Grant-Date Fair Value
	(in thousands)
Unvested shares as of January 1, 2014	1,871	$21.46
Granted	412	$25.21
Vested	(315)	$22.59
Forfeited	(61)	$21.42

Unvested shares as of March 31, 2014	1,907	$22.08

The aggregate intrinsic value of restricted stock vested for the Current Quarter, as reflected in the table above, was approximately $8.3 million based on the market price of Chesapeake’s common stock at the time of vesting.

As of March 31, 2014, there was $35.1 million of total unrecognized compensation cost related to the unvested restricted stock of employees involved directly in oilfield services operations. The cost is expected to be recognized over a weighted average period of approximately three years.

Stock Options. Chesapeake has granted incentive-based and retention-based stock options to a member of COO’s senior management team. The incentive-based stock options will vest ratably over a three-year period and the retention-based stock options will vest one-third on each of the third, fourth and fifth anniversaries of the grant date. The stock option awards have an exercise price equal to the closing price of Chesapeake’s common stock on the grant date. Outstanding options expire ten years from the date of grant.

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following table provides information related to stock option activity for the Current Quarter:

	Number of Shares Underlying Options	Weighted Average Exercise Price Per Share	Weighted Average Contract Life in Years	Aggregate Intrinsic Value(a)
	(in thousands)			(in thousands)
Outstanding at January 1, 2014	235	$18.97	9.08	$1,916
Granted	46	$25.71
Exercised	—	$—

Outstanding at March 31, 2014	281	$20.08	8.99	$1,559

Exercisable at March 31, 2014	28	$18.97	8.83	$187

(a)	The intrinsic value of a stock option is the amount by which the current market value or the market value upon exercise of the underlying stock exceeds the exercise price of the option.

As of March 31, 2014, there was $1.7 million of total unrecognized compensation cost related to stock options. The cost is expected to be recognized over a weighted average period of approximately three years.

Performance Share Units. Chesapeake has granted PSUs to a member of COO’s senior management team under a Long Term Incentive Plan that includes both an internal performance measure and an external market condition. The PSUs can only be settled in cash, so they are classified as a liability in our condensed consolidated financial statements and are measured at fair value as of the grant date and re-measured at fair value at the end of each reporting period. Compensation expense is recognized over the vesting period with a corresponding adjustment to the liability.

As of March 31, 2014, the fair value of the PSUs was $3.0 million. We have recorded $0.1 million as a short-term liability for PSUs that will be settled in January 2015 and $1.4 million as a long-term liability representing the portion of the award that will be settled in January 2016 or thereafter. The remaining $1.5 million relates to PSUs for which the requisite service period has not been completed.

7. Investments

We own 49% of the membership interest in Maalt Specialized Bulk, L.L.C. (“Maalt”). We use the equity method of accounting to account for our investment in Maalt, which had a carrying value of $12.4 million as of March 31, 2014. We recorded equity method adjustments to our investment of $0.9 million and $0.1 million for our share of Maalt’s loss for the Current Quarter and Prior Quarter, respectively. We also made additional investments of $0.1 million and $0.2 million in the Current Quarter and Prior Quarter, respectively. As of March 31, 2014, the carrying value of our investment in Maalt is in excess of the underlying equity in Maalt’s net assets by approximately $12.1 million. This excess is attributable to goodwill recorded on Maalt’s financial statements and is not being amortized.

8. Fair Value Measurements

The fair value measurement standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (referred to as an “exit price”). Authoritative guidance on fair value measurements and disclosures clarifies that a fair value measurement for a liability should reflect the entity’s non-performance risk. In addition, a fair value hierarchy is established that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets and

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are:

Level 1- Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2- Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability. This category includes quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3- Measured based on prices or valuation models that require inputs that are both significant to the fair value measurement and less observable from objective sources.

Fair Value on Recurring Basis

The carrying values of cash, trade receivables and trade payables are considered to be representative of their respective fair values due to the short-term nature of these instruments.

Fair Value on Non-Recurring Basis

Fair value measurements were applied with respect to our non-financial assets and liabilities measured on a non-recurring basis, which consist primarily of long-lived asset impairments based on Level 3 inputs. See Note 2 for additional discussion.

Fair Value of Other Financial Instruments

The fair value of debt is the estimated amount a market participant would have to pay to purchase our debt, including any premium or discount attributable to the difference between the stated interest rate and market rate of interest at the balance sheet date. Fair values are based on quoted market prices or average valuations of similar debt instruments at the balance sheet date for those debt instruments for which quoted market prices are not available. Estimated fair values are determined by using available market information and valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value. The use of different market assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

	March 31, 2014		December 31, 2013
	Carrying Amount	Fair Value (Level 2)	Carrying Amount	Fair Value (Level 2)
	(in thousands)
Financial liabilities:
Credit Facility	$464,300	$458,792	$405,000	$399,592
2019 Senior Notes	$650,000	$676,124	$650,000	$679,660

9. Concentration of Credit Risk and Major Customers

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and trade receivables. Accounts receivable from Chesapeake and its affiliates were $315.0 million and

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

$312.5 million as of March 31, 2014 and December 31, 2013, or 82% and 83%, respectively, of our total accounts receivable. Revenues from Chesapeake and its affiliates were $430.8 million and $513.4 million for the Current Quarter and Prior Quarter, or 85% and 94%, respectively, of our total revenues. We believe that the loss of this customer would have a material adverse effect on our operating results as there can be no assurance that replacement customers would be identified and accessed in a timely fashion.

10. Transactions with Affiliates

In the normal course of business, we provide wellsite services and equipment, including drilling, hydraulic fracturing, oilfield rentals, rig relocation, fluid handling and disposal services and compressor manufacturing to Chesapeake and its affiliates. Substantially all of our revenues are derived from Chesapeake and its working interest partners (see Note 9).

As of March 31, 2014, we were party to a master services agreement with Chesapeake, pursuant to which we provide drilling and other services and supply materials and equipment to Chesapeake. Drilling services are typically provided pursuant to modified International Association of Drilling Contractors drilling contracts. The specific terms of each request for other services are typically set forth in a field ticket, purchase order or work order. The master services agreement contains general terms and provisions, including minimum insurance coverage amounts that we are required to maintain and confidentiality obligations with respect to Chesapeake’s business, and allocates certain operational risks between Chesapeake and us through indemnity provisions. The master services agreement will remain in effect until we or Chesapeake provides 30 days written notice of termination, although such agreement may not be terminated during the term of the services agreement described below.

As of March 31, 2014, we were party to a services agreement with Chesapeake under which Chesapeake guarantees the utilization of a portion of our drilling rig and hydraulic fracturing fleets during the term of the agreement. Chesapeake guarantees that it will operate, on a daywork basis at market rates, the lesser of 75 of our drilling rigs or 80% of our operational drilling rig fleet, each referred to as a “committed rig.” However, the number of committed rigs will be ratably reduced for each of our drilling rigs that is operated for a third-party customer. In addition, Chesapeake guarantees that each month it will utilize a number of our operational hydraulic fracturing fleets, up to a maximum of 13, to complete a minimum aggregate number of fracturing stages equal to 25 stages per month times the average number of our operational hydraulic fracturing fleets during such month, each referred to as a “committed stage.” However, the number of committed stages per month will be reduced for each stage that we perform for a third-party customer during such month.

If Chesapeake does not meet either the drilling commitment or the stage commitment, it will be required to pay us a non-utilization fee. For each day that a committed rig is not operated, Chesapeake must pay us our average daily operating cost for our operating drilling rigs for the preceding 30 days, plus 20%, and in no event less than $6,600 per day. For each committed stage not performed, Chesapeake must pay us $40,000. The services agreement is subject to the terms of our master services agreement with Chesapeake, has a five-year initial term ending October 25, 2016 and will thereafter automatically extend for successive one-year terms unless we or Chesapeake gives written notice of termination at least 45 days prior to the end of a term; provided, however, that Chesapeake has the right to terminate the agreement, by written notice, within 30 days of our change in control. For purposes of the services agreement, a change of control is deemed to have occurred if Chesapeake no longer beneficially owns at least 51% of our outstanding equity interests. We did not record any revenues for non-utilization in the Current Quarter or Prior Quarter.

As of March 31, 2014, we were party to a facilities lease agreement with Chesapeake pursuant to which we lease a number of the storage yards and physical facilities out of which we conduct our operations. The initial

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

term of the lease agreement ends December 31, 2014, after which the agreement is automatically renewed for successive one-year terms until we or Chesapeake terminate it. During the renewal periods, the amount of rent charged by Chesapeake increases by 2.5% each year. We make monthly payments to Chesapeake under the facilities lease agreement that cover rent and our proportionate share of maintenance, operating expenses, taxes and insurance. We incurred $4.1 million and $4.3 million of lease expense for the Current Quarter and Prior Quarter, respectively, under this facilities lease agreement.

Chesapeake provides us with general and administrative services and the services of its employees pursuant to an administrative services agreement. These services include legal, accounting, treasury, environmental, safety, information technology and other corporate services. In return for the general and administrative services provided by Chesapeake, we reimburse Chesapeake on a monthly basis for the overhead expenses incurred by Chesapeake on our behalf in accordance with its current allocation policy, which includes costs and expenses incurred in connection with the provision of any of the services under the agreement, including the wages and benefits of Chesapeake employees who perform services on our behalf. The administrative expense allocation is determined by multiplying revenues by a percentage determined by Chesapeake based on the historical average of costs incurred on our behalf. All of the administrative cost allocations are based on assumptions that management believes are reasonable; however, these allocations are not necessarily indicative of the costs and expenses that would have resulted if we had been operating as a stand-alone entity. The administrative services agreement has a five-year initial term and will thereafter automatically extend for successive one-year terms unless we or Chesapeake give written notice of termination at least one year prior to the end of a term. These charges from Chesapeake were $12.8 million and $13.0 million for the Current Quarter and Prior Quarter, respectively.

11. Segment Information

Our revenues, income (loss) before income taxes and identifiable assets are primarily attributable to four reportable segments. Each of these segments represents a distinct type of business. These segments have separate management teams which report to our chief operating decision maker. The results of operations in these segments are regularly reviewed by the chief operating decision maker for purposes of determining resource allocation and assessing performance. Management evaluates the performance of our segments based upon earnings before interest, taxes, depreciation and amortization, as further adjusted to add back nonrecurring items. The following is a description of the segments and other operations:

Drilling. Our drilling segment provides land drilling and drilling-related services, including directional drilling, geosteering and mudlogging, for oil and natural gas exploration and development activities. As of March 31, 2014, we owned or leased a fleet of 114 land drilling rigs.

Hydraulic Fracturing. Our hydraulic fracturing segment provides hydraulic fracturing and other well stimulation services. Hydraulic fracturing involves pumping fluid down a well casing or tubing under high pressure to cause the underground formation to crack, allowing the oil or natural gas to flow more freely. As of March 31, 2014, we owned nine hydraulic fracturing fleets with an aggregate of 360,000 horsepower.

Oilfield Rentals. Our oilfield rentals segment provides premium rental tools for land-based oil and natural gas drilling, completion and workover activities. We offer a full line of rental tools, including drill pipe, drill collars, tubing, blowout preventers, frac tanks, mud tanks and environmental containment. We also provide air drilling, flowback services and services associated with the transfer of water to the wellsite for well completions.

Oilfield Trucking. Our oilfield trucking segment provides drilling rig relocation and logistics services as well as fluid handling services. Our trucks move drilling rigs and other fluids and construction materials to and

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

from the wellsite and also transport produced water from the wellsite. As of March 31, 2014, we owned a fleet of 260 rig relocation trucks, 67 cranes and forklifts and 247 fluid hauling trucks.

Other Operations. Our other operations consist primarily of our natural gas compression unit and related oil and gas production equipment manufacturing business and corporate functions, including our 2019 Senior Notes and Credit Facility.

	Drilling	Hydraulic Fracturing	Oilfield Rentals	Oilfield Trucking	Other Operations	Intercompany Eliminations	Consolidated Total
	(in thousands)
For The Three Months Ended March 31, 2014:
Revenues	$182,111	$201,620	$36,178	$57,438	$41,355	$(8,992)	$509,710
Intersegment revenues	(1,677)	—	(236)	(1,243)	(5,836)	8,992	—

Total revenues	$180,434	$201,620	$35,942	$56,195	$35,519	$—	$509,710

Depreciation and amortization	34,903	18,109	13,347	5,929	177	—	72,465
Losses (gains) on sales of property and equipment	1,710	—	(742)	(8)	17	—	977
Impairments and other(a)	19,601	207	—	—	—	—	19,808
Interest expense	—	—	—	—	(14,692)	—	(14,692)
Loss from equity investees	—	(917)	—	—	—	—	(917)
Other income (expense)	332	104	14	18	(97)	—	371
(Loss) Income Before Income Taxes	$(3,688)	$1,205	$(3,373)	$(5,268)	$(18,130)	$—	$(29,254)
For The Three Months Ended March 31, 2013:
Revenues	$186,590	$214,946	$47,736	$63,196	$39,087	$(7,668)	$543,887
Intersegment revenues	(1,217)	—	(223)	(1,784)	(4,444)	7,668	—

Total revenues	$185,373	$214,946	$47,513	$61,412	$34,643	$—	$543,887

Depreciation and amortization	32,188	15,896	15,272	6,555	201	—	70,112
Losses (gains) on sales of property and equipment	531	18	94	(269)	—	—	374
Impairments	24	—	—	—	—	—	24
Interest expense	—	—	—	—	(14,010)	—	(14,010)
Loss from equity investees	—	(94)	—	(25)	—	—	(119)
Other income (expense)	71	295	58	54	46	—	524
Income (Loss) Before Income Taxes	$7,917	$30,009	$3,416	$1,026	$(18,136)	$—	$24,232
As of March 31, 2014:
Total Assets	$1,192,304	$443,337	$173,331	$183,616	$75,742	$(5,240)	$2,063,090
As of December 31, 2013:
Total Assets	$1,134,026	$454,559	$184,285	$204,386	$55,432	$(5,795)	$2,026,893

(a)	Includes lease termination costs of $8.4 million for the Current Quarter.

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

12. Condensed Consolidating Financial Information

In October 2011, COO issued and sold the 2019 Notes with an aggregate principal amount of $650.0 million (see Note 3). Pursuant to the indenture governing the 2019 Senior Notes, such notes are fully and unconditionally and jointly and severally guaranteed by all of COO’s material subsidiaries, other than COF, which is a co-issuer of the 2019 Notes. Each of the subsidiary guarantors is 100% owned by COO and there are no material subsidiaries of COO other than the subsidiary guarantors. COF and WWS are minor non-guarantor subsidiaries whose condensed consolidating financial information is included with the subsidiary guarantors. COO has independent assets and operations. There are no significant restrictions on the ability of COO or any subsidiary guarantor to obtain funds from its subsidiaries by dividend or loan.

Set forth below are condensed consolidating financial statements for COO (“Parent”) on a stand-alone, unconsolidated basis, and its combined guarantor subsidiaries as of March 31, 2014 and December 31, 2013 and for the three months ended March 31, 2014 and 2013. The financial information may not necessarily be indicative of results of operations, cash flows or financial position had the subsidiaries operated as independent entities.

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

CONDENSED CONSOLIDATING BALANCE SHEET

AS OF MARCH 31, 2014

(in thousands)

	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Assets:
Current Assets:
Cash	$3,014	$277	$—	$3,291
Accounts receivable	—	68,386	—	68,386
Affiliate accounts receivable	692	314,295	—	314,987
Inventory	—	47,979	—	47,979
Deferred income tax asset	852	4,027	—	4,879
Prepaid expenses and other	673	16,390	—	17,063

Total Current Assets	5,231	451,354	—	456,585

Property and Equipment:
Property and equipment, at cost	3,903	2,279,590	—	2,283,493
Less: accumulated depreciation	(278)	(814,270)	—	(814,548)
Property and equipment held for sale, net	—	58,302	—	58,302

Total Property and Equipment, Net	3,625	1,523,622	—	1,527,247

Other Assets:
Investments	—	12,405	—	12,405
Goodwill	—	42,447	—	42,447
Intangible assets, net	—	6,441	—	6,441
Deferred financing costs, net	13,343	—	—	13,343
Other long-term assets	53,183	4,622	(53,183)	4,622
Investments in subsidiaries and intercompany advances	1,592,196	—	(1,592,196)	—

Total Other Assets	1,658,722	65,915	(1,645,379)	79,258

Total Assets	$1,667,578	$2,040,891	$(1,645,379)	$2,063,090

Liabilities and Equity:
Current Liabilities:
Accounts payable	$1,338	$27,255	$—	$28,593
Affiliate accounts payable	1,452	41,978	—	43,430
Other current liabilities	20,324	191,404	—	211,728

Total Current Liabilities	23,114	260,637	—	283,751

Long-Term Liabilities:
Deferred income tax liabilities	—	187,112	(53,183)	133,929
Senior notes	650,000	—	—	650,000
Revolving credit facility	464,300	—	—	464,300
Other long-term liabilities	1,529	946	—	2,475

Total Long-Term Liabilities	1,115,829	188,058	(53,183)	1,250,704

Equity	528,635	1,592,196	(1,592,196)	528,635

Total Liabilities and Equity	$1,667,578	$2,040,891	$(1,645,379)	$2,063,090

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

CONDENSED CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2013

(in thousands)

	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Assets:
Current Assets:
Cash	$1,615	$63	$—	$1,678
Accounts receivable	—	62,959	—	62,959
Affiliate accounts receivable	1,142	311,338	—	312,480
Inventory	—	45,035	—	45,035
Deferred income tax asset	—	5,318	—	5,318
Prepaid expenses and other	851	19,450	—	20,301

Total Current Assets	3,608	444,163	—	447,771

Property and Equipment:
Property and equipment, at cost	3,103	2,238,247	—	2,241,350
Less: accumulated depreciation	(133)	(773,149)	—	(773,282)
Property and equipment held for sale, net	—	29,408	—	29,408

Total Property and Equipment, Net	2,970	1,494,506	—	1,497,476

Other Assets:
Investments	—	13,236	—	13,236
Goodwill	—	42,447	—	42,447
Intangible assets, net	—	7,429	—	7,429
Deferred financing costs, net	14,080	—	—	14,080
Other long-term assets	54,958	4,454	(54,958)	4,454
Investments in subsidiaries and intercompany advances	1,542,365	—	(1,542,365)	—

Total Other Assets	1,611,403	67,566	(1,597,323)	81,646

Total Assets	$1,617,981	$2,006,235	$(1,597,323)	$2,026,893

Liabilities and Equity:
Current Liabilities:
Accounts payable	$2,051	$28,615	$—	$30,666
Affiliate accounts payable	838	33,362	—	34,200
Other current liabilities	11,669	198,454	—	210,123

Total Current Liabilities	14,558	260,431	—	274,989

Long-Term Liabilities:
Deferred income tax liabilities	—	200,705	(54,958)	145,747
Senior notes	650,000	—	—	650,000
Revolving credit facility	405,000	—	—	405,000
Other long-term liabilities	1,231	2,734	—	3,965

Total Long-Term Liabilities	1,056,231	203,439	(54,958)	1,204,712

Equity	547,192	1,542,365	(1,542,365)	547,192

Total Liabilities and Equity	$1,617,981	$2,006,235	$(1,597,323)	$2,026,893

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2014

(in thousands)

	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:
Revenues	$1,143	$509,688	$(1,121)	$509,710
Operating Expenses:
Operating costs	1,912	409,499	(1,822)	409,589
Depreciation and amortization	20	72,445	—	72,465
General and administrative	7,259	13,628	—	20,887
Gains on sales of property and equipment	—	977	—	977
Impairments and other	—	19,808	—	19,808

Total Operating Expenses	9,191	516,357	(1,822)	523,726

Operating (Loss) Income	(8,048)	(6,669)	701	(14,016)

Other (Expense) Income:
Interest expense	(14,692)	—	—	(14,692)
Loss from equity investees	—	(917)	—	(917)
Other income	—	371	—	371
Equity in net loss of subsidiary	(4,387)	—	4,387	—

Total Other (Expense) Income	(19,079)	(546)	4,387	(15,238)

(Loss) Income Before Income Taxes	(27,127)	(7,215)	5,088	(29,254)
Income Tax (Benefit) Expense	(8,570)	(2,393)	266	(10,697)

Net (Loss) Income	$(18,557)	$(4,822)	$4,822	$(18,557)

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2013

(in thousands)

	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:
Revenues	$1,848	$543,838	$(1,799)	$543,887
Operating Expenses:
Operating costs	2,427	414,985	(2,363)	415,049
Depreciation and amortization	—	70,112	—	70,112
General and administrative	6,189	14,302	—	20,491
Losses on sales of property and equipment	—	374	—	374
Impairments	—	24	—	24

Total Operating Expenses	8,616	499,797	(2,363)	506,050

Operating (Loss) Income	(6,768)	44,041	564	37,837

Other (Expense) Income:
Interest expense	(14,010)	—	—	(14,010)
Loss from equity investees	—	(119)	—	(119)
Other income	4	520	—	524
Equity in net earnings of subsidiary	27,226	—	(27,226)	—

Total Other Income (Expense)	13,220	401	(27,226)	(13,605)

Income (Loss) Before Income Taxes	6,452	44,442	(26,662)	24,232
Income Tax (Benefit) Expense	(7,781)	17,780	—	9,999

Net Income (Loss)	$14,233	$26,662	$(26,662)	$14,233

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2014

(in thousands)

	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Cash Flows From Operating Activities:	$(2,181)	$56,763	$—	$54,582

Cash Flows From Investing Activities:
Additions to property and equipment	(800)	(117,771)	—	(118,571)
Proceeds from sale of assets	—	6,375	—	6,375
Additions to investments and other	(54,920)	(73)	54,920	(73)

Cash used in investing activities	(55,720)	(111,469)	54,920	(112,269)

Cash Flows From Financing Activities:
Contributions from (distributions to) affiliates	—	54,920	(54,920)	—
Borrowings from revolving credit facility	281,500	—	—	281,500
Payments on revolving credit facility	(222,200)	—	—	(222,200)

Net cash provided by financing activities	59,300	54,920	(54,920)	59,300

Net increase in cash	1,399	214	—	1,613
Cash, beginning of period	1,615	63	—	1,678

Cash, end of period	$3,014	$277	$—	$3,291

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2013

(in thousands)

	Parent(a)	Guarantor Subsidiaries	Eliminations	Consolidated
Cash Flows From Operating Activities:	$14,102	$95,345	$(22,054)	$87,393

Cash Flows From Investing Activities:
Additions to property and equipment	(2,890)	(89,606)	—	(92,496)
Proceeds from sale of assets	—	29,357	—	29,357
Other	—	(175)	—	(175)

Cash used in investing activities	(2,890)	(60,424)	—	(63,314)

Cash Flows From Financing Activities:
Contributions from (distributions to) affiliates	—	(35,015)	22,054	(12,961)
Borrowings from revolving credit facility	237,300	—	—	237,300
Payments on revolving credit facility	(247,900)	—	—	(247,900)

Net cash used in financing activities	(10,600)	(35,015)	22,054	(23,561)

Net increase (decrease) in cash	612	(94)	—	518
Cash, beginning of period	863	364	—	1,227

Cash, end of period	$1,475	$270	$—	$1,745

(a)	We have revised the Parent column to properly reflect the distributions from Guarantor Subsidiaries as cash flows from operating activities, which were previously presented for the three months ended March 31, 2013 as cash flows from financing activities. We have evaluated this revision and do not consider it material to any previously issued financial statements.

13.	Recently Issued Accounting Standards

Recently Issued Accounting Standards

In April 2014, the FASB issued ASU No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” ASU 2014-08 raises the threshold for a disposal to qualify as a discontinued operation and requires new disclosures of both discontinued operations and certain other disposals that do not meet the definition of a discontinued operation. It is effective for annual periods beginning on or after December 15, 2014. Early adoption is permitted but only for disposals that have not been reported in financial statements previously issued. We have early adopted ASU 2014-08 in the Current Quarter. The adoption of this standard did not have a material impact on our consolidated financial statements.

14.	Potential Separation

On February 24, 2014, Chesapeake announced that it is pursuing strategic alternatives for COO, including a potential spin-off to Chesapeake shareholders or an outright sale. On March 17, 2014, we filed with the SEC a registration statement on Form 10 under the Securities Exchange Act of 1934, as amended. The Form 10 contains a preliminary information statement about the potential terms and conditions of a spin-off, including the potential benefits and risks associated with the transaction. Immediately prior to completion of the possible spin-off, COO would convert into a corporation and change its name to Seventy Seven Energy Inc. (SSE). The spin-off would

CHESAPEAKE OILFIELD OPERATING, L.L.C.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

then be effected through the pro rata distribution of SSE common stock to Chesapeake shareholders. After the distribution, we would be an independent, publicly traded company. Any spin-off or sale is subject to several conditions, including approval by Chesapeake’s Board of Directors. In addition, the Form 10 registration statement has not been declared effective by the SEC and may be revised or updated in the future. There can be no assurance that Chesapeake will commit to pursue a spin-off or sale of our company or any other transaction, or that if any transaction is pursued, that it will be consummated.

15.	Subsequent Events

Subsequent to March 31, 2014, we purchased six leased drilling rigs subject to the master lease agreements described in Note 5 for approximately $20.1 million. In conjunction with the purchases, we also terminated approximately $4.0 million of remaining lease commitments associated with these drilling rigs.